Form 10-K, Exhibit 13
period 1994-01-29
PENNEY J C CO INC
filed 1994-04-13
CIK 77182

                                                                     EXHIBIT 13


                           J.C. PENNEY COMPANY, INC.
                               1993 ANNUAL REPORT

                                  (EXCERPT)

                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS (In millions except per share data)             1993          1992          1991
                                                                      ----          ----          ----
Retail sales, per cent increase (decrease)                             5.4          11.2          (1.0)
Gross margin, per cent of retail sales(1)
  FIFO                                                                31.3          31.5           30.9
  LIFO                                                                31.5          31.7           31.5
Selling, general, and administrative expenses,
  per cent of retail sales(1)                                         23.7          24.7           25.6
Pre-tax income of other businesses                                  $  149        $  125         $   91
Effective income tax rate                                             39.3          38.3           43.5
Net income(2),(3)                                                   $  940        $  777         $   80
  Per share(2),(3)                                                  $ 3.53        $ 2.95         $  .20

(1) Ratios for 1992 and 1991 reflect the reclassifications made to conform with 1993, as described on page 18.

(2) Excluding the effects of an extraordinary charge and the cumulative effect of an accounting change, after tax income was $944 million, or $3.55 per share, in 1993.

(3) Excluding the effects of nonrecurring items and the cumulative effect of an accounting change, after tax income was $528 million, or $2.00 per share, in 1991.

NET INCOME was $940 million in 1993, an increase of 20.9 per cent from $777 million in 1992. Fully diluted earnings per share improved to $3.53 per share from $2.95 per share in 1992. Net income in 1993 was reduced by an extraordinary charge, net of tax, of $55 million, or 21 cents per share, for the premium and unamortized issuing costs related to retired debt. Net income was increased by $51 million, or 19 cents per share, for the cumulative effect of implementing Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. Excluding the impact of the extraordinary charge and the cumulative effect of the accounting change, net income was $944 million, or $3.55 per share. 1993 net income also included a charge of $14 million, or 5 cents per share, for the impact of the tax rate increase on deferred taxes. Increased sales volume in both stores and catalog, resulting from the Company's strategy of offering fashion, quality, and price to its customers, as well as an aggressive national advertising campaign, were largely responsible for the improvement. Contributing to increased profits were well managed selling, general, and administrative expenses. These expenses, as a per cent of retail sales, declined significantly in 1993.
     Net income was $777 million in 1992, an increase of 47.2 per cent from $528 million in 1991, excluding the impact in 1991 of nonrecurring items and the cumulative effect of an accounting change. On a comparable basis, fully diluted earnings per share improved to $2.95 per share from $2.00 per share in 1991. Higher sales volume due to increased unit sales, resulting from the shift in the Company's strategy to more affordable pricing, was largely responsible for the improvement. Selling, general, and administrative expenses, as a per cent of retail sales, declined significantly in 1992.
     Net income was $80 million in 1991 and fully diluted earnings per share was 20 cents. Net income in 1991 was reduced by a provision for nonrecurring items and the cumulative effect of an accounting change. Nonrecurring items in 1991 amounted to $395 million before income taxes, and reflected certain changes in strategy. The Company made a strategic business decision in 1991 to hold only regional shopping center joint ventures in its real estate investment portfolio and to dispose of all other projects as soon as practicable. As a result of this decision, a provision of $220 million was made to record the costs to dispose of the properties the Company planned to exit. Also, in 1991, a decision was made to downsize or discontinue several non-core retail operations. This decision reflected a change in business strategy to deemphasize experimental businesses and to focus on the Company's core business, resulting in a provision of $115 million. In addition, nonrecurring items included a provision of $60 million for the costs associated with consolidating and streamlining various Company activities. In 1993, the Company completed the disposition of all its non-regional shopping center properties, and continued to close unproductive stores and implement cost cutting measures. The restructuring was substantially complete at the end of 1993. In 1991, the Company adopted Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, that resulted in a one-time charge to earnings of $184 million, net of taxes, or 79 cents per share.
     Excluding the effects of the nonrecurring items and the cumulative effect of the accounting change in 1991, income declined 8.5 per cent to $528 million from $577 million in 1990. The decline in 1991 was due to a 1.0 per cent decline in sales volume and an increase in the income tax rate. On a comparable basis, earnings per share declined from $2.16 in 1990 to $2.00 in 1991.

                                              Per cent increase           Per cent increase
REVENUE (In millions)               1993       (decrease)         1992       (decrease)       1991
                                    ----       ----------         ----       ----------       ----
JCPenney stores                   $14,056         4.4           $13,460        12.1          $12,007
Catalog                             3,514        11.0             3,166         5.5            3,002
Drug stores                         1,413         2.2             1,383        16.0            1,192
  Total retail sales*              18,983         5.4            18,009        11.2           16,201
JCPenney Insurance                    475        22.5               388        18.3              328
JCPenney National Bank                120         2.0               118        (1.1)             119
  Total revenue                   $19,578         5.7           $18,515        11.2          $16,648

1993 and 1991 comprised 52 weeks, and 1992 comprised 53 weeks.

*On a comparable 52-week basis, total retail sales increased 6.9 per cent in 1993 and 9.8 per cent in 1992.

SALES of all JCPenney stores in 1993 increased 4.4 per cent while comparable store sales increased 4.0 per cent. The sales gain was primarily the result of the Company's strategy of offering fashion and quality merchandise to its customers at competitive, affordable prices; a new national television advertising campaign; and the increased emphasis on developing its private brands. On a comparable 52 week basis, sales of JCPenney stores increased 5.8 per cent in 1993, and comparable store sales increased 5.3 per cent. JCPenney store sales increased approximately 6 per cent in each of the merchandise divisions (women's, men's, children's and family shoes, and home and leisure). Sales of all JCPenney stores, on a 52 week basis, increased 10.9 per cent in 1992, and comparable store sales increased 9.7 per cent.
       Catalog sales increased 11.0 per cent in 1993 to a record $3,514 million. The results were impacted by significant growth in the number of new customers, gains from specialty catalogs, and improved synergy with JCPenney stores' merchandise mix. The Company's decision to accept the Discover Card in April 1993 contributed to 1993's growth in attracting new customers.
       Drug store sales increased 2.2 per cent in 1993. On a comparable 52 week basis, drug store sales increased 4.2 per cent in 1993, primarily as a result of higher mail order pharmacy sales.

GROSS MARGIN on a FIFO basis, as a per cent of retail sales, declined in 1993 to 31.3 per cent from 31.5 per cent in 1992, due to a more promotional environment during the holiday season. This ratio increased in 1992 as compared with 1991 due to lower markdowns. The decline in this ratio in 1991 as compared with 1990 was due to increased markdowns in the first half of 1991.
       In 1991, based on its strategy to lower retail prices, the Company elected to apply an internally developed LIFO index (rather than one prepared by the U.S. Government for all department stores) to measure more accurately increases and decreases in JCPenney retail prices. Because of the continued decline in retail prices, there was deflation in the Company's LIFO index in 1993, 1992, and in 1991. As a result, there was a LIFO credit of $36 million in 1993, as compared with a credit of $32 million in 1992 and a $91 million credit in 1991.
       Gross margin on a LIFO basis, as a per cent of retail sales, was 31.5 per cent in 1993, as compared with 31.7 per cent in 1992 and 31.5 per cent in 1991.

SG&A EXPENSES increased in 1993 by 1.4 per cent from 1992's level. As a per cent of sales, SG&A expenses declined in 1993 to 23.7 per cent from 24.7 per cent in 1992, reflecting the Company's continuing efforts to control costs across all operating and support areas.
       SG&A expenses increased in 1992 by 7.0 per cent, reflecting higher salaries and personnel related costs resulting from increased sales volume and planned increases in advertising associated with a national television advertising campaign and increased distribution of circulars. SG&A expenses declined in 1991 by 3.1 per cent, reflecting the Company's efforts to reduce costs across all operating and support areas. In 1992, the SG&A expense ratio declined to 24.7 per cent from 25.6 per cent in 1991 and 26.2 per cent in 1990, as a result of higher sales volume and well managed expenses.

NET INTEREST EXPENSE AND CREDIT COSTS (In millions)                1993            1992           1991
                                                                   ----            ----           ----
Finance charge revenue                                          $  (523)         $ (509)        $  (567)
Interest expense, net                                               241             258             308
Credit costs
  Bad debt expense                                                   95             122             175
  Operating expenses (including third
    party credit costs)                                             260             261             260
                                                                -------          ------         -------
Net interest expense and credit costs                           $    73          $  132         $   176

NET INTEREST EXPENSE AND CREDIT COSTS declined 44.7 per cent in 1993 to $73 million, primarily as a result of lower bad debt and interest expense. Interest expense declined as a result of the debt restructuring program (described on page 13) initiated by the Company to take advantage of declining interest rates. Net interest expense and credit costs was $132 million in 1992, a decline of 25.0 per cent from $176 million in 1991. The decline in 1992 was also due to lower bad debt and interest expense.

THE EFFECTIVE INCOME TAX RATE for 1993 was 39.3 per cent as compared with 38.3 per cent in 1992 and 43.5 per cent in 1991. The 1993 rate included a one-time, non-cash charge of $14 million for the revaluation of deferred taxes, as required by Statement No. 109, Accounting for Income Taxes. Excluding the adjustment for deferred taxes, the 1993 effective income tax rate was 38.3 per cent, which approximates the expected rate for 1994. The 1993 rate increased from 1992's rate due to the legislated Federal income tax rate increase from 34 per cent to 35 per cent. The 1993 rate was reduced by the tax effect of dividends on allocated leveraged employee stock ownership plan (LESOP) shares, in accordance with Statement No. 109. The 1992 effective income tax rate declined from 1991's rate primarily due to the $21 million charge to income tax expense in 1991 for prior years' tax audit adjustments.

PRE-TAX INCOME OF OTHER BUSINESSES (In millions)           1993             1992            1991
                                                           ----             ----            ----
JCPenney Insurance                                        $  120           $  101          $   78
JCPenney National Bank                                        29               24              13
                                                          ------           ------          ------
  Total                                                   $  149           $  125          $   91

JCPENNEY INSURANCE, which markets life, accident and health, and credit insurance, continued its growth trend which began in 1989. Pre-tax income was $120 million, an increase of $19 million or 19.3 per cent over 1992. This growth resulted from favorable trends in both premiums earned and lower loss ratios. Premium income for 1993 was $416 million, an increase of $83 million or 25 per cent over 1992. The growth in premium income resulted from an increase of 1.2 million policies, 25 per cent more than in 1992. Increases in renewal premiums of $59 million resulted from the increased sales over the past three years coupled with favorable policy retention. Pre-tax income was $101 million in 1992, an increase of 27.9 per cent over 1991, primarily due to increased premiums. During the past two years, JCPenney Insurance has expanded its market share through relationships with other credit card issuers in both the United States and Canada to solicit their customers. These relationships included 17 companies in the United States and three companies in Canada.

JCPENNEY NATIONAL BANK offers Visa and MasterCard credit cards. At the end of the year, about 403 thousand credit cards were active. Pre-tax income improved in both 1993 and 1992, as a result of lower interest rates and a reduction in bad debt expense.

FINANCIAL POSITION. The Company generated $286 million in cash from operating activities in 1993 as compared with $1,574 million in 1992 and $911 million in 1991. The change in 1993 was due to an increase in customer accounts receivable, particularly in the fourth quarter when the utilization of the JCPenney credit card increased to 47.5 per cent of sales from 46.6 per cent in 1992's comparable period. Additionally, $425 million of securitized accounts receivable were amortized. The primary contributions to increased cash flow in 1992 were higher net income and declines in customer accounts receivable.
       Total customer receivables serviced by the Company were $4.4 billion at the end of 1993, $352 million or 8.8 per cent higher than the level at the end of 1992. The increase in customer receivables was due to the higher sales volume in 1993. In 1993, the Company established the JCPenney Card Bank, National Association, which issues JCPenney credit cards to customers in five states. The customer accounts receivable owned by the Card Bank are fully consolidated for reporting purposes in the total customer receivables serviced by the Company. Customer receivables serviced totaled $4.0 billion at the end of 1992, $411 million or 9.3 per cent below the level at the end of 1991. The decline in 1992 customer receivables serviced reflected a reduction in the utilization of the JCPenney credit card, increased usage of third party credit cards, as well as faster repayments by customers. Customer receivables serviced were $4.4 billion at the end of 1991, or 8.6 per cent below the level at the end of 1990.
       Merchandise inventories, on a FIFO basis, increased to $3.8 billion in 1993, up 7.1 per cent from 1992 and are in line with recent sales volumes. FIFO inventories increased 10.2 per cent in 1992 and 4.9 per cent in 1991.
       Net property, plant, and equipment, at $3.8 billion, was $63 million above the level of the preceding year. Cash requirements for capital expenditures in 1993 were $480 million, $26 million above 1992. Capital expenditures were $516 million in 1991. The Company presently expects capital expenditures of approximately $500 million in each of the next three years.

     Investments, at $1.2 billion, increased $191 million in 1993, primarily due to growth in JCPenney Insurance investments.
     Accounts payable and accrued expenses increased 5 per cent to $2.1 billion in 1993 primarily as a result of the increase in trade accounts payable due to the $287 million increase in merchandise inventories. Accounts payable and accrued expenses were $2.0 billion in 1992 and $1.6 billion in 1991.
       During 1993, the Company continued a program to restructure its debt and securitized accounts receivable portfolio to take advantage of the lower interest rate environment. The program, which was initiated in 1992, restructured and refinanced $2.6 billion of high cost debt, including both on and off- balance-sheet debt, through various methods including calls, open market purchases, defeasance, and scheduled retirements. Additionally, in February 1994, $350 million of zero coupon notes yielding 13 per cent matured. The restructured debt was financed with operating cash flow and lower cost debt. The weighted average annual interest rate on the restructured and refinanced debt was 10 per cent. In connection with the program, the Company issued $1.25 billion of fixed rate debt in 1993 and 1992 with maturities of five, 10, and 30 years, with a weighted average annual interest rate of 6.1 per cent. As a result, the program will produce annual financing cost savings in excess of $120 million.
       Total debt at year end 1993 included $379 million of borrowings by the LESOP, which is guaranteed by the Company. The source of funds to repay the LESOP debt will be dividends from the Series B preferred stock and cash contributions by the Company, totaling approximately $50 million semi-annually through July 1998.
       Stockholders' equity was $5.4 billion at the end of 1993, an increase of $660 million from the previous year due primarily to the increase in net income.
       On March 9, 1994, the Board of Directors declared an increase in the regular quarterly dividend to 42 cents per share, or an indicated annual rate of $1.68 per share. The regular quarterly dividend on the Company's outstanding stock was payable on May 1, 1994, to stockholders of record on April 8, 1994. The Board also approved on March 9, 1994, the purchase of up to 10 million shares of the Company's common stock to offset dilution caused by the issuance of common shares under the Company's equity compensation and benefit plans. The shares will be purchased from time to time on the open market or through privately negotiated transactions. On March 10, 1993, the Board of Directors declared a two-for-one split of the Company's common stock and increased the quarterly dividend to 36 cents per share from 33 cents per share, or an indicated annual rate of $1.44 compared with $1.32 per share in 1992.
       The Company anticipates that the major portion of its cash requirements during the next few years to finance its operations, update its stores, and expand will continue to be generated internally from operations. The Company will continue to review all expenditures to maximize financial returns and maintain financial flexibility.

IMPACT OF INFLATION AND CHANGING PRICES. The impact of inflation on the Company has lessened in recent years as the rate of inflation has declined. Inflation causes increases in the cost of doing business, including capital expenditures. The effect of rising costs cannot always be passed along to customers by adjusting prices because of competitive conditions. By striving to control costs, the Company attempts to minimize the effects of inflation on its operations.

                                  INDEPENDENT
                                   AUDITORS'
                                     REPORT

To the Stockholders and Board of Directors of J.C. Penney Company, Inc.:

We have audited the accompanying consolidated balance sheets of J.C. Penney Company, Inc. and Subsidiaries as of January 29, 1994, January 30, 1993, and January 25, 1992, and the related consolidated statements of income, reinvested earnings, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J.C. Penney Company, Inc. and Subsidiaries as of January 29, 1994, January 30, 1993, and January 25, 1992, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.
       As discussed on page 25, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, in 1991. Also, as discussed on page 27, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1993.



KPMG Peat Marwick
200 Crescent Court, Dallas, Texas 75201
February 24, 1994

                             COMPANY STATEMENT ON
                            FINANCIAL INFORMATION


The Company is responsible for the information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and are considered to present fairly in all material respects the Company's results of operations, financial position, and cash flows. Certain amounts included in the consolidated financial statements are estimated based on currently available information and judgment of the outcome of future conditions and circumstances. Financial information elsewhere in this Annual Report is consistent with that in the consolidated financial statements.
       The Company's system of internal controls is supported by written policies and procedures and supplemented by a staff of internal auditors. This system is designed to provide reasonable assurance, at suitable costs, that assets are safeguarded and that transactions are executed in accordance with appropriate authorization and are recorded and reported properly. The system is continually reviewed, evaluated, and where appropriate, modified to accommodate current conditions. Emphasis is placed on the careful selection, training, and development of professional managers.
       An organizational alignment that is premised upon appropriate delegation of authority and division of responsibility is fundamental to this system. Communication programs are aimed at assuring that established policies and procedures are disseminated and understood throughout the Company.
       The consolidated financial statements have been audited by independent auditors whose report appears above. This audit was conducted in accordance with generally accepted auditing standards, which includes the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.
       The Audit Committee of the Board of Directors is composed solely of directors who are not officers or employees of the Company. The Audit Committee's responsibilities include recommending to the Board for stockholder approval the independent auditors for the annual audit of the Company's consolidated financial statements. The Committee also reviews the audit plans, scope, fees, and audit results of the auditors; internal audit reports on the adequacy of internal controls; non-audit services and related fees; the Company's ethics program; status of significant legal matters; the scope of the internal auditors' plans and budget and results of their audits; and the effectiveness of the Company's program for correcting audit findings. Company personnel, including internal auditors, meet periodically with the Audit Committee to discuss auditing and financial reporting matters.




William R. Howell                                 Robert E. Northam
Chairman of the Board                             Executive Vice President
and Chief Executive Officer                       and Chief Financial Officer

                       CONSOLIDATED STATEMENTS OF INCOME

                      (In millions except per share data)
                   J.C. Penney Company, Inc. and Subsidiaries

FOR THE YEAR                                                  1993          1992           1991
                                                              ----          ----           ----
REVENUE
Retail sales                                               $ 18,983      $ 18,009        $ 16,201
Other revenue                                                   595           506             447
                                                           --------      --------        --------
TOTAL REVENUE                                                19,578        18,515          16,648
                                                           --------      --------        --------
COSTS AND EXPENSES
Cost of goods sold, occupancy, buying,
  and warehousing costs                                      12,997        12,297          11,099
Selling, general, and administrative expenses                 4,508         4,446           4,154
Costs and expenses of other businesses                          446           381             356
Net interest expense and credit costs                            73           132             176
Nonrecurring items                                               --            --             395
                                                           --------      --------        --------
TOTAL COSTS AND EXPENSES                                     18,024        17,256          16,180
                                                           --------      --------        --------
INCOME BEFORE INCOME TAXES, EXTRAORDINARY
  CHARGE, AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES         1,554         1,259             468
Income taxes                                                    610           482             204
                                                           --------      --------        --------
INCOME BEFORE EXTRAORDINARY CHARGE AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGES                       944           777             264
Extraordinary charge on debt redemption,
  net of income taxes of $35                                    (55)           --              --
Cumulative effect of accounting change
  for income taxes                                               51            --              --
Cumulative effect of accounting change for
  postretirement health care benefits, net of
  income taxes of $116                                           --            --            (184)
                                                           --------      --------        --------
NET INCOME                                                 $    940      $    777        $     80
                                                           ========      ========        ========
EARNINGS PER COMMON SHARE
PRIMARY
Income before extraordinary charge and cumulative
  effect of accounting changes                             $   3.79      $   3.15        $    .99
Extraordinary charge on debt redemption, net                   (.23)           --              --
Cumulative effect of accounting change for
  income taxes                                                  .21            --              --
Cumulative effect of accounting change for
  postretirement health care benefits                            --            --            (.79)
                                                           --------      --------        --------
Net income                                                 $   3.77      $   3.15        $    .20
                                                           ========      ========        ========
FULLY DILUTED
Income before extraordinary charge and cumulative
  effect of accounting changes                             $   3.55      $   2.95        $    .99
Extraordinary charge on debt redemption, net                   (.21)           --              --
Cumulative effect of accounting change for
  income taxes                                                  .19            --              --
Cumulative effect of accounting change for
  postretirement health care benefits                            --            --            (.79)
                                                           --------      --------        --------
Net income                                                 $   3.53      $   2.95        $    .20
                                                           ========      ========        ========

See Notes to Consolidated Financial Statements on pages 18 through 29.

                                  CONSOLIDATED
                                    BALANCE
                                     SHEETS

                        (In millions except share data)
                              J.C.Penney Company,
                             Inc. and Subsidiaries

ASSETS                                                             1993          1992            1991
                                                                   ----          ----            ----
CURRENT ASSETS
Cash and short term investments of $156, $405,
  and $126                                                      $    173      $    426        $    137
Receivables, net                                                   4,679         3,750           4,131
Merchandise inventories                                            3,545         3,258           2,897
Prepaid expenses                                                     168           157             163
                                                                --------      --------        --------
TOTAL CURRENT ASSETS                                               8,565         7,591           7,328
PROPERTIES, NET                                                    3,818         3,755           3,633
INVESTMENTS                                                        1,182           991             442
DEFERRED INSURANCE POLICY ACQUISITION COSTS                          426           372             313
OTHER ASSETS                                                         797           758             728
                                                                --------      --------        --------
                                                                $ 14,788      $ 13,467        $ 12,444
                                                                ========      ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses                           $  2,139      $  2,038        $  1,565
Short term debt                                                    1,284           907             471
Current maturities of long term debt                                 348            --             237
Deferred taxes                                                       112            64              60
                                                                --------      --------        --------
TOTAL CURRENT LIABILITIES                                          3,883         3,009           2,333
LONG TERM DEBT                                                     2,929         3,171           3,354
DEFERRED TAXES                                                     1,013         1,012             968
BANK DEPOSITS                                                        581           538             530
INSURANCE POLICY AND CLAIMS RESERVES                                 540           462             353
OTHER LIABILITIES                                                    477           570             718
STOCKHOLDERS' EQUITY
Preferred stock, without par value:
 Authorized, 25 million shares --
 issued, 1 million shares of Series B LESOP
 convertible preferred                                               648           666             684
Guaranteed LESOP obligation                                         (379)         (447)           (509)
Common stock, par value $0.50:
  Authorized, 500 million shares --
  issued, 236, 235, and 233 million shares                         1,003           955             857
Reinvested earnings                                                4,093         3,531           3,156
                                                                --------      --------        --------
TOTAL STOCKHOLDERS' EQUITY                                         5,365         4,705           4,188
                                                                --------      --------        --------
                                                                $ 14,788      $ 13,467        $ 12,444
                                                                ========      ========        ========

See Notes to Consolidated Financial Statements on pages 18 through 29.


                          CONSOLIDATED STATEMENTS OF
                             REINVESTED EARNINGS
                                (In millions)

REINVESTED EARNINGS AT BEGINNING
  OF YEAR                                                       $  3,531      $  3,156        $  3,413
Net income                                                           940           777              80
Unrealized change in equity securities                                 1            (1)              5
Two-for-one stock split                                               --           (59)             --
Common stock dividends declared                                     (339)         (309)           (308)
Preferred stock dividends declared, net
  of taxes                                                           (40)          (33)            (34)
                                                                --------      --------        --------
REINVESTED EARNINGS AT END OF YEAR                              $  4,093      $  3,531        $  3,156
                                                                ========      ========        ========

See Notes to Consolidated Financial Statements on pages 18 through 29.

                                  CONSOLIDATED
                                   STATEMENTS
                                 OF CASH FLOWS

                                 (In millions)
                              J.C. Penney Company,
                             Inc. and Subsidiaries

FOR THE YEAR                                                       1993          1992            1991
                                                                   ----          ----            ----
OPERATING ACTIVITIES
Net income                                                       $  940        $  777          $  80
Extraordinary charge, net of income taxes                            55            --             --
Cumulative effect of accounting change for
  income taxes                                                      (51)           --              --
Nonrecurring items and cumulative effect of
  accounting change                                                  --            --             695
  Deferred tax effects                                               --            --            (268)
Depreciation and amortization                                       316           310             316
Amortization of original issue discount                              48            58              53
Deferred taxes                                                      100            48             109
Change in cash from:
  Customer receivables                                             (352)          411             413
  Securitized customer receivables amortized                       (425)          (36)           (214)
  Inventories, net of trade payables                               (196)          (27)           (293)
  Other assets and liabilities, net                                (149)           33              20
                                                                 ------        ------          ------
                                                                    286         1,574             911
INVESTING ACTIVITIES                                             ------        ------          ------
Capital expenditures                                               (480)         (454)           (516)
Investment in asset-backed certificates                             (12)         (419)             --
Purchases of investment securities                                 (351)         (325)           (169)
Proceeds from sales of investment securities                        215           195             149
                                                                 ------        ------          ------
                                                                   (628)       (1,003)           (536)
FINANCING ACTIVITIES                                             ------        ------          ------
Increase (decrease) in short term debt                              377           436            (433)
Issuance of long term debt                                        1,015           280             500
Payments of long term debt                                         (875)         (677)           (104)
Premium on debt retirement                                          (76)           --              --
Common stock issued, net                                             37            39               7
Preferred stock retired                                             (18)          (18)            (13)
Dividends paid, preferred and common                               (371)         (342)           (342)
                                                                 ------        ------          ------
                                                                     89          (282)           (385)
NET INCREASE (DECREASE) IN CASH AND                              ------        ------          ------
  SHORT TERM INVESTMENTS                                           (253)          289             (10)
CASH AND SHORT TERM INVESTMENTS AT
  BEGINNING OF YEAR                                                 426           137             147
CASH AND SHORT TERM INVESTMENTS AT                               ------        ------          ------
  END OF YEAR                                                    $  173        $  426          $  137
                                                                 ======        ======          ======
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                                    $  253        $  265          $  267
Interest received                                                $   51        $   71          $   22
Income taxes paid                                                $  486        $  322          $  259

See Notes to Consolidated Financial Statements on pages 18 through 29.

                                  SUMMARY OF
                             ACCOUNTING POLICIES

RECLASSIFICATIONS. Certain amounts for prior years have been reclassified in the Consolidated Statements of Income to conform with the classifications used in 1993. Previously, these amounts were included in "Selling, general, and administrative expenses," "Interest expense, net," "Finance charge revenue," and "Costs and expenses of other businesses." The "Net interest expense and credit costs" caption in the Consolidated Statements of Income includes net interest expense, finance charge revenue, and credit operating costs, including bad debt expense. These reclassifications had no effect on net income. In the Consolidated Balance Sheets, the assets and liabilities of JCPenney Insurance, JCPenney National Bank, and JCP Realty, Inc., which were included in "Other assets" and "Other liabilities," respectively, in prior years, have been fully consolidated. All prior year data throughout this report has been restated to conform with the classifications used in 1993.

BASIS OF CONSOLIDATION. The consolidated financial statements present the results of J.C. Penney Company, Inc. and all of its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

DEFINITION OF FISCAL YEAR. The Company's fiscal year ends on the last Saturday in January. Fiscal year 1993 ended January 29, 1994, 1992 ended January 30, 1993, and 1991 ended January 25, 1992. They comprised 52 weeks, 53 weeks, and 52 weeks, respectively. The accounts of JCPenney Insurance and JCPenney National Bank are on a calendar year basis.

RETAIL SALES. Retail sales include merchandise and services, net of returns, and exclude sales taxes.

EARNINGS PER COMMON SHARE. Primary earnings per share are computed by dividing net income less dividend requirements on the Series B LESOP convertible preferred stock, net of tax, by the weighted average common stock and common stock equivalents outstanding. Fully diluted earnings per share also assume conversion of the Series B LESOP convertible preferred stock into the Company's common stock. Additionally, it assumes adjustment of net income for the additional cash requirements, net of tax, needed to fund the LESOP debt service resulting from the assumed replacement of the preferred dividends with common stock dividends. The number of shares used in the computation of fully diluted earnings per share was 261 million in 1993, 258 million in 1992, and 234 million in 1991.

CASH AND SHORT TERM INVESTMENTS. Cash invested in instruments with remaining maturities of three months or less from time of investment is reflected as short term investments. The carrying value of these instruments approximates market value due to their short maturities.

MERCHANDISE INVENTORIES. Substantially all merchandise inventories are valued at the lower of cost (last-in, first-out) or market, determined by the retail method.

DEPRECIATION. The cost of buildings and equipment is depreciated on a straight line basis over the estimated useful lives of the assets. The principal annual rates of depreciation are 2 per cent for buildings, 5 per cent for warehouse fixtures and equipment, 10 per cent for selling fixtures and equipment, and 20 per cent for data center equipment. Improvements to leased premises are amortized on a straight line basis over the expected term of the lease or their estimated useful lives, whichever is shorter.

DEFERRED CHARGES. Expenses associated with the opening of new stores are written off in the year of the store opening, except those of stores opened in January, which are written off in the following fiscal year. Deferred policy acquisition costs, principally marketing costs and commissions incurred by JCPenney Insurance to secure new insurance policies, are amortized over the expected premium-paying period of the related policies.

INVESTMENTS. Fixed income investments (principally bonds), held by JCPenney Insurance, are carried at amortized cost. Marketable equity securities are carried at market value. Investments also include JCP Receivables, Inc. asset-backed certificates held by the Company, which are carried at amortized cost.

INSURANCE POLICY AND CLAIMS RESERVES. Liabilities established by JCPenney Insurance for future policy benefits are computed using a net level premium method including assumptions as to investment yields, mortality, morbidity, and persistency based on the Company's experience. Liabilities for unpaid claims are charged to expense in the period that the claims are incurred.

ADVERTISING. Costs for newspaper, television, radio, and other media are expensed as incurred, and were $523 million in 1993, $503 million in 1992, and $398 million in 1991. Direct response advertising consists primarily of catalog preparation and printing costs, which are charged to expense over the period during which the benefits of the catalogs are expected, not to exceed six months. Catalog advertising reported in prepaid expense on the balance sheet was $88 million at the end of 1993, as compared with $79 million and $81 million at the end of 1992 and 1991, respectively.

FINANCE CHARGE REVENUE AND BAD DEBT EXPENSE, on customer accounts receivable owned by the Company, are included in the "Net interest expense and credit costs" line of the Consolidated Statements of Income. Finance charge revenue was $523 million in 1993, $509 million in 1992, and $567 million in 1991. Bad debt expense was $95 million in 1993, $122 million in 1992, and $175 million in 1991.

NONRECURRING ITEMS amounted to $395 million in 1991, and included recognition of the costs to dispose of certain real estate properties, the write-off of investments in several experimental businesses, and costs associated with consolidating and streamlining various Company activities. There were no nonrecurring items in 1993 or 1992.

                              RECENT ACCOUNTING
                                  STANDARDS

INCOME TAXES. The Financial Accounting Standards Board issued Statement No. 109, Accounting for Income Taxes, in February 1992. This statement requires an asset and liability approach to accounting for differences between the tax basis of an asset or liability and its reported amount in the financial statements. Previously, the Company accounted for income taxes under APB Opinion No. 11. The Company adopted Statement No. 109 effective January 31, 1993, and recorded a $51 million cumulative adjustment, reducing deferred taxes on the balance sheet, and increasing net income by the same amount.

POSTEMPLOYMENT BENEFITS. The Financial Accounting Standards Board issued Statement No. 112, Employers' Accounting for Postemployment Benefits, in November 1992. This statement, which is required to be adopted in 1994, requires employers to recognize the obligation to provide postemployment benefits on an accrual basis if certain conditions are met. The impact on the Company of adopting this standard is expected to be immaterial.

DEBT AND EQUITY SECURITIES. The Financial Accounting Standards Board issued Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, in May 1993. This statement, which is required to be adopted in 1994 and reflected prospectively, requires that, except for debt securities classified as "held to maturity," investments in debt and equity securities be reported at fair value. Changes in unrealized gains and losses for securities classified as "available for sale" are recorded directly to stockholders' equity, net of applicable income taxes. Had this statement been adopted at year end 1993, assets and deferred taxes on the balance sheet would be increased $119 million and $45 million, respectively, and stockholders' equity would be increased $74 million, with no change in net income.

ADVERTISING. The American Institute of Certified Public Accountants issued Statement of Position No. 93-7, Reporting on Advertising Costs, in December 1993. This SOP, which is effective in 1994, requires that all advertising costs be expensed as incurred or the first time the advertising takes place, except for direct response advertising, which can be capitalized and written off over the period during which the benefits are expected. The Company's reporting of advertising costs is in conformance with the provisions of this statement.


                                 NOTES TO THE
                             FINANCIAL STATEMENTS

RECEIVABLES (In millions)                                              1993         1992         1991
                                                                       ----         ----         ----
Customer receivables serviced                                        $ 4,410      $ 4,068      $ 4,489
Customer receivables sold                                                725        1,150        1,186
                                                                     -------      -------      -------
  Customer receivables owned                                           3,685        2,918        3,303
Less allowance for doubtful accounts                                      59           69           79
                                                                     -------      -------      -------
  Customer receivables, net                                            3,626        2,849        3,224
JCPenney National Bank receivables                                       587          538          539
Other receivables                                                        466          363          368
                                                                     -------      -------      -------
  Receivables, net                                                   $ 4,679      $ 3,750      $ 4,131

       The Company believes that the carrying value of existing customer and bank receivables is the best estimate of fair value because of their short average maturity and bad debt losses can be reasonably estimated and have been reserved.
       The Company's policy is to write off accounts when the scheduled minimum payment has not been received for six consecutive months, if any portion of the balance is more than 12 months past due, or if it is otherwise determined that the customer is unable to pay. Collection efforts continue subsequent to write off, and recoveries are applied as a reduction of bad debt losses. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company's credit card base and their dispersion across the country.
       During the period 1988 to 1990, the Company transferred portions of its customer receivables to a trust which, in turn, sold certificates representing undivided interests in the trust in public offerings. Certificates sold during this period totaled $1,400 million. No gain or loss was recognized at the date of sale. The $250 million of certificates sold in 1988 were completely amortized by the end of 1992. Of the $800 million certificates sold in 1990, $425 million were amortized in 1993. As of JanuaryE29, 1994, $725 million of the certificates were outstanding and the balance of the receivables in the trust was $1,642 million. The Company owns the remaining undivided interest in the trust not represented by the certificates and will continue to service all receivables for the trust.

       In 1993 and 1992, the Company purchased $12 million and $419 million, respectively, of its asset-backed certificates in the open market. The fair value of this total investment of $431 million at the end of 1993 was $510 million based upon quoted market value. The fair value of the $419 million investment at the end of 1992 was $465 million.
       Cash flows generated from receivables in the trust are dedicated to payment of interest on the certificates (fixed rates ranging from 8.70% to 9.625%), absorption of defaulted accounts in the trust, and payment of servicing fees to the Company. The reserve funds are fully funded ($112 million at January 29, 1994). Reserves are available if cash flows from the receivables become insufficient to make such payments. None of the reserve funds has been utilized as of January 29, 1994. Additionally, the Company has made available to the trust irrevocable letters of credit of $138 million that may be drawn upon should the reserve funds be exhausted. None of the letters of credit was in use as of January 29, 1994.
       In connection with the sale of $375 million of certificates in 1990, the Company entered into two offsetting interest rate swap agreements with a commercial bank, each having a notional principal amount of $375 million. Because these interest rate swap agreements are offsetting, their net fair value at the end of 1993 and 1992 was zero. Currently, the Company has no interest rate exposure from these offsetting interest rate swap agreements which terminate when all certificates have been settled in the year 2000. Under one swap the Company receives a fixed rate and pays a floating rate while under the second swap, the Company pays a fixed rate and receives a floating rate. Because of the offsetting nature of these swaps, there is no financial statement impact. The credit risk has been minimized by the selection of a high credit quality commercial bank as counter party. As long as the Company holds both swap positions, there is effectively no credit risk since there is no net exchange of cash flows.

MERCHANDISE INVENTORIES (In millions)                                    1993         1992         1991
                                                                       --------     --------     -------
Merchandise inventories, at lower of cost (FIFO)
  or market                                                            $ 3,791      $ 3,540      $ 3,211
LIFO reserve                                                              (246)        (282)        (314)
                                                                       -------      -------      -------
  Merchandise inventories, at LIFO cost                                $ 3,545      $ 3,258      $ 2,897


       Substantially all of the Company's inventories are measured using the last-in, first-out (LIFO) method of inventory valuation. Since 1991, the Company has applied internally developed indices that more accurately measure increases and decreases in its own retail prices. From 1974 through 1990, the Company used the Bureau of Labor Statistics price indices applied against inventory selling values to arrive at an inventory valuation. The cumulative effect of this change on reinvested earnings at the beginning of 1991 was not determinable. However, the effect of using the internal indices instead of the Bureau of Labor Statistics price indices at the end of 1991 was to increase net income by approximately $100 million, or 39 cents per share.

PROPERTIES (In millions)                                                 1993         1992         1991
                                                                       -------      -------      -------
Land                                                                   $   213      $   212      $   205
Buildings
  Owned                                                                  2,119        2,016        1,838
  Capital leases                                                           219          237          244
Fixtures and equipment                                                   2,693        2,703        2,649
Leasehold improvements                                                     575          544          569
                                                                       -------      -------      -------
                                                                         5,819        5,712        5,505
Less accumulated depreciation and amortization                           2,001        1,957        1,872
                                                                       -------      -------      -------
  Properties, net                                                      $ 3,818      $ 3,755      $ 3,633

    At January 29,1994, the Company owned 245 retail stores, four catalog distribution centers, one store distribution center, its home office facility, and the insurance company corporate office building.

CAPITAL EXPENDITURES (In millions)                                     1993         1992         1991
                                                                       --------     --------     -------
Land                                                                   $      1     $      8     $      7
Buildings                                                                   119          189          209
Fixtures and equipment                                                      276          270          238
Leasehold improvements                                                       63           27           52
                                                                       --------     --------     --------
Total capital expenditures                                             $    459     $    494     $    506

    Expenditures for existing stores, primarily modernizations and updates, were $130 million in 1993, as compared with $76 million in 1992 and $134 million in 1991. Expenditures for new stores opened in 1993, 1992, and 1991 were $162 million, $130 million, and $172 million, respectively.

INVESTMENTS at year end 1993 totalled $1,182 million, and consisted of fixed income securities and asset-backed certificates carried at amortized cost (shown in the table below) and equity securities carried at market value. The market value of investments is based on quoted market prices.
       Equity securities were $80 million (cost, $71 million) at year end 1993, $29 million (cost, $22 million) at the end of 1992, and $27 million (cost, $18 million) at the end of 1991. Gross unrealized gains and losses at year end 1993 were $10 million and $1 million, respectively. Net unrealized investment gains on equity securities included in stockholders' equity were $6 million, net of deferred income taxes of $3 million.
       The market values of investments carried at amortized cost were as follows:

                                                        1993                     1992                    1991
                                               ----------------------     ------------------    ---------------------
                                               Amortized       Market     Amortized  Market     Amortized     Market
INVESTMENTS (ln millions)                        Cost          Value        Cost     Value         Cost       Value
                                               ---------     --------     --------- --------    ----------    -------
U.S. Government obligations                    $    139      $    153      $   138  $    142      $    48     $    52
Corporate securities                                280           302          210       224          193         210
Mortgage-backed securities                          158           164          148       159          140         154
Asset-backed certificates                           431           510          419       465          --          --
Other                                                94            92           47        45           34          35
                                               --------       -------       ------   -------      -------     -------
  Total                                        $  1,102       $ 1,221       $  962   $ 1,035      $   415     $   451

       Gross unrealized gains and losses were $125 million and $6 million, respectively, at year end 1993.

       Investments carried at amortized cost had scheduled maturities at year end 1993, as follows:

                                                                                 Amortized       Market
(In millions)                                                                      Cost          Value
                                                                                 ---------       --------
Due in one year or less                                                          $     12        $     12
Due after one year through five years                                                 147             153
Due after five years through ten years                                                567             657
Due after ten years                                                                   201             218
                                                                                 --------         -------
                                                                                 $    927         $ 1,040
Mortgage-backed securities                                                            158             164
Other                                                                                  17              17
                                                                                 --------         -------
  Total                                                                          $  1,102         $ 1,221

       Net realized investment gains are included in "Other revenue" on the Consolidated Statements of Income. These gains were $14 million in 1993, $12 million in 1992, and $5 million in 1991.
       The Company limits the credit risk by diversifying its investments by industry and geographic region.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES (In millions)                  1993          1992            1991
                                                                   --------      -------         -------
Trade payables                                                     $  1,034       $   944         $   610
Accrued salaries, vacations, profit-sharing,
  and bonuses                                                           311           308             256
Taxes, including income taxes                                           234           238             209
Workers' compensation and public liability
  insurance                                                             126           116             112
Common dividend payable                                                  85            77              77
Other                                                                   349           355             301
                                                                   --------      --------        --------
  Total                                                            $  2,139      $  2,038        $  1,565


SHORT TERM DEBT (In millions)                                        1993          1992            1991
                                                                   --------      -------         -------
Commercial paper                                                   $  1,284      $   887         $   414
Master notes and other                                                  --            20              57
                                                                   --------      -------         -------
  Short term debt                                                  $  1,284      $   907         $   471
Average short term debt outstanding                                $  1,350      $  1,154        $   754
Peak outstanding                                                   $  2,327      $  1,675        $ 1,489
Average interest rates                                                 3.2%          3.7%           5.6%

LONG TERM DEBT (In millions)                                         1993          1992            1991
                                                                   -------       --------        -------
Original issue discount
  Zero coupon notes and 6% debentures, due
    1992 to 1994 and 2006, $700 at maturity,
    yields 13.5% to 15.1%, effective rates 12.5%
    to 13.2%                                                       $   101       $   401         $   359
Debentures and notes
  5.375% to 7.125%, due 1998 to 2023                                 1,000           --              --
  8.25% to 8.875%, due 1992 to 2022                                    250           366             269
  9% to 10%, due 1992 to 2021                                        1,000         1,750           2,007
Guaranteed LESOP notes, 8.17%, due 1998*                               379           447             509
Present value of commitments under capital
  leases                                                               127           141             160
Other                                                                   72            66              50
                                                                   -------       -------         -------
  Long term debt                                                   $ 2,929       $ 3,171         $ 3,354
Average long term debt outstanding                                 $ 2,471       $ 2,683         $ 2,827
Average interest rates                                                9.9%         10.5%           10.2%

*For further discussion, see LESOP on page 26.

       The fair value for long term debt at the end of 1993 and 1992, excluding capital leases, exceeded the recorded amount by $219 million and $265 million, respectively. The fair value of these instruments was determined based on the interest rate environment and the Company's credit rating.
       The Company has in place interest rate swap contracts that were entered into shortly after the issuance of $250 million aggregate principal amount of
8.25 per cent sinking fund debentures in August 1992. These are four year agreements with a notional principal amount totalling $250 million. Under the swap agreements, the Company receives a fixed rate payment and disburses a floating rate payment. The counter parties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. The accounting treatment for these contracts, which serve to hedge the 8.25 per cent debentures, is to record the net interest received or paid as an adjustment to interest expense on a current basis. Gains or losses resulting from market movements are not recognized. The fair value of these interest rate swaps at the end of 1993 and 1992 was $13 million and $4 million, respectively.

CHANGES IN LONG TERM DEBT (In millions)                              1993          1992            1991
                                                                   --------      -------         -------
Increases
  5.375% to 9.75% notes, due 1997 to 2023                          $  1,000      $   250         $   500
  Amortization of original issue discount                                48           43              53
  Other                                                                  16           30               5
                                                                   --------      -------         -------
                                                                      1,064          323             558
                                                                   --------      -------         -------
Decreases
  Transfers to current maturities of long
    term debt                                                           348          --              237
  8.375% to 12.75% debentures, bonds, and
    notes, due 1995 to 2021, retired in 1992 and 1993                   872          423             --
  Other, including LESOP amortization                                    86           83             102
                                                                   --------      -------         -------
                                                                      1,306          506             339
                                                                   --------      -------         -------
  Net increase (decrease) in long term debt                        $   (242)     $  (183)        $   219

                                                                                 Long term       Capital
MATURITIES OF LONG TERM DEBT (In millions)                                          debt         leases
                                                                                 ---------       --------
1994                                                                             $     352       $     24
1995                                                                                     2             18
1996                                                                                     6             19
1997                                                                                   257             15
1998                                                                                   587             16
1999 to 2003                                                                           821             53
Thereafter                                                                             845             19
                                                                                 ---------       --------
  Total                                                                          $   2,870            164
                                                                                 =========
     Less future interest and executory expenses                                                       37
                                                                                                 --------
     Present value                                                                               $    127
                                                                                                 ========

COMMITTED BANK CREDIT FACILITIES available to the Company as of January 29, 1994, amounted to $1.25 billion. In 1993, the Company entered into two syndicated revolving credit facility agreements. These facilities include a $450 million, one-year revolver and an $800 million, five-year revolver with a group of 39 domestic and international banks. These facilities, which replaced the $500 million confirmed lines of credit and the $750 million International Revolving Credit Facility, support commercial paper borrowing arrangements. Neither of the borrowing facilities was in use as of January 29, 1994.

PREFERRED STOCK. In 1988, a leveraged employee stock ownership plan (LESOP) was adopted (see page 26 for further discussion). The LESOP purchased approximately
1.2 million shares of a new issue of Series B convertible preferred stock from the Company. These shares are convertible into shares of the Company's common stock at a conversion rate equivalent to 20 shares of common stock for each share of preferred stock. The conversion price is $30.00 per common share. The convertible preferred stock may be redeemed at the option of the Company or the LESOP, under certain limited circumstances. The redemption price may be satisfied in cash or common stock or a combination of both at the Company's sole discretion. The dividends are cumulative, are payable semi-annually on January 1 and July 1, and yield 7.9 per cent. The convertible preferred stock issued to the LESOP has been recorded in the stockholders' equity section of the consolidated balance sheet, and the "Guaranteed LESOP obligation," representing borrowings by the LESOP, has been recorded as a reduction of stockholders' equity.

THE PREFERRED DIVIDEND is payable semi-annually at an annual rate of $2.37 per common equivalent share. Preferred dividends declared were $52 million in 1993, $53 million in 1992, and $54 million in 1991; on an after tax basis, the dividends amounted to $31 million in 1993, $33 million in 1992, and $34 million in 1991.
     In 1990, the Board of Directors declared a dividend distribution of one new preferred stock purchase right on each outstanding share of common stock and authorized the redemption of the old preferred stock purchase rights for five cents per share totalling $12 million. The preferred stock purchase rights, in accordance with the rights agreement, entitle the purchase, for each right held, of 1/400 of a share of Series A junior participating preferred stock at a price of $140. The rights are exercisable upon the occurrence of certain events and are redeemable by the Company under certain circumstances, all as described in the rights agreement.

COMMON STOCK. On March 9, 1994, the Board of Directors increased the quarterly common dividend to 42 cents per share, or an indicated annual rate of $1.68 per share. The regular quarterly dividend on the Company's outstanding common stock was payable on May 1, 1994, to stockholders of record on April 8, 1994. The Board of Directors also approved on March 9, 1994, the purchase of up to 10 million shares of the Company's common stock to offset dilution caused by the issuance of common shares under the Company's equity compensation and benefit plans. The shares will be purchased from time to time on the open market or through privately negotiated transactions.
       The quarterly common dividend was 36 cents per share in 1993, and 33 cents per share in 1992 and 1991, or an indicated annual rate of $1.44 per share in 1993, and $1.32 per share in 1992 and 1991. Common dividends declared were $339 million in 1993, $309 million in 1992, and $308 million in 1991.
       On March 10, 1993, the Board of Directors declared a two-for-one stock split in the form of a stock dividend, which was payable May 1, 1993, to stockholders of record on April 12, 1993.
       The Company will request stockholder approval at its May 20, 1994 Annual Meeting of Stockholders to increase the authorized number of shares of common stock from 500 million to 1.25 billion shares.

                                                        Shares                       Amounts
                                                 ---------------------------- ------------------------
CHANGES IN OUTSTANDING                                  (In thousands)               (In millions)
COMMON STOCK                                       1993       1992      1991    1993    1992     1991
                                                 -------    -------   -------  ------  ------   ------
Balance at beginning of year                     234,778    233,302   233,122  $  955   $ 857    $ 850
Two-for-one stock split                              --         --        --      --       59      --
Common stock issued                                1,308      1,476       180      48      39        7
                                                 -------    -------   -------  ------   -----    -----
  Balance at end of year                         236,086    234,778   233,302  $1,003   $ 955    $ 857

       There were approximately 53,000 stockholders of record at year end 1993. In addition, the Company's savings plans, including the LESOP, had 111,000 participants and held 36.1 million shares of the Company's common stock. The savings plans also held 1.1 million shares of preferred stock, convertible into
21.6 million shares of common stock. On a combined basis, these plans held approximately 22 per cent of the Company's common shares after giving effect to the conversion of the preferred stock at the end of fiscal year 1993.

1993 EQUITY COMPENSATION PLAN AND 1993 NON-ASSOCIATE DIRECTORS' EQUITY PLAN. In May 1993, stockholders approved the 1993 Equity Compensation Plan (1993 Plan), which replaced the expiring 1989 Equity Compensation Plan. Under the 1993 Plan,
11.6 million shares of common stock were reserved for issuance upon the exercise of options and stock appreciation rights and for the payment of stock awards over the five-year term of the 1993 Plan. No discount options nor tax benefit rights may be issued under the 1993 Plan. Participants in the 1993 Plan are generally to be selected management associates of the Company and its subsidiaries and affiliates as determined by the committee administering the 1993 Plan. It is anticipated that approximately 2,000 associates will be eligible to participate. No awards may be made under the 1993 Plan after May 31, 1998. In May 1993, stockholders also approved the 1993 Non- Associate Directors' Equity Plan (Directors' Plan). Under the Directors' Plan, 90,000 shares of common stock were reserved for issuance upon the exercise of stock options and the payment of stock awards over the five-year term of the Directors' Plan. Each director who is presently not an active employee of the Company will automatically be granted annually an option to purchase 800 shares, in tandem with an award of 200 restricted shares of common stock. An initial grant/award in this same amount will also automatically be granted to each new Non-Associate Director upon his or her first being elected as a director. Such stock options will become exercisable six months from the date of grant, but shares acquired upon such exercise will not be transferable until a director terminates service.

                                                1993                        1992                      1991
                                     -------------------------  ------------------------  -------------------------
                                                      Weighted                  Weighted                   Weighted
                                                      average                    average                    average
                                         Shares        option       Shares       option       Shares        option
STOCK OPTIONS                        (In thousands)    price    (In thousands)   price    (In thousands)    price
                                     --------------   --------  --------------  --------  --------------   --------
Balance at beginning
  of year                                 8,844       $ 27.42       9,490       $ 26.31       3,820        $ 24.11
Granted                                     159         41.24         574         35.10       6,048          27.29
Exercised                                  (752)        24.49        (974)        21.02        (206)         12.85
Expired and cancelled                       (16)        26.89        (246)        27.66        (172)         28.20
                                          -----                     -----                     -----
  Balance at end of year                  8,235       $ 27.96       8,844       $ 27.42       9,490        $ 26.31

At year end 1993, options covering 2.2 million shares were exercisable and
11.6 million shares were reserved for future grants.


INTEREST EXPENSE (In millions)                                     1993          1992            1991
                                                                   ------        ------         ------
Short term debt                                                    $   43        $   43         $   42
Long term debt                                                        246           281            288
Income on short term investments                                      (14)          (48)           (19)
Interest capitalized                                                   (4)          (14)           (12)
Other, net*                                                           (30)           (4)             9
                                                                   ------        ------         ------
  Interest expense, net                                            $  241        $  258         $  308

*1993 and 1992 include $34 million and $28 million, respectively, of interest income from the Company's investment in asset-backed certificates.


RENT EXPENSE (In millions)                                          1993          1992            1991
                                                                   ------        ------          ------
Minimum rent on noncancelable operating leases                     $  236        $  244          $  251
Rent based on sales                                                    37            35              33
Minimum rent on cancelable personal
  property leases                                                      92           107              91
Real estate taxes and common area costs                               145           134             120
                                                                   ------        ------          ------
  Total                                                            $  510        $  520          $  495

    The Company conducts the major part of its operations from leased premises which include retail stores, distribution centers, warehouses, offices, and other facilities. Almost all leases will expire during the next 20 years; however, most leases will be renewed or replaced by leases on other premises.

MINIMUM ANNUAL RENTS UNDER NONCANCELABLE
OPERATING LEASES AND SUBLEASES (In millions)                                   Gross rents    Net rents*
                                                                               -----------    ----------
1994                                                                             $  247          $  173
1995                                                                                232             163
1996                                                                                217             152
1997                                                                                197             141
1998                                                                                184             125
Thereafter                                                                          973             718
                                                                                 ------          ------
  Total                                                                          $2,050          $1,472
                                                                                 ======          ======
Present value                                                                                    $  900
Weighted average interest rate                                                                       10%

*Rents are shown net of their estimated executory costs, which are principally real estate taxes, maintenance, and insurance.


RETIREMENT PLANS (In millions)                                    1993            1992             1991
                                                                  ----            ----             ----
Pension
  Service cost                                                   $  50           $  46           $  37
  Interest cost                                                    123             122             114
  Actual (return) loss on assets                                  (236)            (90)           (332)
  Net amortization and deferral                                     59             (90)            180
                                                                 -----           -----           -----
Pension credit                                                      (4)            (12)             (1)
                                                                 -----           -----           -----
Postretirement health care
  Service cost                                                       3               6               5
  Interest cost                                                     24              27              26
                                                                 -----           -----           -----
Total                                                               27              33              31
                                                                 -----           -----           -----
LESOP expense                                                       50              49              48
                                                                 -----           -----           -----
  Total retirement plans                                         $  73           $  70           $  78

PENSION PLAN. JCPenney's principal pension plan, which is noncontributory, covers substantially all United States employees who have completed 1,000 or more hours of service within a period of 12 consecutive months and have attained 21 years of age. In addition, the Company has an unfunded, noncontributory, supplemental retirement program for certain management employees. In general, benefits payable under the principal pension plan are determined by reference to a participant's final average earnings and years of credited service up to 35 years.
       In 1993, the Company lowered its discount rate to 7.25 per cent due to the continuation of a lower interest rate environment. The discount rate was also lowered in 1992 to 8 per cent from 9 per cent in 1991. In 1992, the salary progression rate was reduced from 6 per cent to 4 per cent because of lower inflation. The impact of these changes increased the Company's obligation at year end 1993 and 1992. Accordingly, the Company made a cash contribution of $65 million to the plan in 1993 and expects to make a cash contribution to the plan in 1994. The 1993 contribution was the first since 1983.

POSTRETIREMENT HEALTH CARE BENEFITS. The Company's retiree health care plan (Retiree Plan) covers medical and dental services and eligibility for benefits is based on age and years of service. The Retiree Plan is contributory and the amounts paid by retired employees have increased in recent years and are expected to continue to do so. For certain groups of employees, Company contributions toward the cost of retiree coverage will be based on a fixed dollar amount which will vary with years of service, age, and dependent coverage. The Retiree Plan is funded on a pay-as-you-go basis by the Company and retiree contributions. The Company adopted the Financial Accounting Standards Board Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, for its Retiree Plan in 1991.

       In 1993 and 1992, the Company modified several postretirement health care assumptions. The discount rate was lowered from 8 per cent to 7.25 per cent in 1993 and from 9 per cent to 8 per cent in 1992. The health care trend rate was lowered from 12 per cent to 10 per cent for 1994 with gradual reductions to 6 per cent by 2003 and beyond. In 1992, the health care trend rate was lowered from 13 per cent to 12 per cent. The health care trend rate change represents a modification from previous assumptions because of favorable experience and a lower inflation environment. The changes in plan assumptions had no significant impact on the Company's obligation at year end 1993. A one per cent increase in the health care trend rate would increase the amount reported for the accumulated obligation by $28 million and would result in $2 million additional expense for 1993.

LESOP. The Company's LESOP, adopted in 1988, is a defined contribution plan which covers substantially all United States employees who have completed at least 1,000 hours of service within a period of 12 consecutive months, and if hired on or after January 1, 1988, have attained 21 years of age.
       The LESOP borrowed $700 million at an interest rate of 8.17 per cent through a 10 year loan guaranteed by the Company. The LESOP used the proceeds of the loan to purchase a new issue of convertible preferred stock from the Company. The Company used the proceeds from the issuance of preferred stock to the LESOP to purchase 28 million common shares of the Company in the open market.
       The Company has reflected the guaranteed LESOP borrowing as long term debt on the Consolidated Balance Sheet. A like amount of "Guaranteed LESOP obligation" was recorded as a reduction of stockholders' equity. The convertible preferred stock issued to the LESOP for cash was recorded in the stockholders' equity section. As the Company makes contributions to the LESOP, these contributions, plus the dividends paid on the Company's preferred stock held by the LESOP, will be used to repay the loan. As the principal amount of the loan is repaid, the "Guaranteed LESOP obligation" is reduced accordingly.
       The amount of compensation cost recorded by the Company represents its cash contribution to the LESOP.
       The following table sets forth the status of the Company's retirement plans:

                                                                             December 31
                                                                             -----------
RETIREMENT PLANS (In millions)                                   1993            1992             1991
                                                                 ----            ----             ----
Pension
  Present value of accumulated benefits
    Vested                                                      $ 1,367         $ 1,227          $   976
    Non-vested                                                       80              73               67
                                                                -------         -------          -------
                                                                $ 1,447         $ 1,300          $ 1,043
                                                                =======         =======          =======
  Present value of actuarial benefit obligation                 $(1,781)        $(1,694)         $(1,373)
  Net assets at fair market value                                 1,800           1,585            1,561
  Unrecognized transition asset, net of
    unrecognized losses                                             216             259              (64)
                                                                -------         -------          -------
    Net prepaid pension cost                                    $   235         $   150          $   124
                                                                =======         =======          =======
Postretirement health care benefits
  Accumulated benefit obligation
    Retirees                                                    $   246         $   205          $   191
    Fully eligible active participants                               51              82               77
    Other active participants                                        41              43               42
                                                                -------         -------          -------
                                                                    338             330              310
  Unrecognized net loss                                             (10)            (7)              --
                                                                -------         -------          -------
    Net liability                                               $   328         $   323          $   310
                                                                =======         =======          =======
Key assumptions
  Rate of return on pension plan assets                             9.5%            9.5%             9.5%
  Discount rate                                                    7.25%            8.0%             9.0%
  Salary progression rate                                           4.0%            4.0%             6.0%

                                                         Savings plans                Pension
                                                         -------------                -------
                                                         December 31                December 31
                                                         -----------                -----------
TOTAL ASSETS AND EQUITY (In millions)               1993     1992     1991     1993     1992      1991
                                                    ----     ----     ----     ----     ----      ----
JCPenney preferred and common stock                $3,030   $2,200   $1,720   $   --   $   --    $   --
Equity securities                                     117      103       79    1,424    1,232     1,188
Fixed income investments                            1,091    1,061      902      302      275       279
LESOP loan obligation,
  including accrued interest
  of $17, $20, and $21                               (431)    (498)    (560)      --       --        --
Other assets, net                                      47       37       32       74       78        94
                                                   ------   ------   ------   ------   ------    ------
  Net assets                                       $3,854   $2,903   $2,173   $1,800   $1,585    $1,561
                                                   ======   ======   ======   ======   ======    ======

                                                         Savings plans               Pension
                                                         -------------               -------
                                                         December 31                December 31
CHANGES IN FAIR VALUE OF                                 -----------                -----------
NET ASSETS (In millions)                           1993      1992     1991     1993     1992      1991
                                                   ----      ----     ----     ----     ----      ----
Net assets at beginning of year                    $2,903   $2,173   $1,823   $1,585   $1,561    $1,284
Company contribution                                   50       49       48       65       --        --
Participants' contributions                           184      169      156      --        --        --
Gains                                                 984      794      400      236       93       332
LESOP interest expense                                (35)     (40)     (45)     --        --        --
Benefits paid                                        (232)    (242)    (209)     (86)     (69)      (55)
                                                   ------   ------   ------   ------   ------    ------
  Net assets at end of year                        $3,854   $2,903   $2,173   $1,800   $1,585    $1,561
                                                   ======   ======   ======   ======   ======    ======


TAXES. Taxes other than income taxes, over half of which were payroll taxes, totalled $416 million in 1993, as compared with $386 million in 1992 and $372 million in 1991.
       The Financial Accounting Standards Board issued Statement No. 109, Accounting for Income Taxes, in February 1992. This statement requires an asset and liability approach to accounting for differences between the tax basis of an asset or liability and its reported amount in the financial statements (temporary differences). Deferred taxes are determined by applying the provisions of enacted tax laws, and adjustments are required for changes in tax laws and rates. The Company adopted Statement No. 109 effective January 31, 1993. Deferred taxes reflected on the balance sheet were reduced by $51 million, and a cumulative adjustment was recorded to increase net income by the same amount, using current tax rates in effect at the beginning of fiscal 1993.
       The Omnibus Budget Reconciliation Act of 1993, which was signed into law on August 10, 1993, included an increase in the statutory Federal income tax rate from 34 per cent to 35 per cent, retroactive to January 1, 1993. This change in the tax rate resulted in higher taxes on operating income in 1993 as well as a one-time, non-cash tax expense totalling $14 million for the revaluation of deferred taxes on the balance sheet as required by Statement No. 109.
       Deferred tax assets and liabilities reflected on the Company's consolidated balance sheet at January 29, 1994, were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The major components of deferred tax liabilities (assets) at January 29, 1994, were as follows:

                                                                                                   Net
                                                               Deferred        Deferred          (Asset)
TEMPORARY DIFFERENCES (In millions)                             (Asset)        Liability        Liability
                                                               --------        ---------        ---------
Retirement plans                                                $ (191)        $   154          $   (37)
Restructuring reserve                                              (49)             --              (49)
Worker's compensation/public liability                             (78)             --              (78)
Leases                                                             (36)            388              352
Accounts receivable                                                (22)             --              (22)
Inventories                                                        (23)            125              102
Depreciation                                                        --             704              704
Deferred policy acquisition costs                                   --             147              147
Other                                                             (153)            159                6
                                                                ------         -------          -------
  Total                                                         $ (552)        $ 1,677          $ 1,125

       No valuation allowances were considered necessary as of January 31, 1993 or January 29, 1994. The Company believes that the existing deductible temporary differences will be offset by future reversals of differences generating taxable income.
       Deferred taxes, under APB Opinion No. 11 in 1992 and 1991, consisted principally of accumulated depreciation and accounting for leases.

INCOME TAX EXPENSE (In millions)                                 1993            1992            1991
                                                                 ----            ----            ----
Current
  Federal                                                       $  443          $  372           $  196
  State and local                                                   67              62               62
                                                                ------          ------           ------
                                                                   510             434              258
                                                                ------          ------           ------
Deferred
  Federal                                                           80              29              (29)
  State and local                                                   20              19              (25)
                                                                ------          ------           ------
                                                                   100              48              (54)
                                                                ------          ------           ------
  Total                                                         $  610          $  482           $  204
Effective tax rate                                                39.3%           38.3%            43.5%

                                                                                   Per cent of
                                                      Amounts (In millions)       pre-tax income
                                                      ---------------------       --------------
RECONCILIATION OF TAX RATES                         1993     1992     1991     1993     1992     1991
                                                    ----     ----     ----     ----     ----     ----
Federal income tax at statutory rate               $  544   $  428   $  159    35.0     34.0     34.0
State and local income taxes, less federal
  income tax benefit                                   58       53       25     3.7      4.2      5.1
Revaluation of deferred taxes                          14       --       --      .9       --       --
Tax effect of dividends on allocated
  LESOP shares                                         (9)      --       --     (.5)      --       --
Interest, net of tax, on prior years'
  audit adjustments                                    --       --       21      --       --      4.6
Tax credits and other                                   3        1       (1)     .2       .1      (.2)
                                                   ------   ------   ------    ----     ----     ----
  Total                                            $  610   $  482   $  204    39.3     38.3     43.5


SEGMENT REPORTING. The Company operates predominantly in one industry segment consisting of selling merchandise and services to consumers through retail department stores that include catalog departments. Total assets for that industry segment at the end of the last three years were $12,888 million, $11,820 million, and $10,987 million, respectively.

                                                                             QUARTERLY DATA
                                                                             --------------
(Unaudited)
                                                       First              Second               Third                 Fourth
                                                       -----              ------               -----                 ------
(In millions except per share data)            1993    1992   1991  1993   1992   1991   1993   1992   1991    1993   1992   1991
- -----------------------------------            ----    ----   ----  ----   ----   ----   ----   ----   ----    ----   ----   ----
RETAIL SALES                                 $ 3,964  3,793  3,433  3,963  3,789  3,456  4,735  4,342  3,937   6,321  6,085  5,375
  Per cent increase (decrease)                   4.5   10.5   (2.7)   4.6    9.6   (3.5)   9.1   10.3   (1.4)    3.9   13.2    2.2

TOTAL REVENUE                                $ 4,106  3,918  3,538  4,106  3,912  3,567  4,888  4,472  4,050   6,478  6,213  5,493
  Per cent increase (decrease)                   4.8   10.7   (2.2)   5.0    9.7   (2.8)   9.3   10.4   (1.0)    4.3   13.1    2.5
LIFO gross margin                            $ 1,280  1,233  1,107  1,191  1,164  1,036  1,530  1,395  1,250   1,985  1,920  1,709
LIFO gross margin, per cent of retail sales     32.3   32.5   32.2   30.1   30.7   30.0   32.3   32.1   31.8    31.4   31.6   31.8
Selling, general, and administrative
  expenses, per cent of retail sales            25.9   26.7   28.4   25.8   27.1   27.8   24.2   25.0   26.3    20.8   21.7   22.0

INCOME BEFORE EXTRAORDINARY CHARGE
  AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES                         $   172    136     80    112     80      31   221    186    116     439    375     37

NET INCOME (LOSS)                            $   206    136   (104)   112     80      31   185    186    116     437    375     37

INCOME PER SHARE BEFORE EXTRAORDINARY
  CHARGE AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES
Primary                                      $   .68    .54    .31    .43    .31     .10   .88    .75    .46    1.80   1.55    .12
Fully diluted                                $   .65    .52    .31    .42    .31     .10   .83    .70    .46    1.65   1.42    .12

NET INCOME (LOSS) PER COMMON SHARE
Primary                                      $   .82    .54   (.48)   .43    .31     .10   .73    .75    .46    1.79   1.55    .12
Fully diluted                                $   .78    .52   (.48)   .42    .31     .10   .69    .70    .46    1.64   1.42    .12

DIVIDENDS PER COMMON SHARE                   $   .36    .33    .33    .36    .33     .33   .36    .33    .33     .36    .33    .33

COMMON STOCK PRICE RANGE
High                                         $    45     34     28     49     36      29    52     38     27      56     40     29
Low                                          $    36     27     24     41     32      24    39     33     24      49     36     24

                                  SUPPLEMENTAL
                                  INFORMATION

                                  (Unaudited)

CREDIT OPERATIONS. The following table presents the results of the Company's proprietary credit card operation, measuring on an all- inclusive basis the costs of granting, operating, and financing credit, net of finance charge revenue. Revenue, costs, and expenses contained in the table below relate to all customer accounts receivable generated and serviced by the Company, including those recorded as sold under asset securitization transactions. This presentation is designed to measure on an "economic basis" the total pre-tax cost of providing the JCPenney credit card to customers.

PRE-TAX COST OF JCPENNEY CREDIT CARD (In millions)                      1993         1992        1991
                                                                        ----         ----        ----
Finance charge revenue
  On receivables owned                                                 $ (523)      $ (509)     $  (567)
  On receivables sold                                                    (129)        (166)        (197)
                                                                       ------       ------      -------
    Total                                                                (652)        (675)        (764)
Bad debt expense                                                          128          171          240
Operating expenses (including
    in-store costs)                                                       265          270          275
Cost of capital                                                           399          417          496
                                                                       ------       ------      -------
    Total                                                                 792          858        1,011
                                                                       ------       ------      -------
Pre-tax cost of JCPenney credit                                        $  140       $  183      $   247
Per cent of JCPenney credit sales                                         1.6%         2.2%         3.1%

       The cost of capital shown above represents the cost of financing both Company-owned accounts receivable and securitized accounts receivable. The cost of the sold receivables is the actual interest paid to certificate holders. The owned accounts receivables are financed with both debt and equity capital. The debt component uses the total Company weighted average interest rate, while the equity component uses the Company's minimum return on equity objective of 16 per cent. On a combined basis, for both owned and sold receivables, the debt and equity components of the total capital requirements were 88 per cent debt and 12 per cent equity, which approximates the finance industry standard debt to equity ratio.

                                                   1993                          1992                       1991
                                                   ----                          ----                       ----
                                                         Per cent                     Per cent                     Per cent
                                           Amounts     of eligible       Amounts     of eligible     Amounts      of eligible
CREDIT SALES                            (In billions)     sales       (In billions)     sales      (In billions)     sales
                                        -------------  -----------    -------------  -----------   -------------  -----------
JCPenney credit card                      $  8.8          46.4           $ 8.4          46.6          $ 7.9          49.3
American Express, Discover,
  MasterCard, and Visa                       2.9          15.4             2.4          13.2            2.0          12.3
                                          ------          ----           -----          ----          -----          ----
  Total                                   $ 11.7          61.8           $10.8          59.8          $ 9.9          61.6

KEY JCPENNEY CREDIT CARD INFORMATION (In millions)                                    1993           1992            1991
                                                                                      ----           ----            ----
Number of accounts serviced with balances                                              17.2           17.5            18.3
Total customer receivables serviced                                                 $ 4,410        $ 4,068         $ 4,489
Average customer receivables financed                                               $ 3,767        $ 3,901         $ 4,288
Average account balances (in dollars)                                               $   256        $   231         $   244
Average account maturity (months)                                                       4.0            4.1             4.7


FINANCING COSTS incurred by the Company to finance its operations, including those costs related to off-balance-sheet liabilities were as follows:

(In millions)                                                           1993      1992      1991
                                                                        ----      ----      ----
Interest expense, net                                                  $  241    $  258    $  308
Interest portion of LESOP debt payment                                     35        40        45
Off-balance-sheet financing costs
  Interest imputed on operating leases                                     97        96        95
  Asset-backed certificates interest                                       87       105       117
                                                                       ------    ------    ------
    Total                                                              $  460    $  499    $  565

DEBT TO CAPITAL ratio shown in the table below includes both debt recorded on the Company's Consolidated Balance Sheet as well as off-balance-sheet debt related to operating leases and the securitization of a portion of the Company's customer accounts receivable.

(In millions)                                                          1993         1992         1991
                                                                       ----         ----         ----
Short term debt, net of short term investments                         $ 1,128     $    502     $    345
Long term debt, including current maturities                             3,277        3,171        3,591
                                                                       -------     --------     --------
                                                                         4,405        3,673        3,936
Off-balance-sheet debt
  Present value of operating leases                                        900          950          900
  Securitization of accounts receivable, net                               294          731        1,186
                                                                       -------     --------     --------
Total debt                                                             $ 5,599     $  5,354     $  6,022
Consolidated equity                                                    $ 5,365     $  4,705     $  4,188
Total capital                                                          $10,964     $ 10,059     $ 10,210
Per cent of total debt to capital                                         51.1%        53.2%        59.0%

                                  FIVE YEAR
                                  FINANCIAL
                                   SUMMARY

                           (In millions except per
                                 share data)
                             J.C. Penney Company,
                            Inc. and Subsidiaries

                                                      1993(1)     1992       1991(2)     1990      1989(3)
                                                      ------      ----       ------      ----      ------
RESULTS FOR THE YEAR
Total revenue                                         $ 19,578    18,515     16,648     16,736     16,405
Retail sales                                          $ 18,983    18,009     16,201     16,365     16,103
  Per cent increase (decrease)                             5.4      11.2       (1.0)       1.6        8.6
LIFO gross margin, per cent of
  retail sales                                            31.5      31.7       31.5       31.4       33.4
FIFO gross margin, per cent of
  retail sales                                            31.3      31.5       30.9       31.7       33.2
Selling, general, and administrative
  expenses, per cent of retail sales                      23.7      24.7       25.6       26.2       25.8
Depreciation and amortization                         $    316       310        316        299        275
Income taxes                                          $    610       482        204        255        368
Income before extraordinary charge
  and cumulative effect of
  accounting changes                                  $    944       777        264        577        802
Net income                                            $    940       777         80        577        802
EARNINGS PER COMMON SHARE
PRIMARY
Before extraordinary charge and
  cumulative effect of
  accounting changes                                  $   3.79      3.15        .99       2.30       3.16
Net income                                            $   3.77      3.15        .20       2.30       3.16
FULLY DILUTED
Before extraordinary charge and
  cumulative effect of
  accounting changes                                  $   3.55      2.95        .99       2.16       2.93
Net income                                            $   3.53      2.95        .20       2.16       2.93
PER COMMON SHARE
Dividends                                             $   1.44      1.32       1.32       1.32       1.12
Stockholders' equity                                  $  21.53     19.17      17.33      18.38      17.81
RETURN ON STOCKHOLDERS' EQUITY                            20.1      18.6       12.0       13.3       20.8
FINANCIAL POSITION
Receivables, net                                      $  4,679     3,750      4,131      4,303      4,872
Merchandise inventories                               $  3,545     3,258      2,897      2,657      2,613
Properties, net                                       $  3,818     3,755      3,633      3,532      3,268
Capital expenditures                                  $    459       494        506        601        520
Total assets                                          $ 14,788    13,467     12,444     12,256     12,635
Total debt                                            $  4,561     4,078      4,062      4,114      4,207
Stockholders' equity                                  $  5,365     4,705      4,188      4,394      4,353
NUMBER OF COMMON SHARES
  OUTSTANDING AT YEAR END                                  236       235        233        234        240
WEIGHTED AVERAGE COMMON SHARES
  Primary                                                  239       236        234        236        244
  Fully diluted                                            261       258        234        260        268
NUMBER OF EMPLOYEES AT YEAR END
  (In thousands)                                           193       192        185        196        198

(1) Excluding the impact of the tax rate increase on deferred taxes, after tax income was $958 million, or $3.60 per share, on a fully diluted basis.

(2) Excluding the effect of nonrecurring items and the cumulative effect of an accounting change, after tax income was $528 million, or $2.00 per share, on a fully diluted basis.

(3) Excluding the effect of nonrecurring items, after tax income was $822 million, or $3.00 per share, on a fully diluted basis.

                                   FIVE YEAR
                                   OPERATIONS
                                    SUMMARY

                              J.C.Penney Company,
                             Inc. and Subsidiaries


                                                      1993      1992       1991       1990       1989
                                                      ----      ----       ----       ----       ----
JCPENNEY STORES
Number of stores
  Beginning of year                                   1,266     1,283      1,312      1,328      1,355
  Openings                                               24        33         38         46         38
  Closings                                              (44)      (50)       (67)       (62)       (65)
  End of year                                         1,246     1,266      1,283      1,312      1,328
                                                   --------    ------     ------     ------     ------
Gross selling space (In million sq. ft.)              113.9     114.4      114.5      114.4      112.8
Sales including catalog
  desks (In millions)                              $ 16,846    15,698     14,277     14,616     14,469

Comparative store sales per cent
  increase (decrease)(1)                                6.4       9.7       (1.5)       0.0        6.8
Sales per gross square foot(1)                     $    146       137        125        127        127

CATALOG
Number of catalog units
  JCPenney stores                                     1,246     1,266      1,283      1,312      1,328
  Freestanding sales centers
    and merchants                                       543       640        697        626        501
  Drug stores                                           101       128        134        136        126
  Other, principally outlet stores                       14        14         16         16         16
                                                   --------    ------     ------     ------     ------
    Total                                             1,904     2,048      2,130      2,090      1,971
Number of distribution centers                            6         6          6          6          6
Distribution space (In million sq. ft.)                11.4      11.4       11.4       11.4       11.4
Sales (In millions)                                $  3,514     3,166      3,002      3,220      3,205

DRUG STORES
Number of stores
  Beginning of year                                     548       530        487        471        434
  Openings                                               35        30         46         22         39
  Closings                                              (77)      (12)        (3)        (6)        (2)
                                                   --------    ------     ------     ------     ------
  End of year                                           506       548        530        487        471
Gross selling space (In million sq. ft.)                4.6       5.2        5.0        4.8        4.7
Sales (In millions)                                $  1,413     1,383      1,192      1,097        987
Sales per gross square foot(1)                     $    235       211        201        198        189

JCPENNEY INSURANCE (In millions)
Premium income                                     $    416       333        286        221        165
Policies and certificates in force                      5.8       4.6        4.3        4.1        3.5
Amount of life insurance in force                  $  7,627     6,552      5,419      5,268      3,797
Total assets                                       $  1,246     1,033        857        764        739

(1) 1992 is presented on a 52 week basis.