Form 10-K, Exhibit 13
period 1995-01-28
PENNEY J C CO INC
filed 1995-04-18
CIK 77182

                                                                      Exhibit 13

- --------------------------------------------------------------------------------
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------

RESULTS OF OPERATIONS

($ in millions except per share data)         1994         1993         1992
- ----------------------------------------------------------------------------
Retail sales, per cent increase                7.4          5.4         11.2
Comparative store sales,
  per cent increase                            6.8          5.3          9.7
Gross margin, per cent of retail sales
  FIFO                                        31.5         31.3         31.5
  LIFO                                        31.5         31.5         31.7
Selling, general, and administrative
  expenses, per cent of retail sales          23.5         23.7         24.7
Pre-tax income of other businesses          $  165       $  149       $  125
Effective income tax rate                     37.8         39.3         38.3
Net income                                  $1,057       $  940       $  777
  Per share                                 $ 4.05       $ 3.53       $ 2.95
- ----------------------------------------------------------------------------

NET INCOME. The Company recorded its third consecutive year of outstanding profits in 1994, with net income exceeding $1 billion for the first time in the Company's history. Net income in 1994 was $1,057 million, an increase of
12.5 per cent from $940 million in 1993. Fully diluted earnings per share improved 14.7 per cent to $4.05 per share from $3.53 per share in 1993. Increased sales volume in both stores and catalog was largely responsible for the improvement in each of the last three years. Contributing to increased profits were well managed selling, general, and administrative expenses. These expenses, as a per cent of retail sales, continued to decline in 1994 following significant reductions in 1993 and 1992.

     Net income was $940 million in 1993, an increase of 20.9 per cent from $777 million in 1992. Fully diluted earnings per share improved to $3.53 per share from $2.95 per share in 1992. Net income was $777 million in 1992, an increase of 47.2 per cent from $528 million in 1991, excluding the impact in 1991 of nonrecurring items and the cumulative effect of an accounting change.

- -----------------------------------------------------------------------------------------------------------------------------
REVENUE (In millions)                              1994     Per cent increase         1993     Per cent increase        1992
- -----------------------------------------------------------------------------------------------------------------------------
JCPenney stores                                $ 15,023           6.9             $ 14,056           4.4             $ 13,460
Catalog                                           3,817           8.6                3,514          11.0                3,166
Drug stores                                       1,540           9.0                1,413           2.2                1,383
                                               --------                           --------                           --------
     Total retail sales*                         20,380           7.4               18,983           5.4               18,009
                                               --------                           --------                           --------
JCPenney Insurance                                  571          20.2                  475          22.5                  388
JCPenney National Bank                              131           9.5                  120           2.0                  118
                                               --------                           --------                           --------
     Total revenue                             $ 21,082           7.7             $ 19,578           5.7             $ 18,515

1994 and 1993 comprised 52 weeks, and 1992 comprised 53 weeks.
*On a comparable 52-week basis, total retail sales increased 6.9 per cent in
 1993; JCPenney stores sales increased 5.8 per cent; Catalog sales increased
 12.8 per cent; and Drug store sales increased 4.2 per cent.
- --------------------------------------------------------------------------------

The sales gains in JCPenney stores over the last three years were primarily the result of the Company's strategy of offering fashion and quality merchandise to its customers at competitive, affordable prices; the aggressive national advertising campaign which began in 1993; and the emphasis on developing its private brands. Catalog sales increases have been fueled by the growth in the number of new customers, gains from specialty catalogs, and improved synergy with the JCPenney stores' merchandise mix. Drug store sales increases were due primarily to the growth in store and institutional pharmacy sales.

GROSS MARGIN dollars, on a FIFO basis, increased $461 million or 7.7 per cent in 1994, reflecting the favorable sales performance of both stores and catalog and improved inventory management. As a per cent of retail sales, gross margin was
31.5 per cent in 1994, compared with 31.3 per cent in 1993 and 31.5 per cent in 1992. The level of the Company's LIFO index in 1994 was about the same as the level in 1993, resulting in a pre-tax LIFO charge of $1 million. Because of a decline in retail prices, there was deflation in the Company's index in 1993 and 1992, resulting in a pre-tax LIFO credit of $36 million and $32 million, respectively.

SG&A EXPENSES, as a per cent of retail sales, declined in 1994 to 23.5 per cent from 23.7 per cent in 1993 and 24.7 per cent in 1992, as a result of the Company's continuing efforts to control costs across all operating and support areas. SG&A expenses increased in 1994 from 1993's level, reflecting planned increases in store and catalog advertising.

NET INTEREST EXPENSE AND CREDIT OPERATIONS

(In millions)                            1994           1993           1992
- ---------------------------------------------------------------------------
Interest expense, net                   $ 270          $ 241          $ 258
Finance charge revenue                   (624)          (523)          (509)
Credit costs
  Bad debt expense                        177             95            122
  Operating expenses
  (including third party
  credit costs)                           270            260            261
                                        -----------------------------------
Net interest expense
  and credit operations                 $  93          $  73          $ 132
- ---------------------------------------------------------------------------

- --------------------------------------------------------------------------------
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
- --------------------------------------------------------------------------------

NET INTEREST EXPENSE AND CREDIT OPERATIONS increased 27.0 per cent in 1994 to $93 million. Finance charge revenue rose $101 million in 1994, while bad debt expense increased $82 million from the low levels last year, due to the higher level of customer receivables. Interest expense increased $29 million compared with 1993, primarily due to higher working capital requirements and the stock purchase programs. Interest expense was also impacted by higher short term interest rates in 1994, which were offset by lower average borrowing rates on the Company's long term debt as a result of the debt restructuring program in 1993 and 1992.

     Net interest expense and credit operations declined in 1993, primarily as a result of lower bad debt and interest expense. Interest expense declined as a result of the Company's debt restructuring program in 1993 and 1992 initiated to take advantage of declining interest rates.

THE EFFECTIVE INCOME TAX RATE for 1994 was 37.8 per cent as compared with
39.3 per cent in 1993 and 38.3 per cent in 1992. The effective tax rate declined in 1994 due to greater utilization of the available targeted jobs tax credit. The 1993 rate included a one-time, non-cash charge of $14 million for the revaluation of deferred taxes, as required by Statement No. 109, Accounting for Income Taxes. Excluding the adjustment for deferred taxes, the 1993 effective income tax rate was 38.3 per cent.

PRE-TAX INCOME OF OTHER BUSINESSES

(In millions)                            1994           1993           1992
- ---------------------------------------------------------------------------
JCPenney Insurance                      $ 138          $ 120          $ 101
JCPenney National Bank                     27             29             24
                                        -----------------------------------
  Total                                 $ 165          $ 149          $ 125
- ---------------------------------------------------------------------------

JCPENNEY INSURANCE, which markets life, accident and health, and credit insurance, continued its growth trend. During the past three years, JCPenney Insurance has expanded its market share through relationships with credit card issuers other than the Company, in both the United States and Canada to solicit their customers. Pre-tax income was $138 million in 1994, an increase of $18 million or 14.6 per cent over 1993. This growth resulted from favorable trends in both premiums and lower loss ratios. Premium income for 1994 was $508 million, an increase of $92 million or 22 per cent over 1993. The growth in premium income resulted from an increase of 1.7 million policies and certificates, 30 per cent more than in 1993. Renewal premiums increased as a result of greater sales over the past four years coupled with favorable policy retention. Pre-tax income was $120 million in 1993, an increase of 19.3 per cent over 1992, primarily due to increased premiums.

JCPENNEY NATIONAL BANK is a consumer bank, having no commercial lending activity. The Bank offers Visa and MasterCard credit cards to consumers, and generates funds primarily through certificates of deposit. At the end of the year, about 497 thousand credit cards were active. Pre-tax income was $27 million in 1994, down from $29 million in 1993, due to higher average interest rates on deposits. Pre-tax income improved in both 1993 and 1992, as a result of lower interest rates and a reduction in bad debt expense.

FINANCIAL CONDITION. The Company's goal is to continue to maintain a strong balance sheet. Outstanding earnings for the last three years and consistent cash flows have contributed to our strong financial condition. This provides the Company flexibility to capitalize on attractive opportunities for growth, increase its dividends, and to purchase shares of stock - all leading toward enhanced stockholder value.

     Return on stockholders' equity is a key measure for evaluating the Company's performance. Our return on equity in 1994 was 19.7 per cent compared to 20.1 per cent in 1993 and 18.6 per cent in 1992. This performance placed the Company in the top quartile of our key retail competitors and the S&P 500.

     The Company's credit ratings on its long term debt and commercial paper are among the highest in the retail industry. In October 1994, Moody's Investors Service upgraded the Company's long term debt rating to A1. Currently, the Company's long term debt is rated A+ by Standard & Poor's Corporation, A1 by Moody's Investors Service, and A+ by Fitch Investors Service, Inc. Our commercial paper is rated A1, P1 and F1, by Standard & Poor's, Moody's, and Fitch, respectively.

CASH FLOW. In 1994, the Company continued to generate sufficient cash flows internally to meet the major portion of its cash requirements to finance its operations. Cash flow generated internally in 1994, which consisted of net income plus depreciation and amortization and deferred taxes, was $1,414 million. At this level, cash flow covered substantially all of the Company's cash requirements for working capital, capital expenditures, and dividends. In addition, the Company used debt financing to complete its stock purchase program of 10 million shares at a total cost of $475 million.

     During the next few years, the Company expects to generate internally sufficient cash flow to meet substantially all of its cash requirements for operations, capital expenditures, and dividends. Capital expenditures are expected to be approximately $600 million in each of the next three years.

- --------------------------------------------------------------------------------
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
- --------------------------------------------------------------------------------

DEBT TO CAPITAL. The Company's debt to capital ratio is based on an asset mix which is significantly influenced by customer receivables from the Company's proprietary credit card. Debt includes both on and off balance sheet financing. Over the last several years, the Company's debt capacity has increased as a result of its strong earnings and cash flows. This has permitted the Company to enhance stockholder value through a stock purchase program and dividend increases. At the end of 1994, after the completion of the first stock purchase program, the debt to capital ratio was 53.1 per cent. A second purchase program, for the purchase of up to an additional 10 million shares of the Company's common stock, was authorized and begun in January 1995.

DIVIDENDS. On March 8, 1995, the Board of Directors increased the quarterly common dividend to 48 cents per share, or an indicated annual rate of $1.92 per share. The regular quarterly dividend on the Company's outstanding common stock is payable on May 1, 1995, to stockholders of record on April 10, 1995. The quarterly common dividend was 42 cents per share in 1994, 36 cents per share in 1993, and 33 cents per share in 1992, or an indicated annual rate of $1.68 per share in 1994, $1.44 per share in 1993, and $1.32 per share in 1992.

IMPACT OF INFLATION AND CHANGING PRICES. The impact of inflation on the Company has not been significant in recent years due to the low levels of inflation. Inflation causes increases in the cost of doing business, including capital expenditures. By striving to control costs, the Company attempts to minimize the effects of inflation on its operations.

- --------------------------------------------------------------------------------
                         INDEPENDENT AUDITORS' REPORT
- --------------------------------------------------------------------------------

To the Stockholders and Board of Directors of J.C. Penney Company, Inc.:

     We have audited the accompanying consolidated balance sheets of J.C. Penney Company, Inc. and Subsidiaries as of January 28, 1995, January 29, 1994, and January 30, 1993, and the related consolidated statements of income, reinvested earnings, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J.C. Penney Company, Inc. and Subsidiaries as of January 28, 1995, January 29, 1994, and January 30, 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     As discussed on page 39, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1993. Also, as discussed on page 29, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, in 1994.

/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
200 Crescent Court, Dallas, Texas 75201
February 23, 1995

- --------------------------------------------------------------------------------
                        COMPANY STATEMENT ON FINANCIAL
                                  INFORMATION
- --------------------------------------------------------------------------------

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

     The consolidated financial statements have been audited by independent auditors whose report appears to the left. This audit was conducted in accordance with generally accepted auditing standards, which includes the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

     The Audit Committee of the Board of Directors is composed solely of directors who are not officers or employees of the Company. The Audit Committee's responsibilities include recommending to the Board for stockholder approval the independent auditors for the annual audit of the Company's consolidated financial statements. The Committee also reviews the independent auditors' audit strategy and plan, scope, fees, audit results, and non-audit services and related fees; internal audit reports on the adequacy of internal controls; the Company's ethics program; status of significant legal matters; the scope of the internal auditors' plans and budget and results of their audits; and the effectiveness of the Company's program for correcting audit findings. The independent auditors and Company personnel, including internal auditors, meet periodically with the Audit Committee to discuss auditing and financial reporting matters.

/s/ Robert E. Northam

Robert E. Northam
Executive Vice President and Chief Financial Officer

- --------------------------------------------------------------------------------
                       CONSOLIDATED STATEMENTS OF INCOME
                  J.C. PENNEY COMPANY, INC. AND SUBSIDIARIES
- --------------------------------------------------------------------------------

FOR THE YEAR (In millions except per share data)                   1994         1993         1992
- -------------------------------------------------------------------------------------------------
Revenue
Retail sales                                                   $ 20,380     $ 18,983     $ 18,009
Other revenue                                                       702          595          506
                                                               ----------------------------------
Total revenue                                                    21,082       19,578       18,515
                                                               ----------------------------------

Costs and expenses
Cost of goods sold, occupancy, buying, and warehousing costs     13,970       12,997       12,297
Selling, general, and administrative expenses                     4,783        4,508        4,446
Costs and expenses of other businesses                              537          446          381
Net interest expense and credit operations                           93           73          132
                                                               ----------------------------------
Total costs and expenses                                         19,383       18,024       17,256
                                                               ----------------------------------

Income before income taxes, extraordinary charge, and
 cumulative effect of accounting change                           1,699        1,554        1,259
Income taxes                                                        642          610          482
                                                               ----------------------------------

Income before extraordinary charge and cumulative effect
 of accounting change                                             1,057          944          777
Extraordinary charge on debt redemption,
 net of income taxes of $35                                          --          (55)          --
Cumulative effect of accounting change
 for income taxes                                                    --           51           --
                                                               ----------------------------------
Net income                                                     $  1,057      $   940     $    777
                                                               ==================================

Earnings per common share
Primary
Income before extraordinary charge and
 cumulative effect of accounting change                        $   4.29     $   3.79     $   3.15
Extraordinary charge on debt redemption, net                         --         (.23)          --
Cumulative effect of accounting change for income taxes              --          .21           --
                                                               ----------------------------------
Net income                                                     $   4.29     $   3.77     $   3.15
                                                               ==================================

Fully diluted
Income before extraordinary charge and
 cumulative effect of accounting change                        $   4.05     $   3.55     $   2.95
Extraordinary charge on debt redemption, net                         --         (.21)          --
Cumulative effect of accounting change for income taxes              --          .19           --
                                                               ----------------------------------
Net income                                                     $   4.05     $   3.53     $   2.95
                                                               ==================================

See Summary of Accounting Policies and Notes to Financial Statements on pages
29 through 39.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                          CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------------

J.C. Penney Company, Inc. and Subsidiaries

ASSETS (In millions)                                                 1994            1993            1992
- ---------------------------------------------------------------------------------------------------------
Current assets
Cash and short term investments of $207, $156, and $405          $    261        $    173        $    426
Receivables, net                                                    5,159           4,679           3,750
Merchandise inventories                                             3,876           3,545           3,258
Prepaid expenses                                                      172             168             157
                                                                 ----------------------------------------
Total current assets                                                9,468           8,565           7,591
Properties, net                                                     3,954           3,818           3,755
Investments, primarily insurance operations                         1,359           1,182             991
Deferred insurance policy acquisition costs                           482             426             372
Other assets                                                          939             797             758
                                                                 ----------------------------------------
                                                                 $ 16,202        $ 14,788        $ 13,467
                                                                 ========================================

LIABILITIES AND STOCKHOLDERS' EQUITY (In millions except share data)
- ---------------------------------------------------------------------------------------------------------
Current liabilities
Accounts payable and accrued expenses                            $  2,274        $  2,139        $  2,038
Short term debt                                                     2,092           1,284             907
Current maturities of long term debt                                   --             348              --
Deferred taxes                                                        115             112              64
                                                                 ----------------------------------------
Total current liabilities                                           4,481           3,883           3,009
Long term debt                                                      3,335           2,929           3,171
Deferred taxes                                                      1,039           1,013           1,012
Bank deposits                                                         702             581             538
Insurance policy and claims reserves                                  568             540             462
Other liabilities                                                     462             477             570
Stockholders' equity
Preferred stock, without par value:
  Authorized, 25 million shares -- issued, 1 million shares
  of Series B LESOP convertible preferred                             630             648             666
Guaranteed LESOP obligation                                          (307)           (379)           (447)
Common stock, par value 50c:
  Authorized, 1,250 million shares --
  issued, 227, 236, and 235 million shares                          1,030           1,003             955
Reinvested earnings                                                 4,262           4,093           3,531
                                                                 ----------------------------------------
Total stockholders' equity                                          5,615           5,365           4,705
                                                                 ----------------------------------------
                                                                 $ 16,202        $ 14,788        $ 13,467
                                                                 ========================================

See Summary of Accounting Policies and Notes to Financial Statements on pages
29 through 39.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                CONSOLIDATED STATEMENTS OF REINVESTED EARNINGS
- --------------------------------------------------------------------------------

(In millions)
- ---------------------------------------------------------------------------------------------------------
Reinvested earnings at beginning of year                         $  4,093        $  3,531        $  3,156
Net income                                                          1,057             940             777
Net unrealized change in debt and equity securities                   (21)              1              (1)
Retirement of common stock                                           (435)             --              --
Common stock dividends declared                                      (392)           (339)           (309)
Preferred stock dividends declared, net of taxes                      (40)            (40)            (33)
Two-for-one stock split                                                --              --             (59)
                                                                   --------------------------------------
Reinvested earnings at end of year                                 $4,262         $ 4,093         $ 3,531
                                                                   ======================================

See Summary of Accounting Policies and Notes to Financial Statements on pages
29 through 39.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
- --------------------------------------------------------------------------------
J.C. Penney Company, Inc. and Subsidiaries

FOR THE YEAR (In millions)                                                 1994              1993               1992
- ---------------------------------------------------------------------------------------------------------------------
Operating activities
Net income                                                             $  1,057            $  940            $   777
Extraordinary charge, net of income taxes                                    --                55                 --
Cumulative effect of accounting change for income taxes                      --               (51)                --
Depreciation and amortization                                               323               316                310
Amortization of original issue discount                                       5                48                 58
Deferred taxes                                                               29               100                 48
Change in cash from:
  Customer receivables                                                     (326)             (352)               411
  Securitized customer receivables amortized                                 --              (425)               (36)
  Inventories, net of trade payables                                       (352)             (196)               (27)
  Other assets and liabilities, net                                           2              (149)                33
                                                                       ---------------------------------------------
                                                                            738               286              1,574
                                                                       ---------------------------------------------
Investing activities
Capital expenditures                                                       (550)             (480)              (454)
Purchases of investment securities                                         (476)             (351)              (325)
Proceeds from sales of investment securities                                287               215                195
Investment in asset-backed certificates                                      --               (12)              (419)
                                                                       ---------------------------------------------
                                                                           (739)             (628)            (1,003)
                                                                       ---------------------------------------------
Financing activities
Increase in short term debt                                                 808               377                436
Issuance of long term debt                                                  500             1,015                280
Payments of long term debt                                                 (350)             (875)              (677)
Premium on debt retirement                                                   --               (76)                --
Common stock issued, net                                                     45                37                 39
Common stock purchased and retired                                         (475)               --                 --
Preferred stock retired                                                     (18)              (18)               (18)
Dividends paid, preferred and common                                       (421)             (371)              (342)
                                                                       ---------------------------------------------
                                                                             89                89               (282)
                                                                       ---------------------------------------------
Net increase (decrease) in cash and short term investments                   88              (253)               289
Cash and short term investments at beginning of year                        173               426                137
                                                                       ---------------------------------------------
Cash and short term investments at end of year                         $    261            $  173            $   426
                                                                       =============================================

Supplemental cash flow information
Interest paid                                                          $    301            $  253            $   265
Interest received                                                      $     55            $   51            $    71
Income taxes paid                                                      $    509            $  486            $   322

See Summary of Accounting Policies and Notes to Financial Statements on pages
29 through 39.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                        SUMMARY OF ACCOUNTING POLICIES
- --------------------------------------------------------------------------------

BASIS OF CONSOLIDATION. The consolidated financial statements present the results of J.C. Penney Company, Inc. and all of its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

DEFINITION OF FISCAL YEAR. The Company's fiscal year ends on the last Saturday in January. Fiscal year 1994 ended January 28, 1995, 1993 ended January 29, 1994, and 1992 ended January 30, 1993. They comprised 52 weeks, 52 weeks, and 53 weeks, respectively. The accounts of JCPenney Insurance and JCPenney National Bank are on a calendar year basis.

RETAIL SALES. Retail sales include merchandise and services, net of returns, and exclude sales taxes.

EARNINGS PER COMMON SHARE. Primary earnings per share are computed by dividing net income less dividend requirements on the Series B LESOP convertible preferred stock, net of tax, by the weighted average common stock and common stock equivalents outstanding. Fully diluted earnings per share also assume conversion of the Series B LESOP convertible preferred stock into the Company's common stock. Additionally, it assumes adjustment of net income for the additional cash requirements, net of tax, needed to fund the LESOP debt service resulting from the assumed replacement of the preferred dividends with common stock dividends. The number of shares used in the computation of fully diluted earnings per share was 258 million in 1994, 261 million in 1993, and 258 million in 1992.

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

INVESTMENTS. Effective January 30, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. This statement requires that securities be classified as trading, held-to-maturity, or available-for-sale. The Company's investments, which consist of fixed income securities (principally bonds) held by JCPenney Insurance, marketable equity securities, and JCP Receivables, Inc. asset-backed certificates held by the Company, are classified as available-for-sale and are carried at fair value. Changes in unrealized gains and losses are recorded directly to stockholders' equity, net of applicable income taxes. Adoption of this statement had no material effect on the Company's investments, deferred taxes, and stockholders' equity, as reflected on the consolidated balance sheet at January 28, 1995, and had no impact on net income. In 1993 and 1992, fixed income securities and asset-backed certificates were carried at amortized cost on the consolidated balance sheets.

INSURANCE POLICY AND CLAIMS RESERVES. Liabilities established by JCPenney Insurance for future policy benefits are computed using a net level premium method including assumptions as to investment yields, mortality, morbidity, and persistency based on the Company's experience. Liabilities for unpaid claims are charged to expense in the period that the claims are incurred.

ADVERTISING. Costs for newspaper, television, radio, and other media are expensed as incurred. Direct response advertising consists primarily of catalog preparation and printing costs, which are charged to expense over the period during which the benefits of the catalogs are expected, not to exceed six months.

DERIVATIVE FINANCIAL INSTRUMENTS. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments, in 1994. This statement requires certain disclosures about derivative financial instruments, which are defined in the statement as futures, forward, swap, and option contracts, and other financial instruments with similar characteristics. The Company's current derivative positions consist of off-balance-sheet interest rate swaps. The accounting treatment for these interest rate swaps is to record the net interest received or paid as an adjustment to interest expense on a current basis. Gains or losses resulting from market movements are not recognized.

- --------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
 1. RECEIVABLES
 2. MERCHANDISE INVENTORIES
 3. PROPERTIES
 4. CAPITAL EXPENDITURES
 5. INVESTMENTS
 6. DERIVATIVE FINANCIAL INSTRUMENTS
 7. FAIR VALUE OF FINANCIAL INSTRUMENTS
 8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES
 9. SHORT TERM DEBT
10. LONG TERM DEBT
11. PREFERRED STOCK
12. COMMON STOCK
13. FINANCE CHARGE REVENUE AND BAD DEBT EXPENSE
14. INTEREST EXPENSE
15. RENT EXPENSE
16. RETIREMENT PLANS
17. TAXES
18. SEGMENT REPORTING
- --------------------------------------------------------------------------------

1. RECEIVABLES

(In millions)                                  1994          1993          1992
- --------------------------------------------------------------------------------
Customer receivables serviced               $ 4,751       $ 4,410       $ 4,068
Customer receivables sold                       725           725         1,150
                                            ------------------------------------
   Customer receivables owned                 4,026         3,685         2,918
Less allowance for doubtful accounts             74            59            69
                                            ------------------------------------
   Customer receivables, net                  3,952         3,626         2,849
JCPenney National Bank receivables              729           587           538
Other receivables                               478           466           363
                                            ------------------------------------
   Receivables, net                         $ 5,159       $ 4,679       $ 3,750
- --------------------------------------------------------------------------------

     The Company's policy is to write off accounts when the scheduled minimum payment has not been received for six consecutive months, if any portion of the balance is more than 12 months past due, or if it is otherwise determined that the customer is unable to pay. Collection efforts continue subsequent to write off, and recoveries are applied as a reduction of bad debt losses.

     During the period 1988 to 1990, the Company transferred portions of its customer receivables to a trust which, in turn, sold certificates representing undivided interests in the trust in public offerings. Certificates sold during this period totaled $1,400 million. No gain or loss was recognized at the date of sale. $675 million of the certificates sold were amortized in 1993 and 1992. As of January 28, 1995, $725 million of the certificates were outstanding and the balance of the receivables in the trust was $1,768 million. The Company owns the remaining undivided interest in the trust not represented by the certificates and will continue to service all receivables for the trust.

     Cash flows generated from receivables in the trust are dedicated to payment of interest on the outstanding certificates with stated rates of 8.95% and 9.625%, absorption of defaulted accounts in the trust, and payment of servicing fees to the Company. Reserve funds (fully funded at $91 million) are available if cash flows from the receivables become insufficient to make such payments. None of the reserve funds has been utilized as of January 28, 1995. Additionally, the Company has made available to the trust irrevocable letters of credit of $87 million that may be drawn upon should the reserve funds be exhausted. None of the letters of credit was in use as of January 28, 1995.

2. MERCHANDISE INVENTORIES

(In millions)                                     1994         1993        1992
- --------------------------------------------------------------------------------
Merchandise inventories, at lower
   of cost (FIFO) or market                    $ 4,123      $ 3,791     $ 3,540
LIFO reserve                                      (247)        (246)       (282)
                                               ---------------------------------
   Merchandise inventories, at LIFO cost       $ 3,876      $ 3,545     $ 3,258
- --------------------------------------------------------------------------------

Substantially all of the Company's inventories are measured using the last-in, first-out (LIFO) method of inventory valuation. The Company applies internally developed indices to measure increases and decreases in its own retail prices.

3. PROPERTIES

(In millions)                                      1994        1993         1992
- --------------------------------------------------------------------------------
Land                                            $   213      $  213       $  212
Buildings
   Owned                                          2,178       2,119        2,016
   Capital leases                                   186         219          237
Fixtures and equipment                            2,763       2,693        2,703
Leasehold improvements                              611         575          544
                                                --------------------------------
                                                  5,951       5,819        5,712
Less accumulated depreciation
   and amortization                               1,997       2,001        1,957
                                                --------------------------------
   Properties, net                              $ 3,954      $3,818       $3,755
- --------------------------------------------------------------------------------

At January 28, 1995, the Company owned 251 retail stores, four catalog distribution centers, one store distribution center, its home office facility, and the insurance company corporate offices.

4. CAPITAL EXPENDITURES

Capital expenditures, primarily for new and relocated JCPenney stores and for modernizations and updates of existing stores, were as follows:

(In millions)                                     1994         1993         1992
- --------------------------------------------------------------------------------
JCPenney stores:
   New and relocated stores                     $  197       $  162       $  130
   Modernizations and updates                      136          130           76
   Technology and other store
     improvements                                   78           44           32
                                                --------------------------------
                                                   411          336          238
Catalog                                             21           21           11
Drug stores                                         59           40           27
Other*                                              53           62          218
                                                --------------------------------
   Total capital expenditures                   $  544       $  459       $  494
- --------------------------------------------------------------------------------

*1992 includes $173 million for home office construction costs.

- --------------------------------------------------------------------------------
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
- --------------------------------------------------------------------------------

5. INVESTMENTS

Investments at year end 1994 were carried at fair value on the consolidated balance sheet and totaled $1,359 million. In 1993 and 1992, fixed income securities held by JCPenney Insurance and asset-backed certificates held by the Company were carried at amortized cost on the consolidated balance sheets. The amortized cost and fair values of investments were as follows:

                                                       1994                          1993                          1992
                                            ------------------------------------------------------------------------------------
                                            Amortized       Fair           Amortized      Fair           Amortized      Fair
INVESTMENTS (In millions)                      Cost         Value            Cost         Value            Cost         Value
- --------------------------------------------------------------------------------------------------------------------------------
Fixed income securities
JCPenney Insurance
   U.S. Government obligations                $  111        $  107          $  139       $  153           $  138       $  142
   Corporate securities                          278           266             280          302              210          224
   Mortgage-backed securities                    216           199             158          164              148          159
   Other investments                             100            89              93           91               45           44
                                              ----------------------------------------------------------------------------------
                                                 705           661             670          710              541          569
JCPenney Company
   Asset-backed certificates                     431           453             431          510              419          465
   Other cash investments                        149           148               1            1                2            1
                                              ----------------------------------------------------------------------------------
                                              $1,285        $1,262          $1,102       $1,221           $  962       $1,035
Equity securities
   JCPenney Insurance                         $   35        $   37          $   28       $   33           $   22       $   29
   JCPenney Company                               58            60              43           47               --           --
                                              ----------------------------------------------------------------------------------
                                              $   93        $   97          $   71       $   80           $   22       $   29
- --------------------------------------------------------------------------------------------------------------------------------

Unrealized capital gains and losses on fixed income and equity securities included in stockholders' equity at year end 1994 were as follows:

                                                                                                 Gross
                                                            Cost or                            Unrealized                Net
                                                           Amortized         Fair          --------------------       Unrealized
(In millions)                                                Cost            Value         Gains       (Losses)      Gains (Losses)
- -----------------------------------------------------------------------------------------------------------------------------------
JCPenney Insurance fixed income securities                   $  705          $  661        $   6        $ (50)          $ (44)
Asset-backed certificates                                       431             453           22            0              22
Other cash investments                                          149             148            0           (1)             (1)
Equity securities                                                93              97            9           (5)              4
                                                           ------------------------------------------------------------------------
                                                             $1,378          $1,359        $  37        $ (56)          $ (19)
Deferred income taxes                                                                                                       7
                                                                                                                     --------------
   Total                                                                                                                $ (12)
- -----------------------------------------------------------------------------------------------------------------------------------

The scheduled maturities for fixed income securities at year end 1994 were as follows:

                                                         Amortized        Fair
(In millions)                                               Cost          Value
- --------------------------------------------------------------------------------
Due in one year or less                                    $   16         $   16
Due after one year through five years                         339            331
Due after five years through ten years                        519            539
Due after ten years                                           176            158
                                                           ---------------------
                                                            1,050          1,044
Mortgage-backed securities                                    216            199
Other                                                          19             19
                                                           ---------------------
   Total                                                   $1,285         $1,262
- --------------------------------------------------------------------------------

Realized gains and losses on investment transactions are determined on a first-in, first-out basis and are included in income on the trade date, and other revenue on the consolidated statements of income. These gains were $7 million in 1994, $14 million in 1993, and $12 million in 1992.

- --------------------------------------------------------------------------------
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
- --------------------------------------------------------------------------------

6. DERIVATIVE FINANCIAL INSTRUMENTS

The Company selectively uses off-balance-sheet derivative financial instruments to manage market and interest rate risk, and reduce costs associated with financings. The Company uses derivatives for purposes other than trading activities, and derivatives which are leveraged or speculative by nature are not used. Current derivative positions consist of off-balance-sheet interest rate swaps which management believes present no significant financial risk to the Company.

CURRENT DERIVATIVE POSITIONS. In connection with the sale of $375 million of asset-backed certificates in 1990, the Company entered into two offsetting interest rate swaps. The swaps help to protect the investors of the certificates by reducing the possibility of an early amortization of the principal. Currently, the Company has no interest rate exposure from these swaps due to their offsetting nature.

     The Company has in place interest rate swap contracts that were entered into in connection with the issuance of $250 million principal amount of 8.25 per cent sinking fund debentures in August 1992. These are four year agreements with a notional principal amount totaling $250 million. Under the swap agreements, the Company converted its fixed rate obligation to a floating rate obligation based on the six month London Interbank (LIBOR) rate. Since the inception of these interest rate swaps in 1992, interest expense has been reduced by approximately $10 million, and the interest cost of the 8.25 per cent fixed rate coupon has been effectively lowered to 6.25 per cent. The cumulative benefit of these swaps will be impacted by fluctuations in short term interest rates over the remaining 18 months of the swap contracts.

     The counter parties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent.

     The impact of these interest rate swaps on both interest expense and the Company's average long term borrowing rate for 1994, 1993, and 1992 was immaterial.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimates of fair value are made at a specific point in time, based on relevant market prices and information about the financial instrument. The estimated fair values of financial instruments presented below are not necessarily indicative of the amounts the Company might realize in actual market transactions. The carrying amount and fair value for the financial assets and liabilities on the consolidated balance sheet at each year end were:

                                                                 1994                      1993                       1992
                                                      -----------------------------------------------------------------------------
                                                       Carrying       Fair        Carrying       Fair        Carrying       Fair
(In millions)                                           Amount        Value        Amount        Value        Amount        Value
- -----------------------------------------------------------------------------------------------------------------------------------
Financial assets
   JCPenney Insurance fixed income securities          $    661      $   661       $   670      $   710       $   541      $   569
   Asset-backed certificates                                453          453           431          510           419          465
   Other cash investments                                   148          148             1            1             2            1
   Equity securities                                         97           97            80           80            29           29
   Receivables, net                                       5,159        5,159         4,679        4,679         3,750        3,750
   Cash and short term investments                          261          261           173          173           426          426
Financial liabilities
   Long term debt (excluding capital leases)*           $ 3,231      $ 3,124       $ 2,802      $ 3,021       $ 3,030      $ 3,295
   Bank deposits                                            702          698           581          584           538          541
   Short term debt                                        2,092        2,092         1,284        1,284           907          907
   Current maturities of long term debt                      --           --           348          348            --           --
- -----------------------------------------------------------------------------------------------------------------------------------

*The fair value of the off-balance-sheet interest rate swaps at the end of 1994, 1993, and 1992 was $(8) million, $13 million, and $4 million, respectively.

- --------------------------------------------------------------------------------
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
- --------------------------------------------------------------------------------

     Fair values for fixed income securities, asset-backed certificates, and equity securities are based on quoted market prices. Fixed income securities and asset-backed certificates were carried at fair value on the consolidated balance sheet at year end 1994, and were carried at amortized cost in 1993 and 1992. The Company believes that the carrying value of existing customer and bank receivables is the best estimate of fair value because of their short average maturity and bad debt losses can be reasonably estimated and have been reserved. The carrying amount for the Company's cash and short term investments, short term debt, and current maturities of long term debt approximates fair value due to their short maturities. The fair value for long term debt, excluding capital leases, was determined based on the interest rate environment and the Company's credit rating. The fair value of bank deposits was based on the discounted value of contractual cash flows. The fair value of interest rate swaps is estimated based on quotes from brokers, and reflects the estimated amount that the Company would receive or pay to terminate the contracts at the reporting date.

CONCENTRATIONS OF CREDIT RISK. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of customer accounts receivable and investments. Concentrations of credit risk for the Company's customer accounts receivable are limited due to the large number of customers comprising the Company's credit card base and their dispersion across the country. With respect to investments held by JCPenney Insurance, the Company limits the credit risk by diversifying its investments by industry sector and by investing primarily in high grade fixed income securities. The result has been a conservative portfolio having an average rating of AA.

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

(In millions)                                                                       1994          1993          1992
- ---------------------------------------------------------------------------------------------------------------------
Trade payables                                                                   $ 1,014       $ 1,034       $   944
Accrued salaries, vacations, profit-sharing, and bonuses                             336           311           308
Taxes, including income taxes                                                        358           234           238
Workers' compensation and public liability insurance                                 123           126           116
Common dividend payable                                                               96            85            77
Other                                                                                347           349           355
                                                                                 ------------------------------------
   Total                                                                         $ 2,274       $ 2,139       $ 2,038
- ---------------------------------------------------------------------------------------------------------------------

9. SHORT TERM DEBT

(In millions)                                    1994         1993         1992
- --------------------------------------------------------------------------------
Commercial paper                              $ 2,074      $ 1,284      $   887
Other                                              18           --           20
                                              ----------------------------------
   Total                                      $ 2,092      $ 1,284      $   907
Average interest rate at year end                5.9%         3.2%         3.4%
- --------------------------------------------------------------------------------

COMMITTED BANK CREDIT FACILITIES available to the Company as of January 28, 1995, amounted to $2.5 billion. In 1994, the Company completed two syndicated revolving credit facility agreements. These facilities comprise a $1.5 billion, 364-day revolver and a $1.0 billion, five-year revolver with a group of domestic and international banks. These facilities support the Company's short term borrowing program and replaced the Company's existing credit lines. None of the borrowing facilities was in use as of January 28, 1995.

Also, the Company had $880 million of uncommitted credit lines in the form of letters of credit with seven banks to support its direct import merchandise program. At January 28, 1995, $370 million of letters of credit issued by the Company were outstanding.

- --------------------------------------------------------------------------------
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
- --------------------------------------------------------------------------------

10. LONG TERM DEBT

(In millions)                                                           1994           1993           1992
- -----------------------------------------------------------------------------------------------------------
Original issue discount
  Zero coupon notes and 6% debentures, due 1994
     and 2006, $550 at maturity, yields 14.6% to 14.9%,
     effective rates 13% to 13.2%                                     $  104         $  101         $  401
Debentures and notes
   5.375% to 7.375%, due 1998 to 2023                                  1,500          1,000             --
   8.25% to 8.375%, due 1996 to 2022                                     250            250            366
   9% to 10%, due 1997 to 2021                                         1,000          1,000          1,750
Guaranteed LESOP notes, 8.17%, due 1998*                                 307            379            447
Present value of commitments under capital leases                        104            127            141
Other                                                                     70             72             66
                                                                      -------------------------------------
  Long term debt                                                      $3,335         $2,929         $3,171
Average long term debt outstanding                                    $2,754         $2,471         $2,683
Average interest rates                                                  8.2%           9.9%          10.5%
- -----------------------------------------------------------------------------------------------------------

*For further discussion, see LESOP on page 37.

CHANGES IN LONG TERM DEBT (In millions)                                 1994              1993              1992
- -----------------------------------------------------------------------------------------------------------------
Increases
  5.375% to 9.75% notes, due 1998 to 2023                             $  500          $  1,000           $   250
  Amortization of original issue discount                                  3                48                43
  Other                                                                   --                16                30
                                                                      -------------------------------------------
                                                                         503             1,064               323
                                                                      -------------------------------------------
Decreases
  Transfers to current maturities of long term debt                       --               348                --
  8.375% to 12.75% debentures, bonds, and notes,
    due 1995 to 2021, retired in 1992 and 1993                            --               872               423
  Other, including LESOP amortization                                     97                86                83
                                                                      -------------------------------------------
                                                                          97             1,306               506
                                                                      -------------------------------------------
Net increase (decrease) in long term debt                             $  406          $   (242)          $  (183)
- -----------------------------------------------------------------------------------------------------------------

MATURITIES OF LONG TERM DEBT (In millions)       Long Term Debt   Capital Leases
- --------------------------------------------------------------------------------
1995                                                     $    2            $  17
1996                                                          6               18
1997                                                        256               14
1998                                                        587               14
1999                                                        232               13
2000 to 2004                                              1,116               38
Thereafter                                                  821               17
                                                         -----------------------
  Total                                                  $3,020              131
                                                         ======
     Less future interest and executory expenses                              27
                                                                           -----
     Present value                                                         $ 104
                                                                           =====
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
- --------------------------------------------------------------------------------

11. PREFERRED STOCK

In 1988, a leveraged employee stock ownership plan (LESOP) was adopted (see page 37 for further discussion). The LESOP purchased approximately 1.2 million shares of a new issue of Series B convertible preferred stock from the Company. These shares are convertible into shares of the Company's common stock at a conversion rate equivalent to 20 shares of common stock for each share of preferred stock. The conversion price is $30 per common share. The convertible preferred stock may be redeemed at the option of the Company or the LESOP, under certain limited circumstances. The redemption price may be satisfied in cash or common stock or a combination of both at the Company's sole discretion. The dividends are cumulative, are payable semi-annually on January 1 and July 1, and yield 7.9 per cent. The convertible preferred stock issued to the LESOP has been recorded in the stockholders' equity section of the consolidated balance sheet, and the "Guaranteed LESOP obligation," representing borrowings by the LESOP, has been recorded as a reduction of stockholders' equity. As of January 28, 1995, approximately 710 thousand shares had been allocated to participants' accounts since 1988, and approximately 467 thousand shares were committed-to-be released in the next four years.

THE PREFERRED DIVIDEND is payable semi-annually at an annual rate of $2.37 per common equivalent share. Preferred dividends declared were $50 million in 1994, $52 million in 1993, and $53 million in 1992; on an after tax basis, the dividends amounted to $31 million in 1994, $31 million in 1993, and $33 million in 1992.

     In 1990, the Board of Directors declared a dividend distribution of one new preferred stock purchase right on each outstanding share of common stock and authorized the redemption of the old preferred stock purchase rights for five cents per share totaling $12 million. The preferred stock purchase rights, in accordance with the rights agreement, entitle the purchase, for each right held, of 1/400 of a share of Series A junior participating preferred stock at a price of $140. The rights are exercisable upon the occurrence of certain events and are redeemable by the Company under certain circumstances, all as described in the rights agreement.

12. COMMON STOCK

The quarterly common dividend was 42 cents per share in 1994, 36 cents per share in 1993, and 33 cents per share in 1992, or an indicated annual rate of $1.68 per share in 1994, $1.44 per share in 1993, and $1.32 per share in 1992. Common dividends declared were $392 million in 1994, $339 million in 1993, and $309 million in 1992.

     On March 9, 1994, the Board of Directors approved the purchase of up to 10 million shares of the Company's common stock. This purchase program was completed in January 1995 at a cost of $475 million. All shares were retired and returned to the status of authorized but unissued shares of common stock. A second purchase program, for up to an additional 10 million shares of the Company's common stock, was approved by the Board of Directors on January 23, 1995, and was begun in late January 1995.

     On March 10, 1993, the Board of Directors declared a two-for-one stock split in the form of a stock dividend, which was payable May 1, 1993, to stockholders of record on April 12, 1993.

     At the Company's 1994 Annual Meeting, stockholders approved the increase in the authorized number of shares of common stock from 500 million to 1.25 billion shares.

     There were approximately 53,000 stockholders of record at year end 1994. In addition, the Company's savings plans, including the LESOP, had 116,000 participants and held 38.7 million shares of the Company's common stock. The savings plans also held 1.05 million shares of preferred stock, convertible into
21.0 million shares of common stock. On a combined basis, these plans held approximately 24 per cent of the Company's common shares after giving effect to the conversion of the preferred stock at the end of fiscal year 1994.

                                                                    Shares                              Paid-in Capital
                                                     --------------------------------------------------------------------------
CHANGES IN OUTSTANDING                                          (In thousands)                           (In millions)
COMMON STOCK                                            1994          1993          1992         1994         1993        1992
- -------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                         236,086       234,778       233,302       $1,003       $  955       $ 857
Common stock issued                                    1,455         1,308         1,476           70           48          39
Common stock purchased and retired                   (10,100)           --            --          (43)          --          --
Two-for-one stock split                                   --            --            --           --           --          59
                                                     --------------------------------------------------------------------------
   Balance at end of year                            227,441       236,086       234,778       $1,030       $1,003       $ 955
- -------------------------------------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
- --------------------------------------------------------------------------------

1993 EQUITY COMPENSATION PLAN AND 1993 NON-ASSOCIATE DIRECTORS' EQUITY PLAN. In May 1993, stockholders approved the 1993 Equity Compensation Plan (1993
Plan), which replaced the expiring 1989 Equity Compensation Plan. Under the 1993 Plan, 11.6 million shares of common stock were reserved for issuance upon the exercise of options and stock appreciation rights and for the payment of stock awards over the five-year term of the 1993 Plan. No discount options nor tax benefit rights may be issued under the 1993 Plan. Participants in the 1993 Plan are generally to be selected management associates of the Company and its subsidiaries and affiliates as determined by the committee administering the 1993 Plan. It is anticipated that approximately 2,000 associates will be eligible to participate. No awards may be made under the 1993 Plan after May 31, 1998. In May 1993, stockholders also approved the 1993 Non-Associate Directors' Equity Plan (Directors'
Plan). Under the Directors' Plan, 90,000 shares of common stock were reserved for issuance upon the exercise of stock options and the payment of stock awards over the five-year term of the Directors' Plan. Each director who is presently not an active employee of the Company will automatically be granted annually an option to purchase 800 shares, in tandem with an award of 200 restricted shares of common stock. An initial grant/award in this same amount will also automatically be granted to each new Non-Associate Director upon his or her first being elected as a director. Such stock options will become exercisable six months from the date of grant, but shares acquired upon such exercise will not be transferable until a director terminates service.

                                                   1994                        1993                        1992
                                       ----------------------------------------------------------------------------------
                                                         Weighted                   Weighted                    Weighted
                                                          Average                    Average                     Average
                                           Shares         Option       Shares        Option        Shares        Option
STOCK OPTIONS                          (In thousands)     Price    (In thousands)    Price     (In thousands)    Price
- -------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year               8,235         $ 27.96       8,844        $ 27.42        9,490        $ 26.31
Granted                                      997           55.31         159          41.24          574          35.10
Exercised                                   (865)          26.51        (752)         24.49         (974)         21.02
Expired and cancelled                        (20)          32.68         (16)         26.89         (246)         27.66
                                           -----                       -----                       -----
  Balance at end of year                   8,347          $31.36       8,235        $ 27.96        8,844        $ 27.42

At year end 1994, options covering 7.3 million shares were exercisable and 10.4 million shares were reserved for future grants.
- --------------------------------------------------------------------------------

13. FINANCE CHARGE REVENUE AND BAD DEBT EXPENSE, on customer accounts receivable owned by the Company, are included in the "Net interest expense and credit operations" line of the consolidated statements of income. Finance charge revenue was $624 million in 1994, $523 million in 1993, and $509 million in 1992. Bad debt expense was $177 million in 1994, $95 million in 1993, and $122 million in 1992.

14. INTEREST EXPENSE

(In millions)                                      1994        1993        1992
- --------------------------------------------------------------------------------
Short term debt                                   $  92       $  43       $  43
Long term debt                                      225         246         281
Income on short term investments                    (16)        (14)        (48)
Interest capitalized                                 (3)         (4)        (14)
Other, net*                                         (28)        (30)         (4)
                                                  ------------------------------
  Interest expense, net                            $270       $ 241       $ 258

*Includes $34 million, $34 million and $28 million, respectively, of interest income from the Company's investment in asset-backed certificates.
- --------------------------------------------------------------------------------

15. RENT EXPENSE

The Company conducts the major part of its operations from leased premises which include retail stores, distribution centers, warehouses, offices, and other facilities. Almost all leases will expire during the next 20 years; however, most leases will be renewed or replaced by leases on other premises. Rent expense for real property operating leases was:

(In millions)                                      1994        1993         1992
- --------------------------------------------------------------------------------
Minimum rents                                     $ 235       $ 236        $ 244
Contingent rents based on sales                      37          37           35
                                                  ------------------------------
Total                                             $ 272       $ 273        $ 279
- --------------------------------------------------------------------------------

The Company also leases data processing equipment and other personal property under operating leases of primarily three to five years. Rent expense for personal property leases was $92 million in 1994, $90 million in 1993, and $107 million in 1992.

- --------------------------------------------------------------------------------
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
- --------------------------------------------------------------------------------

Future minimum lease payments for noncancelable real and personal property operating leases and subleases as of January 28, 1995 were:

(In millions)                                                   Operating Leases
- --------------------------------------------------------------------------------
1995                                                                   $  230
1996                                                                      194
1997                                                                      160
1998                                                                      139
1999                                                                      121
Thereafter                                                                597
                                                                      --------
   Total minimum lease payments                                        $1,441
                                                                      ========
   Present value                                                       $1,000
   Weighted average interest rate                                         10%
- --------------------------------------------------------------------------------

The minimum lease payments are shown net of estimated executory costs, which are principally real estate taxes, maintenance, and insurance.

16. RETIREMENT PLANS

(In millions)                                      1994        1993        1992
- --------------------------------------------------------------------------------
Pension
  Service cost                                    $  57       $  50       $  46
  Interest cost                                     134         123         122
  Actual (return) loss on assets                    (22)       (236)        (90)
  Net amortization and deferral                    (181)         59         (90)
                                                  ------------------------------
Pension credit                                      (12)         (4)        (12)
                                                  ------------------------------
Postretirement health care
  Service cost                                        3           3           6
  Interest cost                                      25          24          27
                                                  ------------------------------
Total                                                28          27          33
                                                  ------------------------------
LESOP expense                                        53          50          49
                                                  ------------------------------
  Total retirement plans                          $  69       $  73       $  70
- --------------------------------------------------------------------------------

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

     In 1994, the Company increased its discount rate to 8.75 per cent, reflecting the higher interest rate environment. The impact of this change reduced the Company's obligation at year end 1994. Pension plan assumptions are reviewed and modified as necessary on an annual basis. The Company made a $99 million contribution to the plan in 1994 and a $65 million contribution in 1993.

POSTRETIREMENT HEALTH CARE BENEFITS

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

     The Company uses the same discount rate for both its pension plan and Retiree Plan. The health care trend rate was lowered from 10 per cent to 9.5 per cent for 1995 with gradual reductions to 6 per cent by 2003 and beyond. The health care trend rate change represents a modification from previous assumptions because of favorable experience and a lower inflation environment. The changes in plan assumptions had no significant impact on the Company's obligation at year end 1994. A one per cent increase in the health care trend rate would increase the amount reported for the accumulated obligation by $27 million and would result in $2 million additional expense for 1994.

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

     The amount of LESOP expense recorded by the Company represents its cash contribution to the LESOP.

- --------------------------------------------------------------------------------
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
- --------------------------------------------------------------------------------

The following table sets forth the status of the Company's retirement plans:

                                                                                          December 31
                                                                        ---------------------------------------------
RETIREMENT PLANS (In millions)                                              1994              1993              1992
- ---------------------------------------------------------------------------------------------------------------------
Pension
  Present value of accumulated benefits
    Vested                                                              $  1,368          $  1,367          $  1,227
    Non-vested                                                                75                80                73
                                                                        ---------------------------------------------
                                                                        $  1,443          $  1,447          $  1,300
                                                                        =============================================
  Present value of actuarial benefit obligation                         $ (1,661)         $ (1,781)         $ (1,694)
  Net assets at fair market value                                          1,825             1,800             1,585
  Unrecognized transition asset, net of unrecognized losses                  200               216               259
                                                                        ---------------------------------------------
    Net prepaid pension cost                                            $    364          $    235          $    150
                                                                        =============================================
Postretirement health care benefits
  Accumulated benefit obligation
    Retirees                                                            $    217          $    246          $    205
    Fully eligible active participants                                        43                51                82
    Other active participants                                                 40                41                43
                                                                        ---------------------------------------------
                                                                             300               338               330
  Unrecognized net gain (loss)                                                32               (10)               (7)
                                                                        ---------------------------------------------
    Net liability                                                       $    332          $    328          $    323
                                                                        =============================================
Key assumptions
  Rate of return on pension plan assets                                     9.5%              9.5%              9.5%
  Discount rate                                                            8.75%             7.25%              8.0%
  Salary progression rate                                                   4.0%              4.0%              4.0%
- ---------------------------------------------------------------------------------------------------------------------

                                                               Savings Plans                             Pension
                                                     --------------------------------------------------------------------------
                                                                December 31                             December 31
TOTAL ASSETS AND EQUITY (In millions)                  1994         1993         1992          1994         1993         1992
- -------------------------------------------------------------------------------------------------------------------------------
JCPenney preferred and common stock                  $2,662       $3,030       $2,200        $   --       $   --       $   --
Equity securities                                       120          117          103         1,288        1,424        1,232
Fixed income investments                              1,048        1,091        1,061           473          302          275
LESOP loan obligation, including accrued
  interest of $14, $17, and $20                        (358)        (431)        (498)           --           --           --
Other assets, net                                        63           47           37            64           74           78
                                                     --------------------------------------------------------------------------
Net assets                                           $3,535       $3,854       $2,903        $1,825       $1,800       $1,585
                                                     ==========================================================================

                                                                Savings Plans                             Pension
                                                     --------------------------------------------------------------------------
CHANGES IN FAIR VALUE OF                                         December 31                             December 31
NET ASSETS (In millions)                               1994         1993         1992          1994         1993         1992
- -------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                      $3,854       $2,903       $2,173        $1,800       $1,585       $1,561
Company contribution                                     53           50           49            99           65           --
Participants' contributions                             203          184          169            --           --           --
Gains (losses)                                         (280)         984          794            22          236           93
LESOP interest expense                                  (30)         (35)         (40)           --           --           --
Benefits paid                                          (265)        (232)        (242)          (96)         (86)         (69)
                                                     --------------------------------------------------------------------------
  Net assets at end of year                          $3,535       $3,854       $2,903        $1,825       $1,800       $1,585
                                                     ==========================================================================

- --------------------------------------------------------------------------------
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
- --------------------------------------------------------------------------------

17. TAXES

The Company adopted Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, effective January 31, 1993. This statement requires an asset and liability approach to accounting for differences between the tax basis of an asset or liability and its reported amount in the financial statements (temporary differences). Deferred taxes are determined by applying the provisions of enacted tax laws, and adjustments are required for changes in tax laws and rates. Deferred taxes reflected on the balance sheet were reduced by $51 million, and a cumulative adjustment was recorded to increase net income by the same amount, using current tax rates in effect at the beginning of fiscal 1993.

The Omnibus Budget Reconciliation Act of 1993, which was signed into law on August 10, 1993, included an increase in the statutory Federal income tax rate from 34 per cent to 35 per cent, retroactive to January 1, 1993. This change in the tax rate resulted in higher taxes on operating income in 1993 as well as a one-time, non-cash tax expense totaling $14 million for the revaluation of deferred taxes on the balance sheet as required by Statement No. 109.

Deferred tax assets and liabilities reflected on the Company's consolidated balance sheet at January 28, 1995, were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The major components of deferred tax liabilities (assets) at January 28, 1995, were as follows:

                                                                                               Net
TEMPORARY                                                Deferred        Deferred            (Asset)
DIFFERENCES (In millions)                                (Asset)         Liability          Liability
- ------------------------------------------------------------------------------------------------------
Retirement plans                                          $(192)           $  204             $   12
Restructuring reserve                                       (18)               --                (18)
Workers' compensation/public liability                     (100)               --               (100)
Leases                                                      (31)              369                338
Accounts receivable                                         (29)               --                (29)
Inventories                                                 (30)              124                 94
Depreciation                                                 --               757                757
Deferred policy acquisition costs                            --               160                160
Other                                                      (200)              140                (60)
                                                         ---------------------------------------------
  Total                                                   $(600)           $1,754             $1,154
- ------------------------------------------------------------------------------------------------------

No valuation allowances were considered necessary as of January 31, 1993, January 29, 1994, or January 28, 1995. The Company believes that the existing deductible temporary differences will be offset by future reversals of differences generating taxable income.

Deferred taxes, under APB Opinion No. 11 in 1992, consisted principally of accumulated depreciation and accounting for leases.

INCOME TAX EXPENSE (In millions)                  1994            1993            1992
- ---------------------------------------------------------------------------------------
Current
  Federal                                        $ 521           $ 443           $ 372
  State and local                                   92              67              62
                                                 --------------------------------------
                                                   613             510             434
                                                 --------------------------------------
Deferred
  Federal                                           25              80              29
  State and local                                    4              20              19
                                                 --------------------------------------
                                                    29             100              48
                                                 --------------------------------------
  Total                                          $ 642           $ 610           $ 482
Effective tax rate                               37.8%           39.3%           38.3%
- ---------------------------------------------------------------------------------------

                                                                                                               Per cent of
                                                                         Amounts (In millions)                Pre-tax Income
                                                                   ---------------------------------------------------------------
RECONCILIATION OF TAX RATES                                          1994        1993        1992       1994       1993      1992
- ----------------------------------------------------------------------------------------------------------------------------------
Federal income tax at statutory rate                               $  594      $  544      $  428       35.0       35.0      34.0
State and local income taxes, less federal income tax benefit          65          58          53        3.8        3.7       4.2
Revaluation of deferred taxes                                          --          14          --         --         .9        --
Tax effect of dividends on allocated LESOP shares                      (9)         (9)         --        (.5)       (.5)       --
Tax credits and other                                                  (8)          3           1        (.5)        .2        .1
                                                                   ---------------------------------------------------------------
  Total                                                            $  642      $  610      $  482       37.8       39.3      38.3
- ----------------------------------------------------------------------------------------------------------------------------------

18. SEGMENT REPORTING

The Company operates predominantly in one industry segment consisting of selling merchandise and services to consumers through retail department stores that include catalog departments. Total assets for that industry segment at the end of the last three years were $14,103 million, $12,888 million, and $11,820 million, respectively.

- --------------------------------------------------------------------------------
                          QUARTERLY DATA (UNAUDITED)
- --------------------------------------------------------------------------------

                                               First                  Second                   Third                  Fourth
                                     ----------------------------------------------------------------------------------------------
(In millions except per share data)    1994    1993    1992    1994    1993    1992    1994    1993    1992    1994    1993    1992
- -----------------------------------------------------------------------------------------------------------------------------------
Retail sales                         $4,350   3,964   3,793   4,242   3,963   3,789   5,149   4,735   4,342   6,639   6,321   6,085
 Per cent increase                      9.7     4.5    10.5     7.1     4.6     9.6     8.7     9.1    10.3     5.0     3.9    13.2
Total revenue                        $4,519   4,106   3,918   4,412   4,106   3,912   5,328   4,888   4,472   6,823   6,478   6,213
 Per cent increase                     10.0     4.8    10.7     7.4     5.0     9.7     9.0     9.3    10.4     5.3     4.3    13.1
LIFO gross margin                    $1,395   1,280   1,233   1,282   1,191   1,164   1,661   1,530   1,395   2,072   1,985   1,920
LIFO gross margin, per cent of
 retail sales                          32.1    32.3    32.5    30.2    30.1    30.7    32.2    32.3    32.1    31.2    31.4    31.6
Selling, general, and
 administrative expenses, per cent
 of retail sales                       25.1    25.9    26.7    25.5    25.8    27.1    23.4    24.2    25.0    21.2    20.8    21.7
Income before extraordinary charge
 and cumulative effect of
 accounting change                   $  223     172     136     132     112      80     274     221     186     428     439     375
Net income                           $  223     206     136     132     112      80     274     185     186     428     437     375
Income per share before
 extraordinary charge and
 cumulative effect of accounting
 change
Primary                              $  .88     .68     .54     .52     .43     .31    1.11     .88     .75    1.78    1.80    1.55
Fully diluted                        $  .84     .65     .52     .51     .42     .31    1.04     .83     .70    1.66    1.65    1.42
Net income per common share
Primary                              $  .88     .82     .54     .52     .43     .31    1.11     .73     .75    1.78    1.79    1.55
Fully diluted                        $  .84     .78     .52     .51     .42     .31    1.04     .69     .70    1.66    1.64    1.42
Dividends per common share           $  .42     .36     .33     .42     .36     .33     .42     .36     .33     .42     .36     .33
Common stock price range
High                                 $   59      45      34      54      49      36      54      52      38      52      56      40
Low                                  $   50      36      27      47      41      32      47      39      33      39      49      36
Close                                $   54      43      33      49      45      35      51      52      37      41      52      36
- -----------------------------------------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                     SUPPLEMENTAL INFORMATION (UNAUDITED)
- --------------------------------------------------------------------------------

GENERAL. The following information is provided as a supplement to the Company's audited financial statements. Its purpose is to facilitate an understanding of the Company's credit operations, capital structure, and cash flows.

CREDIT OPERATIONS. The following table presents the results of the Company's proprietary credit card operation, measuring on an all-inclusive basis the costs of granting, operating, and financing credit, net of finance charge revenue. This presentation does not include any profits derived from merchandise and services purchased by customers. Revenue, costs, and expenses contained in the table below relate to all customer accounts receivable generated and serviced by the Company, including those recorded as sold under asset securitization transactions. This presentation is designed to measure on an "economic basis" the total pre-tax cost of providing the JCPenney credit card to customers.

PRE-TAX COST OF JCPENNEY CREDIT CARD (In millions)                   1994             1993            1992
- ------------------------------------------------------------------------------------------------------------
Finance charge revenue
  On receivables owned                                             $ (624)          $ (523)         $ (509)
  On receivables sold                                                (105)            (129)           (166)
                                                                   -----------------------------------------
    Total                                                            (729)            (652)           (675)
Bad debt expense                                                      208              128             171
Operating expenses (including in-store costs)                         268              265             270
Cost of capital                                                       403              399             417
                                                                   -----------------------------------------
    Total                                                             879              792             858
                                                                   -----------------------------------------
Pre-tax cost of JCPenney credit                                    $  150           $  140          $  183
Per cent of JCPenney credit sales                                    1.6%             1.6%            2.2%
- ------------------------------------------------------------------------------------------------------------

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

                                                              1994                     1993                      1992
                                                   ------------------------------------------------------------------------------
                                                                  Per cent                  Per cent                  Per cent
                                                      Amounts    of Eligible    Amounts    of Eligible   Amounts     of Eligible
CREDIT SALES (JCPenney stores and catalog)         (In billions)    Sales    (In billions)    Sales    (In billions)    Sales
- ---------------------------------------------------------------------------------------------------------------------------------
JCPenney credit card                                  $  9.4        49.6        $  8.7        49.6        $ 8.3         49.8
American Express, Discover, MasterCard, and Visa         3.4        17.9           2.8        16.1          2.3         13.8
                                                   ------------------------------------------------------------------------------
  Total                                               $ 12.8        67.5        $ 11.5        65.7        $10.6         63.6
- ---------------------------------------------------------------------------------------------------------------------------------

KEY JCPENNEY CREDIT CARD INFORMATION (In millions)                     1994              1993              1992
- ----------------------------------------------------------------------------------------------------------------
Number of accounts serviced with balances                              17.6              17.2              17.5
Total customer receivables serviced                                 $ 4,751           $ 4,410           $ 4,068
Average customer receivables financed                               $ 4,197           $ 3,767           $ 3,901
Average account balances (in dollars)                               $   269           $   256           $   231
Average account maturity (months)                                       4.2               4.0               4.1
- ----------------------------------------------------------------------------------------------------------------

Capital structure. The Company's objective is to maintain a capital structure that will assure continuing access to financial markets so that we can, at reasonable cost, provide for future needs and capitalize on attractive opportunities for growth.

- --------------------------------------------------------------------------------
               SUPPLEMENTAL INFORMATION (UNAUDITED) (CONTINUED)
- --------------------------------------------------------------------------------

The debt to capital ratio shown in the table below includes both debt recorded on the Company's consolidated balance sheet as well as off-balance-sheet debt related to operating leases and the securitization of a portion of the Company's customer accounts receivable (asset-backed certificates).

DEBT TO CAPITAL (In millions)                         1994             1993             1992
- ---------------------------------------------------------------------------------------------
Short term debt,
  net of cash investments                          $ 1,738          $ 1,128          $   502
Long term debt,
  including current maturities                       3,335            3,277            3,171
                                                   ------------------------------------------
                                                     5,073            4,405            3,673
Off-balance-sheet debt
Present value of operating leases                    1,000              900              950
Securitization of accounts
  receivable, net                                      272              294              731
                                                   ------------------------------------------
Total debt                                         $ 6,345          $ 5,599          $ 5,354
Consolidated equity                                $ 5,615          $ 5,365          $ 4,705
Total capital                                      $11,960          $10,964          $10,059
Per cent of total debt to capital                    53.1%            51.1%            53.2%
- ---------------------------------------------------------------------------------------------

The Company builds its capital base according to the different needs and credit characteristics of its customer receivables and its other core retail assets. Customer receivables are highly diversified and predictable financial assets, very different from the core assets of a retailer, which include fixed assets and inventories for stores and catalog. Accordingly, the Company finances receivables with more leverage, much like a finance company. The standards for these assets are a debt ratio of approximately 88 per cent, and interest coverage of about 1.5 times. Core assets are financed with less leverage and more comparable to the leverage of non-retail industrial companies with strong credit ratings. The Company's capital structure at the end of fiscal year 1994 was:

                                           Customer         Core
(In millions)                             Receivables      Assets       Combined
- --------------------------------------------------------------------------------
Debt                                       $ 4,092         $2,253       $  6,345
Equity                                         585          5,030          5,615
                                          --------------------------------------
Total capital                              $ 4,677         $7,283        $11,960
  Debt to capital per cent                   87.5%          30.9%          53.1%
- --------------------------------------------------------------------------------

The historical debt to capital per cent and fixed charge coverage for the prior three years, on a separate and combined basis, was:

DEBT TO CAPITAL PER CENT
                                                      1994       1993       1992
- --------------------------------------------------------------------------------
Combined                                              53.1       51.1       53.2
Core assets                                           30.9       27.1       30.6
Customer receivables                                  87.5       87.5       87.5
- --------------------------------------------------------------------------------

FIXED CHARGE COVERAGE
                                                      1994       1993       1992
- --------------------------------------------------------------------------------
Combined                                               4.5        4.3        3.4
Core assets                                            9.1        8.7        6.4
Customer receivables                                   1.5        1.5        1.4
- --------------------------------------------------------------------------------

FINANCING COSTS incurred by the Company to finance its operations, including those costs related to off-balance-sheet liabilities were as follows:

(In millions)                                       1994        1993        1992
- --------------------------------------------------------------------------------
Interest expense, net                               $270        $241        $258
Interest portion of LESOP debt payment                30          35          40
Off-balance-sheet financing costs
  Interest imputed on operating leases                95          97          96
  Asset-backed certificates interest                  67          87         105
                                                    ----------------------------
    Total                                           $462        $460        $499
- --------------------------------------------------------------------------------

CREDIT RATINGS. Over the years, the Company has maintained one of the highest credit ratings in the retail industry. The Company's objective is to maintain a strong investment grade rating on its senior long term debt, and A1/P1/F1 ratings on commercial paper. In October 1994, Moody's Investors Service upgraded the Company's long term debt rating to A1. Currently, the credit ratings for the Company are as follows:

                                                         Long Term    Commercial
                                                            Debt        Paper
- --------------------------------------------------------------------------------
Standard & Poor's Corporation                                A+          A1
Moody's Investors Service                                    A1          P1
Fitch Investors Service, Inc.                                A+          F1
- --------------------------------------------------------------------------------

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA). Management believes that a key measure of cash flow generated is earnings before interest, taxes, depreciation and amortization (EBITDA). EBITDA is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles, but is included as a tool for analyzing the Company's financial condition. The following schedule shows the calculation of EBITDA and EBITDA margin as a per cent of total revenue.

(In millions)                                              1994            1993            1992
- ------------------------------------------------------------------------------------------------
Income before income taxes,
  extraordinary charge, and cumulative
  effect of accounting change                           $ 1,699         $ 1,554         $ 1,259
Financing costs                                             462             460             499
Depreciation and amortization,
  including operating leases                                449             416             382
                                                        ----------------------------------------
EBITDA                                                  $ 2,610         $ 2,430         $ 2,140
Total revenue                                           $21,082         $19,578         $18,515
EBITDA per cent of total revenue                          12.4%           12.4%           11.6%
- ------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                          FIVE YEAR FINANCIAL SUMMARY
- --------------------------------------------------------------------------------

J.C. Penney Company, Inc. and Subsidiaries

(In millions except per share data)                         1994        1993/1/         1992         1991/2/          1990
- ---------------------------------------------------------------------------------------------------------------------------
Results for the year
Total revenue                                           $ 21,082        19,578        18,515         16,648         16,736
Retail sales                                            $ 20,380        18,983        18,009         16,201         16,365
  Per cent increase (decrease)                               7.4           5.4          11.2           (1.0)           1.6
LIFO gross margin, per cent of retail sales                 31.5          31.5          31.7           31.5           31.4
FIFO gross margin, per cent of retail sales                 31.5          31.3          31.5           30.9           31.7
Selling, general, and administrative
  expenses, per cent of retail sales                        23.5          23.7          24.7           25.6           26.2
Depreciation and amortization                           $    323           316           310            316            299
Income taxes                                            $    642           610           482            204            255
Income before extraordinary charge
  and cumulative effect of accounting changes           $  1,057           944           777            264            577
Net income                                              $  1,057           940           777             80            577
Earnings per common share
Primary
Before extraordinary charge and cumulative
  effect of accounting changes                          $   4.29          3.79          3.15            .99           2.30
Net income                                              $   4.29          3.77          3.15            .20           2.30
Fully diluted
Before extraordinary charge and cumulative
  effect of accounting changes                          $   4.05          3.55          2.95            .99           2.16
Net income                                              $   4.05          3.53          2.95            .20           2.16
Per common share
Dividends                                               $   1.68          1.44          1.32           1.32           1.32
Stockholders' equity                                    $  23.45         21.53         19.17          17.33          18.38
Return on stockholders' equity                              19.7          20.1          18.6           12.0           13.3

Financial position
Receivables, net                                        $  5,159         4,679         3,750          4,131          4,303
Merchandise inventories                                 $  3,876         3,545         3,258          2,897          2,657
Properties, net                                         $  3,954         3,818         3,755          3,633          3,532
Capital expenditures                                    $    544           459           494            506            601
Total assets                                            $ 16,202        14,788        13,467         12,444         12,256
Total debt                                              $  5,427         4,561         4,078          4,062          4,114
Stockholders' equity                                    $  5,615         5,365         4,705          4,188          4,394

Number of common shares
  outstanding at year end                                    227           236           235            233            234
Weighted average common shares
  Primary                                                    237           239           236            234            236
  Fully diluted                                              258           261           258            234            260
Number of employees at year end
  (In thousands)                                             202           193           192            185            196

/1/ Excluding the impact of the tax rate increase on deferred taxes, after tax income was $958 million, or $3.60 per share, on a fully diluted basis.

/2/ Excluding the effect of nonrecurring items and the cumulative effect of an accounting change, after tax income was $528 million, or $2.00 per share, on a fully diluted basis.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                         FIVE YEAR OPERATIONS SUMMARY
- --------------------------------------------------------------------------------

J.C. Penney Company, Inc. and Subsidiaries

                                                           1994          1993           1992           1991           1990
- ----------------------------------------------------------------------------------------------------------------------------
JCPenney stores
Number of stores
  Beginning of year                                       1,246         1,266          1,283          1,312          1,328
  Openings                                                   29            24             33             38             46
  Closings                                                  (42)          (44)           (50)           (67)           (62)
  End of year                                             1,233         1,246          1,266          1,283          1,312
Gross selling space (In million sq. ft.)                  113.0         113.9          114.4          114.5          114.4
Sales including catalog desks (In millions)            $ 18,048        16,846         15,698         14,277         14,616
Sales per gross square foot/1/                         $    159           146            137            125            127

Catalog
Number of catalog units
  JCPenney stores                                         1,233         1,246          1,266          1,283          1,312
  Freestanding sales centers and merchants                  552           543            640            697            626
  Drug stores                                                94           101            128            134            136
  Other, principally outlet stores                           16            14             14             16             16
    Total                                                 1,895         1,904          2,048          2,130          2,090
Number of distribution centers                                6             6              6              6              6
Distribution space (In million sq. ft.)                    11.4          11.4           11.4           11.4           11.4
Sales (In millions)                                     $ 3,817         3,514          3,166          3,002          3,220

Drug stores
  Number of stores
  Beginning of year                                         506           548            530            487            471
  Openings                                                   46            35             30             46             22
  Closings                                                  (26)          (77)           (12)            (3)            (6)
  End of year                                               526           506            548            530            487
Gross selling space (In million sq. ft.)                    4.5           4.6            5.2            5.0            4.8
Sales (In millions)                                     $ 1,540         1,413          1,383          1,192          1,097
Sales per gross square foot/1/                          $   243           235            211            201            198

JCPenney Insurance (In millions)
Revenue                                                 $   571           475            388            328            255
Policies and certificates in force                          7.5           5.8            4.6            4.3            4.1
Amount of life insurance in force                       $ 8,780         7,627          6,552          5,419          5,268
Total assets                                            $ 1,360         1,246          1,033            857            764

/1/ 1992 is presented on a 52 week basis.
- --------------------------------------------------------------------------------