Form 10-K405, Exhibit 13
period 1996-01-27
PENNEY J C CO INC
filed 1996-04-16
CIK 77182

                                                                      EXHIBIT 13

                           J.C.Penney Company, Inc.

- --------------------------------------------------------------------------------
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
- --------------------------------------------------------------------------------


While results for 1995 fell short of expectations, the Company's profits and earnings per share achieved the third highest level in the Company's history.

   The Company's financial condition remained strong. Cash flow generated from operations exceeded $1 billion, capital investment was at an all time high, and the Company's debt ratio improved and remained better than the Company's target. Also in 1995, to further enhance stockholder value, the Company purchased 7.5 million shares of its common stock and increased the dividend by over 14 per cent.

   Over the next three years, the Company plans to continue with an aggressive capital expenditures program currently planned at over $2 billion. Most of the capital investment will be devoted to opening new and relocated JCPenney stores and to remodeling existing store facilities.

   In the area of expense management, the Company has made significant progress in the last five years. The ratio of selling, general and administrative (SG&A) expenses to sales has declined 240 basis points during that time. This improvement has more than offset the impact of generally flat gross margins experienced by the Company and throughout the retail industry over the same period. In 1995, the Company continued to control expenses across all operating areas; however, with sales volume at about the same level as last year, the SG&A ratio increased slightly. Expense management will continue to be a priority.

   Looking to 1996 and beyond, the Company remains focused on its commitment to achieving its long term financial goals and to adding value for its stockholders.


                                       1995                 1994               1993                 1992/(1)/           1991
                              -----------------------------------------------------------------------------------------------------
Revenue (In millions)               $     % Change       $     % Change     $     % Change       $     % Change      $     % Change
- -----------------------------------------------------------------------------------------------------------------------------------
JCPenney stores                  14,973     (0.3)     15,023      6.9    14,056      4.4      13,460     12.1     12,007       (.3)
  Comparative store sales
  per cent increase/(decrease)              (1.4)                 6.8                5.3                  9.7                 (1.5)
Catalog                           3,738     (2.1)      3,817      8.6     3,514     11.0       3,166      5.5      3,002      (6.8)
Drug stores/(2)/                  1,851     20.2       1,540      9.0     1,413      2.2       1,383     16.0      1,192       8.6
  Comparative store sales
  per cent increase                          5.5                  5.5                6.5                 10.9                  6.1
                              -----------------------------------------------------------------------------------------------------
Total retail sales               20,562      0.9      20,380      7.4    18,983      5.4      18,009     11.2     16,201      (1.0)
JCPenney Insurance                  697     22.1         571     20.2       475     22.5         388     18.3        328      28.6
JCPenney National Bank              160     21.7         131      9.5       120      2.0         118     (1.1)       119       2.6
                              -----------------------------------------------------------------------------------------------------
  Total revenue                  21,419      1.6      21,082      7.7    19,578      5.7      18,515     11.2     16,648      (1.0)
                              =====================================================================================================

/(1)/ Comprised 53 weeks.
/(2)/ 1995 includes sales for Kerr Drug, acquired in February 1995.



                                                                              17
                                                                          JCP

- --------------------------------------------------------------------------------
          Management's Discussion and Analysis of Financial Condition
                      and Results of Operations continued
- --------------------------------------------------------------------------------


Results of operations

Net income for fiscal 1995 totaled $838 million after three successive years of record Company earnings. Earnings in 1994 were $1,057 million and in 1993 were $940 million. 1995 results were adversely impacted by the softness in consumer demand and the continuing consolidation within the retail industry, both of which contributed to a highly promotional retail environment. On a fully diluted basis, 1995 earnings per share totaled $3.33 compared with $4.05 in 1994 and $3.53 in fiscal 1993. In 1994, net income increased over the prior year as a result of higher sales volumes in both JCPenney stores and catalog.

                                  Net Income
                                ($ in Millions)

                           [BAR GRAPH APPEARS HERE]

                             Year        $ (millions)
                             ----        ------------
                             1991              80
                             1992             777
                             1993             940
                             1994           1,057
                             1995             838

Retail sales in 1995 increased by 0.9 per cent, to $20.6 billion compared to $20.4 billion in 1994 and $19.0 billion in 1993. Sales levels in 1995 were weak throughout the year and particularly during the fourth quarter. Sales were soft across most merchandise lines in JCPenney stores and catalog, reflecting the continuing pressure in the retail sector of the economy.

   Sales for JCPenney stores were relatively unchanged in 1995 at $15.0 billion, about the same level as in 1994 and up from $14.1 billion in 1993. On a comparable store basis, sales decreased 1.4 per cent in 1995, after posting an increase of 6.8 per cent in 1994. Catalog sales decreased 2.1 per cent to $3.7 billion compared to $3.8 billion in 1994 and $3.5 billion

                                 Retail Sales
                                ($ in Millions)

                           [BAR GRAPH APPEARS HERE]


                             Year        $ (millions)
                             ----        ------------
                             1991           16,201
                             1992           18,009
                             1993           18,983
                             1994           20,380
                             1995           20,562

in 1993. Sales for drug stores, which include sales from the 97 Kerr Drug stores acquired in February 1995, increased by 20.2 per cent to $1.9 billion, compared to $1.5 billion in 1994 and $1.4 billion in 1993. Excluding Kerr Drug, drug store sales continued their growth trend, increasing 7.1 per cent in fiscal 1995. On a comparable store basis, drug store sales increased by 5.5 per cent over the prior year in both 1995 and 1994.

Gross margin on retail sales totaled $6.2 billion in 1995 compared to $6.4 billion in 1994 and $6.0 billion in 1993. The decrease in 1995 was principally attributable to weak sales volume and higher markdowns due to the highly competitive and promotional retail environment, particularly in the fourth quarter of the year. In 1994, gross margin increased as a result of favorable sales performance and improved inventory management. As a per cent of sales, gross margin decreased to 30.3 per cent in 1995 from 31.5 per cent in 1994 and 1993. Included in the 1995 gross margin was a last-in, first-out (LIFO) credit of $21 million. The LIFO benefit was a result of declines in inventory levels. In 1994, the Company recorded a LIFO charge of $1 million, and in 1993 recorded a $36 million LIFO credit due to declines in retail prices.

                               LIFO Gross Margin
                              (Per cent to Sales)

                           [BAR GRAPH APPEARS HERE]

                       Year        Percent of Retail Sales
                       ----        -----------------------
                       1991                  31.5
                       1992                  31.7
                       1993                  31.5
                       1994                  31.5
                       1995                  30.3

Selling, general, and administrative (SG&A) expenses continued to be well managed and totaled $4.9 billion in 1995, compared to $4.8 billion in 1994, and $4.5 billion in 1993. These expenses increased $112 million, or 2.3 per cent, over 1994 levels, resulting in part from increases in paper costs and postal rates, which impact catalog and the retail advertising program. Also contributing to the SG&A increase was the acquisition of Kerr Drug. Included in 1995 SG&A expenses was a reduction of $18 million for non-recurring items. At the end of the year, the Company sold JCPenney Business Services, Inc., a subsidiary which provided authorization, billing,

18
  JCP

- --------------------------------------------------------------------------------
          Management's Discussion and Analysis of Financial Condition
                      and Results of Operations continued
- --------------------------------------------------------------------------------


and other services to third party credit-card issuers, for a pre-tax gain of $67 million. The Company also recorded a $49 million charge, principally related to the early adoption of The Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Excluding the effects of paper and postage increases, the Kerr Drug acquisition, and non-recurring charges, SG&A expenses increased by approximately one percent.

   As a per cent of sales, SG&A expenses rose by 30 basis points to 23.8 per cent in 1995 compared to 23.5 per cent in 1994 and 23.7 per cent in 1993. In 1994, SG&A expenses increased due to planned increases in store and catalog advertising.

                                 SG&A Expenses
                              (Per cent to Sales)

                           [BAR GRAPH APPEARS HERE]

                       Year       Percent of Retail Sales
                       ----       -----------------------
                       1991               25.6
                       1992               24.7
                       1993               23.7
                       1994               23.5
                       1995               23.8

Net interest expense and credit operations totaled $183 million in 1995 compared with $93 million in 1994 and $73 million in 1993. The increase is principally attributable to two factors: higher interest costs related to the Company's stock buy-back program and capital expenditures, and higher bad debt costs resulting from unfavorable trends in delinquency rates and consumer bankruptcies.

   Net interest expense and credit operations increased in 1994 primarily as a result of higher finance charge revenue offset by higher bad debt expense associated with higher levels of customer receivables, and higher interest expense to support the increase in working capital requirements and the stock buy-back program.

The effective income tax rate for 1995 was 37.5 per cent, down from 37.8 per cent in 1994. In 1993, the effective income tax rate was 39.3 per cent, and included a $14 million charge for the revaluation of deferred taxes.

The JCPenney insurance companies continued to show strong growth in operating performance as a result of successful efforts to establish relationships with third party business partners. Pre-tax income was $161 million in 1995, an increase of $23 million, or 16.7 per cent, over 1994's income of $138 million and $120 million in 1993. This growth resulted primarily from favorable trends in premiums and policy retention. Total revenue for 1995 was $697 million, compared with $571 million in 1994 and $475 million in 1993. At year end 1995, the insurance companies had 9.0 million policies and certificates in force, as compared with 7.5 million and 5.8 million in 1994 and 1993, respectively.

Consumer banking, which offers Visa and MasterCard credit cards to consumers, generated pre-tax income of $29 million in 1995 compared with $27 million in 1994 and $29 million in 1993. While results improved in 1995, they were adversely impacted by trends in bad debt. Income in 1994 decreased as a result of higher interest rates on deposits. At the end of 1995, approximately 470 thousand credit cards were active.

Financial condition. The Company's goal is to maintain a strong balance sheet. Solid earnings and consistent cash flow over the past several years have contributed to the Company's strong financial condition. This provides the Company with the flexibility to capitalize on attractive opportunities for growth, increase its dividends, and to periodically purchase its stock -- all of which enhance stockholder value.

   Total debt, both on and off balance sheet, was $6.5 billion at January 27, 1996, up $176 million from $6.4 billion at January 28, 1995, and $5.6 billion at January 29, 1994. During 1995, the Company issued $1 billion of medium term notes with an average maturity of 10 years and an average coupon rate of approximately 6.7 per cent. Additionally, in April 1995 the Company retired, at par, $165 million of its 9.45 per cent Notes due in 1998. During the course of the year, short term debt, net, decreased by $569 million.

   Currently the Company's long term debt is rated A+ by Standard and Poor's Corporation, A1 by Moody's Investors Service and A+ by Fitch Investors Service, Inc. The Company's commercial paper is rated A1, P1, and F1 by the three organizations, respectively. These ratings, which are among the highest in the retail industry, reflect the Company's strong balance sheet.

Cash flow generated by operations in 1995 more than met the Company's operating cash requirements. Cash flow generated internally, consisting of net income plus depreciation and amortization, and deferred taxes, totaled $1.3 billion in 1995, which covered the Company's needs for record capital expenditures and dividends. In addition

                                                                              19
                                                                           JCP

- --------------------------------------------------------------------------------
          Management's Discussion and Analysis of Financial Condition
                      and Results of Operations continued
- --------------------------------------------------------------------------------


the Company used debt financing to continue its stock buy-back program.

   The Company expects to continue generating sufficient cash flow internally to meet substantially all of its cash requirements for working capital, capital expenditures, and dividends.

Capital expenditures, on a cash basis, for fiscal 1995 were the highest in Company history at $717 million, and include the $173 million acquisition cost of seven Woodward & Lothrop stores in the Washington, D.C., area. These stores are scheduled to open in mid-1996 after improvements have been completed. Capital expenditures in fiscal years 1994 and 1993 totaled $550 million and $480 million, respectively. The Company currently expects to spend approximately $700 million per year over the next three years, a significant portion of which will be devoted to new store openings and the modernization of existing stores.

Debt to capital. Over the last several years, the Company's debt capacity has increased as a result of its strong earnings and cash flow. As a measure of the Company's strong balance sheet, the debt to capital ratio improved to 52.6 per cent in 1995, compared to 53.1 per cent in 1994. In 1993, the debt to capital ratio was 51.1 per cent. Debt includes both on and off-balance-sheet financing, as discussed on pages 37 and 38. In 1995, the Company's strong balance sheet provided the opportunity to purchase approximately 7.5 million shares under its current stock buy-back program at a cost of $335 million. Over the past two years, the Company has purchased 17.5 million shares at a cost of $810 million.

                             Debt to Capital Ratio
                                  (Per cent)

                           [BAR CHART APPEARS HERE]

                              Year        Percent
                              ----        -------
                              1991         59.0
                              1992         53.2
                              1993         51.1
                              1994         53.1
                              1995         52.6

Dividends. On March 13, 1996, the Board of Directors increased the quarterly common dividend by 8.3 per cent to 52 cents per share, or an indicated annual rate of $2.08. Dividends on common shares were paid at a quarterly rate of 48 cents per share in 1995, an increase of 14 per cent compared to 42 cents per share in 1994, and 36 cents per share in 1993, for an annual indicated rate of $1.92 per share in 1995, $1.68 per share in 1994, and $1.44 per share in 1993.

                              Dividends per Share
                                   (Dollars)

                           [BAR CHART APPEARS HERE]

                               Year        $
                               ----      -----
                               1991       1.32
                               1992       1.32
                               1993       1.44
                               1994       1.68
                               1995       1.92

Inflation and changing prices have not had a significant impact on the Company in recent years due to low levels of inflation.



20
  JCP

- --------------------------------------------------------------------------------
                         Independent Auditors' Report
- --------------------------------------------------------------------------------


To the Stockholders and Board of Directors of J.C. Penney Company, Inc.:

We have audited the accompanying consolidated balance sheets of J.C. Penney Company, Inc. and Subsidiaries as of January 27, 1996, January 28, 1995, and January 29, 1994, and the related consolidated statements of income, reinvested earnings, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J.C. Penney Company, Inc. and Subsidiaries as of January 27, 1996, January 28, 1995, and January 29, 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

   As discussed in notes 2, 19, and 20 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1993, Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, in 1994, and Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in 1995.


/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
200 Crescent Court, Dallas, Texas 75201
February 22, 1996

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

   The consolidated financial statements have been audited by independent auditors whose report appears to the left. This audit was conducted in accordance with generally accepted auditing standards, which include the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

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


/s/ Donald A. McKay

Donald A. McKay
Senior Vice President and Chief Financial Officer



                                                                              21
                                                                           JCP

- --------------------------------------------------------------------------------
                       Consolidated Statements of Income
- --------------------------------------------------------------------------------


J.C. Penney Company, Inc. and Subsidiaries


For the Year (In millions except per share data)    1995       1994        1993
- ---------------------------------------------------------------------------------
Revenue
Retail sales                                     $20,562    $20,380     $18,983
Revenue of insurance and bank                        857        702         595
                                                ---------------------------------
Total revenue                                     21,419     21,082      19,578
                                                ---------------------------------

Costs and expenses
Cost of goods sold, occupancy, buying, and
 warehousing costs                                14,333     13,970      12,997
Selling, general, and administrative
 expenses                                          4,895      4,783       4,508
Costs and expenses of insurance and bank             667        537         446
Net interest expense and credit operations           183         93          73
                                                ---------------------------------
Total costs and expenses                          20,078     19,383      18,024
                                                ---------------------------------
Income before income taxes, extraordinary
 charge, and cumulative effect of accounting
 change                                            1,341      1,699       1,554
Income taxes                                         503        642         610
                                                ---------------------------------
Income before extraordinary charge and
 cumulative effect of accounting change              838      1,057         944
Extraordinary charge on debt redemption,
 net of income taxes of $35                            -          -         (55)
Cumulative effect of accounting change for
 income taxes                                          -          -          51
                                                ---------------------------------
Net income                                       $   838    $ 1,057     $   940
                                                =================================

Earnings per common share
Primary
Income before extraordinary charge and
 cumulative effect of accounting change          $  3.48    $  4.29     $  3.79
Extraordinary charge on debt redemption, net           -          -        (.23)
Cumulative effect of accounting change for
 income taxes                                          -          -         .21
                                                ---------------------------------
Net income                                       $  3.48    $  4.29     $  3.77
                                                =================================

Fully diluted
Income before extraordinary charge and
 cumulative effect of accounting change          $  3.33    $  4.05     $  3.55
Extraordinary charge on debt redemption, net           -          -        (.21)
Cumulative effect of accounting change for
 income taxes                                          -          -         .19
                                                ---------------------------------
Net income                                       $  3.33    $  4.05     $  3.53
                                                =================================

See Notes to Consolidated Financial Statements on pages 25 through 36.

22
  JCP

- --------------------------------------------------------------------------------
                          Consolidated Balance Sheets
- --------------------------------------------------------------------------------


J.C. Penney Company, Inc. and Subsidiaries


Assets (In millions)                               1995       1994       1993
- --------------------------------------------------------------------------------
Current assets
Cash and short term investments of $173,
 $207, and $156                                   $   173    $   261    $  173
Receivables, net                                    5,207      5,159     4,679
Merchandise inventory                               3,935      3,876     3,545
Prepaid expenses                                       94         73        80
                                                --------------------------------
Total current assets                                9,409      9,369     8,477
Properties, net                                     4,281      3,954     3,818
Investments, primarily insurance operations         1,651      1,359     1,182
Deferred insurance policy acquisition costs           582        482       426
Other assets                                        1,179      1,038       885
                                                --------------------------------
                                                  $17,102    $16,202   $14,788
                                                ================================

Liabilities and Stockholders' Equity (In millions)
- --------------------------------------------------------------------------------
Current liabilities
Accounts payable and accrued expenses             $ 2,404    $ 2,274    $2,139
Short term debt                                     1,509      2,092     1,284
Current maturities of long term debt                    -          -       348
Deferred taxes                                        107        115       112
                                                --------------------------------
Total current liabilities                           4,020      4,481     3,883
Long term debt                                      4,080      3,335     2,929
Deferred taxes                                      1,188      1,039     1,013
Bank deposits                                         767        702       581
Insurance policy and claims reserves                  691        568       540
Other liabilities                                     472        462       477
Stockholders' equity
Preferred stock, without par value:
   Authorized, 25 million shares - issued, 1
    million shares
   of Series B LESOP convertible preferred            603        630       648
Guaranteed LESOP obligation                          (228)      (307)     (379)
Common stock, par value 50c:
   Authorized, 1,250 million shares - issued,
   224, 227, and 236 million shares                 1,112      1,030     1,003
Reinvested earnings                                 4,397      4,262     4,093
                                                --------------------------------
Total stockholders' equity                          5,884      5,615     5,365
                                                --------------------------------
                                                  $17,102    $16,202   $14,788
                                                ================================

- --------------------------------------------------------------------------------
                Consolidated Statements of Reinvested Earnings
- --------------------------------------------------------------------------------

(In millions)
- --------------------------------------------------------------------------------
Reinvested earnings at beginning of year          $ 4,262    $ 4,093    $3,531
Net income                                            838      1,057       940
Net unrealized change in debt and equity
 securities and currency translation adjustments       72        (21)        1
Retirement of common stock                           (301)      (435)        -
Common stock dividends declared                      (434)      (392)     (339)
Preferred stock dividends declared, net of taxes      (40)       (40)      (40)
Reinvested earnings at end of year              --------------------------------
                                                  $ 4,397    $ 4,262    $4,093
                                                ================================

See Notes to Consolidated Financial Statements on pages 25 through 36.
                                                                              23
                                                                           JCP

- --------------------------------------------------------------------------------
                     Consolidated Statements of Cash Flows
- --------------------------------------------------------------------------------



J.C. Penney Company, Inc. and Subsidiaries

For the Year (In millions)                        1995       1994        1993
- --------------------------------------------------------------------------------
Operating activities
Net income                                         $ 838     $1,057      $  940
Extraordinary charge, net of income taxes             --         --          55
Cumulative effect of accounting change for
 income taxes                                         --         --         (51)
Depreciation and amortization                        341        323         316
Amortization of original issue discount                4          5          48
Deferred taxes                                       144         29         100
Change in cash from:
   Customer receivables                               73       (326)       (352)
   Securitized customer receivables amortized         --         --        (425)
   Inventory, net of trade payables                  (55)      (352)       (196)
   Other assets and liabilities, net                  58          2        (149)
                                                --------------------------------
                                                   1,403        738         286
                                                --------------------------------
Investing activities
Capital expenditures                                (717)      (550)       (480)
Purchases of investment securities                  (583)      (476)       (351)
Proceeds from sales of investment securities         420        287         215
Acquisition of Kerr Drug                             (74)        --         (12)
                                                --------------------------------
                                                    (954)      (739)       (628)
                                                --------------------------------
Financing activities
Change in short term debt                           (583)       808         377
Issuance of long term debt                           991        500       1,015
Payments of long term debt                          (244)      (350)       (875)
Premium on debt retirement                            --         --         (76)
Common stock issued, net                             124         45          37
Common stock purchased and retired                  (335)      (475)         --
Preferred stock retired                              (27)       (18)        (18)
Dividends paid, preferred and common                (463)      (421)       (371)
                                                --------------------------------
                                                    (537)        89          89
                                                --------------------------------
Net increase/(decrease) in cash and
   short term investments                            (88)        88        (253)
Cash and short term investments at
   beginning of year                                 261        173         426
                                                --------------------------------
Cash and short term investments at end of year     $ 173     $  261      $  173
                                                ================================
Supplemental cash flow information
Interest paid                                      $ 355     $  301      $  253
Interest received                                  $  54     $   55      $   51
Income taxes paid                                  $ 409     $  509      $  486

See Notes to Consolidated Financial Statements on pages 25 through 36.

24
  JCP

- --------------------------------------------------------------------------------
                  Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------

1.   Nature of Operations
2.   Summary of Accounting Policies
3.   Receivables
4.   Merchandise Inventory
5.   Properties
6.   Capital Expenditures
7.   Investments
8.   Derivative Financial Instruments
9.   Fair Value of Financial Instruments
10.  Accounts Payable and Accrued Expenses
11.  Short Term Debt
12.  Long Term Debt
13.  Preferred Stock
14.  Common Stock
15.  Net Interest Expense and Credit Operations
16.  Rent Expense
17.  Advertising Costs
18.  Retirement Plans
19.  Non-Recurring Items
20.  Taxes
21.  Segment Reporting


1  Nature of Operations

J.C. Penney Company, Inc. is a major retailer with stores located in all 50 states, Puerto Rico, Mexico, and Chile. The major portion of the Company's business is conducted domestically, and consists of providing merchandise and services to consumers through department stores that include catalog departments. The Company's merchandise offerings consist predominantly of family apparel, jewelry, shoes, accessories, and home furnishings. In addition, the Company operates Thrift Drug, Inc. (Thrift Drug). Thrift Drug consists principally of retail drug stores which sell pharmaceuticals and related products as well as general merchandise. Thrift Drug stores are located primarily in the northeastern and southeastern United States.

   In addition to its retail operations, the Company operates several insurance companies, the principal of which is J.C. Penney Life Insurance Company, Inc. (collectively, JCPenney Insurance), and consumer banking, which consists principally of JCPenney National Bank (JCPenney National Bank). JCPenney Insurance markets life, health, accident, and credit policies through direct response solicitations throughout the United States and Canada to JCPenney customers and customers of third party credit-card issuers. JCPenney National Bank offers VISA and MasterCard credit cards to consumers; it does not engage in commercial lending activities.

2  Summary of Accounting Policies

Basis of presentation. Certain prior year amounts have been restated to conform with the presentation for 1995.

Basis of consolidation. The consolidated financial statements present the results of J.C. Penney Company, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Definition of fiscal year. The Company's fiscal year ends on the last Saturday in January. Fiscal year 1995 ended January 27, 1996, 1994 ended January 28, 1995, and 1993 ended January 29, 1994. The accounts of JCPenney Insurance and JCPenney National Bank are on a calendar year basis.

Retail sales. Retail sales include merchandise and services, net of returns, and exclude sales taxes.

Earnings per common share. Primary earnings per share are computed by dividing net income less dividend requirements on the Series B LESOP convertible preferred stock, net of tax, by the weighted average common stock and common stock equivalents outstanding. Fully diluted earnings per share also assume conversion of the Series B LESOP convertible preferred stock into the Company's common stock. Additionally, it assumes adjustment of net income for the additional cash requirements, net of tax, needed to fund the LESOP debt service resulting from the assumed replacement of the preferred dividends with common stock dividends. The number of shares used in the computation of fully diluted earnings per share was 249 million in 1995, 258 million in 1994, and 261 million in 1993.

Cash and short term investments. Cash invested in instruments with remaining maturities of three months or less from time of investment is reflected as short term investments.

Merchandise inventory. Substantially all merchandise inventory is valued at the lower of cost (last-in, first-out) or market, determined by the retail method. The Company applies internally developed indices to measure increases and decreases in its own retail prices.

Depreciation. The cost of buildings and equipment is depreciated on a straight line basis over the estimated useful lives of the assets. The principal annual rates of depreciation are two to 10 per cent for buildings and building improvements, five per cent for warehouse fixtures and equipment, 10 per cent for selling fixtures and equipment, and 20 to 33 per cent for computer equipment. Improvements to leased premises are amortized on a straight line basis over the expected term of the lease or their estimated useful lives, whichever is shorter.

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



                                                                              25
                                                                           JCP

- --------------------------------------------------------------------------------
             Notes to Consolidated Financial Statements continued
- --------------------------------------------------------------------------------

Investments. Effective January 30, 1994, the Company adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, issued by the Financial Accounting Standards Board. Adoption of this statement had no material effect on the Company. The Company's investments, which consist of fixed income securities (principally bonds) held by JCPenney Insurance, marketable equity securities, and JCP Receivables, Inc. asset-backed certificates held by the Company, are classified as available-for-sale and are carried at fair value. Changes in unrealized gains and losses are recorded directly to stockholders' equity, net of applicable income taxes. In 1993, fixed income securities and asset-backed certificates were carried at amortized cost on the consolidated balance sheets.

Insurance policy and claims reserves. Liabilities established by JCPenney Insurance for future policy benefits are computed using a net level premium method including assumptions as to investment yields, mortality, morbidity, and persistency based on the Company's experience. Liabilities for unpaid claims are charged to expense in the period that the claims are incurred.

Advertising. Costs for newspaper, television, radio, and other media advertising are expensed as incurred. Catalog book preparation and printing costs, which are considered direct response advertising, are charged to expense over the life of the catalog, not to exceed six months.

Derivative Financial Instruments. The Company's current derivative positions consist of non-leveraged off-balance-sheet interest rate swaps. These interest rate swaps are accounted for by recording the net interest received or paid as an adjustment to interest expense on a current basis. Gains or losses resulting from market movements are not recognized.

Use of Estimates. The Company's consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Certain amounts included in the consolidated financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third party specialists where appropriate, actual results could differ from these estimates.

Impairment of long-lived assets. The Financial Accounting Standards Board issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in March 1995. This statement, which requires that economically impaired long-lived assets, such as property, plant and equipment, be written down to fair value if certain criteria are met, was adopted at the beginning of the 1995 fourth quarter. Consequently, the Company will review its long-lived assets to be held and used, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows is less than the carrying amount of the assets. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company accounts for long-lived assets to be disposed of at the lower of their carrying amount or fair value less cost to sell once management has committed to a plan to dispose of the assets.

3  Receivables

(In millions)                              1995     1994     1993
- ------------------------------------------------------------------
Customer receivables serviced            $4,688   $4,751   $4,410
Customer receivables sold                   725      725      725
                                        --------------------------
 Customer receivables owned               3,963    4,026    3,685
Less allowance for doubtful accounts         84       74       59
                                        --------------------------
 Customer receivables, net                3,879    3,952    3,626
JCPenney National Bank receivables          776      729      587
Other receivables                           552      478      466
                                        --------------------------
 Receivables, net                        $5,207   $5,159   $4,679
                                        ==========================

   The Company's policy is to write off accounts when the scheduled minimum payment has not been received for six consecutive months, if any portion of the balance is more than 12 months past due, or if it is otherwise determined that the customer is unable to pay. Collection efforts continue subsequent to write off, and recoveries are applied as a reduction of bad debt losses.

   During the period 1988 to 1990, the Company transferred portions of its customer receivables to a trust which, in turn, sold certificates representing undivided interests in the trust in public offerings. Certificates sold during this period totaled $1,400 million. No gain or loss was recognized at the date of sale. As of January 27, 1996, $725 million of the certificates were outstanding and the balance of the receivables in the trust was $1,737 million. The Company owns the remaining undivided interest in the trust not represented by the certificates and will continue to service all receivables for the trust.

   Cash flows generated from receivables in the trust are dedicated to payment of interest on the outstanding certificates with stated rates of 8.95 per cent and 9.625 per cent, absorption of defaulted accounts in the trust, and payment of servicing fees to the Company. Reserve funds (fully funded at $91 million) are available if cash flows from the receivables become insufficient to make such payments. None of the reserve funds has been utilized as of January 27, 1996. Additionally, the Company has made available to the trust irrevocable letters of credit of $87 million that may be drawn upon should the reserve funds be exhausted. None of the letters of credit was in use as of January 27, 1996.

4  Merchandise Inventory

(In millions)                             1995      1994      1993
- ------------------------------------------------------------------
Merchandise inventory, at lower
 of cost (FIFO) or market               $4,161    $4,123    $3,791
LIFO reserve                              (226)     (247)     (246)
                                       ----------------------------
 Merchandise inventory, at LIFO cost    $3,935    $3,876    $3,545
                                       ============================


26
  JCP

- --------------------------------------------------------------------------------
             Notes to Consolidated Financial Statements continued
- --------------------------------------------------------------------------------

5  Properties

(In millions)                       1995     1994    1993
- ---------------------------------------------------------
Land                              $  216   $  213  $  213
Buildings
 Owned                             2,410    2,178   2,119
 Capital leases                      182      186     219
Fixtures and equipment             2,978    2,763   2,693
Leasehold improvements               622      611     575
                                 -------------------------
                                   6,408    5,951   5,819
Less accumulated depreciation
 and amortization                  2,127    1,997   2,001
                                 -------------------------
 Properties, net                  $4,281   $3,954  $3,818
                                 =========================

   At January 27, 1996, the Company owned 279 retail stores and other units, four catalog distribution centers, one store merchandise distribution center, its home office facility, and the JCPenney Insurance corporate offices.

6  Capital Expenditures

Capital expenditures, primarily for new and relocated JCPenney stores and for modernizations and updates of existing stores, were as follows:

(In millions)                       1995     1994    1993
- -----------------------------------------------------------
JCPenney stores:
 New and relocated stores*       $   399   $  197  $  162
 Modernizations and updates          134      136     130
 Technology and other store
      improvements                    54       78      44
                                 --------------------------
                                     587      411     336
Catalog                               28       21      21
Drug stores                           53       59      40
Other                                 81       53      62
                                 --------------------------
 Total capital expenditures      $   749   $  544  $  459
                                 ==========================

* 1995 total includes $173 million for the purchase of seven Woodward & Lothrop stores in the Washington, D.C., area.

7  Investments

Investments at year end 1995 and 1994 were carried at fair value on the consolidated balance sheets. In 1993, fixed income securities held by JCPenney Insurance and asset-backed certificates held by the Company were carried at amortized cost on the consolidated balance sheets. The amortized cost and fair values of investments were as follows:

                                                          1995               1994                 1993
                                                  ---------------------------------------------------------------
                                                  Amortized    Fair     Amortized    Fair     Amortized    Fair
(In millions)                                       Cost       Value       Cost      Value       Cost      Value
- -----------------------------------------------------------------------------------------------------------------
Fixed income securities
JCPenney Insurance
  U.S. Government obligations                     $    96     $  104    $   111     $  107     $   139     $  153
  Corporate bonds                                     349        376        278        266         280        302
  Mortgage-backed securities                          309        311        216        199         158        164
  Other investments                                    94         97        100         89          93         91
                                                ------------------------------------------------------------------
                                                      848        888        705        661         670        710
JCPenney Company
  Asset-backed certificates                           431        488        431        453         431        510
  Other cash investments                              166        168        149        148           1          1
                                                ------------------------------------------------------------------
                                                   $1,445     $1,544     $1,285     $1,262      $1,102     $1,221
Equity securities
  JCPenney Insurance                               $   37     $   49     $   35     $   37      $   28     $   33
  JCPenney Company                                     58         58         58         60          43         47
                                                ------------------------------------------------------------------
                                                   $   95     $  107     $   93     $   97      $   71     $   80
                                                ------------------------------------------------------------------
Total investments                                  $1,540     $1,651     $1,378     $1,359      $1,173     $1,301
                                                ==================================================================


                                                                              27
                                                                           JCP

- --------------------------------------------------------------------------------
             Notes to Consolidated Financial Statements continued
- --------------------------------------------------------------------------------

Unrealized capital gains and losses on fixed income and equity securities included in stockholders' equity at year end 1995 were as follows:

                                                                       Gross
                                              Cost or                Unrealized         Net
                                             Amortized  Fair     -----------------   Unrealized
(In millions)                                  Cost     Value     Gains   (Losses)  Gains/(Losses)
- ----------------------------------------------------------------------------------------------------
JCPenney Insurance fixed income securities    $  848   $  888      $ 46      $ (6)            $40
Asset-backed certificates                        431      488        57        --              57
Other cash investments                           166      168         2        --               2
Equity securities                                 95      107        15        (3)             12
                                              ------------------------------------------------------
                                              $1,540   $1,651      $120       $(9)           $111
Deferred income taxes                                                                          41
                                                                                            --------
   Total                                                                                     $ 70
                                                                                            ========

At January 28, 1995, the Company had recorded net unrealized losses of $12 million, net of income taxes, on investments having a fair value of $1,359 million and an amortized cost of $1,378 million.

The scheduled maturities for fixed income securities at year end 1995 were as follows:

                                        Amortized             Fair
(In millions)                             Cost                Value
- --------------------------------------------------------------------
Due in one year or less                  $   44              $   45
Due after one year through five years       332                 341
Due after five years through 10 years       569                 635
Due after 10 years                          171                 192
                                         ---------------------------
                                          1,116               1,213
Mortgage-backed securities                  309                 311
Other                                        20                  20
                                         ---------------------------
Total                                    $1,445              $1,544
                                         ===========================

Realized gains and losses on investment transactions are determined on a first-in, first-out basis, are included in income on the trade date, and are reported as revenue of insurance and bank on the consolidated statements of income. These gains were $4 million in 1995, $7 million in 1994, and $14 million in 1993.

8  Derivative Financial Instruments

The Company selectively uses non-leveraged, off-balance-sheet derivative instruments to manage its market and interest rate risk, and does not hold derivatives for trading purposes. Current derivative positions consist of off-balance-sheet interest rate swaps which management believes present no significant risk to the Company.

Current derivative positions. In connection with the sale of asset-backed certificates in 1990, the Company entered into two offsetting interest rate swaps, each with a notional principal amount of $375 million. The swaps help to protect certificate holders by reducing the possibility of an early amortization of the principal.

    In addition, the Company has in place interest rate swap contracts that were entered into in connection with the issuance of $250 million principal amount of
8.25 per cent sinking fund debentures in August 1992. To date, these swaps, which combined have a notional principal amount equal to the face amount of the debentures, have lowered the effective interest rate on the debentures to approximately seven per cent and have reduced interest expense by about $10 million. These swaps terminate in August 1996.

    The counterparties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent.

    The impact of these interest rate swaps on both interest expense and the Company's average long term borrowing rate for 1995, 1994, and 1993 was not material.

9  Fair Value of Financial Instruments

Estimates of fair value are made at a specific point in time, based on relevant market prices and information about the financial instrument. The estimated fair values of financial instruments presented on the following page are not necessarily indicative of the amounts the Company might realize in actual market transactions. The carrying amount and fair value for the financial assets and liabilities on the consolidated balance sheets at each year end were:

28
  JCP

- --------------------------------------------------------------------------------
             Notes to Consolidated Financial Statements continued
- --------------------------------------------------------------------------------


                                                    1995               1994               1993
                                            --------------------------------------------------------
                                             Carrying   Fair    Carrying   Fair    Carrying   Fair
(In millions)                                 Amount    Value    Amount    Value    Amount    Value
- ----------------------------------------------------------------------------------------------------
Financial assets
 JCPenney Insurance fixed income securities  $  888    $  888   $  661    $  661   $  670   $  710
 Asset-backed certificates                      488       488      453       453      431      510
 Other cash investments                         168       168      148       148        1        1
 Equity securities                              107       107       97        97       80       80
 Receivables, net                             5,207     5,207    5,159     5,159    4,679    4,679
 Cash and short term investments                173       173      261       261      173      173
Financial liabilities
 Long term debt (excluding capital leases)*  $3,989    $4,185   $3,231    $3,124   $2,802   $3,021
 Bank deposits                                  767       696      702       698      581      584
 Short term debt                              1,509     1,509    2,092     2,092    1,284    1,284
 Current maturities of long term debt            --        --       --        --      348      348

*The fair value of the off-balance-sheet interest rate swaps at the end of 1995, 1994, and 1993 was $2 million, $(8) million, and $13 million, respectively.


   Fair values for fixed income securities, asset-backed certificates, and equity securities are based on quoted market prices. Fixed income securities and asset-backed certificates were carried at fair value on the consolidated balance sheets at year end 1995 and 1994, and were carried at amortized cost in 1993. The Company believes that the carrying value of existing customer and bank receivables is the best estimate of fair value because of their short average maturity, and bad debt losses can be reasonably estimated and have been reserved. The carrying amount for the Company's cash and short term investments, short term debt, and current maturities of long term debt approximates fair value due to their short maturities. The fair value for long term debt, excluding capital leases, was determined based on the interest rate environment and the Company's credit rating. The fair value of bank deposits was based on the discounted value of contractual cash flows. The fair value of interest rate swaps was estimated based on quotes from brokers, and reflects the estimated amount that the Company would receive or pay to terminate the contracts at the reporting date.

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

10   Accounts Payable and Accrued
     Expenses

(In millions)                           1995      1994      1993
- -----------------------------------------------------------------
Trade payables                        $  979    $1,014    $1,034
Accrued salaries, vacations,
   profit-sharing, and bonuses           309       336       311
Taxes, including income taxes            362       358       234
Workers' compensation and
   public liability insurance            132       123       126
Common dividend payable                  107        96        85
Other                                    515       347       349
                                      --------------------------
   Total                              $2,404    $2,274    $2,139
                                      ==========================

11  Short Term Debt

(In millions)                           1995      1994      1993
- -----------------------------------------------------------------
Commercial paper                      $1,482    $2,074    $1,284
Other                                     27        18        --
                                     ----------------------------
   Total                              $1,509    $2,092    $1,284
Average interest rate at year end        5.7%      5.9%      3.2%
                                     ============================

Committed bank credit facilities available to the Company as of January 27, 1996, amounted to $3.0 billion. In 1995, the Company amended its two syndicated revolving credit facilities totaling $3.0 billion with a group of domestic and international banks. These facilities consist of a $1.5 billion, 364-day revolver, and a $1.5 billion, five-year revolver. The 364-day revolver includes a $500 million seasonal credit line for the August to January period, thus allowing the Company to match its seasonal borrowing requirements. These facilities support the Company's short term borrowing program. None of the borrowing facilities was in use as of January 27, 1996.

   Also, the Company had $955 million of uncommitted credit lines in the form of letters of credit with seven banks to support its direct import merchandise program. At January 27, 1996, $317 million of letters of credit issued by the Company were outstanding.



                                                                              29
                                                                           JCP

- --------------------------------------------------------------------------------
             Notes To Consolidated Financial Statements Continued
- --------------------------------------------------------------------------------

12  Long Term Debt


(In millions)                           1995             1994             1993
- -------------------------------------------------------------------------------
Original issue discount
  6% debentures, due 2006, $200 at
    maturity, effective rate 13.2%    $  108           $  104           $  101
Debentures and notes
  5.375% to 7.375%, due 1998 to
   2023                                2,500            1,500            1,000
  8.25% to 8.375%, due 1996 to 2022      250              250              250
  9% to 10%, due 1997 to 2021            835            1,000            1,000
Guaranteed LESOP notes, 8.17%,
 due 1998*                               228              307              379
Present value of commitments
 under capital leases                     91              104              127
Other                                     68               70               72
                                     ------------------------------------------
  Long term debt                      $4,080           $3,335           $2,929
Average long term debt outstanding    $3,241           $2,754           $2,471
Average interest rates                   7.9%             8.2%             9.9%
                                     ==========================================

*For further discussion, see LESOP on page 33.

Changes in long term debt
(In millions)                           1995             1994             1993
- -------------------------------------------------------------------------------
Increases
  5.375% to 7.375% notes, due 1998
   to 2023                            $1,000           $  500           $1,000
  Amortization of original issue
   discount                                4                3               48
Other                                     --               --               16
                                      -----------------------------------------
                                        1004              503            1,064
                                      -----------------------------------------
Decreases
  Transfers to current maturities
   of long term debt                      --               --              348
  8.375% to 10.625% debentures,
   bonds, and notes, due 1996 to 2021,
   retired in 1993 and 1995              165               --              872
  Other, including LESOP
   amortization                           94               97               86
                                      -----------------------------------------
                                         259               97            1,306
                                      -----------------------------------------
  Net increase/(decrease) in long
   term debt                          $  745           $  406           $ (242)
                                      =========================================

Maturities of long term debt
(In millions)                                    Long Term Debt   Capital Leases
- --------------------------------------------------------------------------------
1996                                                 $    6           $   18
1997                                                    257               15
1998                                                    422               13
1999                                                    232               13
2000                                                    307               12
2001 to 2005                                          1,536               25
Thereafter                                            1,093               15
                                                     ---------------------------
 Total                                               $3,853           $  111
                                                     ======
   Less future interest and
    executory expenses                                                    20
                                                                      --------
   Present value                                                      $   91


13  Preferred Stock

In 1988, a leveraged employee stock ownership plan (LESOP) was adopted (see page 33 for further discussion). The LESOP purchased approximately 1.2 million shares of a new issue of Series B convertible preferred stock from the Company. These shares are convertible into shares of the Company's common stock at a conversion rate equivalent to 20 shares of common stock for each share of preferred stock. The conversion price is $30 per common share. The convertible preferred stock may be redeemed at the option of the Company or the LESOP, under certain limited circumstances. The redemption price may be satisfied in cash or common stock or a combination of both at the Company's sole discretion. The dividends are cumulative, are payable semi-annually on January 1 and July 1, and yield 7.9 per cent. The convertible preferred stock issued to the LESOP has been recorded in the


30
  JCP

- --------------------------------------------------------------------------------
             Notes to Consolidated Financial Statements continued
- --------------------------------------------------------------------------------

stockholders' equity section of the consolidated balance sheets, and the "Guaranteed LESOP obligation," representing borrowings by the LESOP, has been recorded as a reduction of stockholders' equity. As of January 27, 1996, approximately 827 thousand shares had been allocated to participants' accounts since 1988, and approximately 350 thousand shares were committed to be released in the next three years.

Preferred stock dividends. The preferred dividend is payable semi-annually at an annual rate of $2.37 per common equivalent share. Preferred dividends declared were $48 million in 1995, $50 million in 1994, and $52 million in 1993; on an after tax basis, the dividends amounted to $29 million in 1995, $31 million in 1994, and $31 million in 1993.

Preferred stock purchase rights. In 1990, the Board of Directors declared a dividend distribution of one new preferred stock purchase right on each outstanding share of common stock and authorized the redemption of the old preferred stock purchase rights for five cents per share totaling $12 million. The preferred stock purchase rights, in accordance with the rights agreement, entitle the holder to purchase, for each right held, 1/400 of a share of Series A junior participating preferred stock at a price of $140. The rights are exercisable upon the occurrence of certain events and are redeemable by the Company under certain circumstances, all as described in the rights agreement.

14  Common Stock

The quarterly common dividend was 48 cents per share in 1995, 42 cents per share in 1994, and 36 cents per share in 1993, or an indicated annual rate of $1.92 per share in 1995, $1.68 per share in 1994, and $1.44 per share in 1993. Common dividends declared were $434 million in 1995, $392 million in 1994, and $339 million in 1993.

   On March 9, 1994, the Board of Directors approved the purchase of up to 10 million shares of the Company's common stock. This purchase program was completed in January 1995 at a cost of $475 million. All shares were retired and returned to the status of authorized but unissued shares of common stock. A second purchase program, for up to an additional 10 million shares of the Company's common stock, was approved by the Board of Directors on January 23, 1995, and was begun in late January 1995. As of January 27, 1996, the Company had purchased 7.5 million shares for $335 million.

   There were approximately 54,000 stockholders of record at year end 1995. In addition, the Company's savings plans, including the LESOP, had 115,000 participants and held 36.1 million shares of the Company's common stock. The savings plans also held 1.0 million shares of preferred stock, convertible into
20.1 million shares of common stock. On a combined basis, these plans held approximately 23 per cent of the Company's common shares after giving effect to the conversion of the preferred stock at the end of fiscal year 1995.



                                                           Shares                      Paid-in Capital
                                                        (In thousands)                  (In millions)
Changes in outstanding                      ----------------------------------   -----------------------------
common stock                                   1995           1994      1993       1995      1994      1993
- --------------------------------------------------------------------------------------------------------------
Balance at beginning of year                  227,441        236,086   234,778    $1,030    $1,003    $  955
Common stock issued                             3,858          1,455     1,308       113        70        48
Common stock purchased and retired             (7,374)       (10,100)       --       (31)      (43)       --
                                          --------------------------------------------------------------------
Balance at end of year                        223,925        227,441   236,086    $1,112    $1,030    $1,003
                                          ====================================================================

Equity Compensation Plan and Non-Associate Directors' Equity Plan. Under the 1993 Equity Compensation Plan (Plan), approved by stockholders in May 1993, which replaced the expiring 1989 Equity Compensation Plan, 11.6 million shares of common stock were reserved for issuance upon the exercise of options and stock appreciation rights and for the payment of stock awards over the five-year term of the Plan. No discount options or tax benefit rights may be issued under the Plan. Participants in the Plan are generally to be selected management associates of the Company and its subsidiaries and affiliates as determined by the committee administering the Plan. It is anticipated that approximately 2,000 associates will be eligible to participate. No awards may be made under the Plan after May 31, 1998. Under the 1993 Non-Associate Directors' Equity Plan (Directors' Plan), which was also approved by stockholders in May 1993, 90,000 shares of common stock were reserved for issuance upon the exercise of stock options and the payment of stock awards over its five-year term. Each director who is presently not an active employee of the Company will automatically be granted annually an option to purchase 800 shares, in tandem with an award of 200 restricted shares of common stock. An initial grant/award in this same amount will also automatically be granted to each new Non-Associate Director upon his or her first being elected as a director. Such stock options will become exercisable six months from the date of grant, but shares acquired upon such exercise will not be transferable until a director terminates service.



                                                                              31
                                                                           JCP

- --------------------------------------------------------------------------------
             Notes to Consolidated Financial Statements continued
- --------------------------------------------------------------------------------



                                           1995                     1994                       1993
                               -----------------------------------------------------------------------------
                                               Weighted                 Weighted                  Weighted
                                                Average                  Average                   Average
                                   Shares       Option      Shares       Option       Shares       Option
Stock options                   (In thousands)   Price   (In thousands)   Price   (In thousands)    Price
- ------------------------------------------------------------------------------------------------------------
Balance at beginning of year            8,347    $31.36      8,235       $27.96         8,844     $27.42
Granted                                 1,230     43.00        997        55.31           159      41.24
Exercised                                (689)    25.67       (865)       26.51          (752)     24.49
Expired and cancelled                     (21)    38.63        (20)       32.68           (16)     26.89
                                --------------           -----------               ------------
  Balance at end of year                8,867    $33.40      8,347       $31.36         8,235     $27.96
                                ==========================================================================

At year end 1995 and 1994, options covering 7.6 million shares and 7.3 million shares, respectively, were exercisable and 8.7 million shares and 10.4 million shares, respectively, were reserved for future grants.

15  Net Interest Expense and Credit Operations

(In millions)                                           1995      1994      1993
- ---------------------------------------------------------------------------------
Short term debt                                        $ 129     $  92     $  43
Long term debt                                           254       225       246
Income on short term investments                         (18)      (16)      (14)
Interest capitalized                                      (8)       (3)       (4)
Other, net*                                              (32)      (28)      (30)
                                                      ---------------------------
  Interest expense, net                                  325       270       241

Finance charge revenue                                  (631)     (624)     (523)
Credit costs
   Bad debt expense, net                                 219       177        95
   Operating expenses (including third party credit
    costs)                                               270       270       260
                                                      ---------------------------
Net interest expense and credit operations             $ 183     $  93     $  73
                                                      ---------------------------

* Includes $34 million in each year for interest income from the Company's investment in asset-backed certificates.


16  Rent Expense

The Company conducts the major part of its operations from leased premises which include retail stores, distribution centers, warehouses, offices, and other facilities. Almost all leases will expire during the next 20 years; however, most leases will be renewed or replaced by leases on other premises. Rent expense for real property operating leases was:

(In millions)                      1995   1994   1993
- ------------------------------------------------------
Minimum rents                     $ 245  $ 235  $ 236
Contingent rents based on sales      36     37     37
                                 ---------------------
  Total                           $ 281  $ 272  $ 273
                                 =====================

   The Company also leases data processing equipment and other personal property under operating leases of primarily three to five years. Rent expense for personal property leases was $106 million in 1995, $92 million in 1994, and $90 million in 1993.
















   Future minimum lease payments for noncancelable real and personal property operating leases and subleases as of January 27, 1996, were:

(In millions)                     Operating Leases
- ---------------------------------------------------
1996                                        $  259
1997                                           213
1998                                           183
1999                                           160
2000                                           144
Thereafter                                     706
                                          ---------
 Total minimum lease payments               $1,665
                                          =========
 Present value                              $1,000
 Weighted average interest rate                 10%
                                          =========

   The minimum lease payments are shown net of estimated executory costs, which are principally real estate taxes, maintenance, and insurance.



32
  JCP

- --------------------------------------------------------------------------------
             Notes to Consolidated Financial Statements continued
- --------------------------------------------------------------------------------

17  Advertising Costs

Advertising costs consist principally of newspaper, television, radio, and catalog book costs. In 1995, the total cost of advertising charged to expense was $969 million, compared with $912 million in 1994, and $818 million in 1993. The consolidated balance sheets included deferred catalog book costs of $111 million at January 27, 1996, $99 million at January 28, 1995, and $88 million at January 29, 1994, and are included in other assets.

18  Retirement Plans

(In millions)                          1995    1994    1993
- ------------------------------------------------------------
Pension
  Service cost                        $  44   $  57   $  50
  Interest cost                         148     134     123
  Actual return on assets              (464)    (22)   (236)
  Net amortization and deferral         302    (181)     59
                                     -----------------------
Pension charge/(credit)                  30     (12)     (4)
                                     -----------------------
Post retirement health care
  Service cost                            3       3       3
  Interest cost                          23      25      24
  Net amortization and deferral          (2)    ---     ---
                                     -----------------------
Post retirement health care charge       24      28      27
LESOP expense                            53      53      50
                                     -----------------------
  Total retirement plans              $ 107   $  69   $  73
                                     =======================

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

   In 1995, the Company reduced its discount rate to 7.25 per cent, reflecting the lower interest rate environment. The impact of this change increased the Company's obligation at year end 1995. Pension plan assumptions are reviewed and modified as necessary on an annual basis. The Company made a $104 million contribution to the plan in 1995, $99 million contribution in 1994, and a $65 million contribution in 1993.

Post retirement health care benefits. The Company's retiree health care plan (Retiree Plan) covers medical and dental services, and eligibility for benefits is based on age and years of service. The Retiree Plan is contributory and the amounts paid by retired employees have increased in recent years and are expected to continue to do so. For certain groups of employees, Company contributions toward the cost of retiree coverage will be based on a fixed dollar amount which will vary with years of service, age, and dependent coverage. The Retiree Plan is funded on a pay-as-you-go basis by the Company and retiree contributions.

   The Company uses the same discount rate for both its pension plan and Retiree Plan. The health care trend rate was lowered from 9.5 per cent to 9.0 per cent for 1996 with gradual reductions to five per cent by 2004 and beyond. A one per cent increase in the health care trend rate would increase the amount reported for the accumulated obligation by $24 million and would result in $2 million additional expense for 1995.

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

    The Company has reflected the guaranteed LESOP borrowing as long term debt on the consolidated balance sheets. A like amount of "Guaranteed LESOP obligation" was recorded as a reduction of stockholders' equity. The convertible preferred stock issued to the LESOP for cash was recorded in the stockholders' equity section. As the Company makes contributions to the LESOP, these contributions, plus the dividends paid on the Company's preferred stock held by the LESOP, will be used to repay the loan. As the principal amount of the loan is repaid, the "Guaranteed LESOP obligation" is reduced accordingly.

    The amount of LESOP expense recorded by the Company represents its cash contribution to the LESOP.

                                                                              33
                                                                           JCP

- --------------------------------------------------------------------------------
             Notes to Consolidated Financial Statements continued
- --------------------------------------------------------------------------------

The following table sets forth the status of the Company's retirement plans:

                                                                       December 31
                                                   -------------------------------------------------
Retirement plans (In millions)                           1995             1994                1993
- ----------------------------------------------------------------------------------------------------
Pension
 Present value of accumulated benefits
  Vested                                                 $ 1,817         $ 1,368             $ 1,367
  Non-vested                                                  94              75                  80
                                                       ----------------------------------------------
                                                         $ 1,911         $ 1,443             $ 1,447
                                                       ==============================================
Present value of projected benefit obligation            $(2,183)        $(1,661)            $(1,781)
Net assets at fair market value                            2,292           1,825               1,800
Unrecognized transition asset, net of unrecognized losses    345             200                 216
                                                       ----------------------------------------------
 Net prepaid pension cost                                $   454         $   364             $   235
                                                       ==============================================
Post retirement health care benefits
  Accumulated benefit obligation
    Retirees                                              $  249         $   217             $   246
    Fully eligible active participants                        30              43                  51
    Other active participants                                 39              40                  41
                                                       -----------------------------------------------
                                                             318             300                 338
  Unrecognized net gain/(loss)                                19              32                 (10)
                                                       -----------------------------------------------
    Net liability                                         $  337         $   332             $   328
                                                       ===============================================
Key assumptions
  Rate of return on pension plan assets                      9.5%            9.5%                9.5%
  Discount rate                                             7.25%           8.75%               7.25%
  Salary progression rate                                    4.0%            4.0%                4.0%
                                                       ===============================================

                                                                   Savings Plans                    Pension
                                                       ---------------------------------    -------------------------
                                                                    December 31                    December 31
Total assets and equity (In millions)                       1995       1994       1993       1995      1994      1993
- ---------------------------------------------------------------------------------------------------------------------
JCPenney preferred and common stock                       $2,714    $ 2,662    $ 3,030     $  ---   $   ---   $   ---
Equity securities                                            203        120        117      1,661     1,288     1,424
Fixed income investments                                   1,199      1,048      1,091        574       473       302
LESOP loan obligation, including accrued
  interest of $11, $14, and $17                             (279)      (358)      (431)       ---       ---       ---
Other assets, net                                             77         63         47         57        64        74
                                                         -------------------------------------------------------------
  Net assets                                              $3,914    $ 3,535    $ 3,854    $ 2,292    $1,825    $1,800
                                                         =============================================================
                                                                   Savings Plans                    Pension
                                                         -------------------------------    ---------------------------
                                                                    December 31                    December 31
Changes in fair value of net assets (In millions)           1995       1994       1993       1995      1994      1993
- ----------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                           $3,535     $3,854     $2,903     $1,825    $1,800    $1,585
Company contribution                                          53         53         50        104        99        65
Participants' contributions                                  209        203        184        ---       ---       ---
Gains/(losses)                                               425       (280)       984        464        22       236
LESOP interest expense                                       (23)       (30)       (35)       ---       ---       ---
Benefits paid                                               (285)      (265)      (232)      (101)      (96)      (86)
                                                         -------------------------------------------------------------
  Net assets at end of year                               $3,914    $ 3,535    $ 3,854    $ 2,292    $1,825    $1,800
                                                         =============================================================

19  Non-Recurring Items

For 1995, non-recurring items generated a pre-tax reduction in expenses of $18 million; the reduction is reported as a component of SG&A expenses in the consolidated statements of income. The net reduction consisted of two items. In the fourth quarter of 1995, the Company sold JCPenney Business Services, Inc., a subsidiary which provided credit authorization, billing, and other services to third party credit-card issuers for a cash purchase price of $96 million. The sale generated a pre-tax gain of $67 million. Also in fourth quarter 1995, the Company recorded a $49 million charge, or 12 cents per share, for the early adoption of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The charge related primarily to the write down of buildings and improvements for JCPenney stores. Fair value for these assets was based on discounted future cash flows.



34
  JCP

- --------------------------------------------------------------------------------
             Notes to Consolidated Financial Statements continued
- --------------------------------------------------------------------------------

20  Taxes

The Company adopted SFAS No. 109, Accounting for Income Taxes, effective January 31, 1993. This statement requires an asset and liability approach to accounting for differences between the tax basis of an asset or liability and its reported amount in the financial statements (temporary differences). Deferred taxes are determined by applying the provisions of enacted tax laws, and adjustments are required for changes in tax laws and rates. Deferred taxes reflected on the balance sheet were reduced by $51 million, and a cumulative adjustment was recorded to increase net income by the same amount, using current tax rates in effect at the beginning of fiscal 1993.

    Deferred tax assets and liabilities reflected on the Company's consolidated balance sheet at January 27, 1996, were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The major components of deferred tax liabilities/(assets) at January 27, 1996, were as follows:

Temporary differences (In millions)           1995     1994
- -------------------------------------------------------------
Assets:
   Workers' compensation/public liability     $(101)   $(100)
   Accounts receivable                          (33)     (29)
   Restructuring reserve                        (16)     (18)
   Other                                        ---      (60)
Liabilities:
   Retirement plans                              51       12
   Leases                                       332      338
   Inventory                                    104       94
   Depreciation                                 774      757
   Deferred acquisition costs                   174      160
   Other                                         10      ---
                                            -----------------
   Total                                     $1,295   $1,154
                                            =================

   No valuation allowances have been considered necessary for any year. The Company believes that the existing deductible temporary differences will be offset by future reversals of differences generating taxable income.


Income tax expense (In millions)         1995       1994       1993
- ------------------------------------------------------------------------------
Current
 Federal                               $ 306      $ 521      $ 443
 State and local                          56         92         67
                                       -----------------------------
                                         362        613        510
                                       -----------------------------
Deferred
 Federal                                 124         25         80
 State and local                          17          4         20
                                       -----------------------------
                                         141         29        100
                                       -----------------------------
 Total                                 $ 503      $ 642      $ 610
Effective tax rate                     37.5%      37.8%      39.3%
                                       =============================

                                                                                               Per cent of
                                                                 Amounts (In millions)        Pre-tax Income
                                                           ------------------------------  -----------------------
Reconciliation of tax rates                                  1995         1994      1993    1995    1994     1993
- ------------------------------------------------------------------------------------------------------------------
Federal income tax at statutory rate                        $ 469        $ 594     $ 544    35.0    35.0     35.0
State and local income taxes, less federal
 income tax benefit                                            49           65        58     3.6     3.8      3.7
Revaluation of deferred taxes                                 ---          ---        14     ---     ---       .9
Tax effect of dividends on
 allocated LESOP shares                                       (11)          (9)       (9)    (.8)    (.5)     (.5)
Tax credits and other                                          (4)          (8)        3     (.3)    (.5)      .2
                                                           --------------------------------------------------------
Total                                                       $ 503        $ 642     $ 610    37.5    37.8     39.3
                                                           ========================================================

                                                                              35
                                                                           JCP

         ------------------------------------------------------------
             Notes To Consolidated Financial Statements Continued
         ------------------------------------------------------------
21  Segment Reporting

The Company operates predominantly in two business segments, retail and insurance. Banking operations are shown in the table below only for purposes of reconciling to total Company consolidated amounts.

                                                                                                           Depreciation
                                                                                Pre-tax          Total         and        Capital
(In millions)                                                      Revenue      Income*         Assets     Amortization Expenditures
- ------------------------------------------------------------------------------------------------------------------------------------
Retail                                                   1995      $20,562        $1,151       $14,525        $338          $742
                                                         1994       20,380         1,534        14,057         320           534
                                                         1993       18,983         1,405        12,888         313           452

Insurance                                                1995      $   697        $  161       $ 1,741        $  3          $  7
                                                         1994          571           138         1,360           3            10
                                                         1993          475           120         1,246           3             7

Banking                                                  1995      $   160        $   29       $   836         ---           ---
                                                         1994          131            27           785         ---           ---
                                                         1993          120            29           654         ---           ---


Total Company                                            1995      $21,419        $1,341       $17,102        $341          $749
                                                         1994       21,082         1,699        16,202         323           544
                                                         1993       19,578         1,554        14,788         316           459
* Income before income taxes, extraordinary charge, and cumulative effect of accounting change.

         ------------------------------------------------------------
                          Quarterly Data (Unaudited)
         ------------------------------------------------------------

                                                     First                Second                 Third                Fourth
                                            ----------------------------------------------------------------------------------------

(In millions except per share data)           1995   1994    1993   1995   1994   1993    1995   1994   1993    1995   1994   1993
- ------------------------------------------------------------------------------------------------------------------------------------
Retail sales                                  4,367  4,350   3,964  4,435  4,242  3,963  5,128   5,149  4,735  6,632   6,639  6,321
 Per cent increase/(decrease)                   0.4    9.7     4.5    4.6    7.1    4.6   (0.4)    8.7    9.1   (0.1)    5.0    3.9

Total revenue                                 4,564  4,519   4,106  4,643  4,412  4,106  5,352   5,328  4,888  6,860   6,823  6,478
 Per cent increase                              1.0   10.0     4.8    5.3    7.4    5.0    0.4     9.0    9.3    0.5     5.3    4.3

LIFO gross margin                             1,370  1,395   1,280  1,292  1,282  1,191  1,592   1,661  1,530   1975   2,072  1,985
LIFO gross margin, per cent of retail sales    31.4   32.1    32.3   29.1   30.2   30.1   31.0    32.2   32.3   29.8    31.2   31.4
Selling, general, and administrative
 expenses, per cent of retail sales            26.3   25.1    25.9   25.0   25.5   25.8   23.4    23.4   24.2   21.7    21.2   20.8

Income before extraordinary charge
 and cumulative effect of
 accounting change                              156    223     172    116    132    112    240     274    221    326     428    439

Net income                                      156    223     206    116    132    112    240     274    185    326     428    437

Income per share before extraordinary
 charge and cumulative effect of
 accounting change
Primary                                         .63    .88     .68    .46    .52    .43   1.00    1.11    .88   1.39    1.78   1.80
Fully diluted                                   .61    .84     .65    .46    .51    .42    .95    1.04    .83   1.31    1.66   1.65

Net income per common share
Primary                                         .63    .88     .82    .46    .52    .43   1.00    1.11    .73   1.39    1.78   1.79
Fully diluted                                   .61    .84     .78    .46    .51    .42    .95    1.04    .69   1.31    1.66   1.64

Dividends per common share                      .48    .42     .36    .48    .42    .36    .48     .42    .36    .48     .42    .36

Common stock price range
High                                             47     59      45     50     54     49     50      54     52     49      52     56
Low                                              41     50      36     43     47     41     43      47     39     42      39     49
Close                                            44     54      43     49     49     45     44      51     52     46      41     52

36
  JCP

         ------------------------------------------------------------
                     Supplemental Information (unaudited)
         ------------------------------------------------------------


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

Pre-tax cost of JCPenney credit card
(In millions)                                                        1995           1994          1993
- ---------------------------------------------------------------------------------------------------------
Finance charge revenue
  On receivables owned                                              $ (631)        $ (624)       $ (523)
  On receivables sold                                                 (112)          (105)         (129)
                                                                   --------------------------------------
    Total                                                             (743)          (729)         (652)
                                                                   --------------------------------------
Bad debt expense                                                       256            208           128
Operating expenses
  (including in-store costs)                                           255            268           265
Cost of capital                                                        415            404           400
                                                                   --------------------------------------
    Total                                                              926            880           793
                                                                   --------------------------------------
Pre-tax cost of JCPenney credit                                     $  183         $  151         $ 141
Per cent of JCPenney credit sales                                      2.0%           1.6%          1.6%
                                                                   ======================================

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

                                                              1995                        1994                       1993
Credit sales                                                     Per cent                     Per cent                   Per cent
(JCPenney stores                                   Amounts      of Eligible   Amounts        of Eligible    Amounts     of Eligible
and catalog)                                      (In billions)   Sales      (In billions)      Sales      (In billions)  Sales
- ------------------------------------------------------------------------------------------------------------------------------------
JCPenney
   credit card                                     $ 9.0          48.4         $  9.4          49.6          $ 8.7          49.6
American
   Express,
   Discover,
   MasterCard,
   and Visa                                          3.7          19.8            3.4          17.9            2.8          16.1
                                               -------------------------------------------------------------------------------------

   Total                                           $12.7          68.2         $ 12.8          67.5          $11.5          65.7
                                               =====================================================================================

Key JCPenney credit card information
(In millions)                                                         1995          1994           1993
- ---------------------------------------------------------------------------------------------------------
Number of accounts
   serviced with balances                                             17.0           17.6          17.2
Total customer
   receivables serviced                                             $4,688         $4,751        $4,410
Average customer
   receivables financed                                             $4,258         $4,197        $3,767
Average account
   balances (in dollars)                                            $  275         $  269        $  256
Average account
   maturity (months)                                                   4.3            4.2           4.0
                                                                  =======================================

Capital structure. The Company's objective is to maintain a capital structure that will assure continuing access to financial markets so that it can, at reasonable cost, provide for future needs and capitalize on attractive opportunities for growth.

The debt to capital ratio shown in the table below includes both debt recorded on the Company's consolidated balance sheet as well as off-balance-sheet debt related to operating leases and the securitization of a portion of the Company's customer accounts receivable (asset-backed certificates).

Debt to capital (In millions)          1995      1994      1993
- ----------------------------------------------------------------
Short term debt,
  net of cash investments            $ 1,168   $ 1,737   $ 1,127
Long term debt,
  including current maturities         4,080     3,335     3,277
                                    ------------------------------
                                       5,248     5,072     4,404
Off-balance-sheet debt
Present value of operating leases      1,000     1,000       900
Securitization of accounts
  receivable, net                        294       294       294
                                    ------------------------------
Total debt                             6,542     6,366     5,598
Consolidated equity                    5,884     5,615     5,365
                                    ------------------------------
Total capital                        $12,426   $11,981   $10,963
Per cent of total debt to capital       52.6%     53.1%     51.1%
                                    ==============================

   The Company builds its capital base according to the different needs and credit characteristics of its customer receivables and its other core retail assets. Customer receivables are highly diversified and predictable financial assets, very different from the core assets of a retailer, which include fixed assets and inventories for stores and catalog. Accordingly, the Company finances receivables with more leverage, much like a finance company. The standards for these assets are a debt ratio of approximately 88 per cent, and interest coverage of about 1.5 times. Core assets are financed with less leverage and are more comparable to the leverage of non-retail industrial companies with strong credit ratings. The Company's capital structure at the end of fiscal year 1995 was :


                                                                              37
                                                                           JCP

         ------------------------------------------------------------
                Supplemental Information (unaudited) continued
         ------------------------------------------------------------


                              Customer      Core
(In millions)               Receivables    Assets   Combined
- -------------------------------------------------------------
Debt                             $4,029    $2,513    $ 6,542
Equity                              575     5,309      5,884
                          -----------------------------------
Total capital                    $4,604    $7,822    $12,426
 Debt to capital per cent          87.5%     32.1%      52.6%
                          ===================================

   The historical debt to capital per cent and fixed charge coverage for the prior three years, on a separate and combined basis, was:

Debt to capital per cent

                            1995  1994  1993
- ---------------------------------------------
Combined                    52.6  53.1  51.1
Core assets                 32.1  31.1  27.1
Customer receivables        87.5  87.5  87.5
                           ==================

Fixed charge coverage

                            1995  1994  1993
- ---------------------------------------------
Combined                     3.4   4.5   4.3
Core assets                  6.0   9.1   8.7
Customer receivables         1.5   1.5   1.4
                           ==================

Financing costs incurred by the Company to finance its operations, including those costs related to off-balance-sheet liabilities, were as follows:

(In millions)                1995   1994   1993
- -------------------------------------------------
Interest expense, net         $325   $270   $241
Interest portion of LESOP
  debt payment                  23     30     35
Off-balance-sheet
  financing costs
  Interest imputed on
    operating leases           102     95     97
  Asset-backed certificates
    interest                    68     68     88
                           ----------------------
      Total                   $518   $463   $461
                           ======================

Earnings before interest, taxes, depreciation, and amortization (EBITDA). Management believes that a key measure of cash flow generated is earnings before interest, taxes, depreciation, and amortization (EBITDA). EBITDA is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles, but is included as a tool for analyzing the Company's financial condition. The following schedule shows the calculation of EBITDA and EBITDA margin as a per cent of total revenue.

(In millions)                                      1995        1994      1993
- ------------------------------------------------------------------------------
Income before income taxes,
  extraordinary charge, and cumulative
  effect of accounting change                      $ 1,341   $ 1,699   $ 1,554
Financing costs                                        518       463       461
Depreciation and amortization,
  including operating leases                           481       449       416
                                                  -----------------------------
EBITDA                                             $ 2,340   $ 2,611   $ 2,431
Total revenue                                      $21,419   $21,082   $19,578
EBITDA per cent of total revenue                      10.9%     12.4%     12.4%
                                                  =============================

Credit ratings. Over the years, the Company has maintained one of the highest credit ratings in the retail industry. The Company's objective is to maintain a strong investment grade rating on its senior long term debt, and A1/P1/F1 ratings on commercial paper. Currently, the credit ratings for the Company are as follows:

                                             Long Term   Commercial
                                               Debt        Paper
- -------------------------------------------------------------------
Standard & Poor's Corporation                   A+           A1
Moody's Investors Service                       A1           P1
Fitch Investors Service, Inc.                   A+           F1
                                             ======================

38
 JCP

         ------------------------------------------------------------
                          Five Year Financial Summary
         ------------------------------------------------------------

J.C. Penney Company, Inc. and Subsidiaries

(In millions except per share data)       1995        1994         1993/(1)/    1992          1991/(2)/
- -------------------------------------------------------------------------------------------------------
Results for the year
Total revenue                          $21,419     $21,082      $19,578      $18,515       $16,648
Retail sales                           $20,562     $20,380      $18,983      $18,009       $16,201
 Per cent increase/(decrease)              0.9         7.4          5.4         11.2          (1.0)
LIFO gross margin, per
  cent of retail sales                    30.3        31.5         31.5         31.7          31.5
FIFO gross margin, per
  cent of retail sales                    30.2        31.5         31.3         31.5          30.9
Selling, general, and  administrative
  expenses, per cent of retail sales      23.8        23.5         23.7         24.7          25.6
Depreciation and amortization          $   341     $   323      $   316      $   310       $   316
Income before income taxes,
  extraordinary charges, and
  cumulative effect
  of accounting changes                $ 1,341     $ 1,699      $ 1,554      $ 1,259       $   468
Percent to total revenue                   6.3         8.1          7.9          6.8           2.8
Income taxes                           $   503     $   642      $   610      $   482       $   204
Income before extraordinary charge
  and cumulative effect of
  accounting changes                   $   838     $ 1,057      $   944      $   777       $   264
Net income                             $   838     $ 1,057      $   940      $   777       $    80
Percent to total revenue                   3.9         5.0          4.8          4.2            .5

Earnings per common share
Primary
Before extraordinary
  charge and cumulative
  effect of accounting changes         $  3.48     $  4.29      $  3.79      $  3.15       $   .99
Net income                             $  3.48     $  4.29      $  3.77      $  3.15       $   .20
Fully diluted
Before extraordinary charge
  and cumulative effect of
  accounting changes                   $  3.33     $  4.05      $  3.55      $  2.95       $   .99
Net income                             $  3.33     $  4.05      $  3.53      $  2.95       $   .20
Per common share
Dividends                              $  1.92     $  1.68      $  1.44      $  1.32       $  1.32
Stockholders' equity                   $ 24.76     $ 23.45      $ 21.53      $ 19.17       $ 17.33
Return on stockholders' equity            14.9        19.7         20.1         18.6          12.0

Financial position
Receivables, net                       $ 5,207     $ 5,159      $ 4,679      $ 3,750       $ 4,131
Merchandise inventories                $ 3,935     $ 3,876      $ 3,545      $ 3,258       $ 2,897
Properties, net                        $ 4,281     $ 3,954      $ 3,818      $ 3,755       $ 3,633
Capital expenditures                   $   749     $   544      $   459      $   494       $   506
Total assets                           $17,102     $16,202      $14,788      $13,467       $12,444
Total debt                             $ 5,589     $ 5,427      $ 4,561      $ 4,078       $ 4,062
Stockholders' equity                   $ 5,884     $ 5,615      $ 5,365      $ 4,705       $ 4,188

Number of common shares
  outstanding at year end                  224         227          236          235           233
Weighted average common shares
  Primary                                  229         237          239          236           234
  Fully diluted                            249         258          261          258           234

Number of employees at
 year end (In thousands)                   205         202          193          192           185

/(1)/ Excluding the impact of the tax rate increase on deferred taxes, after tax income was $958 million, or $3.60 per share, on a fully diluted basis.
/(2)/ Excluding the effect of nonrecurring items and the cumulative effect of an accounting change, after tax income was $528 million, or $2.00 per share, on a fully diluted basis.

                                                                              39
                                                                           JCP

         ------------------------------------------------------------
                         Five Year Operations Summary
         ------------------------------------------------------------

J.C. Penney Company, Inc. and Subsidiaries
                                                  1995      1994      1993      1992      1991
- -----------------------------------------------------------------------------------------------
JCPenney stores
Number of stores
 Beginning of year                               1,233     1,246     1,266     1,283     1,312
 Openings                                           43        29        24        33        38
 Closings                                          (38)      (42)      (44)      (50)      (67)
                                           ----------------------------------------------------
 End of year                                     1,238     1,233     1,246     1,266     1,283
Gross selling space (In million sq. ft.)         114.3     113.0     113.9     114.4     114.5
Sales including catalog desks (In millions)    $17,930   $18,048   $16,846   $15,698   $14,277
Sales per gross square foot/(1)/               $   156   $   159   $   146   $   137   $   125

Catalog
Number of catalog units
 JCPenney stores                                 1,228     1,233     1,246     1,266     1,283
 Freestanding sales centers and merchants          548       552       543       640       697
 Drug stores                                       106        94       101       128       134
 Other, principally outlet stores                   17        16        14        14        16
                                           ----------------------------------------------------
   Total                                         1,899     1,895     1,904     2,048     2,130
Number of distribution centers                       6         6         6         6         6
Distribution space (In million sq. ft.)           11.4      11.4      11.4      11.4      11.4
Sales (In millions)                            $ 3,738   $ 3,817   $ 3,514   $ 3,166   $ 3,002

Drug stores
 Number of stores
 Beginning of year                                 526       506       548       530       487
 Openings                                           37        46        35        30        46
 Kerr Drug acquisition                              97         -         -         -         -
 Closings                                          (15)      (26)      (77)      (12)       (3)
                                           ----------------------------------------------------
 End of year                                       645       526       506       548       530
Gross selling space (In million sq. ft.)           6.2       4.5       4.6       5.2       5.0
Sales (In millions)                            $ 1,851   $ 1,540   $ 1,413   $ 1,383   $ 1,192
Sales per gross square foot/(1)/               $   253   $   243   $   235   $   211   $   201

JCPenney Insurance (In millions)
Revenue                                        $   697   $   571   $   475   $   388   $   328
Policies and certificates in force                 9.0       7.5       5.8       4.6       4.3
Amount of life insurance in force              $ 9,559   $ 8,780   $ 7,627   $ 6,552   $ 5,419
Total assets                                   $ 1,741   $ 1,360   $ 1,246   $ 1,033   $   857

/(1)/1992 is presented on a 52 week basis.


40
 JCP