Form 10-K405, Exhibit 13
period 1997-01-25
PENNEY J C CO INC
filed 1997-03-25
CIK 77182

                                                                      EXHIBIT 13

              [MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND  RESULTS OF OPERATIONS]



JCPenney's financial strength has enabled the Company to continue to seek out opportunities to enhance stockholder value. In 1996 the Company used its financial strength to acquire two drugstore operations. Eckerd Corporation (Eckerd) and Fay's Incorporated (Fay's), which makes the Company a stronger and more effective competitor in the rapidly consolidating drugstore industry. In December 1996 JCPenney acquired for cash a 50.1 per cent stake in Eckerd, a drugstore chain with 1,748 stores operating primarily in the Sunbelt. The Eckerd acquisition was completed at the end of February 1997, when the Company exchanged approximately 23 million shares of its common stock for the remaining
49.9 per cent of Eckerd's outstanding common stock. The Company's investment, including Eckerd debt assumed by the Company, was $3.3 billion. Additionally, the Company purchased Fay's Incorporated, a chain of 272 drugstores operating principally in New York state markets not previously served by the Company. The Company's investment in Fay's was $353 million. These acquisitions were accounted for by the purchase method of accounting for business combinations, and accordingly their results of operations are included as of their respective acquisition date.

  The Company also continues to be a leader in the department store segment of the retail industry. In 1996, the Company opened seven Washington, D. C. stores acquired in late 1995 from Woodward and Lothrop. In addition, the Company committed $598 million in capital expenditures to build, modernize, and expand other JCPenney store locations. In 1996 the Company added approximately three million square feet of gross selling space.

  Over the next three years capital expenditures of $1 billion per year are currently expected to be used to continue to build and modernize JCPenney stores, and to aggressively grow our drugstore operations.

  The Company was disappointed with 1996 operating results, particularly in the first half of the year when retail sales in department stores and catalog were flat with the comparable period of the prior year. However, in the second half of the year retail sales rebounded, posting an increase of seven per cent. In support of second half sales, the Company stepped up its marketing programs and raised the level of its merchandise inventory. This combination led to increased markdowns and a decline in gross margin, especially in the fourth quarter of the year.

  While gross margin suffered in 1996, the Company continued to manage and leverage its expense structure. Selling, general and administrative (SG&A) expenses declined as a per cent of sales by 70 basis points. SG&A expenses were well managed across all operating divisions and support functions. Over the last five years, the SG&A ratio has declined 250 basis points.

  JCPenney's insurance operations posted another record year for the Company, marking the seventh consecutive year of increasing premiums and profits. Over the last five years, both revenue and pre-tax operating earnings have increased at an annual rate of approximately 20 per cent.

  The remainder of Management's Discussion and Analysis will discuss in more detail the results of operations by business segment - Stores and Catalog, Drugstores and Insurance.

  The Company is committed to maintaining a leadership position in the businesses it operates, improving its operating performance, and maintaining its financial strength.


RESULTS OF OPERATIONS

($ in millions)                      1996   1995    1994
---------------------------------------------------------
Earnings before  business
   acquisition and consolidation
   expenses, net of tax             $ 793  $ 838  $1,057
Net income                            565    838   1,057
---------------------------------------------------------

Earnings before business acquisition and consolidation expenses declined to $793 million compared with $838 million in 1995 and $1,057 million in 1994. Business acquisition and consolidation expenses recorded in 1996 totaled $354 million pre-tax and reduced net income by $228 million. These expenses were principally related to the integration of drugstore acquisitions, costs associated with closing drugstores and certain support functions, and the write-down of assets. See footnote 18 for more details. Net income in 1996 was $565 million. While sales rebounded in the second half of 1996, results were negatively impacted by softness in gross margins in the Company's retail segments, resulting primarily from aggressive marketing programs. In addition, the Company experienced higher costs associated with net interest and credit operations as a result of higher Company

              [MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS] continued

debt levels and high levels of bad debt losses. Income in 1995 declined from 1994 levels and was negatively impacted by softness in consumer demand and the continuing consolidation within the retail industry.


SALES

($ in millions)                  1996            1995            1994
----------------------------------------------------------------------
Stores and Catalog            $19,506         $18,711         $18,840

   % inc/(dec)                   4.2%           (0.7%)           7.2%

Comp store % inc/(dec)           3.4%           (1.4%)           6.8%

Drugstores                    $ 3,147         $ 1,851         $ 1,540

   % increase                   70.0%           20.2%            9.0%

Comp store % inc                 7.7%            5.5%            5.5%
----------------------------------------------------------------------

Sales in JCPenney stores were soft in the first half of 1996 and accelerated in the second half. The Company's strategy was to regain market share lost in 1995 and the first half of 1996. The sales increase in 1996 was primarily driven by a more fashionable mix of merchandise, particularly Men's and Women's, and aggressive marketing programs. For 1996 the strongest sales gains were reported in Children's and Men's, followed by Home and Women's. Men's and Women's had strong recoveries during the second half of 1996. The best merchandise sales were experienced in athletic apparel, children's apparel and shoes, furniture, and cosmetics. The Company's ten largest geographic markets led the sales performance, partly as a result of new stores in Washington, D. C. and Dallas which helped to generate sales increases. The West, South and Northeast regions followed in sales gains. In Catalog, sales were generally weak through November. In December and January sales accelerated and Catalog recorded a small sales gain for the year. Catalog's strengths were principally in the specialty media, led by apparel. Soft sales were recorded by Catalog in the hard line areas, particularly in electronics and toys. Sales in 1995 were weak after a very strong sales performance in both Stores and Catalog in 1994 reflecting continuing pressure in the retail sector of the economy.

  Drugstore sales for 1996 showed strong growth, consistent with the overall results in the drugstore industry. In 1996, total drugstore sales reflect the addition of the Fay's and Eckerd drugstores in October and December 1996, respectively, and in 1995, reflect the February acquisition of the Kerr drugstores.

FIFO GROSS MARGIN

                                 1996            1995            1994
----------------------------------------------------------------------
Stores and Catalog              30.1%           30.8%           31.9%

Drugstores                      22.5%           23.3%           23.5%

----------------------------------------------------------------------

Gross margin dollars for Stores and Catalog increased to $5,872 million in 1996 compared with $5,758 million in 1995, an increase of 2.0 per cent. As a per cent of sales, margins declined 70 basis points primarily as a result of strong marketing programs designed to boost sales volume and reduce higher levels of inventory. Gross margin dollars in 1995 declined from $6,001 in 1994, a decrease of 4.0 per cent. During 1995, margin ratios in Stores and Catalog also declined primarily as a result of promotional markdowns.

  Drugstore gross margin dollars increased to $708 million in 1996 compared with $431 million in 1995. The majority of the increase was related to the acquisition of Fay's and Eckerd. Gross margin dollars in 1995 increased from $362 million in 1994, with both sales and margins increasing about 20 per cent. Gross margin as a per cent of sales declined in 1996 and 1995. The decline was a result of increases in managed care prescription drug sales which generally have lower margins than non-managed care sales.

SELLING, GENERAL, AND
ADMINISTRATIVE (SG&A) EXPENSES


                                 1996            1995            1994
----------------------------------------------------------------------
Stores and Catalog              24.0%           24.4%           23.8%

Drugstores                      18.2%           19.6%           20.0%

----------------------------------------------------------------------

SG&A for Stores and Catalog were well managed in 1996, and as a per cent of sales declined by 40 basis points. SG&A expenses totaled $4,689 million in 1996 compared with $4,560 million in 1995 and $4,492 million in 1994. Expenses in both 1996 and 1995 increased modestly despite higher paper and postage costs in both 1995 and most of 1996. As a

              [MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS] continued

per cent of sales, SG&A expenses increased bv 60 basis points in 1995 compared with 1994, primarily as a result of declines in sales.

  Drugstores SG&A expenses totaled $573 million in 1996 compared to $364 million in 1995 and $308 million in 1994. The increases in both years were primarily related to drugstore acquisitions which occurred in those years. As a per cent of sales, SG&A expenses were well leveraged, decreasing by 140 basis points in 1996 and 40 basis points in 1995. Drugstores have achieved improvement in SG&A ratios through increased store productivity and management of expense levels. The Company expects further improvement in the SG&A ratio in future periods as the recently acquired drugstores are fully integrated into the drugstore operation. The Company expects those savings to come from areas such as reduction of duplicate facilities and consolidation of support activities.

NET INTEREST AND CREDIT OPERATIONS


($ in millions)                  1996            1995            1994
----------------------------------------------------------------------
Finance charge revenue          $(641)          $(631)          $(624)

Credit costs                      560             489             447

Interest expense, net             359             325             270
                                --------------------------------------
Net interest and credit costs   $ 278           $ 183           $  93
----------------------------------------------------------------------

Net interest and credit costs have increased over the past three years principally as a result of higher bad debt write-offs and interest expense. Finance charge revenue has remained relatively constant. Net bad debt losses and increases in provisions established for future losses totaled $267 million in 1996 compared with $219 million in 1995, and $177 million in 1994. The increase in both years is primarily related to continued high levels of delinquencies and consumer bankruptcies. Increases in 1996 interest expense are generally related to higher debt levels required to finance increases in working capital, the drugstore acquisitions, and capital spending. Increases in 1995 interest expense were primarily related to capital spending and debt associated with the Company's stock purchase program.

JCPENNEY INSURANCE GROUP

                                 1996            1995            1994
----------------------------------------------------------------------
Revenue increase                20.1%           22.9%           22.3%

Profit increase                 18.5%           23.6%           18.7%

----------------------------------------------------------------------

JCPenney's Insurance group continues to contribute strong growth in revenue and operating profits. In 1996, revenues grew to $832 million compared with $693 million in 1995 and $564 million in 1994. The growth is primarily attributable to continued success in developing marketing relationships with third party businesses throughout North America, principally banks, oil companies, and retailers. Pre-tax operating profits increased to $186 million in 1996 compared with $157 million in 1995 and $127 million in 1994. The increase in operating profits has been driven by the strong growth in revenues.

Income taxes. The effective income tax rate was 37.9 per cent in 1996 compared with 37.5 per cent in 1995 and 37.8 per cent in 1994. Tax rates will be increasing to about 39 per cent beginning in 1997. The increase is a result of the amortization of goodwill associated with the drugstore acquisitions which provides no tax benefit.

FINANCIAL CONDITION


Financial measures
($ in millions except
per share data)                  1996            1995            1994
----------------------------------------------------------------------
Cash flow from operations      $  382          $1,403         $  738

Capital expenditures (cash)       704             717            550

Debt to capital                 60.1%*          52.6%          53.1%

Dividends per share              2.08            1.92           1.68
----------------------------------------------------------------------
*Assumes the completion of the Eckerd transaction.

              [MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND  RESULTS  OF OPERATIONS] continued



The Company's goal is to maintain a strong balance sheet to provide financial flexibility and to increase stockholder value. On February 20, 1997, the Company completed a public offering of $500 million of 100-year, 7 5/8 per cent Debentures due March 1, 2097. The Debentures were priced at par. The sale of these Debentures was the first step in the Company's plan to convert short term acquisition debt to longer term maturities.

  Financial flexibility has permitted the Company to capitalize on attractive opportunities for growth, as demonstrated by the recent acquisition of Eckerd, to modernize and update JCPenney retail stores, and to open 20 new large department stores in 1996 in premier shopping centers across the country.

  The Board of Directors increased the dividend on the Company's common stock to an indicated annual rate of $2.14 from $2.08 per share in March 1997. Including this increase, the dividend on common stock has risen in excess of 60 per cent over the last five years. Dividends on common shares were paid at a quarterly rate of 52 cents per share in 1996, 48 cents per share in 1995, and 42 cents per share in 1994.

Merchandise inventory in 1996 increased to $5,722 million compared with $3,935 million in 1995 and $3,876 million in 1994 due primarily to the drugstore acquisitions. In addition, inventory for Department Stores and Catalog increased by approximately 15 per cent in 1996. This increase is principally due to the addition of three million square feet of gross selling space, low inventory levels entering the year, and an acceleration of a marketing program earlier in 1997. Inventory position, however, was above the Company's plan in Department Stores and Catalog at the end of 1996.

Intangible assets consist principally of intangible assets acquired in the 1996 drugstore acquisitions, comprised of favorable lease rights, prescription files, software, and trade name, as well as goodwill representing the excess of purchase price over the fair value of assets acquired.

Debt to capital. The Company's strong balance sheet enabled the strategic acquisition of Eckerd. As a result of the first step of the acquisition, the debt to capital ratio, including both on and off-balance-sheet debt, increased to 64.5 per cent at year end 1996 compared with 52.6 per cent in 1995 and 53.1 per cent in 1994. Upon completion of the acquisition in February 1997, the debt to capital ratio decreased to 60.1 per cent as a result of the issuance of 23.2 million shares of common stock. In addition to its drugstore acquisitions, the Company purchased 7.5 million shares of its common stock in 1996 for $366 million. Over the past three years, the Company has purchased 25 million shares of its common stock at an aggregate purchase price of $1,176 million.

  Total debt, both on and off-balance-sheet, was $10,807 million at January
25, 1997 compared with $6,542 million at January 27, 1996, and $6,366 million at January 28, 1995. The increase in 1996 included $1,235 million related to the acquisition of 50.1 per cent of the outstanding common stock of Eckerd, the assumption of $760 million of Eckerd debt, $366 million related to the purchase of 7.5 million shares of JCPenney common stock, the assumption of $700 million of Eckerd operating lease obligations, and approximately $500 million related to working capital requirements. During 1996, the Company issued $600 million of long term debt with an average coupon rate of approximately 7.3 per cent.

  The Company's long term debt is rated A by Standard and Poor's Corporation, A2 by Moody's Investors Service, and A by Fitch Investors Service, Inc., which continue to be among the highest in the retail industry. The Company's commercial paper is rated Al, P1, and Fl by the three organizations, respectively. Short term debt ratings were left unchanged by each of the rating agencies.

Cash flow. The Company expects to generate sufficient cash flow internally to meet substantially all of its cash requirements for working capital, capital expenditures, and dividends in the future.

Inflation and changing prices have not had a significant impact on the Company in recent years due to low levels of inflation.

                                 [INDEPENDENT
                               AUDITOR'S REPORT]


To the Stockholders and Board of Directors of J.C. Penney Company, Inc.:

We have audited the accompanying consolidated balance sheets of J.C. Penney Company, Inc. and Subsidiaries as of January 25, 1997, January 27, 1996, and January 28, 1995, and the related consolidated statements of income, reinvested earnings, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J.C. Penney Company, Inc. and Subsidiaries as of January 25, 1997, January 27, 1996, and January 28, 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

  The Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, in 1994, and Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in 1995.

/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Dallas, Texas
February 27, 1997



                              [COMPANY STATEMENT
                           ON FINANCIAL INFORMATION]

The Company is responsible for the information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and are considered to present fairly in all material respects the Company's results of operations, financial position, and cash flows. Certain amounts included in the consolidated financial statements are estimated based on currently available information and judgment as to the outcome of future conditions and circumstances. Financial information elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

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

/s/ Donald A. McKay

Donald A. McKay
Senior Vice President and Chief Financial Officer

                      [CONSOLIDATED STATEMENTS OF INCOME]



J.C. Penney Company, Inc. and Subsidiaries

FOR THE YEAR ($ in millions except per share data)      1996     1995      1994
--------------------------------------------------------------------------------
Revenue
Retail sales                                         $22,653  $20,562   $20,380
Revenue of insurance and bank                            996      857       702
                                                     --------------------------
Total revenue                                         23,649   21,419    21,082
                                                     --------------------------
Costs and expenses
Cost of goods sold, occupancy, buying, and
  warehousing costs                                   16,043   14,333    13,970
Selling, general, and administrative expenses          5,239    4,895     4,783
Costs and expenses of insurance and bank                 803      667       537
Net interest expense and credit operations               278      183        93
Minority interest and amortization of intangibles         23       --        --
Business acquisition and consolidation expenses          354       --        --
                                                     --------------------------
Total costs and expenses                              22,740   20,078    19,383
                                                     --------------------------
Income before income taxes                               909    1,341     1,699
Income taxes                                             344      503       642
                                                     --------------------------
Net income                                           $   565  $   838   $ 1,057
                                                     --------------------------

Earnings per common share
Primary                                              $  2.29  $  3.48   $  4.29
Fully diluted                                        $  2.25  $  3.33   $  4.05

See Notes to Consolidated Financial Statements on pages 22 through 34



               [CONSOLIDATED STATEMENTS OF REINVESTED EARNINGS]

($ in millions)                                         1996     1995      1994
--------------------------------------------------------------------------------
Reinvested earnings at beginning of year             $ 4,397  $ 4,262   $ 4,093
Net income                                               565      838     1,057
Net unrealized change in debt and equity securities
 and currency translation adjustments                    (21)      72       (21)
Retirement of common stock                              (320)    (301)     (435)
Common stock dividends declared                         (471)    (434)     (392)
Preferred stock dividends declared, net of taxes         (40)     (40)      (40)
                                                     --------------------------
Reinvested earnings at end of year                   $ 4,110  $ 4,397   $ 4,262
                                                     ==========================

See Notes to Consolidated Financial Statements on pages 22 through 34.

                        [CONSOLIDATED  BALANCE SHEETS]

J.C. Penney Company, Inc. and Subsidiaries

ASSETS ($ in millions)                                       1996      1995    1994
-------------------------------------------------------------------------------------
Current assets
Cash (including short term investments
 of $131, $173, and $207)                                  $    131  $   173  $   261
Receivables, net                                              5,757    5,207    5,159
Merchandise inventory (LIFO reserves of $265,
 $226, and $247)                                              5,722    3,935    3,876
Prepaid expenses                                                102       94       73
                                                           --------------------------
Total current assets                                         11,712    9,409    9,369
Properties, net                                               5,014    4,281    3,954
Investments, primarily insurance operations                   1,605    1,651    1,359
Deferred insurance policy acquisition costs                     666      582      482
Goodwill and other intangible assets                          1,861       --       --
Other assets                                                  1,230    1,179    1,038
                                                           --------------------------
                                                           $22,088   $17,102  $16,202
                                                           ==========================
LIABILITIES AND STOCKHOLDERS' EQUITY ($ in millions)
--------------------------------------------------------------------------------------
Current liabilities
Accounts payable and accrued expenses                      $ 3,738   $ 2,404  $ 2,274
Short term debt                                              3,950     1,509    2,092
Current maturities of long term debt                           250        --       --
Deferred taxes                                                  28       107      115
                                                           --------------------------
Total current liabilities                                    7,966     4,020    4,481
Long term debt                                               4,565     4,080    3,335
Deferred taxes                                               1,362     1,188    1,039
Insurance policy and claims reserves                           781       691      568
Other liabilities (including bank deposits
 of $724, $767, and $702)                                    1,383     1,239    1,164
Minority interest in Eckerd                                     79        --      --
Stockholders' equity
Preferred stock, without par value:
 Authorized, 25 million shares - issued, 1 million
 shares of Series B LESOP convertible preferred                568       603      630
Guaranteed LESOP obligation                                   (142)     (228)    (307)
Common stock, par value 50 cents:
 Authorized, 1,250 million shares - issued,
 224, 224, and 227 million shares                            1,416     1,112    1,030
Reinvested earnings                                          4,110     4,397    4,262
                                                           --------------------------
Total stockholders' equity                                   5,952     5,884    5,615
                                                           --------------------------
                                                           $22,088   $17,102  $16,202
                                                           ==========================

See Notes to Consolidated Financial Statements on pages 22 through 34.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

J.C. Penney Company. Inc. and Subsidiaries

FOR THE YEAR ($ in millions)                                               1996       1995      1994
------------------------------------------------------------------------------------------------------
Operating activities
Net income                                                               $   565      $  838   $1,057
Business acquisition and consolidation expenses                              310          --       --
Depreciation and amortization, including intangibles                         381         341      323
Deferred taxes                                                               (18)        144       29
Change in cash from:
 Customer receivables                                                       (297)         73     (326)
 Inventory, net of trade payables                                           (521)        (55)    (352)
 Other assets and liabilities, net                                           (38)         62        7
                                                                         ----------------------------
                                                                             382       1,403      738
                                                                         ----------------------------
Investing activities
Capital expenditures                                                        (704)       (717)    (550)
Eckerd acquisition                                                        (1,776)         --       --
Purchases of investment securities                                          (471)       (583)    (476)
Proceeds from sales of investment securities                                 493         420      287
                                                                         ----------------------------
                                                                          (2,458)       (880)    (739)
                                                                         ----------------------------
Financing activities
Change in short term debt                                                  2,401        (583)     808
Issuance of long term debt                                                   596         991      500
Payments of long term debt                                                  (133)       (244)    (350)
Common stock issued, net                                                      68          50       45
Common stock purchased and retired                                          (366)       (335)    (475)
Preferred stock retired                                                      (35)        (27)     (18)
Dividends paid, preferred and common                                        (497)       (463)    (421)
                                                                         ----------------------------
                                                                           2,034        (611)      89
                                                                         ----------------------------
Net increase/(decrease) in cash and
 short term investments                                                      (42)        (88)      88
Cash and short term investments at beginning of year                         173         261      173
                                                                         ----------------------------
Cash and short term investments at end of year                           $   131      $  173   $  261
                                                                         ============================

Supplemental cash flow information
Interest paid                                                            $   390      $  355   $  301
Interest received                                                             60          54       55
Income taxes paid                                                            356         409      509

Non-Cash Transactions. In October 1996, the Company acquired all of the assets and liabilities of Fay's Incorporated in a transaction valued at approximately $353 million. The transaction was accomplished through an exchange of common stock valued at approximately $278 million and the assumption of approximately $75 million of Fay's Incorporated debt.

  In February 1995, the Company acquired all of the assets and liabilities of Kerr Drug Stores, Inc. The transaction was accomplished through an exchange of common stock valued at approximately $74 million.

  Pro forma effects of these acquisitions would not differ significantly from historical results.

See Notes to Consolidated Financial Statements on pages 22 through 34.

                 [NOTES TO CONSOLIDATED FINANCIAL STATEMENTS]

--------------------------------------------------------

  1.  Nature of Operations
  2.  Summary of Accounting Policies
  3.  Business Acquisitions
  4.  Receivables
  5.  Properties
  6.  Capital Expenditures
  7.  Financial Instruments and Fair Value
  8.  Accounts Payable and Accrued Expenses
  9.  Short Term Debt
  10. Long Term Debt
  11. Preferred Stock
  12. Common Stock
  13. Stock-Based Compensation
  14. Interest Expense, Net
  15. Rent Expense
  16. Advertising Costs
  17. Retirement Plans
  18. Business Acquisition and Consolidation Expenses
  19. Taxes
  20. Segment Reporting

--------------------------------------------------------
[1]  NATURE OF OPERATIONS

The Company operates: Retail Department Stores and Catalog (Stores and Catalog), Drugstores, and Insurance.

Stores and Catalog is comprised of retail stores located in all 50 states, Puerto Rico, two stores in Mexico, and one store in Chile, as well as six catalog fulfillment centers which together provide the consumer multiple shopping formats. The major portion of the Company's business is conducted domestically, and consists of providing merchandise and services to consumers through department stores that include catalog departments. The Company's merchandise offerings consist predominantly of family apparel, jewelry, shoes, accessories, and home furnishings.

Drugstores include the Company's former Thrift drugstore operations, and all of the Eckerd, Fay's, and Kerr drugstores acquired in 1996 and 1995. The drugstore segment operates 2,699 store locations primarily in the Northeast, Southeast, and Sunbelt regions of the United States which sell pharmaceuticals and related products as well as general merchandise.

The Insurance segment consists of several insurance companies, the principal of which is J.C. Penney Life Insurance Company (collectively, JCPenney Insurance). JCPenney Insurance markets life, health, accident, and credit policies through direct response solicitations throughout the United States and Canada to JCPenney customers and customers of third party credit card issuers.

[2]  SUMMARY OF ACCOUNTING POLICIES

Basis of presentation. Certain prior year amounts may have been reclassified to conform with the current year presentation.

Basis of consolidation. The consolidated financial statements present the results of J. C. Penney Company, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Definition of fiscal year. The Company's fiscal year ends on the last Saturday in January. Fiscal year 1996 ended January 25, 1997, 1995 ended January 27, 1996, and 1994 ended January 28, 1995. The accounts of JCPenney Insurance are on a calendar year basis.

Retail sales. Retail sales include merchandise and services, net of returns, and exclude all taxes.

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

            [NOTES TO CONSOLIDATED FINANCIAL STATEMENTS] continued


market, determined by the retail method. The Company applies internally developed indices to measure increases and decreases in its own retail prices.

Depreciation and amortization. The cost of buildings and equipment is depreciated on a straight line basis over the estimated useful lives of the assets. The principal annual rates of depreciation are two to 10 per cent for buildings and building improvements, five per cent for warehouse fixtures and equipment, 10 per cent for selling fixtures and equipment, and 20 to 33 per cent for computer equipment. Improvements to leased premises are amortized on a straight line basis over the expected term of the lease or their estimated useful lives, whichever is shorter. Intangible assets, other than trade name, are being amortized over periods ranging from five to seven years. Trade name and goodwill are amortized over 40 years.

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

Investments. The Company's investments are classified as available-for-sale and are carried at fair value. Changes in unrealized gains and losses are recorded directly to stockholders' equity, net of applicable income taxes. Realized gains and losses are determined on a first-in, first-out basis.

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

Derivative financial instruments. The Company's current derivative positions consist of non-leveraged off-balance-sheet interest rate swaps which are accounted for by recording the net interest received or paid as an adjustment to interest expense on a current basis. Gains or losses resulting from market movements are not recognized.

Stock-based compensation. The Company elected to continue accounting for stock options under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees.

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

New accounting rule. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, in June 1996. This standard was effective for transactions occurring after December 31, 1996, and did not have a material impact on the Company.


[3]  BUSINESS ACQUISITIONS


In November 1996 the Company entered into a definitive agreement to acquire Eckerd Corporation (Eckerd), a 1,748 store drugstore chain with stores located in 13 states primarily in the Southeast and Sunbelt, in a two-step cash and stock transaction. The aggregate transaction value, including the assumption of $760 million of Eckerd debt, was $3.3 billion. The transaction was effected through a two-step process consisting of: i) a cash tender offer, which was completed in December 1996, at $35.00 per share for 35.3 million shares of Eckerd common stock, or 50.1 per cent of the total number of outstanding shares, for a total consideration of $1,235 million, and ii) the exchange of 23.2 million shares of JCPenney common stock for the remaining 35.1 million shares of Eckerd common stock at a conversion rate of 0.6604 of a share of JCPenney common stock for each Eckerd share of common stock, for a consideration valued at $1,311 million, including the cash out of certain outstanding Eckerd employee

            [NOTES TO CONSOLIDATED FINANCIAL STATEMENTS] continued


stock options, in a transaction which was completed in February 1997. The purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair value, and accordingly, the Company recognized intangible assets consisting of favorable lease rights, prescription files, computer software, and trade name. The excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed is classified as goodwill and totaled $2.3 billion at the conclusion of the acquisition, of which $1.2 billion is reflected in the consolidated balance sheet.
            In October 1996 the Company completed the acquisition of Fay's Incorporated (Fay's), a drugstore chain with 272 stores located primarily in New York state. The transaction was effected through the issuance of 5.2 million shares of common stock valued at $278 million, and assumption of $75 million of Fay's debt. The excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed totaled $220 million, and is classified as goodwill.
            Both the Eckerd and Fay's acquisitions are being accounted for under the purchase method of accounting for business combinations, and accordingly, the results of operations of both Eckerd and Fay's are included in the Company's results of operations since the respective dates of acquisition.
            The following unaudited pro forma condensed statements of operations give effect to the Eckerd and Fay's acquisitions as if the transactions occurred at the beginning of each of the periods presented.

                                                   52 Weeks Ended
                                    ------------------------------------------
                                        Jan. 25, 1997        Jan. 27, 1996
($ in millions except share data)   Reported  Pro forma   Reported  Pro forma
------------------------------------------------------------------------------
Retail sales                        $22,653   $28,028     $20,562   $26,442
Earnings before
  extraordinary items                   565       519         838       766
Earnings per share before
  extraordinary items:
    Primary                            2.29      1.92        3.48      2.88
    Fully diluted                      2.25      1.91        3.33      2.78

            Pro forma earnings do not reflect cost savings which the Company believes should be at least $100 million per year once drugstore operations are fully integrated.
            See footnote 18 for a discussion of business acquisition and consolidation expenses related to these acquisitions.

[4]  RECEIVABLES

($ in millions)                             1996     1995     1994
------------------------------------------------------------------
Customer receivables serviced            $ 5,006  $ 4,688  $ 4,751
Customer receivables sold                   (725)    (725)    (725)
                                         -------------------------
 Customer receivables owned                4,281    3,963    4,026
Less allowance for doubtful accounts        (105)     (84)     (74)
                                         -------------------------
 Customer receivables, net                 4,176    3,879    3,952
Consumer banking receivables                 735      776      729
Other receivables                            846      552      478
                                         -------------------------
 Receivables, net                        $ 5,757  $ 5,207  $ 5,159
                                         =========================


            The Company's policy is to write off accounts when the scheduled minimum payment has not been received for six consecutive months, if any portion of the balance is more than 12 months past due, or if it is otherwise determined that the customer is unable to pay. Collection efforts continue subsequent to write off, and recoveries are applied as a reduction of bad debt losses.
            During the period 1988 to 1990, the Company transferred portions of its customer receivables to a trust which, in turn, sold certificates representing undivided interests in the trust in public offerings. Certificates sold during this period totaled $1,400 million. As of January 25, 1997, $725 million of the certificates were outstanding and the balance of the receivables in the trust was $1,869 million. The Company owns the remaining undivided interest in the trust not represented by the certificates and will continue to service all receivables for the trust.
            Cash flows generated from receivables in the trust are dedicated to payment of interest on the outstanding certificates with stated rates of 8.95 per cent and 9.625 per cent, absorption of defaulted accounts in the trust, and payment of servicing fees to the Company. Reserve funds (fully funded at $91 million) are available if cash flows from the receivables become insufficient to make such payments. None of the reserve funds has been utilized as of January 25, 1997. Additionally, the Company has made available to the trust irrevocable letters of credit of $87 million that may be drawn upon should the reserve funds be exhausted. None of the letters of credit was in use as of January 25, 1997.

            [NOTES TO CONSOLIDATED FINANCIAL STATEMENTS] continued


[5]  PROPERTIES

($ in millions)                   1996     1995     1994
--------------------------------------------------------
Land                           $   265  $   216  $   213
Buildings
 Owned                           2,666    2,410    2,178
 Capital leases                    159      182      186
Fixtures and equipment           3,710    2,978    2,763
Leasehold improvements             915      622      611
                               -------------------------
                                 7,715    6,408    5,951
Less accumulated depreciation
 and amortization                2,701    2,127    1,997
                               -------------------------
Properties, net                $ 5,014  $ 4,281  $ 3,954
                               =========================

1996 includes $431 million, net, related to the 1996 acquisitions.

At January 25, 1997, the Company owned 301 retail stores and other units, four catalog distribution centers, one store merchandise distribution center, its home office facility, and the JCPenney Insurance corporate offices.

[6]  CAPITAL EXPENDITURES

Capital expenditures, primarily for new and relocated JCPenney stores and for modernizations and updates of existing stores, were as follows:

($ in millions)                 1996    1995    1994
----------------------------------------------------
JCPenney stores:
   New and relocated stores*   $ 296   $ 399   $ 197
   Modernizations and updates    219     134     136
   Technology and other store
     improvements                 83      54      78
                               ---------------------
                                 598     587     411
Catalog                           38      28      21
Drugstores                       103      53      59
Other                             51      81      53
                               ---------------------
   Total capital expenditures  $ 790   $ 749   $ 544
                               =====================

* 1995 total includes $173 million for the purchase of seven Woodward and Lothrop stores in the Washington, D.C., area.

[7]  FINANCIAL INSTRUMENTS AND FAIR VALUE

Financial Assets. The Company's financial assets are recorded at fair value based on quoted market prices, and consist principally of fixed income and equity securities, the majority of which are held by JCPenney Insurance, and which had a fair value of $1,138 million, $995 million, and $758 million at the end of 1996, 1995, and 1994, respectively, and asset-backed certificates. Unrealized gains and losses are included in stockholders' equity, net of tax, and consisted of net unrealized gains of $52 million on investments having a fair value of $1,605 million and an amortized cost of $1,523 million at January 25, 1997, net unrealized gains of $70 million on investments having a fair value of $1,651 million and an amortized cost of $1,540 million at January 27, 1996, and net unrealized losses of $12 million on investments having a fair value of $1,359 million and an amortized cost of $1,378 at January 28, 1995.
            The scheduled maturities for fixed income securities at year end 1996 were as follows:

                                              Amortized       Fair
($ in millions)                                 Cost          Value
-------------------------------------------------------------------
Due in one year or less                       $   12         $   12
Due after one year through five years            632            673
Due after five years through 10 years            240            243
Due after 10 years                               162            174
                                              ---------------------
                                               1,046          1,102
Mortgage-backed securities                       359            356
Equity securities                                 95            124
Other                                             23             23
                                              ---------------------
  Total                                       $1,523         $1,605
                                              =====================

Financial Liabilities are recorded in the consolidated balance sheets at historical cost which approximate fair value. These values are not necessarily indicative of actual market transactions.

            [NOTES TO CONSOLIDATED FINANCIAL STATEMENTS] continued

     The fair value of long term debt, excluding capital leases, is based on the interest rate environment and the Company's credit rating.

Derivative Financial Instruments. The Company selectively uses non-leveraged, off-balance-sheet derivative instruments to manage its market and interest rate risk, and does not hold derivatives for trading purposes. Current derivative positions consist of two offsetting interest rate swaps, each with a notional principal amount of $375 million which were entered into in connection with the sale of asset-backed certificates in 1990. The impact of these interest rate swaps on both interest expense and the Company's average long term borrowing rates for 1996, 1995, and 1994 was not material. These swaps help to protect certificate holders by reducing the possibility of an early amortization of the principal. The counterparty to these contracts is a high credit quality commercial bank. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent.

Concentrations of Credit Risk. The Company has no significant concentrations of credit risk. Individual accounts comprising accounts receivable are widely dispersed and investments are well diversified.





[8]  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

($ in millions)                          1996            1995         1994
----------------------------------------------------------------------------
Trade payables                          $1,558         $  979        $1,014
Accrued salaries, vacations,
  profit-sharing, and bonuses              419            309           336
Taxes, including income taxes              376            362           358
Workers' compensation and
  public liability insurance               208            132           123
Common dividend payable                    121            107            96
Other                                    1,056            515           347
                                        ------------------------------------
  Total                                 $3,738         $2,404        $2,274
                                        ====================================

1996 total includes $835 million related to the 1996 acquisitions.

[9]  SHORT TERM DEBT

($ in millions)                          1996           1995          1994
----------------------------------------------------------------------------
Commercial paper                        $ 2,050        $ 1,482       $ 2,074
Bank debt                                 1,900              -             -
Other                                         -             27            18
                                        ------------------------------------
 Total                                  $ 3,950        $ 1,509       $ 2,092
Average interest rate at year end          5.5%           5.7%          5.9%
                                        ====================================

Committed bank credit facilities available to the Company as of January 25, 1997, amounted to $6.0 billion. In 1996, the Company amended its two existing syndicated revolving credit facilities and entered into two new syndicated revolving credit facilities totaling $6.0 billion with a group of domestic and international banks. The "Existing" facilities support the Company's short term borrowing program, and are comprised of a $1.5 billion 364-day revolver, and a $1.5 billion, five-year revolver. The 364-day revolver includes a $750 million seasonal credit line for the August to January period, thus allowing the Company to match its seasonal borrowing requirements. The "Acquisition" facilities provided short term funding for the Company's acquisition of Eckerd and are also comprised of a $1.5 billion, 364-day revolver, and a $1.5 billion, five-year revolver. As of January 25, 1997, $1.5 billion was borrowed under the five-year "Acquisition" facility and $400 million was borrowed under the 364-day "Acquisition" facility. Subsequent to year end, the Company initiated a new commercial paper program to refinance the total amounts outstanding under the bank lines at a lower cost.

      Also, the Company had $945 million of uncommitted credit lines in the form of letters of credit with seven banks to support its direct import merchandise program. At January 25, 1997, $282 million of letters of credit issued by the Company were outstanding.

            [NOTES TO CONSOLIDATED FINANCIAL STATEMENTS] continued


[10] LONG TERM DEBT


($ in millions)                              1996        1995         1994
--------------------------------------------------------------------------
Original issue discount
 6% debentures, due 2006, $200 at
 maturity, effective rate 13.2%            $  112      $  108       $  104
Debentures and notes
 5.375% to 7.650%, due 1998 to 2026         3,100       2,500        1,500
 8.25%, due 2002                              250         250          250
 9% to 10%, due 1997 to 2021*               1,045         835        1,000
Guaranteed LESOP notes,
 8.17%, due 1998**                            142         228          307
Present value of commitments
 under capital leases                         127          91          104
Other                                          39          68           70
                                           -------------------------------
 Long term debt                            $4,815      $4,080       $3,335
Average long term debt outstanding         $4,053      $3,241       $2,754
Average interest rates                       7.7%        7.9%         8.2%
                                           ===============================

1996 includes $278 million related to the 1996 acquisitions.
*Includes current maturities of $250 million.
**For further discussion, see footnote 17.

Changes in long term debt ($ in millions)    1996        1995         1994
--------------------------------------------------------------------------
Increases
 5.375% to 7.650% notes,
  due 1998 to 2026                         $  600      $1,000       $  500
Amortization of original
 issue discount                                 4           4            3
Eckerd debt outstanding at
 end of year                                  278          --           --
                                           -------------------------------
                                              882       1,004          503
                                           -------------------------------
Decreases
 9.375% notes due 1998,
  retired in 1995                              --         165           --
 Transfers to current maturities              250          --           --
 Other, including LESOP amortization          147          94           97
                                           -------------------------------
                                              397         259           97
                                           -------------------------------
Net increase in long term debt             $  485      $  745       $  406
                                           ===============================


Maturities of long term debt
                                Long        Capital
($ in millions)               Term Debt     Leases
---------------------------------------------------
1997                           $  252       $   17
1998                              403           29
1999                              228           13
2000                              303           12
2001                              252           13
2002 to 2006                    1,711           12
Thereafter                      1,485           46
                               ------       ------
  Total                        $4,634       $  142
                               ======
   Less future interest and
    executory expenses                          15
                                            ------
   Present value                            $  127
                                            ======

[11] PREFERRED STOCK

In 1988, a leveraged employee stock ownership plan (LESOP) was adopted (see footnote 17). The LESOP purchased approximately 1.2 million shares of a new issue of Series B convertible preferred stock from the Company. These shares are convertible into shares of the Company's common stock at a conversion rate equivalent to 20 shares of common stock for each share of preferred stock. The conversion price is $30 per common share. The convertible preferred stock may be redeemed at the option of the Company or the LESOP, under certain limited circumstances. The redemption price may be satisfied in cash or

            [NOTES TO CONSOLIDATED FINANCIAL STATEMENTS] continued

common stock or a combination of both at the Company's sole discretion. The dividends are cumulative, are payable semi-annually on January 1 and July 1, and yield 7.9 per cent. The convertible preferred stock issued to the LESOP has been recorded in the stockholders' equity section of the consolidated balance sheets, and the "Guaranteed LESOP obligation," representing borrowings by the LESOP, has been recorded as a reduction of stockholders' equity. As of January 25, 1997, approximately 946 thousand shares had been allocated to participants' accounts since 1988, and approximately 231 thousand shares were committed to be released in the next two years.

Preferred stock dividends. The preferred dividend is payable semi-annually at an annual rate of $2.37 per common equivalent share. Preferred dividends declared were $46 million in 1996, $48 million in 1995, and $50 million in 1994; on an after tax basis, the dividends amounted to $28 million in 1996, $29 million in 1995, and $31 million in 1994.

Preferred stock purchase rights. In 1990, the Board of Directors declared a dividend distribution of one new preferred stock purchase right on each outstanding share of common stock and authorized the redemption of the old preferred stock purchase rights for five cents per share, totaling $12 million. The preferred stock purchase rights, in accordance with the rights agreement, entitle the holder to purchase, for each right held, 1/400 of a share of Series A junior participating preferred stock at a price of $140. The rights are exercisable upon the occurrence of certain events and are redeemable by the Company under certain circumstances, all as described in the rights agreement.


                                                                   Shares                       Paid-in Capital
                                                                (In thousands)                  ($ in millions)
Changes in outstanding                                 ---------------------------------------------------------------
common stock                                             1996       1995       1994        1996       1995      1994
----------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                           223,925     227,441     236,086    $ 1,112    $ 1,030   $ 1,003
Common stock issued                                      7,463       3,858       1,455        350        113        70
Common stock purchased and retired                      (7,500)     (7,374)    (10,100)       (46)       (31)      (43)
                                                       ---------------------------------------------------------------
Balance at end of year                                 223,888     223,925     227,441    $ 1,416    $ 1,112   $ 1,030
                                                       ===============================================================


[12]  COMMON STOCK

The quarterly common dividend was 52 cents per share in 1996, 48 cents per share in 1995, and 42 cents per share in 1994, or an indicated annual per share rate of $2.08 in 1996, $1.92 in 1995, and $1.68 in 1994. Common dividends declared were $471 million in 1996, $434 million in 1995, and $392 million in 1994.

    The Company issued 1.8 million shares of its common stock in February 1995, in connection with the Kerr Drug acquisition and 5.2 million shares in October 1996, in connection with the Fay's acquisition. In addition, the Company issued
23.2 million shares of its common stock in connection with the Eckerd acquisition which will be recorded in the 1997 fiscal year.

    Over the past three years the Board has authorized three share purchase programs. Their status as of January 25, 1997 is as follows:

                            Common Shares Purchases
                        -------------------------------
(in millions)               Shares             Cost
-------------------------------------------------------
1994                         10.0             $  475
1995                          7.5                335
1996                          7.5                366
                             -----------------------
  Total                      25.0             $1,176
                             =======================


    There were approximately 59,000 stockholders of record at year end 1996. In addition, the Company's savings plans, including the LESOP, had approximately 117,000 participants and held 34.1 million shares of the Company's common stock. The savings plans also held 0.9 million shares of preferred stock, convertible into 18.9 million shares of common stock. On a combined basis, these plans held approximately 22 per cent of the Company's common shares after giving effect to the conversion of the preferred stock at the end of fiscal year 1996.

            [NOTES TO CONSOLIDATED FINANCIAL STATEMENTS] continued


[13] STOCK-BASED COMPENSATION


At January 25, 1997, the Company had two stock-based compensation plans: the 1993 Equity Compensation Plan (Plan) and the 1993 Non-Associate Directors' Equity Plan (Directors' Plan), both of which were approved by stockholders in May 1993. Under the Plan, 11.6 million shares of common stock were reserved for issuance upon the exercise of options and for the payment of stock awards over the five-year term of the Plan. Shares acquired through exercise of options generally have a two year retention requirement. Participants in the Plan are generally to be selected management associates of the Company and its subsidiaries and affiliates as determined by the committee administering the Plan. Approximately 2,000 associates are eligible to participate. No awards may be made under the Plan after May 31, 1998. Under the Directors' Plan, 90,000 shares of common stock were reserved for issuance upon the exercise of stock options and the payment of stock awards over its five-year term. Each director who is presently not an active employee of the Company will automatically be granted annually an option to purchase 800 shares, in tandem with an award of 200 restricted shares of common stock. An initial grant/award in this same amount will also automatically be made to each new Non-Associate Director upon his or her first being elected as a director. Such stock options will become exercisable six months from the date of grant, but shares acquired upon such exercise will not be transferable until a director terminates service. Under the plans, both the number of shares and the exercise price, which is based on the average market price, are fixed at the date of grant and have a maximum term of 10 years.

    The Board of Directors has approved a new 1997 Equity Compensation Plan (1997 Plan) subject to stockholder approval at the annual meeting which will be held May 16, 1997. The 1997 Plan will initially reserve 14 million shares for issuance, which number may be increased in certain circumstances as set forth in the 1997 Plan, as more fully described in the Company's 1997 Proxy Statement. The 1997 Plan also provides for grants of stock options and stock awards to members of the Board of Directors not otherwise employed by the Company. If the 1997 Plan is approved, no future grants will be made under the existing Plan or the Directors' Plan.

    The Company has elected to continue accounting for stock-based compensation under the provisions of APB No. 25, Accounting for Stock Issued to Employees. Accordingly, net income and earnings per share shown in the consolidated statements of income appearing on page 19 do not reflect any compensation cost for the Company's fixed stock options. In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the fair value of each fixed option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                         1996      1995
--------------------------------------------------------------
Dividend yield                           3.9%      3.9%
Expected volatility                     22.3%     21.9%
Risk-free interest rate                  5.6%      7.0%
Expected option term                   5 years   5 years
Fair value per share of
 options granted                       $ 8.88    $ 8.20
SFAS 123 compensation
 expense (millions)                    $   11    $   11

    The effect on earnings per share of recording compensation expense under SFAS No. 123 was a reduction of about four cents per share in 1996 and 1995.

    For stock and restricted stock awards granted under the Plan, the Company records compensation expense at the date of grant or over the vesting period. In 1996 and 1994 stock awards were not material. In 1995, the Company issued 531 thousand shares of its common stock in connection with its Shareholder Value Award (SVA) program, which was a performance-based stock award plan. The SVA program awarded shares to approximately 2,000 management associates and vested over the 1993 to 1995 period. Compensation expense was recorded over the vesting period based on the end of the year market price, and accordingly the Company recorded compensation expense of $6 million in 1995 and $25 million in 1994.

    The following table summarizes the status of the Company's fixed stock option plans as of January 25, 1997, January 27, 1996, and January 28, 1995, and changes for the years then ended:

            [NOTES TO CONSOLIDATED FINANCIAL STATEMENTS] continued

                                          1996                               1995                              1994
                             -----------------------------------------------------------------------------------------------
                                              Weighted                           Weighted                           Weighted
                                               Average                            Average                            Average
                                 Shares        Option               Shares        Option             Shares          Option
Stock options                (In thousands)    Price            (In thousands)    Price           (In thousands)     Price
----------------------------------------------------------------------------------------------------------------------------
Balance at beginning of
 year                              8,867       $33.40                8,347        $ 3l.36             8,235          $27.96
Granted                            1,266        47.51                1,230          43.00               997           55.31
Exercised                         (1,427)       27.39                 (689)         25.67              (865)          26.51
Expired and cancelled                (73)       42.49                  (21)         38.63               (20)          32.68
                                  -----------------------------------------------------------------------------------------
Balance at end of year             8,633       $36.39                8,867        $ 33.40             8,347          $31.36
Options exercisable at
 year-end                          7,419        34.54                7,637          31.87             7,354           28.13
                                  =========================================================================================



[14]  INTEREST EXPENSE, NET

($ in millions)                           1996       1995        1994
-----------------------------------------------------------------------
Short term debt                           $ 102      $ 129       $  92
Long term debt                              312        254         225
Income on short term
 investments                                (22)       (18)        (16)
Interest capitalized                        (10)        (8)         (3)
Other, net*                                 (23)       (32)        (28)
                                          ----------------------------
    Interest expense, net                 $ 359      $ 325       $ 270
                                          ============================


* Includes $34 million in each year for interest income from the Company's investment in asset-backed certicates.


[15]  RENT EXPENSE


The Company conducts the major part of its operations from leased premises which include retail stores, distribution centers, warehouses, offices, and other facilities. Almost all leases will expire during the next 20 years; however, most leases will be renewed or replaced by leases on other premises. Rent expense for real property operating leases was:

($ in millions)                      1996          1995          1994
---------------------------------------------------------------------
Minimum rents                      $  285        $  245        $  235
Contingent rents based on
 sales                                 48            36            37
                                   ----------------------------------
  Total                            $  333        $  281        $  272
                                   ==================================


    The Company also leases data processing equipment and other personal property under operating leases of primarily three to five years. Rent expense for personal property leases was $106 million in 1996, $106 million in 1995, and $92 million in 1994.


    Future minimum lease payments for noncancelable real and personal property operating leases and subleases as of January 25, 1997 were:

($ in millions)                      Operating Leases
-----------------------------------------------------
1997                                    $   394
1998                                        356
1999                                        308
2000                                        279
2001                                        232
Thereafter                                1,508
                                        -------
  Total minimum lease payments          $ 3,077
                                        =======

  Present value                         $ 1,800
  Weighted average interest rate            10%
                                        =======

1996 drugstore acquisitions account for $1,458 million of minimum rents having a present value of $700 million.

    The minimum lease payments are shown net of estimated executory costs, which are principally real estates taxes, maintenance, and insurance.

            [NOTES TO CONSOLIDATED FINANCIAL STATEMENTS] continued


[16] ADVERTISING COSTS

Advertising costs consist principally of newspaper, television, radio, and catalog book costs. In 1996, the total cost of advertising was $988 million, compared with $969 million in 1995, and $912 million in 1994. The consolidated balance sheets included deferred catalog book costs of $98 million at January 25, 1997, $111 million at January 27, 1996, and $99 million at January 28, 1995, and are included in other assets.

[17] RETIREMENT PLANS


($ in millions)                    1996        1995        1994
---------------------------------------------------------------
Pension
  Service cost                    $  69       $  44       $  57
  Interest cost                     165         148         134
  Actual return on assets          (386)       (464)        (22)
  Net amortization and deferral     179         302        (181)
                                  -----------------------------
Pension charge/(credit)              27          30         (12)
                                  -----------------------------
Post-retirement health care
  Service cost                        4           3           3
  Interest cost                      21          23          25
  Net amortization and
   deferral                          (5)         (2)         --
                                  -----------------------------
Post-retirement health
  care charge                        20          24          28
LESOP expense                        56          53          53
                                  -----------------------------
  Total retirement plans          $ 103       $ 107       $  69
                                  =============================

     Pension plan. JCPenney's principal pension plan, which is noncontributory, covers substantially all United States employees who have completed 1,000 or more hours of service within a period of 12 consecutive months and have attained 21 years of age. In addition, the Company has an unfunded, noncontributory, supplemental retirement program for certain management employees. In general, benefits payable under the principal pension plan are determined by reference to a participant's final average earnings and years of credited service up to 35 years. Eckerd has a pension plan which is noncontributory and covers its employees who have completed 12 consecutive months of service and have attained age 21.

     In 1996, the Company increased its discount rate to 8.0 per cent, reflecting a higher interest rate environment. The impact of this change decreased the Company's obligation at year end 1996. Pension plan assumptions are reviewed and modified as necessary on an annual basis. The Company made contributions to the plan in 1996, 1995, and 1994 in the amounts of $119, $104, and $99 million, respectively. Benefits paid were $110 million in 1996, $101 million in 1995, and $96 million in 1994.

     Post-retirement health care benefits. The Company's retiree health care plan (Retiree Plan) covers medical and dental services, and eligibility for benefits is based on age and years of service. The Retiree Plan is contributory and the amounts paid by retired employees have increased in recent years and are expected to continue to do so. For certain group of employees, Company contributions toward the cost of retiree coverage will be based on a fixed dollar amount which will vary with years of service, age, and dependent coverage. The Retiree Plan is funded on a pay-as-you-go basis by the Company and retiree contributions.

     The Company uses the same discount rate for both its pension plan and Retiree Plan. The health care trend rate was lowered to 7.0 per cent for 1997 with gradual reductions to five per cent over the next several years. A one per cent increase in the health care trend rate would increase the amount reported for the accumulated obligation by $22 million and would result in $2 million additional expense for 1996.

     LESOP. The Company's LESOP, adopted in 1988, is a defined contribution plan which covers substantially all United States employees who have completed at least 1,000 hours of service within a period of 12 consecutive months, and if hired on or after January 1, 1988, have attained 21 years of age.

     The LESOP borrowed $700 million at an interest rate of 8.17 per cent through a 10 year loan guaranteed by the Company. The LESOP used the proceeds of the loan to purchase a new issue of convertible preferred stock from the Company. As the Company makes contributions to the LESOP, these contributions, plus the dividends paid on the Company's preferred stock held by the LESOP, will be used to repay the loan. As the principal amount of the loan is repaid, the "Guaranteed LESOP obligation" is reduced accordingly. The loan will be fully paid in January 1998.

             [NOTES TO CONSOLIDATED FINANCIAL STATEMENTS] continued

                                                        December 31
                                                --------------------------------
Retirement plans ($ in millions)                  1996       1995        1994
--------------------------------------------------------------------------------

Pension
 Present value of accumulated benefits
   Vested                                         $ 1,836    $ 1,817   $ 1,368
   Non-vested                                          59         94        75
                                                  ----------------------------
                                                  $ 1,895    $ 1,911   $ 1,443
                                                  ============================

Present value of projected benefit obligation     $(2,187)   $(2,183)  $(1,661)
Net assets at fair market value                     2,735      2,292     1,825
Unrecognized transition asset, net of
  unrecognized losses                                  23        345       200
                                                  ----------------------------
  Net prepaid pension cost                        $   571    $   454   $   364
                                                  ============================

Post-retirement health care benefits
 Accumulated benefit obligations
   Retirees                                       $   232    $   249   $   217
   Fully eligible active participants                  27         30        43
   Other active participants                           32         39        40
                                                  ----------------------------
                                                      291        318       300
 Unrecognized net gains                                45         19        32
                                                  ----------------------------
   Net liability                                  $   336    $   337   $   332
                                                  ============================
Key assumptions
 Rate of return on pension plan assets               9.5%       9.5%      9.5%
 Discount rate                                       8.0%      7.25%     8.75%
 Salary progression rate                             4.0%       4.0%      4.0%
                                                  ============================



[18] BUSINESS ACQUISITION AND CONSOLIDATION EXPENSES

During the third and fourth quarters of 1996, the Company recorded costs totaling $354 million on a pre-tax basis, or 92 cents per share, which are principally related to drugstore acquisitions, and are reported as Business Acquisition and Consolidation Expenses on the consolidated income statement. The largest component of such costs are related to the Company's agreement with the Federal Trade Commission (FTC) to divest certain drugstores in North Carolina and South Carolina.

These expenses consisted of the following:


Drugstore closings*                                       $ 188
Asset write-downs                                           104
Other integration costs                                      62
                                                          -----
Total                                                     $ 354
Income taxes                                               (126)
                                                          -----
Business acquisition and consolidation
 expenses, net                                            $ 228

* Includes the effects of the FTC agreement as well as other overlap and unproductive stores.

            [NOTES TO CONSOLIDATED FINANCIAL STATEMENTS] continued

[19] TAXES
Deferred tax assets and liabilities reflected on the Company's consolidated balance sheet at January 25, 1997 were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. In addition to the amounts shown in the table, the Company recognized a $48 million deferred tax asset related to Eckerd operating loss carryforwards for which an offsetting valuation reserve of an equal amount has been established. No other valuation allowances have been considered necessary for any year.

  The major components of deferred tax (assets)/liabilities at January 25, 1997, January 27, 1996, and January 28, 1995 were as follows:

Income tax expense ($ in millions)       1996       1995       1994
--------------------------------------------------------------------
Current
  Federal                               $  321     $  306     $  521
  State and local                           43         56         92
                                        ----------------------------
                                           364        362        613
                                        ----------------------------
Deferred
  Federal                                  (19)       124         25
  State and local                           (l)        17          4
                                        ----------------------------
                                           (20)       141         29
                                        ----------------------------
  Total                                 $  344     $  503      $ 642
Effective tax rate                       37.9%      37.5%      37.8%
                                        ============================

                                                                Per Cent of
                                 Amounts ($ in millions)       Pre-tax income
                                 -----------------------------------------------
Reconciliation of tax rates         1996   1995   1994       1996   1995   1994
--------------------------------------------------------------------------------
Federal income tax at statutory
 rate                               $318   $469   $594       35.0    35.0  35.0
State and local income taxes,
 less federal income tax benefit      27     49     65        3.0     3.6   3.8
Tax effect of dividends on
 allocated LESOP shares              (12)   (11)    (9)      (1.3)    (.8)  (.5)
Tax credits and other                 11     (4)    (8)       1.2     (.3)  (.5)
                                    --------------------------------------------
   Total                            $344   $503   $642       37.9    37.5  37.8
                                    ============================================


Temporary differences
($ in millions)                           1996          1995          1994
---------------------------------------------------------------------------
Assets:
  Workers' compensation/
   public liability                      $  (92)      $ (101)        $ (100)
  Accounts receivable                       (44)         (33)           (29)
  Business acquisition and
   consolidation expenses                   (73)          --             --
  Vacation pay                              (55)         (11)            (9)
  Other                                     (19)          --            (69)
Liabilities:
  Retirement plans                           93           51             12
  Leases                                    318          332            338
  Merchandise inventories                   138          104             94
  Depreciation and amortization             932          774            757
  Deferred acquisition costs                192          174            160
  Other                                      --            5             --
                                         ----------------------------------
Total*                                   $1,390       $1,295         $1,154
                                         ==================================

*1996 deferred taxes include amounts related to the Fay's and Eckerd drugstore acquisitions totaling $115 million.

            [NOTES TO CONSOLIDATED FINANCIAL STATEMENTS] continued



[20] SEGMENT REPORTING


The Company operates in three business segments: Stores and Catalog, Drugstores, and Insurance. Other items are shown in the table below for purposes of reconciling to total Company consolidated amounts.

                                                                                             Depreciation
                                                      Operating     Total       Capital          and
($ in millions)               Year       Revenue      Earnings      Assets    Expenditures   Amortization
-----------------------------------------------------------------------------------------------------------
Stores and Catalog            1996       $19,506       $1,183       $14,754       $680           $325
                              1995        18,711        1,199        13,744        689            308
                              1994        18,840        1,508        13,381        475            298

Drugstores                    1996         3,147          135         4,389        103             41
                              1995         1,851           68           618         53             26
                              1994         1,540           54           469         59             18

Insurance                     1996           832          186         1,986          7              5
                              1995           693          157         1,741          7              3
                              1994           564          127         1,360         10              3

Total Segments                1996        23,485        1,504        21,129        790            371
                              1995        21,255        1,424        16,103        749            337
                              1994        20,944        1,689        15,210        544            319

Business Acquisition and
 Consolidation Expenses       1996                       (354)

Net Interest and
 Credit Operations            1996                       (278)
                              1995                       (183)
                              1994                        (93)

Other                         1996           164           37           959                        10
                              1995           164          100           999                         4
                              1994           138          103           992                         4

Total Company                 1996        23,649          909        22,088        790            381
                              1995        21,419        1,341        17,102        749            341
                              1994        21,082        1,699        16,202        544            323

(1) Total Company operating earnings equals income before income taxes as shown on the Company's consolidated statements of income.

(2) Other revenue includes bank and insurance capital gains.

(3) Other operating income includes the banking and business services operations, insurance capital gains, real estate operations, LIFO adjustments, amortization of goodwill and other intangible assets, and minority interest.

                          [QUARTERLY DATA] unaudited



                                                First                  Second                  Third                 Fourth
                                        --------------------------------------------------------------------------------------------

($ in millions except per share data)   1996    1995    1994    1996    1995    1994    1996    1995    1994    1996    1995   1994
------------------------------------------------------------------------------------------------------------------------------------

Retail sales                           4,452   4,367   4,350    4,507   4,435   4,242   5,537   5,128   5,149   8,157   6,632  6,639
 per cent inc/(dec)                      1.9     0.4     9.7      1.6     4.6     7.1     8.0    (0.4)    8.7    23.0    (0.1)   5.0

Total revenue                          4,692   4,564   4,519    4,753   4,643   4,412   5,788   5,352   5,328   8,416   6,860  6,823
 per cent increase                       2.8     1.0    10.0      2.4     5.3     7.4     8.1     0.4     9.0    22.7     0.5    5.3

LIFO gross margin                      1,355   1,370   1,395    1,312   1,292   1,282   1,701   1,592   1,661   2,242   1,975  2,072
 per cent of retail sales               30.4    31.4    32.1     29.1    29.1    30.2    30.7    31.0    32.2    27.5    29.8   31.2

FIFO gross margin
 per cent of retail sales               30.4    31.4    32.1     29.1    29.1    30.2    30.7    31.0    32.2    27.3    29.5   31.2

Selling, general, and
 administrative expenses               1,154   1,148   1,092    1,150   1,107   1,079   1,247   1,201   1,204   1,688   1,439  1,408
   per cent of retail sales             25.9    26.3    25.1     25.5    25.0    25.5    22.5    23.4    23.4    20.7    21.7   21.2

Net income                               142     156     223       93     116     132     236     240     274      94     326    428

Net income per common share

 Primary                                0.58    0.63    0.88     0.37    0.46    0.52    0.98    1.00    1.11   0.36    1.39   1.78
 Fully diluted                          0.57    0.61    0.84     0.37    0.46    0.51    0.95    0.95    1.04   0.36    1.31   1.66


Dividends per common share              0.52    0.48    0.42     0.52    0.48    0.42    0.52    0.48    0.42   0.52    0.48   0.42

Common stock price range
 High                                     52      47      59       53      50      54      57      50      54     54      49     52
 Low                                      46      41      50       47      43      47      49      43      47     46      42     39
 Close                                    50      44      54       50      49      49      53      44      51     48      46     41


                     [SUPPLEMENTAL INFORMATION] unaudited

General. The following information is provided as a supplement to the Company's audited financial statements. Its purpose is to facilitate an understanding of the Company's credit operations, capital structure, and cash flows.

Credit Operations. The following presents the results of the Company's proprietary credit card operation and shows both the net cost of credit in support of the Company's retail businesses and the net cost of credit measured on an all-inclusive, economic basis. The "economic basis" of the cost of credit includes the cost of equity capital in addition to debt used to finance accounts receivable balances. The cost of equity capital is based on the Company's minimum return on equity objective of 16 per cent. The results presented below cover all JCPenney credit card accounts receivable, both owned and those sold under securitization transactions.

Pre-tax cost of JCPenney credit card
($ in millions)                               1996          1995          1994
--------------------------------------------------------------------------------
Finance charge revenue
 On receivables owned                        $(641)        $(631)         $(624)
 On receivables sold                          (118)         (112)          (105)
                                             ----------------------------------
  Total                                       (759)         (743)          (729)
                                             ----------------------------------
Bad debt expense                               311           256            208
Operating expenses
 (including in-store costs)                    251           255            268
Interest expense on debt financing             281           278            269
                                             ----------------------------------
  Total costs                                  843           789            745
                                             ----------------------------------
Pre-tax cost of credit -
 retail operations                              84            46             16
Pre-tax cost of equity capital                 138           137            135
                                             ----------------------------------
Pre-tax cost of credit -
 economic basis                                222           183            151
                                             ----------------------------------
Per cent of JCPenney credit sales             2.4%          2.0%           1.6%
                                             ==================================

Credit Sales                    1996                        1995                        1994
------------------------------------------------------------------------------------------------------
                                    Per cent                    Per cent                    Per cent
(Stores and            Amounts     of Eligible     Amounts     of Eligible     Amounts     of Eligible
Catalog)            (In billions)     Sales     (In billions)     Sales     (In billions)     Sales
------------------------------------------------------------------------------------------------------
JCPenney
 credit card           $ 9.1         46.9           $ 9.0         48.4          $ 9.4         49.6
Third party
 credit cards            4.1         21.2             3.7         19.8            3.4         17.9
                     ---------------------------------------------------------------------------------
  Total                $13.2         68.1           $12.7         68.2          $12.8         67.5
                     =================================================================================

Key JCPenney credit card information
($ in millions)                            1996         1995          1994
---------------------------------------------------------------------------
Number of accounts
 serviced with balances                     17.0         17.0          17.6
Total customer
 receivables serviced                     $5,006       $4,688        $4,751
Average customer
 receivables financed                      4,322        4,258         4,197
Average account
 balances (in dollars)                       295          275           269
Average account maturity
 (months)                                    4.5          4.3           4.2
9O-day delinquencies                        3.7%         3.3%          2.5%
                                          =================================

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

Debt to capital ($ in millions)                 1996      1995      1994
----------------------------------------------------------------------------
Short term debt,
 net of cash investments                      $ 3,818    $ 1,168   $ 1,737
Long term debt,
 including current maturities                   4,815      4,080     3,335
                                              -----------------------------
                                                8,633      5,248     5,072
Off-balance-sheet debt
Present value of operating leases               1,800      1,000     1,000
Securitization of accounts
  receivable, net                                 374        294       294
                                              -----------------------------
Total debt                                     10,807      6,542     6,366
Consolidated equity                             5,952      5,884     5,615
                                              -----------------------------
Total capital                                 $16,759    $12,426   $11,981
Per cent of total debt to capital               64.5%      52.6%     53.1%
After completion of the
  Eckerd transaction                            60.1%
                                              =============================

  The Company builds its capital base according to the different needs and credit characteristics of its customer receivables and its other core retail assets. Customer receivables are highly diversified and predictable financial assets, very different from the core assets of a retailer, which include fixed assets and merchandise inventories for stores and catalog. Accordingly, the Company finances receivables with more leverage, much like a finance company. The standards for these assets are a debt ratio of approximately 88 per cent, and interest coverage of about 1.5 times. Core assets are financed with less leverage and are more comparable to the leverage of non-retail industrial companies with strong credit ratings. The Company's capital structure after completion of the Eckerd transaction in February 1997 was:

                                   Customer         Core
($ in millions)                  Receivables       Assets       Combined
-------------------------------------------------------------------------
Debt                                $4,288        $ 6,519       $10,807
Equity                                 613          6,569         7,182
                                 ----------------------------------------
Total capital                       $4,901        $13,088       $17,989
  Debt to capital per cent           87.5%         49.8%*         60.1%
                                 ========================================

* Includes acquisition capital. Excluding such capital would reduce the ratio to 37.1 per cent.

  The historical debt to capital per cent and fixed charge coverage for the prior three years, on a separate and combined basis, was:

Debt to capital per cent         1996             1995          1994
-------------------------------------------------------------------------
Combined                         60.1             52.6          53.1
Core assets                      49.8             32.1          31.1
Customer receivables             87.5             87.5          87.5
                              ===========================================

Fixed charge coverage            1996             1995          1994
-------------------------------------------------------------------------
Combined                          2.4              3.4           4.5
Core assets                       3.8              6.0           9.1
Customer receivables              1.5              1.5           1.5
                              ===========================================

  Financing costs incurred by the Company to finance its operations, including those costs related to off-balance-sheet liabilities, were as follows:

($ in millions)                  1996             1995          1994
-------------------------------------------------------------------------
Interest expense, net            $359             $325          $270
Interest portion of LESOP
  debt payment                     17               23            30
Off-balance-sheet financing
  costs
 Interest imputed on
  operating leases                110              102            95
 Asset-backed certificates
   interest                        68               68            68
                                 ----------------------------------------
    Total                        $554             $518          $463
                                 ========================================

  Earnings before interest, taxes, depreciation, and amortization (EBITDA). Management believes that a key measure of cash flow generated is EBITDA. The following schedule shows the calculation of EBITDA and EBITDA as a per cent of total revenue.

($ in millions)                  1996             1995          1994
-------------------------------------------------------------------------
Earnings before business
  acquisition and consolidation
  expenses and income taxes     $ 1,263           $ 1,341       $ 1,699
Financing costs                     554               518           463
Depreciation and
 amortization                       381               341           323
                                -----------------------------------------
EBITDA                          $ 2,l98           $ 2,200       $ 2,485
Total revenue                   $23,649           $21,419       $21,082
EBITDA as a per cent of
 total revenue                     9.3%             10.3%         11.8%
                                =========================================

EBITDA by operating segment *

($ in millions)                  1996             1995          1994
-------------------------------------------------------------------------
Stores and Catalog
EBITDA                          $1,754           $1,820        $2,161
 as a per cent of sales           9.0%             9.7%         11.5%
Drugstores
EBITDA                          $  206           $  116        $   87
 as a per cent of sales           6.5%             6.3%          5.6%
Insurance
EBITDA                          $  191           $  160        $  130
 as a per cent of revenue        23.0%            23.1%         23.0%
                                =========================================

* EBITDA for the operating segments differs from operating earnings by depreciation, amortization, off-balance-sheet financing, and net credit costs.

  Credit ratings. Over the years, the Company has maintained one of the highest credit ratings in the retail industry. The Company's objective is to maintain a strong investment grade rating on its senior long term debt and commercial paper. Currently, the credit ratings for the Company are as follows:

                                     Long Term         Commercial
                                        Debt              Paper
--------------------------------------------------------------------------------
Standard & Poor's Corporation            A                  Al
Moody's Investors Service               A2                  P1
Fitch Investors Service, Inc.            A                  F1
                                     ============================

                                      37

                         [FIVE YEAR FINANCIAL SUMMARY]

J.C. Penney Company, Inc. and Subsidiaries


($ in millions except per share data)                  1996       1995       1994        1993       1992
---------------------------------------------------------------------------------------------------------
Results for the year
Total revenue                                        $23,649    $21,419     $21,082    $19,578    $18,515
Retail sales                                          22,653     20,562      20,380     18,983     18,009
 per cent increase                                      10.2        0.9         7.4        5.4       11.2
FIFO gross margin as a per cent of retail sales         29.1       30.2        31.5       31.3       31.5
LIFO gross margin as a per cent of retail sales         29.2       30.3        31.5       31.5       31.7

Selling, general, and administrative
 expenses as a per cent of retail sales                 23.1       23.8        23.5       23.7       24.7
Depreciation and amortization                            381        341         323        316        310
Income taxes                                             344        503         642        610        482
Earnings before business acquisition and
 consolidation expenses, net of tax                      793        838       1,057        944        777

Return on stockholders' equity                          13.5       14.9        19.7       20.1       18.6

Net income                                               565        838       1,057        940        777
 per cent to total revenue per common share              2.4        3.9         5.0        4.8        4.2

Per common share:
 Earnings before business acquisition
  and consolidation expenses, net of tax
 Primary                                                3.29       3.48        4.29       3.79       3.15
 Fully diluted                                          3.17       3.33        4.05       3.55       2.95

  Net income
  Primary                                               2.29       3.48        4.29       3.77       3.15
  Fully diluted                                         2.25       3.33        4.05       3.53       2.95

  Dividends                                             2.08       1.92        1.68       1.44       1.32
  Stockholders' equity                                 25.67      24.76       23.45      21.53      19.17

Financial position
Receivables, net                                       5,757      5,207       5,159      4,679      3,750
Merchandise inventories                                5,722      3,935       3,876      3,545      3,258
Properties, net                                        5,014      4,281       3,954      3,818      3,755
Capital expenditures                                     790        749         544        459        494
Total assets                                          22,088     17,102      16,202     14,788     13,467
Total debt                                             8,765      5,589       5,427      4,561      4,078
Stockholders' equity                                   5,952      5,884       5,615      5,365      4,705

Number of common shares
 outstanding at year end                                 224        224         227        236        235
Weighted average common shares
 Primary                                                 229        229         237        239        236
 Fully diluted                                           248        249         258        261        258
Number of employees at year end (In thousands)           252        205         202        193        192


                        [FIVE YEAR OPERATIONS SUMMARY]



J.C. Penney Company, Inc. and Subsidiaries

                                                    1996          1995          1994          1993          1992
-----------------------------------------------------------------------------------------------------------------
JCPenney stores
Number of stores
 Beginning of year                                 1,238         1,233         1,246         1,266         1,283
 Openings                                             36            43            29            24            33
 Closings                                            (46)          (38)          (42)          (44)          (50)
                                               ------------------------------------------------------------------
 End of year                                       1,228         1,238         1,233         1,246         1,266
Gross selling space (In million sq.ft.)            117.2         114.3         113.0         113.9         114.4
Sales (In millions)                              $15,734       $14,973       $15,023       $14,056       $13,460
Sales including catalog desks (In millions)       18,694        17,930        18,048        16,846        15,698
Sales per gross square foot                          159           156           159           146           137


Catalog
Number of catalog units
 JCPenney stores                                   l,226         1,228         1,233         1,246         1,266
 Freestanding sales centers and merchants            552           548           552           543           640
 Drugstores                                          107           106            94           101           128
 Other, principally outlet stores                     17            17            16            14            14
                                               ------------------------------------------------------------------
  Total                                            1,902         1,899         1,895         1,904         2,048
Number of fulfillment centers                          6             6             6             6             6
Distribution space (In millions sq.ft.)             11.4          11.4          11.4          11.4          11.4
Sales (In millions)                              $ 3,772       $ 3,738       $ 3,817       $ 3,514       $ 3,166


Drugstores
 Number of stores
 Beginning of year                                   645           526           506           548           530
 Openings                                             47            37            46            35            30
 Drugstore acquisitions                            2,020            97            --            --            --
 Closings                                            (13)          (15)          (26)          (77)          (12)
                                               ------------------------------------------------------------------
 End of year                                       2,699           645           526           506           548
Gross selling space (In millions)                   26.4           6.2           4.5           4.6           5.2
Sales (In millions)                              $ 3,147       $ 1,851       $ 1,540       $ 1,413       $ 1,383
Sales per gross square foot                          261           253           243           235           211


JCPenney Insurance  (In millions)
Revenue                                          $   832       $   693       $   564       $   461       $   376
Policies and certificates in force                  10.4           9.0           7.5           5.8           4.6
Amount of life insurance in force                  9,990         9,559         8,780         7,627         6,552
Total assets                                       1,986         1,741         1,360         1,246         1,033



                                      39