Form 10-K405, Exhibit 13
period 1999-01-30
PENNEY J C CO INC
filed 1999-04-28
CIK 77182

                                                                      Exhibit 13

M a n a g e m e n t 's   D i s c u s s i o n   a n d   A n a l y s i s

                of Financial Condition and Results of Operations




J. C. Penney Company, Inc.
--------------------------------------------------        52 Weeks          53 Weeks         52 Weeks
  ($ in millions)                                           1998              1997             1996
----------------------------------------------------------------------------------------------------------
  Segment operating profit

     Department stores and catalog (LIFO)                 $ 1,013           $ 1,368          $ 1,183

     Eckerd drugstores (LIFO)                                 254               347               99

     Direct marketing                                         233               214              186
----------------------------------------------------------------------------------------------------------
  Total segments                                            1,500             1,929            1,468


  Other unallocated                                            26                39               45

  Net interest expense and credit operations                 (480)             (547)            (278)

  Amortization of intangible assets                          (113)             (117)             (23)

  Other charges, net                                           22              (379)(1)         (303)(2)
                                                            ----------------------------------------------
  Income before income taxes                                  955               925              909

  Income taxes                                               (361)             (359)            (344)
----------------------------------------------------------------------------------------------------------
  Net income                                              $   594           $   566         $    565
----------------------------------------------------------------------------------------------------------


(1) The Company previously reported $447 million (pre-tax) of other charges, net (formerly labeled as restructuring and business integration expenses, net), in 1997. $45 million of this amount has been reclassified as a reduction to drugstore gross margin and $23 million has been reclassified as an increase to department stores and catalog SG&A.

(2) The Company previously reported $354 million (pre-tax) of other charges, net, in 1996. $31 million of this amount has been reclassified as a reduction to drugstore gross margin and $20 million has been reclassified as an increase to department stores and catalog SG&A.

R e s u l t s   o f   O p e r a t i o n s

Net income in 1998 totaled $594 million, or $2.19 per share, compared with $566 million, or $2.10 per share, in 1997 and $565 million, or $2.25 per share, in 1996. Operating results for 1998 include credits of $13 million, net of tax, or five cents per share, related to the reversal of reserves established in 1997. Operating results for 1997 include $231 million in other charges, net of tax, or 86 cents per share, related principally to an early retirement program, closing of underperforming department stores, and drugstore integration activities. Operating results for 1996 include $196 million in other charges, net of tax, or 79 cents per share, related primarily to drugstore integration activities (see
Note 13 to the consolidated financial statements on page 33 for further discussion of the 1997 and 1996 charges). Excluding these items, earnings per share totaled $2.14 in 1998 compared with $2.96 in 1997 and $3.04 in 1996. All references to earnings per share are on a diluted basis.

Certain amounts reported as other charges (formerly labeled as restructuring and business integration expenses), net, have been reclassified in this year's report. Charges related to one-time start-up activities have been reclassified to department stores and catalog selling, general, and administrative (SG&A) expenses, and inventory integration losses associated with the Company's drugstore operations have been reclassified to drugstore gross margin. Following is a summary of the reclassifications and their effects on reported earnings per share before other charges:



-------------------------------------------       1997               1996
  ($ in millions, except per share data)       $      EPS           $     EPS
--------------------------------------------------------------------------------
  As previously reported
  Net income                               $ 566      $ 2.10    $ 565    $ 2.25
  Other charges, net                         273        1.02      228      0.92
                                       -----------------------------------------
  Earnings before other charges, net       $ 839      $ 3.12    $ 793    $ 3.17

  Reclassifications (net of tax) to:
  Drugstore gross margin                     (28)      (0.11)     (19)    (0.08)
  Department stores and catalog SG&A         (14)      (0.05)     (13)    (0.05)
                                       -----------------------------------------
  Total reclassifications                    (42)      (0.16)     (32)    (0.13)

  Revised
  Net income                               $ 566      $ 2.10    $ 565    $ 2.25
  Other charges, net                         231        0.86      196      0.79
                                       -----------------------------------------
  Earnings before other charges, net       $ 797      $ 2.96    $ 761    $ 3.04
--------------------------------------------------------------------------------


The following discussion addresses results of operations on a segment basis. The discussion addresses changes in comparable store sales (those open for more than a year) where appropriate, and changes in costs and expenses as a per cent of sales because 1997 included an extra week.

Department stores and catalog


-------------------------------------     52 Weeks      53 Weeks       52 Weeks
  ($ in millions)                    |      1998          1997           1996
-------------------------------------|------------------------------------------
                                     |
  Retail sales, net                  |
                                     |
     Department stores               |   $ 15,402      $ 16,047       $ 15,734
                                     |
     Catalog                         |      3,929         3,908          3,772
                                     |------------------------------------------
                                     |
  Total retail sales, net            |     19,331        19,955         19,506
-------------------------------------|------------------------------------------
                                     |
  FIFO gross margin                  |      5,697         6,152          5,872
                                     |
  LIFO credit                        |         35            20             20
                                     |------------------------------------------
                                     |
  Total gross margin                 |      5,732         6,172          5,892
                                     |
  SG&A expenses                      |     (4,719)       (4,804)        (4,709)
-------------------------------------|------------------------------------------
                                     |
  Operating profit                   |  $   1,013     $   1,368      $   1,183
-------------------------------------|------------------------------------------
                                     |
  Sales per cent inc/(dec)           |
                                     |
     Department stores(1)            |     (2.8)%          0.7%           5.1%
                                     |
     Comparable stores               |     (1.9)%        (0.3)%           3.4%
                                     |
     Catalog(1)                      |       1.5%          2.7%           0.9%
                                     |
  Ratios as a per cent of sales      |
                                     |
     FIFO gross margin               |      29.5%         30.8%          30.1%
                                     |
     LIFO gross margin               |      29.7%         30.9%          30.2%
                                     |
     SG&A expenses                   |      24.4%         24.1%          24.1%
                                     |
     LIFO operating profit           |       5.3%          6.8%           6.1%
                                     |
     LIFO EBITDA(2)                  |       8.6%          9.7%           9.0%
--------------------------------------------------------------------------------


(1) Sales comparisons are shown on a 52-week basis for all periods presented. Including 1997's 53rd week, department stores sales declined by 3.9 per cent in 1998 and increased 2.0 per cent in 1997, while catalog sales increased by 0.6 per cent and 3.6 per cent for 1998 and 1997, respectively.

(2) Earnings before interest, including interest on operating leases, income taxes, depreciation, and amortization. EBITDA includes finance revenue net of credit operating costs and bad debt. EBITDA is provided as an alternative assessment of operating performance and is not intended to be a substitute for GAAP measurements. Calculations may vary for other companies.


1998 compared with 1997. Operating profit totaled $1,013 million in 1998 compared with $1,368 million in 1997. The decline for the year was primarily attributable to lower sales coupled with lower gross margins. Sales in comparable department stores declined by 1.9 per cent and were especially soft in the fourth quarter. Department store sales were strongest in women's apparel, while athletic apparel and footwear were particularly hard hit by softening sales throughout 1998. Sales were weak across all regions of the country. Catalog sales increased by 1.5 per cent on a 52-week basis and were strongest in the third quarter when they increased by 8.0 per cent. Third quarter catalog sales benefited from participation in department store promotional programs which may have shifted buying patterns for catalog shoppers from the fourth quarter to third quarter. Both department stores and catalog results, although not readily quantifiable, were impacted by disruptions caused by the many organizational and process changes initiated in 1997 and completed in 1998. These changes impacted both the flow of merchandise and store personnel serving customers.


LIFO gross margin as a per cent of sales for department stores and catalog declined by 120 basis points compared with 1997, principally as a result of aggressive promotional programs during the fourth quarter. As the fourth quarter progressed, the Company increased promotions to stimulate sales. While this generated unit sales and helped manage inventory levels, it had a negative impact on gross margin as a per cent of sales. Markup improved in 1998 as the Company continued to drive down its merchandise sourcing costs and improved efficiencies with its supplier base. The improvement in markup partially offset the effects of the higher markdowns. Gross margin includes a LIFO credit of $35 million in 1998 and $20 million in 1997. The LIFO credits for both years are generally the result of a combination of flat to declining retail prices as measured by the Company's internally developed inflation index, and improving markup. The Company continued to control its SG&A expense levels throughout 1998. However, they were not leveraged as a per cent of sales due to sales declines, increasing by 30 basis points from prior year levels. In 1998 the Company realized savings of approximately $95 million related to the early retirement and reduction in force programs as well as other cost-saving initiatives. These savings were reinvested in programs designed to enhance customer service in the stores and into advertising and promotional programs.

1997 compared with 1996. Operating profit for department stores and catalog was $1,368 million in 1997, an increase of $185 million, or 15.6 per cent, compared with 1996. The increase in operating profit was principally related to improvements in gross margin and well-managed expense levels. Comparable store sales declined 0.3 per cent for the year compared with 1996. Department store sales were strongest in the first half of the year as the Company emphasized promotional programs designed to reduce its inventory levels. Sales performance in department stores was led by the women's apparel division, particularly dresses and career and casual wear, and the children's and shoe division. Catalog sales for the year increased by 2.7 per cent compared with 1996 on a 52-week basis, and were led by women's and men's apparel as well as the home division.

Gross margin for department stores and catalog increased by 70 basis points in 1997 compared with 1996, and included a LIFO credit of $20 million in both 1997 and 1996. SG&A expenses were well managed across all areas, particularly advertising, and were flat as a percentage of sales as compared with 1996.


Eckerd drugstores


                                 52 Weeks        53 Weeks                  52 Weeks
--------------------------------                                            1996(1)
  ($ in millions)                   1998            1997(1)       Pro Forma          Historical
---------------------------------------------------------------------------------------------------
Retail sales, net                 $  10,325       $   9,663         $   8,526         $   3,147
                                  -----------------------------------------------------------------

FIFO gross margin                     2,208           2,093             1,870            708

LIFO charge                             (45)            (32)              (23)            (5)

Inventory integration losses            (98)            (45)              (31)           (31)
                                  -----------------------------------------------------------------
Total gross margin                    2,065           2,016             1,816            672

SG&A expenses                        (1,811)         (1,669)           (1,510)          (573)
---------------------------------------------------------------------------------------------------
Operating profit                  $     254       $     347         $     306      $      99
---------------------------------------------------------------------------------------------------

Sales per cent increase

   Total sales(2)                       8.9%           11.2%(3)          10.3%         100.0+%

   Comparable stores                    9.2%            7.4%              7.8%           7.7%

Ratios as a per cent of sales

   FIFO gross margin                   20.4%           21.2%             21.6%          21.5%

   LIFO gross margin                   20.0%           20.9%             21.3%          21.3%

   SG&A expenses                       17.5%           17.3%             17.7%          18.2%

   LIFO operating profit                2.5%            3.6%              3.6%           3.1%

   LIFO EBITDA(4)                       5.1%            5.8%              5.7%           5.4%
                                  -----------------------------------------------------------------

(1) 1997 and 1996 gross margin, operating profit, and EBITDA have been restated to reflect inventory integration charges that were previously reported as part of the Company's other charges. The inventory charges were primarily related to the liquidation of nonconforming merchandise that resulted from conversion of all drugstores to the Eckerd name and format.

(2) Sales comparisons are shown on a 52-week basis for all periods presented. Including 1997's 53rd week, drugstore sales increased by 6.9 per cent and
    13.3 per cent for 1998 and 1997, respectively.

(3) 1997 sales increase is calculated based upon 1996 pro forma sales.

(4) Earnings before interest, including interest on operating leases, income taxes, depreciation, and amortization. EBITDA is provided as an alternative assessment of operating performance and is not intended to be a substitute for GAAP measurements. Calculations may vary for other companies.

1998 compared with 1997. Operating profit for the Company's drugstore segment totaled $254 million in 1998 compared with $347 million for the prior year. Sales grew at a strong pace throughout the year, increasing by 9.2 per cent for comparable stores. Sales growth was fueled by a 15.0 per cent gain in comparable pharmacy sales, which account for approximately 60 per cent of total store sales. Non-pharmacy merchandise sales increased 1.5 per cent for the year, and strengthened as the year progressed. Sales also benefited from the relocation of 175 stores to more convenient free-standing locations during the year; these relocated stores typically generate sales growth of over 30 per cent.

Both 1998 and 1997 included charges related to the liquidation of nonconforming merchandise resulting from the conversion of the former Thrift, Fay's, Kerr, and certain acquired Rite Aid and Revco drugstores into the Eckerd name and format. These charges totaled $98 million in 1998 and $45 million in 1997. Excluding these charges, gross margin declined by 40 basis points in 1998. Gross margin declines were principally attributable to a higher percentage of pharmacy sales, especially managed care sales, which carry lower margins. Approximately 85 per cent of pharmacy sales are processed through managed care providers. Gross margin for non-pharmacy merchandise improved for the year. Gross margin includes a LIFO charge of $45 million in 1998 compared with a $32 million charge last year as a result of continuing inflation in drugstore merchandise, particularly pharmaceuticals. SG&A expenses as a per cent of sales increased by 20 basis points for the year, and were negatively impacted by additional staffing costs in connection with the integration of the various drugstore formats during the first half of the year. In the second half, expenses were leveraged.

1997 compared with 1996. The acquisition of Eckerd Corporation (Eckerd), which was completed in February 1997, transformed the Company's drugstores from a $3 billion to a $9 billion operation. Due to the dramatic increase in the size of the combined operation, management believes that it is more meaningful to compare 1997 operating results to 1996 pro forma operating results, assuming the acquisitions had occurred at the beginning of 1996. The following comments are based upon such a comparison. Historical information is provided in the table on the previous page for reference purposes only.

During 1997, Eckerd was heavily involved in the integration of the Company's former drugstore operations into the Eckerd organization. Despite the significant integration activities that were occurring throughout 1997, operating profit increased to $347 million from $306 million in 1996, an increase of $41 million. The improvement was principally related to increased sales volumes and reduced SG&A expenses from the combined operations. Sales growth was strong the entire year, increasing by 11.2 per cent on a 52-week basis and 7.4 per cent on a comparable store basis. Sales improvement was driven by increases in pharmacy sales. Pharmacy sales continue to be positively impacted by growth in managed care sales, which account for approximately 80 per cent of the prescription business.

Both 1997 and 1996 included charges related to the liquidation of nonconforming merchandise resulting from the conversion of drugstores to the Eckerd name and format. These charges totaled $45 million in 1997 and $31 million in 1996. Excluding these charges, gross margin declined by 40 basis points as a per cent of sales. The decline in gross margin per cent was primarily attributable to grand reopening promotional activities for the converted regions and growth in the managed care prescription business, which carries lower margins. Gross margin included a $32 million LIFO charge compared with a $23 million charge in 1996, reflecting continued inflation in prescription drug prices. SG&A expenses were well leveraged as a result of higher sales volumes and the elimination of duplicate support functions. For the year, SG&A expenses improved by 40 basis points as a per cent of sales.

Direct Marketing

--------------------------------------
  ($ in millions)                         1998            1997            1996
--------------------------------------------------------------------------------

  Operating revenue

     Insurance
     premiums, net                     $   872         $   800         $   711

     Membership fees                        65              50              37

     Investment income                      85              78              70
                                      ------------------------------------------
  Total revenue                          1,022             928             818

  Claims and benefits                     (340)           (332)           (298)

  Other operating
  expenses(1)                             (449)           (382)           (334)
--------------------------------------------------------------------------------
  Operating profit                     $   233         $   214         $   186
--------------------------------------------------------------------------------
  Revenue increase                        10.1%           13.4%           20.3%

  Operating profit increase                8.9%           15.1%           18.5%

  Operating profit as a
  per cent of revenue                     22.8%           23.1%           22.7%
--------------------------------------------------------------------------------

(1) Includes amortization of deferred acquisition costs of $195 million, $170 million, and $149 million, respectively.


In 1998, JCPenney Insurance Group changed its name to J. C. Penney Direct Marketing Services, Inc. (Direct Marketing) to more properly reflect the nature of its business - marketing both insurance and membership services.

Direct Marketing's operating profit has been consistently strong, totaling $233 million in 1998 compared with $214 million in 1997 and $186 million in 1996, representing approximately 23 per cent of revenues in each year. Both revenue and operating profit for Direct Marketing improved in 1998 for the eleventh consecutive year. Total revenue exceeded $1 billion for the first time in 1998, increasing from $928 million in 1997 and $818 million in 1996. The increase during both 1998 and 1997 was principally related to health insurance premiums, which account for approximately 70 per cent of total premiums, and which increased by 11.7 per cent and 17.6 per cent, respectively. Revenue growth for the three-year period is attributable to successfully maintaining and enhancing marketing relationships with businesses for the sale of insurance products throughout the United States and Canada, principally banks, oil companies, and retailers. In 1998, Direct Marketing expanded its international operations when it began marketing through business relationships in the United Kingdom and initiated activity in Australia.


Membership services, which consist principally of benefits for dental, pharmacy, vision and hearing, as well as services for travelers and motorists represent a small but growing component of the Direct Marketing business.


Net interest expense and credit operations

----------------------------
  ($ in millions)                1998     1997     1996
-------------------------------------------------------------

  Revenue                      $ (702)  $ (675)  $ (650)

  Bad debt expense                229      307      238

  Operating expenses              342      334      331

  Interest expense, net           611      581      359
-------------------------------------------------------------
  Net interest expense
  and credit operations        $  480   $  547   $  278

  90-day delinquency rate         3.0%     3.9%     3.7%
-------------------------------------------------------------


Includes amounts related to the Company's retained interest in JCP Master Credit Card Trust.

See page 42 for additional information.


Net interest expense and credit operations improved by $67 million in 1998 compared with 1997, principally as a result of declines in bad debt expenses. Bad debt expense declined by $78 million for the year as a result of favorable credit industry trends as well as the Company's efforts to tighten credit underwriting standards to improve portfolio performance and reduce risk. At the end of fiscal 1998, 90-day delinquencies were 3.0 per cent of receivables compared with 3.9 per cent at the end of 1997. Higher revenues in 1998 reflect the increase in owned customer receivables from $2,956 million to $3,406 million. Interest expense, net, including financing costs for receivables, inventory, and capital, increased to $611 million from $581 million last year due to higher borrowing levels.

Net interest expense and credit operations increased in 1997 compared to 1996, principally as a result of rising bad debt on customer receivables and interest expense on debt related to the drugstore acquisitions. While revenue increased in 1997, primarily as a result of modifications that were made to credit terms in selected states, it was more than offset by an increase of $69 million in bad debt expense. Bad debt expense in both 1997 and 1996 was negatively impacted by high delinquency rates and high levels of personal bankruptcies that were affecting the entire credit industry. The 90-day delinquency rate was 3.9 per cent at the end of 1997 compared with 3.7 per cent at the end of 1996. Interest expense increased in 1997 primarily as a result of $3.0 billion of debt that was issued in connection with the Eckerd acquisition.

The Company has experienced a migration of credit sales from its proprietary credit card to third-party cards over the past several years (see Supplemental Data on page 42). The Company has not experienced any significant adverse effects on total credit sales from the decline in proprietary card usage and continues to successfully manage both its proprietary card levels and its relationships with bankcard providers. The decline in receivable balances, however, has had a positive impact on the Company's cash flow.

Income taxes. The effective income tax rate in 1998 decreased to 37.8 per cent compared with 38.8 per cent in 1997 and 37.9 per cent in 1996.



F I N A N C I A L   C O N D I T I O N

Cash flow from operating activities was $1,058 million in 1998 compared with $1,218 million in 1997 and $382 million in 1996. Declines in receivable and inventory levels had a positive impact on cash flow for the year. While net income has remained relatively flat in recent years, cash flow has remained strong as a result of the increases in non-cash charges, primarily related to the Eckerd acquisition. 1998 cash flow from operations, adjusted for the effects of receivables financing, was sufficient to fund substantially all of the Company's operating needs - working capital, capital expenditures, and dividends. Management expects cash flow to cover the Company's operating needs for the foreseeable future.

Merchandise inventory. Total LIFO inventory was $6,031 million in 1998 compared with $6,162 million in 1997 and $5,722 million in 1996. The increase in 1997 was related to growth within Eckerd drugstores. FIFO merchandise inventory for department stores and catalog was $4,082 million, a decrease of 3.7 per cent on an overall basis and approximately two per cent for comparable stores compared with 1997 levels as the Company continued to focus on improving its merchandise procurement processes and increasing inventory turnover. Eckerd FIFO merchandise inventory was $2,176 million, an increase of 1.3 per cent compared with the prior year. It is anticipated that Eckerd inventories will grow as a result of its store expansion plans and its strategy to relocate older strip center stores to free-standing locations.

Properties. Property, plant, and equipment, net of accumulated depreciation, totaled $5,458 million at January 30, 1999, compared with $5,329 million and $5,014 million at the ends of fiscal 1997 and 1996, respectively.

At the end of 1998, the Company operated 1,148 JCPenney department stores, comprising 115.3 million gross square feet. The decline in the store count over the past two years was principally related to the closing of underperforming stores that was a component of the Company's 1997 other charges. All stores slated for closing had closed by the end of fiscal 1998. In addition, the Company operated 2,756 Eckerd drugstores as of the end of fiscal 1998, comprising 27.6 million square feet. Eckerd store counts have declined as a result of closing underperforming and overlapping stores during the conversion of former drugstore formats to Eckerd.

Capital expenditures

------------------------
  ($ in millions)         1998     1997     1996
------------------------------------------------------

  Department stores and
  catalog                $ 420    $ 443    $ 636

  Eckerd drugstores        256      341      103

  Other corporate           20       26       51
                        ------------------------------
  Total                  $ 696    $ 810    $ 790
------------------------------------------------------


1998 capital spending levels for property, plant, and equipment declined for both department stores and catalog and Eckerd drugstores. In 1998, the Company spent approximately $150 million on existing department store locations compared with approximately $200 million in both 1997 and 1996. It is expected that capital spending for department stores and catalog will total approximately $300 million in 1999.

Capital spending for drugstores declined in 1998 by $85 million. Capital spending levels in 1997 included additional capital requirements needed to support the conversion of drugstores to the Eckerd name and format. During 1998, Eckerd added 256 new, relocated, and acquired stores and expects to add an additional 275 in 1999, excluding the Genovese acquisition. Capital spending in 1999 is projected at approximately $300 million, with the majority of the spending related to the new and relocated stores.

Total capital spending for 1999 is currently projected at approximately $650 million.

Acquisitions. The Company completed the acquisition of a majority interest in Lojas Renner S.A. (Renner), a 21-store Brazilian department store chain, in January 1999. The total purchase price of $139 million is being allocated to assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over fair value is expected to be $58 million and is included in intangible assets in the consolidated balance sheets. The acquisition is being accounted for under the purchase method. Renner is a calendar year company, and therefore their results will be included with Company results of operations beginning in fiscal 1999.

During fiscal 1998, Direct Marketing formed Quest Membership Services, Inc. and acquired certain assets to expand its membership services operation to include travel services. In addition, Direct Marketing acquired Insurance Consultants, Inc. which strengthens its access to other business relationships. The total purchase price for the two acquisitions was approximately $72 million.

Intangible assets. At the end of 1998, goodwill and other intangible assets, net, totalled $2,933 million compared with $2,940 million in 1997 and $1,861 million in 1996. Intangible assets consist principally of favorable lease rights, prescription files, software, trade name, and goodwill. They represent the excess of the purchase price over the fair value of assets received in the Company's drugstore acquisitions. The increase in 1997 was related to the completion of the Eckerd acquisition in February 1997.

Reserves. At the end of 1998, the consolidated balance sheet included reserves totaling $110 million which are included as a component of accounts payable and accrued expenses and $25 million in receivables, net. These reserves were established in connection with 1996 and 1997 restructuring charges, principally those related to drugstore integration activities and the closing of underperforming department stores. The reserves consisted principally of the present value of future lease obligations for closed stores and for severance and outplacement costs related to a reduction in force program. Reserve balances were calculated based upon estimated costs to complete the various programs. Actual costs were below the original estimates for the reduction in force program and closing of underperforming stores. Consequently, reserves were adjusted in the fourth quarter of 1998, resulting in a pre-tax credit of $22 million that is reported as other charges, net. Reserve balances were reduced by $84 million in 1998 for cash payments made during the year. Also, in connection with the Company's early retirement program, reserves were established for the periodic future payments to be made under the Company's pension plans. These reserves are included in pension liabilities which are discussed in Note 12 to the consolidated financial statements, Retirement Plans, on page 32. Payments for both lease obligations and pension benefits will be paid out over an extended period of time. See Note 13, Other Charges, Net, on page 33 for additional information.

Debt to capital


                                1998      1997      1996
---------------------------------------------------------------
  Debt to capital per cent      62.7%*    60.4%     64.5%**
---------------------------------------------------------------


 * Upon completion of the Genovese Drug Stores, Inc. acquisition, the debt to capital ratio declined to 61.9 per cent.

** Upon completion of the Eckerd acquisition, the debt to capital ratio declined to 60.1 per cent.


The Company's debt to capital per cent, assuming completion of the drugstore acquisitions, has increased over the past three years. The Company expects the debt to capital ratio to improve over the next several years.

During the fourth quarter of 1998, JCP Receivables, Inc., an indirect wholly owned special purpose subsidiary of the Company, completed a public offering of $650 million aggregate principal amount of 5.5 per cent Series E asset-backed securities of the JCP Master Credit Card Trust. In addition, the Company retired $449 million of debt at the normal maturity date during the year, including the debt associated with the Company's ESOP. In 1997's first quarter, the Company issued $3.0 billion of long-term debt, which principally represented a conversion of short-term debt that had been issued in 1996 in connection with the initial phase of the Eckerd acquisition. The average effective interest rate on the debt issued in 1997 was 7.5 per cent and the average maturity was 30 years. Total debt, both on and off-balance-sheet, was $12,044 million at the end of 1998 compared with $11,237 million in 1997 and $10,807 million in 1996.

During the past three years, the Company has issued 28.4 million shares of common stock related to its drugstore acquisitions. The Company repurchased 5.0 million shares of its common stock in the fourth quarter of 1998 for $270 million and 7.5 million shares in 1996 for $366 million as part of previously approved share repurchase programs. The Company has the authority to repurchase an additional 5.0 million shares under these programs.

Year 2000 readiness. The Year 2000 issue exists because many computer systems store and process dates using only the last two digits of the year. Such systems, if not changed, may interpret "00" as "1900" instead of the year "2000." The Company has been working to identify and address Year 2000 issues since January 1995. The scope of this effort includes internally developed information technology systems, purchased and leased software, embedded systems, and electronic data interchange transaction processing.

In October 1996, a companywide task force was formed to provide guidance to the Company's operating and support departments and to monitor the progress of efforts to address Year 2000 issues. The Company has also consulted with various third parties, including, but not limited to, outside consultants, outside service providers, infrastructure suppliers, industry groups, and other retail companies and associations to develop industrywide approaches to the Year 2000 issue, to gain insights to problems, and to provide additional perspectives on solutions. Year 2000 readiness work was more than 90 per cent complete as of January 30, 1999. Since January 1999, the Company has been retesting all systems critical to the Company's core businesses. The Company has also focused on the Year 2000 readiness of its suppliers and service providers, both independently and in conjunction with the National Retail Federation.

Despite the significant efforts to address Year 2000 concerns, the Company could potentially experience disruptions to some of its operations, including those resulting from noncompliant systems used by third-party business and governmental entities. The Company has developed contingency plans to address potential Year 2000 disruptions. These plans include business continuity plans that address accessibility and functionality of Company facilities as well as steps to be taken if an event causes failure of a system critical to the Company's core business activities.

Through the end of fiscal 1998, the Company had incurred approximately $32 million to achieve Year 2000 compliance, including approximately $9 million related to capital projects. The Company's projected cost for Year 2000 remediation is currently estimated to be $46 million. Total costs have not had, and are not expected to have, a material impact on the Company's financial results.

Inflation and changing prices. Inflation and changing prices have not had a significant impact on the Company in recent years due to low levels of inflation.

Subsequent events. In February 1999, the Company redeemed approximately $199 million principal amount of 9.25 per cent of Eckerd notes that had an original maturity date in 2004.

On March 1, 1999, the Company completed the acquisition of Genovese Drug Stores, Inc. (Genovese), a 141-drugstore chain with locations in New York, New Jersey, and Connecticut, with 1998 sales of approximately $800 million. The acquisition was accomplished through an exchange of approximately 9.6 million shares of JCPenney common stock for the outstanding shares of Genovese, and the conversion of outstanding Genovese stock options into approximately 550 thousand common stock options of the Company. The total value of the transaction, including the assumption of approximately $65 million of debt, was approximately $420 million. The purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values, as well as intangible assets acquired, primarily prescription files and favorable lease rights. The excess purchase price over the fair value of assets acquired and liabilities assumed will be classified as goodwill and amortized over 40 years. The acquisition will be accounted for under the purchase method.

COMPANY STATEMENT ON FINANCIAL INFORMATION

The Company is responsible for the information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and present fairly, in all material respects, the Company's results of operations, financial position, and cash flows. Certain amounts included in the consolidated financial statements are estimated based on currently available information and judgment as to the outcome of future conditions and circumstances. Financial information elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

The Company's system of internal controls is supported by written policies and procedures and supplemented by a staff of internal auditors. This system is designed to provide reasonable assurance, at suitable costs, that assets are safeguarded and that transactions are executed in accordance with appropriate authorization, and are recorded and reported properly. The system is continually reviewed, evaluated, and where appropriate, modified to accommodate current conditions. Emphasis is placed on the careful selection, training, and development of professional managers.

An organizational alignment that is premised upon appropriate delegation of authority and division of responsibility is fundamental to this system. Communication programs are aimed at assuring that established policies and procedures are disseminated and understood throughout the Company.

The consolidated financial statements have been audited by independent auditors whose report appears to the right. Their audit was conducted in accordance with generally accepted auditing standards, which include the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

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


/s/ Donald A. McKay

Donald A. McKay
Executive Vice President and Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of J. C. Penney Company, Inc.:

We have audited the accompanying consolidated balance sheets of J. C. Penney Company, Inc. and Subsidiaries as of January 30, 1999, and January 31, 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended January 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Company, Inc. and Subsidiaries as of January 30, 1999, and January 31, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended January 30, 1999, in conformity with generally accepted accounting principles.


KPMG LLP

KPMG LLP
Dallas, Texas
February 25, 1999

CONSOLIDATED STATEMENTS OF INCOME


J. C. Penney Company, Inc. and Subsidiaries


------------------------------------------------------
($ in millions)                                             1998              1997              1996
---------------------------------------------------------------------------------------------------------
  Revenue
  Retail sales, net                                      $ 29,656          $ 29,618          $ 22,653
  Direct marketing revenue                                  1,022               928               818
                                                       --------------------------------------------------
  Total revenue                                            30,678            30,546            23,471
  Costs and expenses
  Cost of goods sold                                       21,761            21,385            16,058
  Drugstore inventory integration losses                       98                45                31
                                                       --------------------------------------------------
  Total cost of goods sold                                 21,859            21,430            16,089
  Selling, general, and administrative expenses             6,530             6,473             5,282
  Costs and expenses of Direct Marketing                      789               714               632
  Other unallocated                                           (26)              (39)              (45)
  Net interest expense and credit operations                  480               547               278
  Amortization of intangible assets                           113               117                23
  Other charges, net                                          (22)              379               303
                                                       --------------------------------------------------
  Total costs and expenses                                 29,723            29,621            22,562
                                                       --------------------------------------------------
  Income before income taxes                                  955               925               909
  Income taxes                                                361               359               344
---------------------------------------------------------------------------------------------------------
  Net income                                             $    594          $    566          $    565
---------------------------------------------------------------------------------------------------------

Earnings per common share

------------------------------------------------------                      Average
  (in millions, except per share data)                     Income           Shares             EPS
---------------------------------------------------------------------------------------------------------
  1998
  Net income                                                $ 594
  Less preferred stock dividends                              (38)
                                                      ---------------------------------------------------
  Basic EPS                                                   556               253            $ 2.20
  Stock options and convertible preferred stock                37                18
---------------------------------------------------------------------------------------------------------
  Diluted EPS                                               $ 593               271            $ 2.19
---------------------------------------------------------------------------------------------------------
  1997
  Net income                                                $ 566
  Less preferred stock dividends                              (40)
                                                      ---------------------------------------------------
  Basic EPS                                                   526               247            $ 2.13
  Stock options and convertible preferred stock                36                21
---------------------------------------------------------------------------------------------------------
  Diluted EPS                                               $ 562               268            $ 2.10
---------------------------------------------------------------------------------------------------------
  1996
  Net income                                                $ 565
  Less preferred stock dividends                              (40)
                                                      ---------------------------------------------------
  Basic EPS                                                   525               226            $ 2.32
  Stock options and convertible preferred stock                35                22
---------------------------------------------------------------------------------------------------------
  Diluted EPS                                               $ 560               248            $ 2.25
---------------------------------------------------------------------------------------------------------

See Notes to the Consolidated Financial Statements on pages 26 through 39.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

J. C. Penney Company, Inc. and Subsidiaries

                                                                               Accumulated
                                                   Guaranteed                     Other          Total
-----------------------   Common     Preferred       LESOP       Reinvested   Comprehensive   Stockholders'
  ($ in millions)         Stock        Stock       Obligation     Earnings   Income/(Loss)(1)    Equity
------------------------------------------------------------------------------------------------------------
  January 27, 1996       $ 1,112       $ 603        $ (228)       $ 4,339        $  58         $ 5,884
------------------------------------------------------------------------------------------------------------
  Net income                                                          565                          565
  Net unrealized change
  in investments                                                                   (18)            (18)
  Currency translation
  adjustments                                                                       (3)             (3)
                         -----------------------------------------------------------------------------------
  Total comprehensive
  income                                                              565          (21)            544
  Dividends declared                                                 (511)                        (511)
  Common stock issued        350                                                                   350
  Common stock retired       (46)                                    (320)                        (366)
  Preferred stock retired                (35)                                                      (35)
  LESOP payment                                         86                                          86
------------------------------------------------------------------------------------------------------------
  January 25, 1997         1,416         568          (142)         4,073           37           5,952
------------------------------------------------------------------------------------------------------------
  Net income                                                          566                          566
  Net unrealized change
  in investments                                                                    14              14
  Currency translation
  adjustments                                                                       (3)             (3)
                         -----------------------------------------------------------------------------------
  Total comprehensive
  income                                                              566           11             577
  Dividends declared                                                 (573)                        (573)
  Common stock issued      1,350                                                                 1,350
  Preferred stock retired                (42)                                                      (42)
  LESOP payment                                         93                                          93
------------------------------------------------------------------------------------------------------------
  January 31, 1998         2,766         526           (49)         4,066           48           7,357
------------------------------------------------------------------------------------------------------------
  Net income                                                          594                          594
  Net unrealized change
  in investments                                                                    (1)             (1)
  Currency translation
  adjustments(2)                                                                   (61)            (61)
                         -----------------------------------------------------------------------------------
  Total comprehensive
  income                                                              594          (62)            532
  Dividends declared                                                 (588)                        (588)
  Common stock issued        140                                                                   140
  Common stock retired       (56)                                    (214)                        (270)
  Preferred stock retired                (51)                                                      (51)
  LESOP payment                                         49                                          49
------------------------------------------------------------------------------------------------------------
  January 30, 1999       $ 2,850       $ 475        $    -        $ 3,858        $ (14)        $ 7,169
------------------------------------------------------------------------------------------------------------

(1) Net unrealized changes in investment securities are shown net of deferred taxes of $36 million, $39 million, and $30 million, respectively. A deferred tax asset has not been established for currency translation adjustments.

(2) 1998 currency translation adjustments include $(49) million associated with assets acquired and liabilities assumed in the purchase of Renner.

See Notes to the Consolidated Financial Statements on pages 26 through 39.

CONSOLIDATED BALANCE SHEETS

J. C. Penney Company, Inc. and Subsidiaries


----------------------------------------------------------------------
  ($ in millions)                                                            1998             1997
---------------------------------------------------------------------------------------------------------
  Assets
  Current assets
     Cash (including short-term investments of $95 and $208)               $     96         $    287
     Retained interest in JCP Master Credit Card Trust                          415            1,073
     Receivables, net (bad debt reserve of $149 and $135)                     4,415            3,819
     Merchandise inventory (including LIFO reserves of $227 and $225)         6,031            6,162
     Prepaid expenses                                                           168              143
                                                                       ----------------------------------
  Total current assets                                                       11,125           11,484
  Property, plant, and equipment
     Land and buildings                                                       3,109            2,993
     Furniture and fixtures                                                   4,045            4,089
     Leasehold improvements                                                   1,179            1,192
     Accumulated depreciation                                                (2,875)          (2,945)
                                                                       ----------------------------------
  Property, plant, and equipment, net                                         5,458            5,329
  Investments, principally held by Direct Marketing                           1,961            1,774
  Deferred policy acquisition costs                                             847              752
  Goodwill and other intangible assets, net (accumulated
  amortization of $221 and $108)                                              2,933            2,940
  Other assets                                                                1,314            1,214
---------------------------------------------------------------------------------------------------------
  Total Assets                                                             $ 23,638         $ 23,493
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
  Liabilities and Stockholders' Equity
  Current liabilities
     Accounts payable and accrued expenses                                 $  3,465         $  4,059
     Short-term debt                                                          1,924            1,417
     Current maturities of long-term debt                                       438              449
     Deferred taxes                                                             143              116
                                                                       ----------------------------------
  Total current liabilities                                                   5,970            6,041
  Long-term debt                                                              7,143            6,986
  Deferred taxes                                                              1,517            1,325
  Insurance policy and claims reserves                                          946              872
  Other liabilities                                                             893              912
                                                                       ----------------------------------
  Total Liabilities                                                          16,469           16,136
  Stockholders' Equity
     Preferred stock: authorized, 25 million shares; issued and outstanding,
     0.8 million and 0.9 million shares Series B ESOP Convertible Preferred     475              526
     Guaranteed LESOP obligation                                                  -              (49)
     Common stock, par value 50 cents: authorized, 1,250 million shares;
     issued and outstanding 250 million and 251 million shares                2,850            2,766
     Reinvested earnings                                                      3,858            4,066
     Accumulated other comprehensive income/(loss)                              (14)              48
                                                                       ----------------------------------
  Total Stockholders' Equity                                                  7,169            7,357
---------------------------------------------------------------------------------------------------------
  Total Liabilities and Stockholders' Equity                               $ 23,638         $ 23,493
---------------------------------------------------------------------------------------------------------

See Notes to the Consolidated Financial Statements on pages 26 through 39.

CONSOLIDATED STATEMENTS OF CASH FLOWS

J. C. Penney Company, Inc. and Subsidiaries

----------------------------------------------------
  ($ in millions)                                              1998              1997             1996
---------------------------------------------------------------------------------------------------------
  Operating Activities
  Net income                                            $     594         $     566        $     565
  Gain on the sale of banking assets                            -               (52)               -
  Other charges, net                                          (22)              371              310
  Depreciation and amortization, including
  intangible assets                                           637               584              381
  Deferred taxes                                              219                 1              (18)
  Change in cash from:
     Customer receivables                                     258               215             (172)
     Inventory, net of trade payables                          64              (395)            (521)
     Current taxes payable                                   (171)              116               31
     Other assets and liabilities, net                       (521)(1)          (188)            (194)
                                                    -----------------------------------------------------
                                                            1,058             1,218              382
---------------------------------------------------------------------------------------------------------
  Investing Activities
  Capital expenditures                                       (744)             (824)            (704)
  Proceeds from the sale of banking assets, net                 -               276                -
  Acquisitions(2)                                            (247)                -           (1,776)
  Purchase of investment securities                          (611)             (401)            (471)
  Proceeds from the sale of investment securities             447               252              493
                                                    -----------------------------------------------------
                                                           (1,155)             (697)          (2,458)
---------------------------------------------------------------------------------------------------------
  Financing Activities
  Change in short-term debt                                   507            (2,533)           2,401
  Proceeds from the issuance of long-term debt                644             2,990              596
  Payment of long-term debt                                  (478)             (343)            (133)
  Common stock issued, net                                     89                79               33
  Common stock purchased and retired                         (270)                -             (366)
  Dividends paid, preferred and common                       (586)             (558)            (497)
                                                    -----------------------------------------------------
                                                              (94)             (365)           2,034
---------------------------------------------------------------------------------------------------------
  Net Increase/(Decrease) in Cash and
  Short-Term Investments                                     (191)              156              (42)
  Cash and short-term investments at beginning of year        287               131              173
---------------------------------------------------------------------------------------------------------
  Cash and Short-Term Investments at End of Year        $      96         $     287        $     131
---------------------------------------------------------------------------------------------------------
  Supplemental Cash Flow Information
  Interest paid                                         $     649         $     571        $     390
  Interest received                                            45                71               60
  Income taxes paid                                           307               225              356
---------------------------------------------------------------------------------------------------------

(1) The increase in other assets and liabilities, net, is principally related to increases in Eckerd receivables and payments related to reserves established in 1997.

(2) Reflects total cash changes related to acquisitions.

Non-cash transactions: In 1997, the Company issued 23.2 million shares of common stock having a value of $1.3 billion to complete the acquisition of Eckerd. In 1996, the Company issued 5.2 million shares of common stock having a value of $278 million for the acquisition of Fay's Incorporated.

See Notes to the Consolidated Financial Statements on pages 26 through 39.

Notes to the Consolidated Financial Statements



        1  Summary of Accounting Policies

        2  Retained Interest in JCP Master Credit Card Trust

        3  Investments and Fair Value of Financial Instruments

        4  Accounts Payable and Accrued Expenses

        5  Short-Term Debt

        6  Long-Term Debt

        7  Capital Stock

        8  Stock-Based Compensation

        9  Interest Expense, Net

       10  Lease Commitments

       11  Advertising Costs

       12  Retirement Plans

       13  Other Charges, Net

       14  Taxes

       15  Segment Reporting

1    SUMMARY OF ACCOUNTING POLICIES

Basis of presentation. Certain prior year amounts have been reclassified to conform to the current year presentation.

Basis of consolidation. The consolidated financial statements present the results of J. C. Penney Company, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Definition of fiscal year. The Company's fiscal year ends on the last Saturday in January. Fiscal 1998 ended January 30, 1999; fiscal 1997 ended January 31, 1998; and fiscal 1996 ended January 25, 1997. Fiscal 1997 was a 53-week year; fiscal 1998 and 1996 were 52-week years. The accounts of Direct Marketing and Renner are on a calendar-year basis.

Retail sales, net. Retail sales include merchandise and services, net of returns, and exclude all taxes.

Direct marketing revenue. Premium income for life insurance contracts is recognized as income when due. Premium income for accident and health, and credit insurance and membership services income is reported as earned over the coverage period. Premiums and fees paid in advance are deferred and recognized as income over the coverage period.

Earnings per common share. Basic earnings per share is computed by dividing net income less dividend requirements on the Series B ESOP convertible preferred stock, net of tax, by the weighted average common stock outstanding. Diluted earnings per share assumes the exercise of stock options and the conversion of the Series B ESOP convertible preferred stock into the Company's common stock. Additionally, it assumes adjustment of net income for the additional cash requirements, net of tax, needed to fund the ESOP debt service resulting from the assumed replacement of the preferred dividends with common stock dividends.

Cash and short-term investments. The Company's short-term investments are comprised principally of commercial paper which has a maturity at the acquisition date of less than three months. All other securities are classified as investments on the consolidated balance sheets.

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

Merchandise inventory. Substantially all merchandise inventory is valued at the lower of cost (last-in, first-out) or market, determined by the retail method. The Company determines the lower of cost or market on an aggregated basis for similar types of merchandise. The Company applies internally developed indices to measure increases and decreases in its own retail prices.

Depreciation and amortization. All long-lived assets are amortized on a straight-line basis over their respective useful lives. The primary useful life for buildings is 50 years, and ranges from three to 20 years for furniture and equipment. Improvements to leased premises are amortized over the expected term of the lease or their estimated useful lives, whichever is shorter. Trade name and goodwill are generally amortized over 40 years. Other intangible assets, whose fair value is determined at the date of acquisition, are amortized over periods ranging from five to seven years.

Impairment of assets. The Company assesses the recoverability of asset values, including goodwill and other intangible assets, on a periodic basis by comparing expected cash flows to net book value. Impaired assets are written down to estimated fair value.

Deferred charges. Deferred policy acquisition and advertising costs, principally solicitation and marketing costs and commissions, incurred by Direct Marketing to secure new business are amortized over the expected premium-paying period of the related policies and over the expected period of benefits for memberships.

Capitalized software costs. Costs associated with the acquisition or development of software for internal use are capitalized and amortized over the expected useful life of the software. The amortization period generally ranges from three to 10 years.

Investments. The Company's investments are classified as available-for-sale and are carried at fair value. Changes in unrealized gains and losses are included in other comprehensive income, net of applicable income taxes.

Insurance policy reserves. Liabilities established by Direct Marketing for future policy benefits are computed using a net level premium method including assumptions as to investment yields, mortality, morbidity, and persistency based on the Company's experience.

Advertising. Costs for newspaper, television, radio, and other media advertising are expensed as incurred. Catalog book preparation and printing costs, which are considered direct response advertising, are charged to expense over the life of the catalog, not to exceed six months.

Pre-opening expenses. Costs associated with the opening of new stores are expensed in the period incurred.

Derivative financial instruments. The Company selectively uses non-leveraged, off-balance-sheet derivative instruments to manage its market and interest rate risk, and does not hold derivative positions for trading purposes. The current derivative position consists of a non-leveraged, off-balance-sheet interest rate swap which is accounted for by recording the net interest received or paid as an adjustment to interest expense on a current basis. Gains or losses resulting from market movements are not recognized.

Use of estimates. Certain amounts included in the Company's consolidated financial statements are based upon estimates. Actual results may differ from these estimates.

New accounting rules. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. The new rules are effective for quarters beginning after June 15, 1999. The Company has a limited exposure to derivative products and does not expect these new rules to have a material impact on reported results.

The American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, in March 1998. The Company adopted the new rules in 1998 and capitalized approximately $20 million of software development costs during the year. Due to the significance of systems development costs, it is expected that capitalized software costs will increase over the next several years.

The AICPA also issued SOP No. 98-5, Reporting on the Costs of Start-Up Activities, in April 1998. The Company adopted the new accounting rules in 1998. The new rules require that start-up costs, including store pre-opening expenses, be expensed as incurred. The Company's existing accounting policy conforms with the new rules; accordingly, there was no impact on the Company's results of operation.

2    RETAINED INTEREST IN JCP MASTER CREDIT CARD TRUST

The Company has transferred portions of its customer receivables to a trust which, in turn, has sold certificates in public offerings representing undivided interests in the trust. As of January 30, 1999, $1,143 million of the certificates were outstanding and the balance of the receivables in the trust was $1,578 million. The Company owns the remaining undivided interest in the trust not represented by the certificates.

The retained interest in the trust is accounted for as an investment in accordance with FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The carrying value of $415 million in 1998 and $1,073 million in 1997 includes a valuation reserve of $15 million and $40 million, respectively. Due to the short-term nature of this investment, the carrying value approximates fair value.

3    INVESTMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

                                              1998                1997
-----------------------------------------------------------------------------
                                       Amortized   Fair    Amortized   Fair
($ in millions)                          Cost     Value      Cost     Value
-----------------------------------------------------------------------------
Fixed income securities                $ 1,269   $ 1,322   $ 1,126   $ 1,167

Asset-backed certificates                  431       449       431       459

Equity securities                          159       190       113       148
-----------------------------------------------------------------------------
Total                                  $ 1,859   $ 1,961   $ 1,670   $ 1,774
-----------------------------------------------------------------------------

Investments. The Company's investments are recorded at fair value based on quoted market prices and consist principally of fixed income and equity securities, substantially all of which are held by Direct Marketing, and asset-backed certificates. The majority of the fixed income securities mature during the next ten years. Unrealized gains and losses are included in stockholders' equity, net of tax, and are shown as a component of other comprehensive income.

Financial liabilities. Financial liabilities are recorded in the consolidated balance sheets at historical cost, which approximates fair value. Such fair values are not necessarily indicative of actual market transactions. The fair value of long-term debt, excluding capital leases, is based on the interest rate environment and the Company's credit rating. All long-term debt is fixed rate and therefore the Company is not exposed to fluctuations in market rates except to the extent described in the following paragraph.

Derivative financial instruments. The Company's current derivative position consists of one interest rate swap which was entered into in connection with the issuance of asset-backed certificates in 1990. This swap helps to protect certificate holders by reducing the effects of an early amortization of the principal. According to the terms of the swap, the Company pays fixed interest at 9.625 per cent and receives variable interest based on floating commercial paper rates. The Company's total exposure resulting from the swap is not material. As discussed in Note 1, the net amount paid or received is included in interest expense.

Concentrations of credit risk. The Company has no significant concentrations of credit risk. Individual accounts comprising accounts receivable are widely dispersed and investments are well diversified.

4    ACCOUNTS PAYABLE AND ACCRUED EXPENSES

-------------------------------------------------
($ in millions)                                          1998      1997
-------------------------------------------------------------------------
Trade payables                                         $ 1,496   $ 1,551

Accrued salaries, vacation, and bonus                      444       487

Taxes payable                                              232       486

Interest payable                                           165       165

Common dividends payable                                   140       136

Other(1)                                                   988     1,234
-------------------------------------------------------------------------
Total                                                  $ 3,465   $ 4,059
-------------------------------------------------------------------------

(1) Includes $110 million and $216 million for 1998 and 1997, respectively, related to other charges, principally future lease obligations.

5    SHORT-TERM DEBT

-------------------------------------------------
($ in millions)                                          1998      1997
-------------------------------------------------------------------------
Commercial paper                                       $ 1,924   $ 1,417

Average interest rate at year-end                          5.1%      5.6%
-------------------------------------------------------------------------

Committed bank credit facilities available to the Company as of January 30, 1999 totaled $3.0 billion. The facilities, as amended and restated in 1998, support the Company's short-term borrowing program and are comprised of a $1.5 billion, 364-day revolver and a $1.5 billion, five-year revolver. The 364-day revolver includes a $750 million seasonal credit line for the August to January period, allowing the Company to match its seasonal borrowing requirements. None of the borrowing facilities was in use as of January 30, 1999.

The Company also has $910 million of uncommitted credit lines in the form of letters of credit with seven banks to support its direct import merchandise program. As of January 30, 1999, $280 million of letters of credit issued by the Company were outstanding.


6    LONG-TERM DEBT


                           Jan. 30, 1999      Jan. 31, 1998
-----------------------  Avg.               Avg.
($ in millions)          Rate    Balance    Rate    Balance
------------------------------------------------------------
Notes and debentures

     Due Year 1          8.0%   $  424      5.4%     $ 400

     Due Year 2          6.7%      625      6.9%       225

     Due Year 3          9.1%      250      6.7%       625

     Due Year 4          7.5%    1,100      9.1%       250

     Due Year 5          5.8%    1,000      7.5%     1,100

     Due 6-10 years      8.0%    1,441      7.8%     1,760

     Due 11-15 years     9.0%      125      8.0%       325

     Due 16-20 years     7.6%      767      7.7%       780

     Due 21-30 years     7.5%      875      7.5%       887

     Due thereafter      7.5%      900      7.5%       900
                       -------------------------------------
  Total notes and
  debentures             7.4%    7,507      7.5%     7,252

  Guaranteed LESOP
  notes, due 1998                    -                  49

  Capital lease
  obligations and other             74                 134

  Less current
  maturities                      (438)               (449)
------------------------------------------------------------
  Total long-term debt         $ 7,143             $ 6,986
------------------------------------------------------------

During 1998, JCP Receivables, Inc., an indirect wholly owned special purpose subsidiary of the Company, completed a public offering of $650 million aggregate principal amount of Series E asset-backed certificates of JCPenney Master Credit Card Trust. The certificates have a maturity of five years and an interest rate of 5.5 per cent. This transaction did not meet the criteria for sale accounting under FAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and accordingly it was recorded as a secured borrowing by the Company. Proceeds from the offering were used for general corporate purposes. In 1997, the Company issued $3.0 billion of debt in connection with its drugstore acquisitions. These notes and debentures had an average maturity of 30 years and an average interest rate of 7.5 per cent. All notes and debentures have similar characteristics regardless of due date and therefore are grouped by maturity date.

7     CAPITAL STOCK


At January 30, 1999, there were approximately 56 thousand stockholders of record. On a combined basis, the Company's savings plans, including the Company's employee stock ownership plan (ESOP), held 43.4 million shares of common stock, or 16.3 per cent of the Company's common shares after giving effect to the conversion of preferred stock.

Common stock. The Company has authorized 1,250 million shares, par value $.50; 250 million shares were issued and outstanding as of January 30, 1999, and 251 million shares were issued and outstanding as of January 31, 1998.

Preferred stock. The Company has authorized 25 million shares; 792 thousand shares of Series B ESOP Convertible Preferred Stock were issued and outstanding as of January 30, 1999, and 876 thousand shares were issued and outstanding as of January 31, 1998. Each share is convertible into 20 shares of the Company's common stock at $30 per common share. Dividends are cumulative and are payable semi-annually at a rate of $2.37 per common share equivalent, a yield of 7.9 per cent. Shares may be redeemed at the option of the Company or the ESOP under certain circumstances. The redemption price may be satisfied in cash or common stock or a combination of both, at the Company's sole discretion.

Preferred stock purchase rights. In March 1999, the Board of Directors declared a dividend distribution of one preferred stock purchase right on each outstanding share of common stock in connection with the redemption of the Company's then existing preferred stock purchase rights program. These rights entitle the holder to purchase, for each right held, 1/1000 of a share of Series A Junior Participating Preferred Stock at a price of $140. The rights are exercisable by the holder upon the occurrence of certain events and are redeemable by the Company under certain circumstances as described by the rights agreement. The rights agreement contains a three-year independent director evaluation provision. This "TIDE" feature provides that a committee of the Company's independent directors will review the rights agreement at least every three years and, if they deem it appropriate, may recommend to the Board a modification or termination of the rights agreement.


8    STOCK-BASED COMPENSATION

The Company has a stock-based compensation plan which was approved by stockholders in 1997. The plan reserved 14 million shares of common stock for issuance to plan participants upon the exercise of options over the 10-year term of the plan. Approximately 2,000 employees, comprised principally of selected management employees, are eligible to participate. Both the number of shares and the exercise price, which is based on the average market price, are fixed at the date of grant and have a maximum term of 10 years. The plan also provides for grants of stock options and stock awards to outside members of the Board of Directors. Shares acquired by such directors are not transferable until a director terminates service.

The Company accounts for stock-based compensation under the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, net income and earnings per share shown in the consolidated statements of income appearing on page 22 do not reflect any compensation cost for the Company's fixed stock options. In accordance with FAS No. 123, Accounting for Stock-Based Compensation, the fair value of each fixed option granted is estimated on the date of grant using the Black-Scholes option pricing model, as follows:

Option assumptions


                                 1998     1997     1996
----------------------------------------------------------
  Dividend yield                 3.8%     4.0%     3.9%

  Expected volatility           20.5%    21.3%    22.3%

  Risk-free interest rate        5.7%     6.3%     5.6%

  Expected option term        6 years  6 years  5 years

  Fair value per share of
  options granted            $ 13.66   $ 9.76   $ 8.88
----------------------------------------------------------


Compensation expense recorded under FAS No. 123 would have been approximately $21 million in 1998 and $11 million in 1997 and 1996, reducing earnings per share by eight cents in 1998, and approximately four cents in the other two years. The following table summarizes the status of the Company's fixed stock option plans for the years ended January 30, 1999, January 31, 1998, and January 25, 1997:

Options


--------------------------------
  (shares in thousands; price            1998                      1997                     1996
  is weighted average)            Shares       Price       Shares       Price       Shares        Price
------------------------------------------------------------------------------------------------------------
  Beginning of year                7,583       $ 40         8,633       $ 36         8,867        $ 33

  Granted                          1,643         71         1,413         45         1,266          48

  Exercised                       (2,100)       (36)       (2,347)       (30)       (1,427)        (27)

  Expired and cancelled             (154)       (61)         (116)       (48)          (73)        (42)
                                ----------------------------------------------------------------------------
  Outstanding at end of year       6,972         48         7,583         40         8,633          36

  Exercisable at end of year       5,418         41         6,428         38         7,419          35
------------------------------------------------------------------------------------------------------------

Options as of January 30, 1999

                                                          Outstanding                  Exercisable
----------------------------------------------------------------------------------------------------------
  (shares in thousands; price and                                       Remaining
  remaining term are weighted averages)       Shares       Price       Term (Yrs.)   Shares     Price
----------------------------------------------------------------------------------------------------------
  Under $25                                       83       $   9           4.6          83      $   9

  $25-$35                                      1,761          28           2.3       1,761         28

  $35-$45                                        998          42           5.7         980         42

  $45-$55                                      1,842          48           7.6       1,842         48

  Over $55                                     2,288          66           8.2         752         55
----------------------------------------------------------------------------------------------------------
  Total                                        6,972        $ 48           6.0       5,418       $ 41
----------------------------------------------------------------------------------------------------------


9    INTEREST EXPENSE, NET


----------------------
  ($ in millions)         1998     1997     1996
---------------------------------------------------

  Short-term debt        $ 106    $ 121    $ 102

  Long-term debt           557      527      312

  Other, net*              (52)     (67)     (55)
---------------------------------------------------
  Interest expense, net  $ 611    $ 581    $ 359
---------------------------------------------------

* Includes $39 million in 1998 and $34 million in 1997 and 1996 for interest income from the Company's investment in asset-backed certificates.



10   LEASE COMMITMENTS


The Company conducts the major part of its operations from leased premises that include retail stores, warehouses, offices, and other facilities. Almost all leases will expire during the next 20 years; however, most leases will be renewed or replaced by leases on other premises. Rent expense for real property operating leases totaled $585 million in 1998, $541 million in 1997, and $333 million in 1996, including contingent rent based on sales of $66 million, $72 million, and $48 million for the three years, respectively.

The Company also leases data processing equipment and other personal property under operating leases of primarily three to five years. Rent expense for personal property leases was $123 million in 1998, $126 million in 1997, and $106 million in 1996.

Future minimum lease payments for noncancelable operating and capital leases, net of subleases, as of January 30, 1999 were:


------------------------------
  ($ in millions)                    Operating  Capital
--------------------------------------------------------

  1999                               $    565    $ 11

  2000                                    510      11

  2001                                    440      11

  2002                                    408       6

  2003                                    384       1

  Thereafter                            2,841       -
--------------------------------------------------------
  Total minimum lease payments        $ 5,148    $ 40

  Present value                       $ 2,715    $ 35

  Weighted average interest rate          10%     10%
--------------------------------------------------------

Minimum lease payments are shown net of estimated executory costs, principally real estate taxes, maintenance, and insurance.

11   ADVERTISING COSTS


Advertising costs consist principally of newspaper, television, radio, and catalog book costs. In 1998, the total cost of advertising was $1,077 million compared with $977 million in 1997, and $988 million in 1996. The "other assets" section of the consolidated balance sheets includes deferred catalog book costs of $87 million as of January 30, 1999, and $89 million as of January 31, 1998.



12   RETIREMENT PLANS


The Company's retirement plans consist principally of a noncontributory pension plan, a noncontributory supplemental retirement program for certain management associates, a contributory medical and dental plan, and a savings plan, including a 401(k) plan and an employee stock ownership plan. In addition, in 1998, the Company adopted two nonqualified savings plans. Pension plan assets are invested in a balanced portfolio of equity and debt securities managed by third party investment managers. In addition, Eckerd has a noncontributory pension plan. As of January 1, 1999, all Eckerd retirement benefit plans were frozen and all employees began to accrue benefits under the Company's retirement plans. The following tables include the benefit obligation related to the Company's early retirement program (see Note 13, page 33, for additional information). The cost of these programs and the December 31 balances of plan assets and obligations are shown below:

Expense

-----------------------------
  ($ in millions)              1998     1997     1996
-------------------------------------------------------
  Pension and health care

  Service cost               $   76   $   68  $    73

  Interest cost                 221      200      186

  Projected return on
  assets                       (283)    (488)    (386)

  Net amortization               14      248      174
                             --------------------------
                                 28       28       47

  Savings plan expense           76       71       56
-------------------------------------------------------
  Total retirement plans      $ 104   $   99   $  103
-------------------------------------------------------


Assumptions


                               1998     1997     1996
-------------------------------------------------------
  Discount rate                6.75%    7.25%     8.0%

  Expected return on
  plan assets                  9.5%     9.5%      9.5%

  Salary progression rate      4.0%     4.0%      4.0%

  Health care trend rate       7.0%     7.0%      7.0%
-------------------------------------------------------



Assets and obligations

Pension plans*

------------------------------------
  ($ in millions)                      1998      1997
-------------------------------------------------------
  Projected benefit obligation

  Beginning of year                 $ 2,749   $ 2,187

  Service and interest cost             273       243

  Actuarial (gain)/loss                 184       400

  Benefits paid                        (200)     (210)

  Amendments and other                    -       129
-------------------------------------------------------
  End of year                         3,006     2,749

  Fair value of plan assets

  Beginning of year                   3,064     2,735

  Company contributions                  32        29

  Net gains/(losses)                    497       510

  Benefits paid                        (200)     (210)
-------------------------------------------------------
  End of year                         3,393     3,064



  Excess of fair value over
  projected benefits                    387       315

  Unrecognized gains
  and prior service cost                 75       125
-------------------------------------------------------
  Prepaid pension cost              $   462   $   440
-------------------------------------------------------


* Includes supplemental retirement plan.


Medical and dental

-----------------------------------
  ($ in millions)                      1998      1997
-------------------------------------------------------
  Accumulated benefit obligation    $   334   $   335

  Net unrecognized losses                10        13
-------------------------------------------------------

  Net medical and dental liability  $   344   $   348
-------------------------------------------------------


A one per cent change in the health care trend rate would change the accumulated benefit obligation and expense by approximately $24 million and $2 million, respectively.

13   OTHER CHARGES, NET

During 1996 and 1997, the Company recorded other charges principally related to drugstore integration activities, department store closings and FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (FAS 121), impairments, and early retirements and reduction in force programs. The following tables provide a summary of the charges by year and by category as well as a roll forward of reserves that were established for certain of the charges.


1996 Charges

                                                                     1996
                                                        -------------------------------------------------
--------------------------------------------------------                 Cash        Other        Y/E
  ($ in millions)                                          Expense      Outlays     Changes     Reserve
---------------------------------------------------------------------------------------------------------
  Department stores and catalog

  Reduction in force                                       $   11       $ (11)     $     -        $   -
---------------------------------------------------------------------------------------------------------
  Eckerd drugstores

  FAS 121 impairments and loss on the
  divestiture of drugstore assets(1)                          174           -         (174)           -

  Future lease obligations and severance(2)                    69           -            -           69

  Allowance for notes receivable(3)                             -           -           25           25

  Headquarters severance(2)                                    17           -            -           17

  Other(2)                                                     32         (12)         (16)           4
                                                        -------------------------------------------------
                                                              292         (12)        (165)         115
---------------------------------------------------------------------------------------------------------
  Total                                                    $  303       $ (23)     $  (165)       $ 115
---------------------------------------------------------------------------------------------------------


                                1996   |       1997                      |       1998
                            -----------|---------------------------------|----------------------------------
----------------------------     Y/E   |  Cash         Other      Y/E    |  Cash       Other       Y/E
  ($ in millions)              Reserve | Outlays      Changes   Reserve  | Outlays    Changes    Reserve
---------------------------------------|---------------------------------|----------------------------------
                                       |                                 |
  Eckerd drugstore                     |                                 |
                                       |                                 |
  Future lease obligations             |                                 |
  and severance(2)             $  69   |  $  (3)      $ -        $ 66    |  $ (7)      $ -        $ 59
                                       |                                 |
  Allowance for notes                  |                                 |
  receivable(3)                   25   |      -         -          25    |     -         -          25
                                       |                                 |
  Headquarters severance(2)       17   |    (16)        -           1    |    (1)        -           -
                                       |                                 |
  Other(2)                         4   |      -         -           4    |     -         -           4
---------------------------------------|---------------------------------|----------------------------------
  Total                        $ 115   |  $ (19)      $ -        $ 96    |  $ (8)      $ -        $ 88
------------------------------------------------------------------------------------------------------------

(1) Charges related to FAS 121 impairments were recorded as a reduction of property, plant, and equipment balances.
(2) Reserve balances are included as a component of accounts payable and accrued expenses.
(3) The allowance for notes receivable is included as a reduction of receivables, net.

Department stores and catalog

Reduction in force. As part of the Company's ongoing program to reduce the cost structure for stores and catalog and improve the Company's competitive position and future performance, it announced the elimination of 119 store and field support positions in September 1996, all of which were subsequently eliminated. Subsequent periods benefited from the elimination of related salary costs. The charges, which were expensed and paid in the fourth quarter of 1996, related to severance and outplacement.


Eckerd drugstores

FAS 121 impairments and loss on the divestiture of drugstore assets. In the fourth quarter of 1996, the Company recorded $174 million of charges associated with the Eckerd acquisition. This amount was comprised of the following components: 1) $53 million related to the closing of certain underperforming and/or overlapping drugstores; 2) $96 million related to the divestiture of certain Rite Aid and Kerr drugstores; and 3) $25 million related principally to the write-off of goodwill associated with previous acquisitions. Each of these items is discussed in more detail below:

1) In October 1996, the Company acquired Fay's Incorporated (Fay's), a chain of approximately 270 drugstores. Also in October 1996, Thrift Drug, Inc., a wholly owned subsidiary of the Company, entered into an agreement to acquire substantially all of the assets of approximately 190 Rite Aid drugstores in North and South Carolina. At the time of the acquisition, no significant changes to the operations of these stores were expected. In November 1996, the Company entered into an agreement to acquire Eckerd, a chain of 1,748 drugstores. Upon entering into the agreement to acquire Eckerd, the Company began to plan for the integration of its approximately 1,100 existing drugstores into the Eckerd name and format. The integration plan provided for, among other things, the closing of 86 overlapping and/or under-performing Thrift and Fay's drugstores, all of which were leased facilities. These stores had a sales base of approximately $130 million and operating losses of approximately $9 million before non-cash operating expenses, such as depreciation. During 1997, 64 stores were closed. The remaining store closings were delayed into fiscal 1998 to facilitate a timely and orderly transition between the operations of the stores to be closed and the surrounding stores that were to remain open and operating. All stores were closed as of the end of fiscal 1998.

A FAS 121 impairment charge of $53 million related to these stores was recorded by the Company in 1996. Impaired assets consisted primarily of store fixtures and leasehold improvements. Since these assets could not readily be used at other store locations and no ready market existed outside the Company, they were discarded at the time of closing. Accordingly, the impairment charge recorded for these assets represented their carrying value as of the end of fiscal 1996. Asset values were reduced to zero and as a result, depreciation was discontinued. The stores were operating at a loss and continued to do so subsequent to the FAS 121 impairment charge. Operating results for the individual stores were included in operations through the date of closing. There were no significant changes to the Company's initial estimate of impairment.

2) As a condition of its approval of the Eckerd acquisition, the Federal Trade Commission (FTC) required that the Company divest itself of 164 stores (divested stores) in North and South Carolina (consisting of both Rite Aid and Kerr drugstores) to a single buyer to maintain adequate competition in the two states. Pursuant to the FTC agreement, the consummation of the acquisition of the Rite Aid stores was delayed until the Company entered into an agreement to sell the divested stores. Ultimately, the Company entered into an agreement with a former member of Thrift management and other parties to sell the divested stores for $75 million ($42 million in cash and $33 million in notes receivable). The Company recognized a FAS 121 impairment charge of $75 million related to the Rite Aid stores. The impairment charge was necessary as the undiscounted cash flows for these units were not sufficient to support recorded asset values, including furniture and fixtures and other intangibles. The amount of the impairment charge was determined based on the difference between the fair value of the assets, as calculated through discounted expected cash flows, and the carrying amount for those assets. In addition, the Company recorded a loss of $21 million related to the divestiture of the Kerr stores. These 34 Kerr stores had a sales base of approximately $59 million and operating income of approximately $3 million before non-cash operating expenses.

3) As part of the acquisition of Eckerd, the decision was made to operate all drugstores under the Eckerd name and format. Consequently, goodwill in the amount of $10 million, which had been allocated under purchase accounting to the Fay's trade name, was determined to have no value. In addition, the Company recorded an impairment charge of $15 million related to goodwill associated with unprofitable business units operated by the former drugstore operations.

Future lease obligations and severance. In connection with these drugstore closings and the sale of divested stores, the Company established a $69 million reserve for the present value of future lease obligations. The store closing plan anticipated that Eckerd would remain liable for all future lease payments. The present value of future lease obligations was calculated using a 6.7 per cent discount rate and anticipated no subleasing activity or lease buyouts. Costs are being charged against the reserve as incurred; the interest component related to lease payments is recorded as rent expense with no corresponding increase in the reserve. Payments during the next five years are expected to be approximately $2 million per year. These reserves will be assessed periodically to determine their adequacy. No changes have been deemed necessary through the end of 1998.

Approximately 1,150 store employees, including store managers as well as salaried and non-salaried personnel, were terminated as a result of store closings.

Allowance for notes receivable. A portion of the proceeds related to the sale of the divested stores was financed by the Company through a note receivable of $33 million. The FTC agreement provided that the Company could not maintain a continuing interest in the divested stores. This placed significant constraints on the Company's ability to collect on the note which remains uncertain. Consequently, a reserve for 75 per cent ($25 million) of the face value of the note receivable was established. This reserve is reviewed for adequacy on a periodic basis. No adjustments have been deemed necessary through the end of 1998.

Headquarters severance. A reserve of $17 million was established for termination benefits related to the elimination of the Thrift headquarters and certain support facilities upon the acquisition of Eckerd. Approximately 400 employees were affected by the plan to eliminate these functions, which included all levels of Thrift management and administrative staff. Ultimately, 436 employees were terminated under this program, with the majority of the employees being terminated during 1997. Actual termination costs were charged against the reserve as incurred with $16 million being incurred and charged against the reserve in 1997. The program has been completed and no adjustments were required to the reserve.

Other. The principal component of other integration charges was $15 million related to the change of the Thrift accounting policy for certain contractual vendor payments to a more preferable accounting method. This item was established as unearned income on the consolidated balance sheet as of year-end 1996 and is being recognized over the contract terms through the year 2002. The remaining $17 million, the majority of which was expensed as incurred, was related to integration activities for the Fay's stores and other activities such as contract terminations.

1997 Charges

                                                                       1997
----------------------------------------------------------------------------------------------------------
                                                               Cash            Other             Y/E
  ($ in millions)                             Expense         Outlays         Changes           Reserve
----------------------------------------------------------------------------------------------------------
  Department stores and catalog

  Early retirement(1)                          $ 151          $   (1)         $ (150)       $      -

  Reduction in force(2)                           55               -               -              55

  FAS 121 impairments(3)                          72               -             (72)              -

  Future lease obligations and severance(2)       61              (6)              -              55
                                             -------------------------------------------------------------
                                                 339              (7)           (222)            110
----------------------------------------------------------------------------------------------------------
  Sale of business units                         (63)             63               -               -
----------------------------------------------------------------------------------------------------------
  Eckerd drugstores

  Store integration                               61             (61)              -               -

  Systems integration                             26             (26)              -               -

  Advertising/grand reopening                     26             (26)              -               -

  Future obligations, primarily leases(2)         37              (2)              -              35

  Gain on the sale of institutional pharmacy     (47)             47               -               -
                                            --------------------------------------------------------------
                                                 103             (68)              -              35
----------------------------------------------------------------------------------------------------------
  Total                                        $ 379           $ (12)         $ (222)          $ 145
----------------------------------------------------------------------------------------------------------

                                                1997              1998
                                         -----------------------------------------------------------------
-----------------------------------------       Y/E            Cash            Other             Y/E
  ($ in millions)                             Reserves        Outlays         Changes          Reserve
----------------------------------------------------------------------------------------------------------
  Department stores and catalog

  Reduction in force(2)                      $   55           $ (44)          $ (11)           $  -

  Future obligations and severance(2)            55             (24)            (11)             20
                                         -----------------------------------------------------------------
                                                110             (68)            (22)             20
----------------------------------------------------------------------------------------------------------
  Eckerd drugstores

  Future obligations, primarily leases(2)        35              (8)              -              27
----------------------------------------------------------------------------------------------------------
  Total                                       $ 145           $ (76)          $ (22)           $ 47
----------------------------------------------------------------------------------------------------------

(1) The early retirement program was reflected in the 1997 year end balance sheet as follows: $58 million in enhanced pension benefits was credited against prepaid pension assets which are included in other assets; $5 million of retiree medical liability and $85 million for the new non-qualified retirement plan are included in other liabilities; and such amounts are included in retirement plan disclosures in Note 12 on page 32. In addition, $2 million of plan administration costs was included in accounts payable and accrued expenses in 1997.

(2) Reserve balances are included as a component of accounts payable and accrued expenses.

(3) Charges related to FAS 121 impairments were recorded as a reduction of property, plant, and equipment balances.


Department stores and catalog

As part of the Company's initiatives to reduce the cost structure for department stores and catalog and improve the Company's competitive position and future performance, the following actions were taken in the third and fourth quarters of 1997:

Early retirement. In August 1997 the Company announced a voluntary early retirement program (Program) to all department stores, catalog, and corporate support management employees who were age 55 or older and had at least 10 years of service. Approximately 1,600 employees were eligible to participate in the program, and approximately 1,245, or 78 per cent, elected to retire under the Program. The charge of $151 million includes $158 million of termination benefits that were actuarially calculated based on the employees electing to retire under the Program (representing lump-sum payments as well as the present value of periodic future payments determined at a discount rate of 7.5%), $5 million of actuarially calculated post retirement welfare benefits, and $3 million of outside consulting and administration costs. These costs were offset by a $15 million pension curtailment gain which was the result of a decrease in the projected benefit obligation (PBO) of the Company's qualified pension plan. The PBO was reduced due to the elimination of the liability for future salary increases resulting from the early termination of employees who elected to retire under the Program. Of the $3 million of outside consulting and administrative costs, approximately $2 million represented cash outlays, and the remainder was reversed in the fourth quarter of 1998. All other amounts recorded under this program are included in Retirement Plans disclosure in Note 12 on page 32.

Reduction in force. In the fourth quarter of 1997, the Company announced a restructuring plan to eliminate approximately 1,700 management employees. The $55 million charge represents severance, outplacement, and other termination benefits offered to all affected associates. There was no cash outlay in 1997 because, while employees were notified of the restructuring plan in the fourth quarter of 1997, they did not leave the Company until 1998. Cash outlays of $44 million in 1998 represent termination benefits paid to the approximately 1,550 employees terminated. The plan was completed in the fourth quarter of 1998 at less cost than originally estimated due in part to employee resignations prior to being involuntarily terminated and employees obtaining positions elsewhere in the Company. Consequently, approximately $11 million was reversed in the fourth quarter of 1998.

FAS 121 impairments. The Company identified 97 underperforming stores that did not meet the Company's profit objectives and several support units (credit service centers and warehouses) which were no longer needed. This unit closing plan (Plan) represents unit closings over and above the normal course of store closures within a given year, which are typically relocations. All units were closed by the end of fiscal 1998. The major actions comprising the Plan consisted of the identification of a closing date (to coincide with termination rights and/or other trigger dates contained in the lease, if applicable), and the notification of affected parties (e.g., employees, landlords, and community representatives) in accordance with the Company's store closing procedures. Substantially all of the stores and support units included in the portfolio were leased, and as such, the Company was not responsible for the disposal of property, other than fixtures, which for the most part were discarded. Unit closing costs include future lease obligations and termination benefits, and FAS 121 impairments.

Impaired assets resulting from the store closings consist primarily of store furniture and fixtures, and leasehold improvements. The majority of the stores identified for closure were older stores in small markets and the associated furniture and fixtures were outdated. Therefore, these items could not be readily used at another location, and there was not a ready market for these items to determine a fair value. Accordingly, the impairment charge recorded for these assets represents the carrying value of the assets as of the end of fiscal 1997. Depreciation of these assets was discontinued as the impairment charges reduced the asset balances to zero. The stores were operating at a loss and continued to do so subsequent to the FAS 121 impairment charge. There were no significant changes to the Company's initial estimate of impairment.

Future lease obligations and severance. In connection with the above store closings, the Company established a $61 million reserve for the present value of future lease obligations ($31 million) and other store closing costs ($30 million), principally severance and outplacement. The store closing plan anticipated that the Company would remain liable for all future lease payments. Present values were calculated assuming a ten per cent discount rate and anticipated no subleasing activity or lease buyouts. Costs are being charged against the reserve as incurred. The cash outlays in 1997 and 1998 represent severance benefits paid for approximately 1,550 employees terminated under the program, and lease payments for closed stores. The interest component of lease payments of approximately $2 million in 1998 was recorded as interest expense, with a corresponding increase in the reserve, in the fourth quarter of 1998 and future years. The remaining reserve as of the end of 1998 represents future lease obligations for all closed stores. The actual timing of store closings did not differ significantly from the estimate upon which the liability for future lease obligations was based. On average, the remaining lease term for closed stores was seven years, and payments during the next five years are expected to be approximately $4 million per year. Adjustments to the reserves in 1998 included reversals of approximately $5 million due to reduced lease obligations stemming from subleased facilities, and $6 million for employment-related costs. Employment-related costs were less than original estimates as a result of several factors, including voluntary resignations, a higher rate of employee transfers, and the termination of a higher proportion of employees with less tenure with the Company. These reserves will continue to be assessed periodically.

The stores identified for closure were generally those with a poor performance history, and to a large extent, declining sales. The short-term effect of the closings was the net loss of approximately $225 million in sales and the elimination of approximately $15 million in operating losses before non-cash operating charges such as depreciation. The Company expects to realize benefits of approximately $32 million per year as a result of eliminating operating losses associated with the closed stores and the redeployment of working capital.


Sale of business units

A gain on the sale of business units of $63 million was included in the 1997 other charges. JCPenney National Bank (JCPNB), a consumer bank which issued VISA and MasterCard credit cards, was sold in 1997 at a gain of $49 million. In addition, the Company recorded a $14 million gain representing a supplemental, contingent payment related to the 1995 sale of JCPenney Business Services, Inc.
(BSI). BSI provided credit-related services to third party credit-card issuers. JCPNB 1996 revenues and operating income were $129 million and $2 million, respectively. The sale of JCPNB did not have a negative impact on the Company's results of operations or financial position in 1997, and it is not expected to have a material impact in future periods.


Eckerd drugstores

The majority of drugstore charges recorded as other charges in 1997 relate to integration activities that were expensed as incurred in accordance with EITF 95-3. Such costs were comprised of the following:

Store integration - charges totaling $61 million related to the conversion of the former Thrift, Fay's, and Kerr stores and certain warehouse facilities to the Eckerd name and format, including training, overhead redundancies during the transition period, and other similar integration-related costs.

Systems integration - costs associated with the conversion of the previously owned drugstores to the Eckerd systems platform totaled $26 million.

Advertising and grand pre-opening - costs associated with introducing the Eckerd name in converted regions as well as costs related to the grand re-opening of converted drugstores totaled $26 million.

In addition, the Company recorded the following drugstore related items as other charges in 1997:

Future obligations, primarily leases. In the second quarter of 1997, as part of the ongoing drugstore integration process, the Company closed 26 additional drugstores. These stores were part of the portfolio of retained Rite Aid stores (see previous discussion). The Company recorded a FAS 121 impairment charge for the store assets in 1996. These closings did not involve any termination benefits. The liability in 1997 was limited to future lease obligations on these stores. The reserve for future lease obligations for these stores is based on the present value of lease obligations through the year 2017. Additionally, in the fourth quarter of 1997, the Company became obligated to make future lease payments for 27 stores that Fay's had sold prior to being acquired by the Company on which the buyer had defaulted and failed to make lease payments. Fay's, and therefore the Company, was contractually obligated to make the lease payments. Accordingly, the Company recorded a charge for future lease obligations on these stores at the time the liability became known. The reserve for future lease obligations on these stores is based on lease payments through the year 2009. A charge of $25 million related to all of these lease obligations was recorded. These events are not expected to have an effect on future sales, and other than future lease obligations, there will be no impact on future operating results as none of the stores operated as part of Thrift drugstores. In addition, an $8 million charge was recorded for liabilities established for pending litigation, and the remaining $4 million relates to other miscellaneous charges, each individually insignificant. As of the end of 1998, these combined reserves totaled $27 million. There have been no adjustments to these liabilities as of the end of 1998.

Gain on the sale of institutional pharmacy. As part of the integration plan, the Company sold its underperforming institutional pharmacy operation in the fourth quarter of 1997 and recorded a gain of $47 million. This operation generated sales of $80 million in 1997.


14      TAXES


Deferred tax assets and liabilities reflected on the Company's consolidated balance sheets were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The major components of deferred tax
(assets)/liabilities as of January 30, 1999 and January 31, 1998 were as follows:


Temporary differences

---------------------------------
  ($ in millions)                       1998       1997
---------------------------------------------------------

  Depreciation and amortization      $ 1,084   $    977

  Leases                                 312        339

  Other charges, net                     (46)      (139)

  Deferred acquisition costs             233        211

  Other, including comprehensive
  income                                  77         53
---------------------------------------------------------

  Total                              $ 1,660    $ 1,441
---------------------------------------------------------



Income tax expense

-----------------------
  ($ in millions)               1998     1997     1996
---------------------------------------------------------
  Current

  Federal and foreign          $ 111    $ 319    $ 321

  State and local                 31       39       43
                            -----------------------------
                                 142      358      364
---------------------------------------------------------
  Deferred

  Federal and foreign            219        3      (19)

  State and local                  -       (2)      (1)
                            -----------------------------
                                 219        1      (20)
---------------------------------------------------------
  Total                        $ 361    $ 359    $ 344

  Effective tax rate            37.8%    38.8%    37.9%
---------------------------------------------------------


Reconciliation of tax rates

------------------------------
  (per cent of pre-tax income)  1998     1997     1996
---------------------------------------------------------

  Federal income tax
  at statutory rate             35.0     35.0     35.0

  State and local income
  taxes, less federal
  income tax benefit             2.2      2.8      3.0

  Tax effect of dividends
  on allocated
  ESOP shares                   (1.4)    (1.3)    (1.3)

  Tax credits and other          2.0      2.3      1.2
---------------------------------------------------------

  Total                         37.8     38.8     37.9
---------------------------------------------------------

15      SEGMENT REPORTING


The Company operates in three business segments: department stores and catalog, Eckerd drugstores, and Direct Marketing. The results of department stores and catalog are combined because they generally serve the same customer, have virtually the same mix of merchandise, and the majority of catalog sales are completed in department stores. For more detailed descriptions of each business segment, including products sold, see page 1 and pages 4 through 10 of this report. Other items are shown in the table below for purposes of reconciling to total Company consolidated amounts.

                                                                                            Depreciation
---------------------------------                        Operating   Total      Capital         and
  ($ in millions)                     Year    Revenue    Earnings    Assets  Expenditures   Amortization
------------------------------------------------------------------------------------------------------------
  Department stores and catalog      1998     $19,331    $ 1,013   $ 14,563      $ 439          $ 380
                                     1997      19,955      1,368     14,980        464            366
                                     1996      19,506      1,183     14,754        680            325

  Eckerd drugstores                  1998      10,325        254      6,361        256            138
                                     1997       9,663        347      6,064        341            112
                                     1996       3,147         99      4,389        103             41

  Direct Marketing                   1998       1,022        233      2,603          1              6
                                     1997         928        214      2,283          5              5
                                     1996         818        186      1,986          7              6

  Total segments                     1998      30,678      1,500     23,527        696            524
                                     1997      30,546      1,929     23,327        810            483
                                     1996      23,471      1,468     21,129        790            372

  Net interest expense and
  credit operations                  1998                   (480)
                                     1997                   (547)
                                     1996                   (278)

  Other unallocated and amortization
  of intangible assets               1998                    (87)       111                       113
                                     1997                    (78)       166                       101
                                     1996                     22        959                         9

  Other charges, net                 1998                     22
                                     1997                   (379)
                                     1996                   (303)

  Total Company                      1998      30,678        955     23,638        696            637
                                     1997      30,546        925     23,493        810            584
                                     1996      23,471        909     22,088        790            381
---------------------------------------------------------------------------------------------------------

Total Company operating earnings equals income before income taxes as shown on the Company's consolidated statements of income.

QUARTERLY DATA (UNAUDITED)

J. C. Penney Company, Inc. and Subsidiaries


------------------------------------------          First              Second               Third               Fourth
  ($ in millions, except per share data)        1998     1997      1998      1997       1998    1997(1)      1998   1997(1)
---------------------------------------------------------------------------------------------------------------------------
  Retail sales, net                          $ 6,806  $ 6,481   $ 6,510   $ 6,420    $ 7,297    $ 7,208   $ 9,043   $ 9,509

  Total revenue                                7,052    6,705     6,761     6,649      7,549      7,441     9,316     9,751

  LIFO gross margin                            1,904    1,804     1,629     1,709      2,015      2,038     2,249     2,637

  Net income                                     174      139        27        90        186        136       207       201

  Net income per common share, diluted          0.64     0.53      0.08      0.32       0.68       0.49      0.77      0.76

  Dividend per common share                    0.545    0.535     0.545     0.535      0.545      0.535     0.545     0.535

  Price range:

     High                                     77 7/8   51 5/8    78 3/4        59     59 3/8     64 1/4    56 1/8    68 1/4

     Low                                    64 11/16   44 7/8        58    45 5/8     42 5/8   54 11/16    38 1/8    53 1/4

     Close                                  71 15/16   45 7/8  58 11/16  57 15/16     47 1/2    56 7/16        39    67 3/8
--------------------------------------------------------------------------------------------------------------------------

(1) 3rd and 4th quarter net income and net income per share have been restated to shift $23 million, net of tax, of voluntary early retirement costs from 3rd to 4th quarter. The restatement had no effect on full year net income or net income per share.

FIVE YEAR FINANCIAL SUMMARY

J. C. Penney Company, Inc. and Subsidiaries

----------------------------------------------
  (in millions, except per share data)               1998        1997       1996        1995       1994
-----------------------------------------------------------------------------------------------------------
  Results for the year

  Total revenue                                   $ 30,678   $ 30,546   $ 23,471    $ 21,242   $ 20,937

  Retail sales, net                                 29,656     29,618     22,653      20,562     20,380

     Per cent increase                                0.1%      30.7%      10.2%        0.9%       7.4%

  Net income                                           594        566        565         838      1,057

  Return on beginning
  stockholders' equity                                8.1%       7.9%(1)    9.6%       14.9%      19.7%

  Per common share

     Net income, diluted                         $    2.19  $    2.10  $    2.25   $    3.33  $    4.05

     Dividends                                        2.18       2.14       2.08        1.92       1.68

     Stockholders' equity                            26.99      27.57      25.67       24.76      23.45

  Financial position

  Capital expenditures                                 696        810        790         749        544

  Total assets                                      23,638     23,493     22,088      17,102     16,202

  Long-term debt                                     7,143      6,986      4,565       4,080      3,335

  Stockholders' equity                               7,169      7,357      5,952       5,884      5,615

  Other

  Common shares outstanding at end of year             250        251        224         224        227

  Weighted average common shares

     Basic                                             253        247        226         226        234

     Diluted                                           271        268        248         249        258

  Number of employees at end of year (in thousands)    262        260        252         205        202
-----------------------------------------------------------------------------------------------------------

(1) Assumes the completion of the Eckerd acquisition in beginning equity.

FIVE YEAR OPERATIONS SUMMARY

J. C. Penney Company, Inc. and Subsidiaries

                                                1998         1997         1996        1995         1994
-----------------------------------------------------------------------------------------------------------
  Department stores

  Number of stores

     Beginning of year                          1,203       1,228        1,238       1,233        1,246

     Openings                                      12          34           36          43           29

     Closings                                     (67)        (59)         (46)        (38)         (42)
                                             --------------------------------------------------------------
     End of year                                1,148(1)    1,203        1,228       1,238        1,233

  Gross selling space (in millions)               115.3       118.4        117.2       114.3        113.0

  Sales (in millions)                          $ 15,402   $  16,047    $  15,734   $  14,973    $  15,023

  Sales including catalog desks (in millions)    18,208      19,089       18,694      17,930       18,048

  Sales per gross square foot                       156         157          159         156          159
-----------------------------------------------------------------------------------------------------------
  Catalog

  Number of catalog units

     Department stores                            1,139       1,199        1,226       1,228        1,233

     Freestanding sales centers and other           512         554          569         565          568

     Drugstores                                     139         110          107         106           94
                                             --------------------------------------------------------------
     Total                                        1,790       1,863        1,902       1,899        1,895

  Sales (in millions)                          $  3,929   $   3,908    $   3,772   $   3,738    $   3,817
-----------------------------------------------------------------------------------------------------------
  Eckerd drugstores

  Number of stores

     Beginning of year                            2,778       2,699          645         526          506

     Openings                                       220(2)      199(2)       47          37           46

     Acquisitions                                    36         200        2,020          97            -

     Closings                                      (278)(2)    (320)(2)      (13)        (15)         (26)
                                             --------------------------------------------------------------

     End of year                                  2,756       2,778        2,699         645          526

  Gross selling space (in millions)                27.6        27.4         26.4         6.2          4.5

  Sales (in millions)                          $ 10,325   $   9,663    $   3,147   $   1,851    $   1,540

  Sales per gross square foot                       350         314          261         253          243
-----------------------------------------------------------------------------------------------------------
  Direct Marketing

  Revenue (in millions)                        $  1,022   $     928    $     818   $     680    $     557

  Distribution of revenue

     JCPenney customers                             50%         53%          56%         65%          73%

     Other non-JCPenney customers                   50%         47%          44%         35%          27%

  Policies, certificates, and
  memberships in force at year end (in millions)   14.7        13.2         11.3         9.6          7.5
-----------------------------------------------------------------------------------------------------------

(1) Excludes 21 department stores operated in Brazil under the Renner name.

(2) Includes relocations of 175 drugstores in 1998 and 127 drugstores in 1997.

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


Pre-tax cost of JCPenney credit card

----------------------------------------------
  ($ in millions)                                           1998             1997             1996
-------------------------------------------------------------------------------------------------------
  Revenue                                                 $ (788)          $ (803)           $ (772)
                                                    ---------------------------------------------------

  Bad debt expense                                           264              356               277

  Operating expenses (including in-store costs)              270              281               298

  Interest expense on debt financing                         262              285               281
                                                    ---------------------------------------------------
  Total costs                                                796              922               856

  Pre-tax cost of credit

     Retail operations                                         8              119                84

     Equity capital                                          131              144               138
-------------------------------------------------------------------------------------------------------
  Total - economic basis                                     139              263               222

  Per cent of JCPenney credit sales                          1.8%             3.0%              2.4%
-------------------------------------------------------------------------------------------------------

Department stores and catalog

---------------------------------
   ($ in billions)                         1998                   1997                     1996
-------------------------------------------------------------------------------------------------------------
                                               Per cent of             Per cent of             Per cent of
                                                Eligible                Eligible                Eligible
                                      Sales       Sales       Sales       Sales       Sales       Sales
-------------------------------------------------------------------------------------------------------------
  JCPenney credit card               $   7.6         39.4%   $   8.6         43.4%   $   9.1         46.9%

  Third-party credit cards               5.0         26.1%       4.7         23.5%       4.1         21.2%
-------------------------------------------------------------------------------------------------------------
  Total                               $ 12.6         65.4%    $ 13.3         66.9%    $ 13.2         68.1%
-------------------------------------------------------------------------------------------------------------

Key JCPenney credit card information

-----------------------------------------------
  (in millions, except where noted)                         1998              1997              1996
-------------------------------------------------------------------------------------------------------------
  Number of accounts serviced with balances                   14.1              16.4              18.9

  Total customer receivables serviced                      $ 4,149           $ 4,721           $ 5,006

  Average customer receivables serviced                    $ 4,123           $ 4,576           $ 4,428

  Average account balance (in dollars)                    $    295           $   287           $   265

  Average account maturity (in months)                         4.7               4.5               4.5

  90-day delinquency rate                                     3.0%              3.9%              3.7%
-------------------------------------------------------------------------------------------------------------

Capital structure. The Company's objective is to maintain a capital structure that will assure continuing access to financial markets so that it can, at reasonable cost, provide for future needs and capitalize on attractive opportunities for growth.

The debt to capital per cent shown in the table below includes both debt recorded on the Company's consolidated balance sheets as well as off-balance-sheet debt related to operating leases and the securitization of a portion of the Company's customer accounts receivable (asset-backed certificates).

Debt to capital per cent

------------------------
  ($ in millions)              1998     1997      1996
---------------------------------------------------------
  Short-term debt,
  net of cash investments    $ 1,602  $ 1,209   $ 3,818

  Long-term debt,
  including current
  maturities                   7,581    7,435     4,815
                            -----------------------------
                               9,183    8,644     8,633

  Off-balance-sheet debt:

     Present value of
     operating leases          2,715    2,250     1,800

     Securitization of
     receivables, net            146      343       374
                            -----------------------------
  Total debt                  12,044   11,237    10,807

  Consolidated equity          7,169    7,357     5,952
---------------------------------------------------------
  Total capital             $ 19,213 $ 18,594  $ 16,759

  Per cent of total debt
  to capital                  62.7%*    60.4%   64.5%**
---------------------------------------------------------

* Upon completion of the Genovese acquisition, the Company's debt to capital ratio decreased to 61.9 per cent.

** Upon completion of the Eckerd acquisition, the Company's debt to capital ratio decreased to 60.1 per cent.


The Company's debt to capital per cent has increased over the past three years which is reflective of its drugstore acquisitions. The Company currently expects the per cent to improve over the next several years.

Financing costs incurred by the Company to finance its operations, including those costs related to off-balance-sheet liabilities, were as follows:

--------------------------
  ($ in millions)              1998     1997     1996
----------------------------------------------------------

  Interest expense, net       $ 611    $ 581    $ 359

  Interest portion of
  LESOP debt payment              2       10       17

  Off-balance-sheet
  financing costs:

     Interest imputed
     on operating leases        225      180      110

     Asset-backed
     certificate interest        46       68       68
----------------------------------------------------------
  Total                       $ 884    $ 839    $ 554
----------------------------------------------------------

Economic Value Added (EVA(R)). During 1998 the Company put the EVA concept in place as a key decision-making criterion for management. EVA is a tool that enables companies to measure the creation of financial value. Since the changes in EVA are often closely related to the changes in a company's stock price, the Company believes that management of the business on the basis of EVA will maximize the return on capital invested by its stockholders. Training for all management employees, focusing on the use of EVA as a management measurement tool, will be completed in 1999.

The Company's principal aim is the continual improvement in EVA, which directs attention to long-term performance. EVA principles are being incorporated into decision-making processes, including acquisition analyses, capital expenditure allocations, inventory management, and other strategic plans.

The Company has begun linking EVA performance with incentive compensation programs. In 1998, approximately 400 senior management employees had EVA performance as a component of their incentive compensation. 1998's EVA performance plan award was zero because the EVA growth target for 1998 was not met. In 1999, incentive compensation that includes an EVA component will be expanded to cover additional management employees who participate in the Company's incentive compensation program.

EBITDA. Earnings before interest, taxes, depreciation, and amortization (EBITDA) is a key measure of cash flow generated and is provided as an alternative assessment of operating performance. It is not intended to be a substitute for GAAP measurements. Following is a calculation of EBITDA by operating segment on an individual and combined basis (excludes other unallocated); calculations may vary for other companies:


                 Department Eckerd
----------------- stores &   drug-    Direct    Total
  ($ in millions)  catalog  stores  Marketing  Segments
--------------------------------------------------------
  1998

  Revenue        $ 19,331  $ 10,325  $ 1,022    $ 30,678

  Operating
  profit            1,013       254      233       1,500

  Depreciation
  and amortization    380       138        6         524

  Credit operating
  results             131         -        -         131

  Other(1)            139       134        -         273
                 ---------------------------------------
  EBITDA            1,663       526      239       2,428

     % of
     revenue          8.6%     5.1%    23.4%        7.9%
--------------------------------------------------------
  1997

  Revenue        $ 19,955    $9,663    $ 928     $30,546

  Operating
  profit            1,368       347      214       1,929

  Depreciation
  and amortization    366       112        5         483

  Credit operating
  results              35         -        -          35

  Other(1)            160        97        -         257
                 ---------------------------------------

  EBITDA         $  1,929    $  556    $ 219     $ 2,704

     % of
     revenue         9.7%      5.8%    23.6%        8.9%
--------------------------------------------------------
  1996

  Revenue        $ 19,506  $  3,147  $   818     $23,471

  Operating
  profit            1,183        99      186       1,468

  Depreciation
  and amortization    325        41        6         372

  Credit operating
  results              81         -        -          81

  Other(1)            165        30        -         195
                 ---------------------------------------
  EBITDA         $  1,754   $   170   $  192     $ 2,116

     % of
     revenue          9.0%     5.4%    23.5%        9.0%
--------------------------------------------------------


(1) Consists of interest on operating leases and the ESOP, and the impact of asset-backed certificates.

Credit ratings. The Company's objective is to maintain a strong investment grade rating on its senior long-term debt and commercial paper. As of March 1999, the Company's credit ratings were under review for possible downgrade. Credit ratings at year end were:


                         Long-Term    Commercial
                           Debt          Paper
-----------------------------------------------------
  Standard & Poor's
  Corporation                A             A1

  Moody's Investors
  Service                   A2             P1

  Fitch Investors
  Service, Inc.              A             F1
-----------------------------------------------------


44