Form 10-K405, Exhibit 13
period 2000-01-29
PENNEY J C CO INC
filed 2000-04-26
CIK 77182

                                                                     Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

J. C. PENNEY COMPANY, INC.



---------------------------------------------  52 WEEKS              52 WEEKS              53 WEEKS
  ($ IN MILLIONS EXCEPT EPS)                     1999                  1998                  1997
-------------------------------------------------------------------------------------------------------------------
  Segment profit

    Department stores and catalog(1)           $   670               $   920               $ 1,275

    Eckerd drugstores                              183                   254                   347

    Direct Marketing(2)                            247                   237                   217
                                              ---------------------------------------------------------------------

  Total segments                                 1,100                 1,411                 1,839

  Real estate and other                             28                    26                    39

  Net interest expense and credit
    operations(1,2)                               (299)                 (391)                 (457)

  Acquisition amortization                        (129)                 (113)                 (117)

  Other charges and credits, net                  (169)                   22                  (379)
                                              ---------------------------------------------------------------------

  Income before income taxes                       531                   955                   925

  Income taxes                                    (195)                 (361)                 (359)
                                              ---------------------------------------------------------------------

  Net income                                   $   336               $   594               $   566

  Earnings per share (EPS)                     $  1.16               $  2.19               $  2.10
-------------------------------------------------------------------------------------------------------------------


(1) REFLECTS THE RECLASSIFICATION OF CERTAIN CREDIT COSTS, PRIMARILY THIRD-PARTY CREDIT FEES OF $91 MILLION IN 1999 AND $93 MILLION IN BOTH 1998 AND 1997 FROM NET INTEREST EXPENSE AND CREDIT OPERATIONS TO DEPARTMENT STORES AND CATALOG SG&A EXPENSES.

(2) REFLECTS THE RECLASSIFICATION OF INTEREST CHARGES OF $5 MILLION, $4 MILLION AND $3 MILLION FOR 1999, 1998 AND 1997, RESPECTIVELY, FROM DIRECT MARKETING OPERATING EXPENSES TO NET INTEREST EXPENSE AND CREDIT OPERATIONS.


Net income in 1999 totaled $336 million, or $1.16 per share, compared with $594 million, or $2.19 per share, in 1998, and $566 million, or $2.10 per share, in 1997. Consolidated results reflect non-comparable items as shown below. Excluding non-comparable items, earnings per share totaled $1.69 in 1999 compared with $2.14 in 1998 and $2.96 in 1997. All references to earnings per share are on a diluted basis.


                                                   1999                 1998                 1997
-------------------------------------------------------------------------------------------------------------------

  ($, NET OF TAX, IN MILLIONS EXCEPT EPS)   $            EPS       $           EPS      $            EPS
-------------------------------------------------------------------------------------------------------------------
  Earnings before non-comparable items   $  474        $  1.69   $ 581       $ 2.14   $  797       $  2.96

  Non-comparable items

    Asset impairment charges               (169)         (0.65)     --           --      (44)        (0.16)

    Gain on the sale of assets               33           0.13      --           --       38          0.14

    Workforce reduction programs             --             --      --           --     (126)        (0.47)

    Store closing costs                      --             --      --           --      (37)        (0.14)

    Drugstore integration costs              --             --      --           --      (62)        (0.23)

    Other                                    (2)(1)      (0.01)     13         0.05       --            --
                                        ---------------------------------------------------------------------------
  Total non-comparable items               (138)         (0.53)     13         0.05     (231)        (0.86)
                                        ---------------------------------------------------------------------------
  Net income                             $  336        $  1.16   $ 594       $ 2.19   $  566       $  2.10
-------------------------------------------------------------------------------------------------------------------


(1) INCLUDES A $12 MILLION AFTER-TAX CHARGE, OR FIVE CENTS PER SHARE, FOR THE IMPACT OF CHANGES IN CERTAIN REVENUE RECOGNITION POLICIES TO COMPLY WITH SAB NO. 101 THAT IS INCLUDED AS A COMPONENT OF DEPARTMENT STORES AND CATALOG SEGMENT PROFIT. ALL OTHER ITEMS ARE REPORTED AS OTHER CHARGES AND CREDITS, NET.

These non-comparable items are discussed in more detail within management's discussion of Department stores and catalog results and Other charges and credits, net, as well as in Note 14 to the consolidated financial statements.

Total segment profit was $1,100 million in 1999 compared to $1,411 million in 1998 and $1,839 million in 1997. Segment profit has declined principally as a result of lower sales volumes in department stores coupled with declining Department stores and catalog gross profit margins and lower pharmacy gross profit margins coupled with higher shrinkage rates within the drugstore segment. Consolidated results reflect continued improvement in proprietary credit operating costs for both 1999 and 1998 primarily as a result of declining bad debt expense throughout the three-year period.

The following discussion addresses results of operations on a segment basis.

DEPARTMENT STORES AND CATALOG



-------------------------------- 52 WEEKS   52 WEEKS  53 WEEKS
  ($ IN MILLIONS)                  1999       1998      1997
---------------------------------------------------------------
  Retail sales, net              $ 18,964   $ 19,114   $ 19,819
                                 ------------------------------
  FIFO gross margin                 5,607      5,697      6,152

  LIFO credit                           9         35         20
                                 ------------------------------
  Total gross margin                5,616      5,732      6,172

  SG&A expenses                    (4,946)    (4,812)    (4,897)
                                 ------------------------------
  Segment profit                 $    670   $    920   $  1,275
                                 ------------------------------
  Sales percent inc/(dec)

    Department stores(1)           (1.4)%     (3.1)%       0.9%

    Comparable stores              (1.1)%     (1.9)%     (0.3)%

    Catalog(1)                       1.5%       0.3%       3.2%

  Ratios as a percent of sales

    FIFO gross margin               29.6%      29.8%      31.0%

    LIFO gross margin               29.6%      30.0%      31.1%

    SG&A expenses                   26.1%      25.2%      24.7%

    LIFO segment profit              3.5%       4.8%       6.4%

    LIFO EBITDA(2)                   7.2%       8.0%       8.9%
---------------------------------------------------------------

(1) SALES COMPARISONS ARE SHOWN ON A 52-WEEK BASIS FOR ALL PERIODS PRESENTED. INCLUDING 1997'S 53RD WEEK, DEPARTMENT STORE SALES DECLINED BY 4.3 PERCENT IN 1998 AND INCREASED 2.2 PERCENT IN 1997, WHILE CATALOG SALES DECREASED BY
    0.6 PERCENT IN 1998 AND INCREASED BY 4.2 PERCENT IN 1997.

(2) EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION. EBITDA INCLUDES FINANCE REVENUE NET OF CREDIT OPERATING COSTS AND BAD DEBT. EBITDA IS PROVIDED AS AN ALTERNATIVE ASSESSMENT OF OPERATING PERFORMANCE AND IS NOT INTENDED TO BE A SUBSTITUTE FOR GAAP MEASUREMENTS. CALCULATIONS MAY VARY FOR OTHER COMPANIES.


Department stores and catalog operating results have been restated for all years presented to reflect the following:

a) In 1999, after giving consideration to guidance provided by SEC Staff Accounting Bulletin (SAB) No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, the Company changed certain revenue recognition policies, primarily those affecting the reporting of sales for licensed departments and catalog orders shipped to various Company facilities for customer pickup. These changes reduced sales by $152 million, $217 million and $136 million in 1999, 1998 and 1997, respectively, and resulted in a $67 million reduction of reinvested earnings, net of tax, as of January 28, 1995. The impact on earnings and cash flows for the intervening periods presented in this report is not material. Accordingly, the cumulative effects of the changes have been reflected as a $20 million pre-tax charge to cost of goods sold in the statement of income for fiscal 1999, the period in which the change was made.

b) Third-party credit fees of $91 million in 1999 and $93 million in both 1998 and 1997 have been reclassified from Net interest expense and credit operations to Department stores and catalog SG&A expenses to reflect these costs as operating expenses.

1999 COMPARED WITH 1998. Segment profit for Department stores and catalog totaled $670 million in 1999 compared with $920 million in 1998. The decline for the year was attributable primarily to lower sales volumes in department stores. Total department store sales of $15.0 billion declined 1.4 percent for the year while sales in comparable department stores (those open at least one year) declined by 1.1 percent. Sales were strongest in women's casual sportswear, which benefited from the introduction of additional supplier exclusive product offerings, primarily Crazy Horse by Liz Claiborne, and window coverings. Sales were especially soft in athletic apparel and adult athletic shoes. Sales were led by private brand merchandise; Arizona Jean, the JCPenney Home Collection, and Delicates-TM- all produced double-digit sales gains. In general, sales of national brand merchandise were below expectations. Total department store sales were weak across all regions of the country. Sales in the Company's international stores totaled $432 million in 1999, an increase of $169 million compared with the prior year. The increase is predominantly the result of the acquisition of a majority interest in Lojas Renner S.A. (Renner), a Brazilian department store chain, in January 1999. Sales were also impacted by the exit of the Chilean market in 1999's third quarter. Catalog sales were approximately $3.9 billion in both 1999 and 1998. For the year, specialty media, which includes targeted merchandise offerings like special sizes, enjoyed a double-digit sales increase. Big book sales were basically flat in 1999 versus 1998. Catalog sales were strongest in merchandise for the home, and were weakest in apparel. Internet sales, which are reported as a component of catalog sales, increased from $15 million in 1998 to $102 million in 1999.

Gross margin as a percent of sales declined by 40 basis points compared with 1998 levels, with 20 basis points attributable to a smaller LIFO credit this year. The margin decline was due primarily to higher levels of promotional and clearance markdowns in the fourth quarter which were partially offset by the shift in sales to higher margin private brands. Gross margin included LIFO credits of $9 million in 1999 and $35 million in 1998. The LIFO credits for both years resulted from a combination of flat to declining retail prices as measured by the Company's internally developed inflation index, and improved markup. SG&A expenses increased by 90 basis points as a percent of sales versus last year. The increase was principally a function of lower sales volumes coupled with additional investments in Internet infrastructure and higher selling salaries in department stores.

1998 COMPARED WITH 1997. Segment profit totaled $920 million in 1998 compared with $1,275 million in 1997. The decline for the year was primarily attributable to lower sales coupled with a lower gross margin ratio. Sales in comparable department stores declined by 1.9 percent in 1998. Department store sales were strongest in women's apparel, while athletic apparel and footwear were particularly hard hit by softening sales throughout 1998. Catalog sales increased by 0.3 percent on a 52-week basis.

Gross margin as a percent of sales for Department stores and catalog declined by 110 basis points compared with 1997, principally as a result of promotional programs during the fourth quarter. As the fourth quarter progressed, the Company increased promotions to stimulate sales. While this generated unit sales and helped to reduce seasonal inventory levels, it had a negative impact on the gross margin ratio. Markup improved in 1998 as the Company continued to drive down its merchandise sourcing costs and improved efficiencies with its supplier base. The improvement in markup partially offset the effects of the higher markdowns. Gross margin included LIFO credits of $35 million in 1998 and $20 million in 1997. SG&A expenses, while controlled, were not leveraged as a percent of sales due to sales declines. In 1998 the Company realized savings of approximately $95 million related to the early retirement and workforce reduction programs as well as other cost-saving initiatives. These savings were reinvested in programs designed to enhance customer service in the stores and into advertising and promotional programs.

ECKERD DRUGSTORES



---------------------------   52 WEEKS    52 WEEKS    53 WEEKS
  ($ IN MILLIONS)              1999         1998        1997
-------------------------------------------------------------
  Retail sales, net           $ 12,427    $ 10,325    $ 9,663
                              -------------------------------
  FIFO gross margin              2,453       2,110      2,048

  LIFO charge                      (52)        (45)       (32)
                              -------------------------------
  Total gross margin             2,401       2,065      2,016

  SG&A expenses                 (2,218)     (1,811)    (1,669)
                              -------------------------------
  Segment profit              $    183    $    254    $   347
                              -------------------------------
  Sales percent increase

    Total sales(1)               20.4%        8.9%      11.2%(2)

    Comparable stores            10.7%        9.2%       7.4%

  Ratios as a percent of sales

    FIFO gross margin            19.7%       20.4%      21.2%

    LIFO gross margin            19.3%       20.0%      20.9%

    SG&A expenses                17.8%       17.5%      17.3%

    LIFO segment profit           1.5%        2.5%       3.6%

    LIFO EBITDA(3)                3.0%        3.8%       4.7%
-------------------------------------------------------------


(1) SALES COMPARISONS ARE SHOWN ON A 52-WEEK BASIS FOR ALL PERIODS PRESENTED. INCLUDING 1997'S 53RD WEEK, DRUGSTORE SALES INCREASED BY 6.9 PERCENT AND
    13.3 PERCENT FOR 1998 AND 1997, RESPECTIVELY.

(2) 1997 SALES INCREASE IS CALCULATED BASED UPON 1996 PRO FORMA SALES, ASSUMING ECKERD WAS ACQUIRED AT THE BEGINNING OF 1996.

(3) EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION, AND AMORTIZATION. EBITDA IS PROVIDED AS AN ALTERNATIVE ASSESSMENT OF OPERATING PERFORMANCE AND IS NOT INTENDED TO BE A SUBSTITUTE FOR GAAP MEASUREMENTS. CALCULATIONS MAY VARY FOR OTHER COMPANIES.

1999 COMPARED WITH 1998. Segment profit for the drugstore segment totaled $183 million in 1999 compared with $254 million in 1998. The decline in operating profit was attributable to both lower gross margins and higher SG&A expense. Sales growth was strong the entire year. Total sales for 1999 increased by 20.4 percent over the prior year and include approximately $830 million in sales attributable to the Genovese drugstores acquired in March 1999. Comparable store sales were strong, increasing 10.7 percent (including the pro forma results of the Genovese drugstores) compared to a 9.2 percent increase in the prior year. Comparable store sales growth was led by a 15.6 percent increase in pharmacy sales, which accounted for 62 percent of total drugstore sales. Pharmacy sales were particularly strong in the managed care segment, which accounted for 87 percent of total pharmacy sales. Comparable non-pharmacy merchandise sales increased 3.0 percent for the year and were strongest in one-hour photo processing and over-the-counter drugs. 1999 sales also benefited from the relocation of 208 stores to more convenient freestanding locations. Relocated stores typically generate sales increases of approximately 30 percent in their first full year of operation.

Gross margin as a percent of sales declined by 70 basis points. The decline was principally related to (i) a higher proportion of lower gross margin managed care and mail-order pharmacy sales, (ii) a higher percentage of new, lower-margin drug introductions and (iii) higher shrinkage. Gross margin included LIFO charges of $52 million in 1999 and $45 million in 1998.

SG&A expenses as a percent of sales in 1999 increased by 30 basis points over the prior year. Current year expenses include $45 million of charges recorded in the second quarter related to systems upgrades and increases in certain balance sheet reserves. SG&A expenses in 1999 also reflect integration costs for the Genovese acquisition as well as costs associated with opening more new and relocated stores in 1999 than in the prior year.

1998 COMPARED WITH 1997. Segment profit totaled $254 million in 1998 compared with $347 million for the prior year. Total sales increased 8.9 percent over 1997 levels on a 52-week basis and increased 9.2 percent for comparable stores. Sales growth was fueled by a 15.0 percent gain in comparable pharmacy sales which accounted for approximately 60 percent of total drugstore sales. Managed care sales grew at a particularly strong pace, increasing to 85 percent of pharmacy sales from 80 percent in the prior year. Non-pharmacy merchandise sales increased 1.5 percent for the year and strengthened as the year progressed. Sales also benefited from the relocation of 175 stores to more convenient, freestanding locations during the year.

Gross margin as a percent of sales declined by 90 basis points in 1998. Both 1998 and 1997 included charges related to the liquidation of nonconforming merchandise resulting from the conversion of the former Thrift, Fay's, Kerr and certain acquired Rite Aid and Revco drugstores into the Eckerd name and format. These charges totaled $98 million in 1998 and $45 million in 1997. Excluding these charges, gross margin declined by 40 basis points in 1998. Gross margin declines were principally attributable to a higher percentage of pharmacy sales, especially managed care sales, which carry lower margins. Gross margin for non-pharmacy merchandise improved for the year. Gross margin included a LIFO charge of $45 million in 1998 compared with a $32 million charge in 1997.

SG&A expenses as a percent of sales increased by 20 basis points in 1998 and were negatively impacted by additional staffing costs in connection with the integration of the various drugstore formats during the first half of the year.

DIRECT MARKETING


------------------------------
  ($ IN MILLIONS)                  1999     1998    1997
--------------------------------------------------------------
  Revenue

    Insurance premiums, net       $  937  $  872  $  800

    Membership fees                   93      65      50

    Investment income                 89      85      78
                                ------------------------------

  Total revenue                    1,119   1,022     928

  Claims and benefits               (372)   (340)   (332)

  Deferred acquisition costs        (227)   (195)   (170)

  Other operating expenses(1)       (273)   (250)   (209)
                                ------------------------------

  Segment profit                  $  247  $  237  $  217

  Revenue percent increase          9.5%   10.1%   13.4%

  Segment profit increase           4.2%    9.2%   14.8%

  Segment profit as a percent
  of revenue                       22.1%   23.2%   23.4%
--------------------------------------------------------------

(1) REFLECTS THE RECLASSIFICATION OF INTEREST CHARGES OF $5 MILLION, $4 MILLION AND $3 MILLION FOR 1999, 1998 AND 1997, RESPECTIVELY, FROM OPERATING EXPENSES TO NET INTEREST EXPENSE AND CREDIT OPERATIONS.

Results for J. C. Penney Direct Marketing Services, Inc. (Direct Marketing) for 1999 reflect the 12th consecutive year of both revenue and profit improvement. Segment profit for Direct Marketing was $247 million in 1999 compared with $237 million in 1998 and $217 million in 1997. Total revenue exceeded $1.1 billion in 1999, increasing from $1.0 billion in 1998 and $.9 billion in 1997. Health insurance premiums account for the majority of the revenue increases in both 1999 and 1998, and represent in excess of 70 percent of total insurance premiums and 60 percent of total revenue. Revenue growth for the three-year period is primarily attributable to successfully maintaining and enhancing marketing relationships with businesses, principally banks, oil companies and retailers, for the sale of insurance products throughout the United States and Canada.

1999 marked the first year that more than 50 percent of total revenue was generated through non-JCPenney business relationships. Direct Marketing continued its international expansion in 1999 with active programs with two United Kingdom banks, programs launched in Australia and activity initiated in South Korea.

Membership services contributed eight percent of total revenues in 1999 and continued to be a growing component of the segment, increasing 43 percent and 30 percent in 1999 and 1998, respectively. Memberships include dental, pharmacy, vision and hearing benefits, as well as auto and travel services.

NET INTEREST EXPENSE AND
CREDIT OPERATIONS


-------------------------------
  ($ IN MILLIONS)                   1999    1998    1997
-----------------------------------------------------------
  Finance charge revenue,
  net of operating expenses       $ (313) $ (224) $ (127)

  Interest expense, net              612     615     584
                                ---------------------------
  Net interest expense
  and credit operations           $  299  $  391  $  457
-----------------------------------------------------------

Net interest expense and credit operations totaled $299 million in 1999 compared with $391 million in 1998 and $457 million in 1997. 1999 includes the Company's proprietary credit card operation through December 6, 1999, when the operation was sold to General Electric Capital Corporation (GE Capital). 1998 and 1997 include the proprietary credit card operation for the full year. As noted previously, third-party credit costs of $91 million in 1999 and $93 million in both 1998 and 1997 have been reclassified to Department stores and catalog SG&A expense.

Declines in Net interest expense and credit operations in both 1999 and 1998 are related to improvements in credit operating performance, principally bad debt expense, throughout both years. The improvement was the result of favorable credit industry trends as well as the Company's efforts to tighten credit underwriting standards to improve portfolio performance and reduce risk. These factors resulted in a steady decline in delinquency rates throughout 1999 and 1998. Interest expense declined slightly in 1999 compared with 1998 levels. Interest expense increased by approximately $30 million in 1998 as a result of higher borrowing levels.

OTHER CHARGES AND CREDITS, NET

In the fourth quarter of 1999, the Company recorded net pre-tax charges of $169 million comprised of three components. In December, the Company completed the sale of its proprietary credit card receivables to GE Capital. The total value of the transaction was $4.0 billion, including debt that was assumed by GE Capital related to previous receivable securitization transactions. The Company recognized a pre-tax gain of $55 million on the transaction, net of an allowance for final settlement. The Company also recorded pre-tax asset impairment charges of $240 million related to underperforming store locations in both its department stores ($130 million) and drugstores ($110 million) in accordance with Statement of Financial Accounting Standards (FAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. The impairment charges represent the excess of the carrying values of the assets, including intangible assets, over estimated fair values. The department store charge relates to ten stores, with the majority attributable to seven stores in the Washington, D.C. market that were acquired in 1995. The Washington, D.C. stores have performed substantially below levels anticipated at the time of the acquisition, and the impairment charge generally represents goodwill associated with the acquisition. Drugstore impairment charges represent the write-off of fixed assets, including intangibles, associated with 289 stores located throughout Eckerd's operating area, with concentrations in Pennsylvania, Virginia, New Jersey and New York. The impaired stores generally represent smaller, low-volume stores that were former independent units and chains acquired over the last several years that do not meet Eckerd's performance standards and cannot be relocated. In addition, the Company recorded a pre-tax credit of $16 million related to restructuring charges recorded in 1996 and 1997.

Other credits in 1998 also related to the reversal of store closing reserves established in 1997. In 1997, the Company recorded pre-tax charges of $379 million related to early retirement and workforce reduction programs, the closing of underperforming department stores and drugstore integration charges.

INCOME TAXES

The effective income tax rate before considering the impact of Other charges and credits, net decreased to 34.3 percent in 1999 compared with 37.8 percent in 1998 and 38.8 percent in 1997. Declines over the three-year period are related primarily to the effects of tax planning strategies that have significantly reduced state and local effective income tax rates.

FINANCIAL CONDITION

Cash flow from operating activities was $1,258 million in 1999 compared with $1,058 million in 1998 and $1,218 million in 1997. Efforts to reduce inventory levels and declines in capital expenditures had a positive impact on cash flow for the year. While net income has declined in recent years, cash flow has remained strong as a result of the impact of declines in customer accounts receivable and the increases in non-cash charges, primarily related to drugstore acquisitions, store closings and asset impairments. 1999 cash flow from operations was sufficient to fund the Company's operating needs - working capital, capital expenditures and dividends. Management expects cash flow to cover the Company's operating needs for the foreseeable future. Although its credit ratings have declined over the past two years, the Company's liquidity position improved with the sale of its proprietary credit card receivables. Additionally, the Company continues to have access to the commercial paper market along with maintaining $3.0 billion in committed bank credit facilities.

MERCHANDISE INVENTORY. Total LIFO inventory was $5,947 million in 1999 compared with $6,060 million in 1998 and $6,191 million in 1997. FIFO merchandise inventory for Department stores and catalog was $3,806 million at the end of 1999, a decrease of 7.4 percent on an overall basis and approximately eight percent for comparable stores. The decline was primarily the result of the Company's efforts to improve the merchandise procurement process and increase inventory turnover, coupled with aggressive clearance activities at the end of the year. Eckerd FIFO merchandise inventory was $2,411 million at the end of 1999, an increase of 10.8 percent compared with the prior year. The increase was principally related to the acquisition of Genovese and growth in sales volumes.

PROPERTIES. Property, plant and equipment, net of accumulated depreciation, totaled $5,312 million at January 29, 2000, compared with $5,458 million and $5,329 million at the ends of fiscal 1998 and 1997, respectively.

At the end of 1999, the Company operated 1,143 JCPenney department stores (including two stores in Mexico and six in Puerto Rico), 35 Renner department stores in Brazil and 2,898 Eckerd drugstores, which altogether represented in excess of 145 million gross square feet of retail space. JCPenney department store counts have declined recently principally as a result of the closing of underperforming stores. Eckerd store counts reflect the addition of 141 Genovese drugstores in March of 1999; the closing of underperforming and overlapping stores during the conversion of former drugstore formats to Eckerd; and the addition of 266 new and relocated stores in 1999 and nearly 700 over the past three years.

CAPITAL EXPENDITURES


------------------------
  ($ IN MILLIONS)         1999     1998    1997
---------------------------------------------------
  Department stores
  and catalog            $ 318    $ 420    $ 443

  Eckerd drugstores        283      256      341

  Other corporate            5       20       26
                        ---------------------------
  Total                  $ 606    $ 696     $ 810
---------------------------------------------------


1999 capital spending levels for property, plant and equipment declined for Department stores and catalog. In 1999, the Company spent approximately $108 million on existing department store locations compared with $150 million in 1998 and $200 million in 1997. It is expected that capital spending for Department stores and catalog will approximate $500 million in 2000, with approximately $120 million dedicated to the improvement of general store appearance. Capital spending for Eckerd drugstores increased in 1999, principally in the area of technology to strengthen its financial and operating systems. It is expected that spending within Eckerd drugstores will be in the $300 million range, with substantial investments continuing to be made in systems and technology enhancements. While attention is focused on systems and technology, Eckerd`s new and relocated store program will be reduced to approximately 200 stores, including about 150 relocations, for 2000 from the previous plan of about 300 stores. Total capital spending for 2000 is currently projected at approximately $850 million.

ACQUISITIONS. The Company has completed several acquisitions in recent years as noted below. In all cases, the purchase price was allocated to assets acquired and liabilities assumed based on estimated fair values. The excess of the purchase price over the fair value of assets acquired, including intangible assets, and liabilities assumed is accounted for as goodwill and is generally amortized over 40 years. All acquisitions have been accounted for under the purchase method. Accordingly, their results of operations are included in the Company's statements of income as of the date of the acquisition.

On March 1, 1999, the Company completed the acquisition of Genovese Drug Stores, Inc. (Genovese), a 141-drugstore chain with locations in New York, New Jersey and Connecticut. The acquisition was accomplished through the exchange of approximately 9.6 million shares of JCPenney common stock for the outstanding shares of Genovese, and the conversion of outstanding Genovese stock options into approximately 550 thousand common stock options of the Company. The total value of the transaction, including the assumption of $60 million of debt, was $414 million, of which $263 million represented goodwill.

The Company completed the acquisition of a majority interest in Lojas Renner S.A. (Renner), a 21-store Brazilian department store chain, in January 1999. The total purchase price was $139 million, of which $67 million represented goodwill.

During fiscal 1998, Direct Marketing formed Quest Membership Services, Inc. and acquired Insurance Consultants, Inc., strengthening its access to other business relationships. The total purchase price was approximately $72 million, of which $53 million represented goodwill.

INTANGIBLE ASSETS. At the end of 1999, Goodwill and other intangible assets, net, totaled $3,056 million compared with $2,941 million in 1998 and $2,940 million in 1997. Intangible assets consist principally of favorable lease rights, prescription files, software, trade name and goodwill, representing the excess of the purchase price over the fair value of net assets acquired, including intangible assets.

RESTRUCTURING RESERVES. At the end of 1999, the consolidated balance sheet included reserves totaling $86 million which are included as a component of Accounts payable and accrued expenses and $25 million in Other assets. These reserves consist principally of the present value of future lease obligations for closed department stores and drugstores. Reserve balances were established based upon estimated costs to exit the properties. Actual costs were below the original estimates for certain closed stores. Consequently, reserves were adjusted in the fourth quarters of 1999 and 1998, resulting in pre-tax credits of $12 million and $22 million, respectively. Reserve balances were reduced by $12 million in 1999 for cash payments made during the year. Also, in connection with the Company's 1997 early retirement program, reserves were established for the periodic future payments to be made under the Company's pension plans. These reserves are included in pension liabilities that are discussed in Note 13 to the consolidated financial statements, Retirement Plans, on page 35. Payments for both lease obligations and pension benefits will be paid out over an extended period of time. See Note 15, Restructuring Reserves, on page 37 for additional information.


DEBT TO CAPITAL


                                 1999    1998     1997
----------------------------------------------------------
  Debt to capital percent       54.3%    62.9%*   60.7%
----------------------------------------------------------


* UPON COMPLETION OF THE GENOVESE ACQUISITION, THE DEBT TO CAPITAL RATIO DECLINED TO 62.1 PERCENT.

Total debt, including the present value of operating leases, was $8,602 million at the end of 1999 compared with $12,044 million at the end of 1998 and $11,237 million in 1997. In December 1999, the Company received $3.2 billion in proceeds from the sale of its proprietary credit card receivables. Proceeds from the sale were used to pay down short-term debt and the balance was invested in short-term investments, pending the maturity of long-term debt issues. In conjunction with the sale, GE Capital also assumed $729 million, including $79 million of off-balance- sheet debt. Also during 1999, the Company retired $225 million of long-term debt at the normal maturity date and redeemed $199 million of Eckerd Notes due 2004.

During the fourth quarter of 1998, JCP Receivables, Inc., an indirect wholly owned subsidiary of the Company, completed a public offering of $650 million aggregate principal amount of 5.5 percent Series E asset-backed securities of the JCP Master Credit Card Trust. In addition, the Company retired $449 million of debt at the normal maturity date during the year, including the debt associated with the Company's ESOP.

In 1997's first quarter, the Company issued $3.0 billion of long-term debt, which principally represented a conversion of short-term debt that had been issued in 1996 in connection with the initial phase of the Eckerd acquisition. The average effective interest rate on the debt issued in 1997 was 7.5 percent and the average maturity was 30 years.

During the past three years, the Company has issued 32.8 million shares of common stock related to its drugstore acquisitions. The Company repurchased five million shares of its common stock in the fourth quarter of 1998 for $270 million as part of previously approved share repurchase programs. The Company has the authority to repurchase an additional five million shares under these programs.

DIVIDENDS. In December 1999, the Company reduced the quarterly dividend rate from the previous rate of $0.545 per share to $0.2875 per share. The change was effective for the dividend payable February 1, 2000 to stockholders of record at the close of business on January 10, 2000. In determining this dividend rate, the Company considered the overall performance of its several businesses and the need to reinvest earnings in those businesses. It also took into account, on a preliminary basis, the potential balance sheet and financial reporting implications of creating a tracking stock for the higher-growth Eckerd drugstore operation as discussed below.

TRACKING STOCK. In May 1999, the Company announced a tracking stock initiative that would create a separate class of stock that will reflect the performance of Eckerd drugstores and another class of stock that will reflect the performance of Department stores and catalog and Direct Marketing. The Company currently anticipates that, subject to performance and market conditions, the initial public offering of approximately 20 percent of the Eckerd tracking stock will take place during the third or fourth quarter 2000.

ECONOMIC VALUE ADDED (EVA-Registered Trademark-). The Company uses the principles of EVA as a tool to evaluate potential investments and other financing opportunities. The year-to-year change in EVA is used as a component in calculating amounts to be paid under selected management incentive compensation plans. Beginning in 2000, EVA measurements will be used as a component in all incentive compensation plans.

YEAR 2000 READINESS. The Year 2000 issue existed because many computer systems store and process dates using only the last two digits of the year. Such systems, if not changed, could have interpreted "00" as "1900" instead of the year "2000." The Company began working to identify and address Year 2000 issues in January 1995. The scope of this effort included internally developed information technology systems, purchased and leased software, embedded systems and electronic data interchange transaction processing.

The Company did not experience any significant disruptions to its operations. Based on operations since January 1, 2000, the Company does not expect any significant impact to its ongoing business as a result of the Year 2000 date change. However, it is possible that the full impact of the date change has not been fully recognized. The Company believes that any such problems, however, are likely to be minor and correctable. In addition, the Company could still be negatively affected if its customers or suppliers are adversely affected by the Year 2000 or similar issues. The Company currently is not aware of any significant Year 2000 or similar problems that have arisen for its customers or suppliers. Total costs for Year 2000 remediation were $51 million, $19 million of which was incurred in fiscal 1999, and did not have a material impact on the Company's financial results.

INFLATION AND CHANGING PRICES. Inflation and changing prices have not had a significant impact on the Company in recent years due to low levels of inflation.

SUBSEQUENT EVENT. In February 2000, the Company announced that it was evaluating underperforming assets and as a result, expected to close 40 to 45 department stores and 289 drugstores. The majority of department store closings are expected to occur by July 1, 2000, while the majority of drugstore closings are expected to occur by May 1, 2000. Charges associated with department store closings are expected to total approximately $125 million and charges associated with drugstore closings are expected to total approximately $200 million, including inventory liquidation costs and store operating costs during the shut-down period of approximately $80 million which will be reported within drugstore segment results. Exit costs are expected to consist principally of the write-off of asset values, the present value of future lease obligations, and severance and outplacement costs. In addition, the Company expects to finalize other cost saving initiatives that will result in a first quarter 2000 charge of $16 million.

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

The Company's system of internal controls is supported by written policies and procedures and supplemented by a staff of internal auditors. This system is designed to provide reasonable assurance, at suitable costs, that assets are safeguarded and that transactions are executed in accordance with appropriate authorization and are recorded and reported properly. The system is continually reviewed, evaluated and where appropriate, modified to accommodate current conditions. Emphasis is placed on the careful selection, training and development of professional managers.

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


/s/ Donald A. McKay
Donald A. McKay
Executive Vice President and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF J. C. PENNEY COMPANY, INC.:

We have audited the accompanying consolidated balance sheets of J. C. Penney Company, Inc. and Subsidiaries as of January 29, 2000 and January 30, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended January 29, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Company, Inc. and Subsidiaries as of January 29, 2000 and January 30, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended January 29, 2000, in conformity with generally accepted accounting principles.



/s/ KPMG LLP
KPMG LLP
Dallas, Texas
February 24, 2000

CONSOLIDATED STATEMENTS OF INCOME

J. C. PENNEY COMPANY, INC. AND SUBSIDIARIES


-------------------------------------------------------
($ IN MILLIONS)                                            1999              1998              1997
-----------------------------------------------------------------------------------------------------------
  REVENUE

  Retail sales, net                                      $ 31,391          $ 29,439          $ 29,482

  Direct Marketing revenue                                  1,119             1,022               928
                                                        ---------------------------------------------------
  Total revenue                                            32,510            30,461            30,410

  COSTS AND EXPENSES

  Cost of goods sold                                       23,374            21,642            21,294

  Selling, general, and administrative expenses             7,164             6,623             6,566

  Costs and expenses of Direct Marketing                      872               785               711

  Real estate and other                                       (28)              (26)              (39)

  Net interest expense and credit operations                  299               391               457

  Acquisition amortization                                    129               113               117

  Other charges and credits, net                              169               (22)              379
                                                        ---------------------------------------------------
  Total costs and expenses                                 31,979            29,506            29,485

  INCOME BEFORE INCOME TAXES                                  531               955               925

  Income taxes                                                195               361               359
                                                        ---------------------------------------------------
  NET INCOME                                               $  336            $  594            $  566
-----------------------------------------------------------------------------------------------------------


EARNINGS PER COMMON SHARE


                                                                           AVERAGE
------------------------------------------------------
  (IN MILLIONS, EXCEPT PER SHARE DATA)                    INCOME            SHARES             EPS
------------------------------------------------------------------------------------------------------------------
  1999
  Net income                                                $ 336

  Less: preferred stock dividends                             (36)
                                                      ------------------------------------------------------------
  Basic EPS                                                   300               259               $ 1.16

  Stock options and convertible preferred stock                36                16
                                                      ------------------------------------------------------------
  Diluted EPS                                               $ 336               275              $  1.16(1)
                                                      ------------------------------------------------------------
  1998

  Net income                                                $ 594

  Less: preferred stock dividends                             (38)
                                                      ------------------------------------------------------------
  Basic EPS                                                   556               253               $ 2.20

  Stock options and convertible preferred stock                37                18
                                                      ------------------------------------------------------------
  Diluted EPS                                               $ 593               271               $ 2.19

  1997

  Net income                                                $ 566

  Less: preferred stock dividends                             (40)
                                                      ------------------------------------------------------------
  Basic EPS                                                   526               247               $ 2.13

  Stock options and convertible preferred stock                36                21
                                                      ------------------------------------------------------------
  Diluted EPS                                               $ 562               268               $ 2.10
------------------------------------------------------------------------------------------------------------------


(1) CALCULATION EXCLUDES THE EFFECTS OF THE POTENTIAL CONVERSION OF OUTSTANDING PREFERRED SHARES INTO COMMON SHARES, AND RELATED DIVIDENDS, BECAUSE THEIR INCLUSION WOULD HAVE AN ANTI-DILUTIVE EFFECT ON EPS.

See Notes to the Consolidated Financial Statements on pages 29 through 40.

CONSOLIDATED BALANCE SHEETS

J. C. PENNEY COMPANY, INC. AND SUBSIDIARIES


------------------------------------------------------------------------
($ IN MILLIONS)                                                              1999            1998
------------------------------------------------------------------------------------------------------------------
  ASSETS

  Current assets

     Cash (including short-term investments of $1,233 and $95)            $   1,233       $       96

     Retained interest in JCP Master Credit Card Trust                           --              415

     Receivables, net (bad debt reserve of $20 and $149)                      1,138            4,268

     Merchandise inventory (including LIFO reserves of $270 and $227)         5,947            6,060

     Prepaid expenses                                                           154              168
                                                                        ------------------------------------------
  Total current assets                                                        8,472           11,007

  Property and equipment

     Land and buildings                                                       3,089            3,109

     Furniture and fixtures                                                   3,955            4,045

     Leasehold improvements                                                   1,151            1,179

     Accumulated depreciation                                                (2,883)          (2,875)
                                                                        ------------------------------------------
  Property and equipment, net                                                 5,312            5,458

  Investments, principally held by Direct Marketing                           1,827            1,961

  Deferred policy acquisition costs                                             929              847

  Goodwill and other intangible assets, net (accumulated
  amortization of $340 and $227)                                              3,056            2,941

  Other assets                                                                1,292            1,294
                                                                        ------------------------------------------
  TOTAL ASSETS                                                             $ 20,888         $ 23,508
------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
  LIABILITIES AND STOCKHOLDERS' EQUITY

  Current liabilities

     Accounts payable and accrued expenses                                $   3,351        $   3,443

     Short-term debt                                                            330            1,924

     Current maturities of long-term debt                                       625              438

     Deferred taxes                                                             159              107
                                                                          ----------------------------------------
  Total current liabilities                                                   4,465            5,912

  Long-term debt                                                              5,844            7,143

  Deferred taxes                                                              1,461            1,512

  Insurance policy and claims reserves                                        1,017              946

  Other liabilities                                                             873              893
                                                                          ----------------------------------------
  TOTAL LIABILITIES                                                          13,660           16,406

  Stockholders' Equity

     Preferred stock authorized, 25 million shares; issued and outstanding,
     0.7 million and 0.8 million shares Series B ESOP convertible preferred     446              475

     Common stock, par value 50 cents: authorized, 1,250 million shares;
     issued and outstanding 261 million and 250 million shares                3,266            2,850

     Reinvested earnings                                                      3,590            3,791

     Accumulated other comprehensive income/(loss)                              (74)             (14)
                                                                          ----------------------------------------
  TOTAL STOCKHOLDERS' EQUITY                                                  7,228            7,102

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $ 20,888         $ 23,508
------------------------------------------------------------------------------------------------------------------


See Notes to the Consolidated Financial Statements on pages 29 through 40.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

J. C. PENNEY COMPANY, INC. AND SUBSIDIARIES


                                                                               ACCUMULATED
                                                   GUARANTEED                     OTHER          TOTAL
-----------------------    COMMON      PREFERRED      LESOP      REINVESTED   COMPREHENSIVE  STOCKHOLDERS'
  ($ IN MILLIONS)           STOCK        STOCK     OBLIGATION     EARNINGS   INCOME/(LOSS)(1)   EQUITY
------------------------------------------------------------------------------------------------------------------
  JANUARY 25, 1997       $ 1,416       $ 568        $ (142)        $ 4,006(2)    $  37         $ 5,885
                         -----------------------------------------------------------------------------------------
  Net income                  --          --            --            566           --             566

  Net unrealized change
  in investments              --          --            --             --           14              14

  Currency translation
  adjustments                 --          --            --             --           (3)             (3)
                         -----------------------------------------------------------------------------------------
  Total comprehensive
  income                      --          --            --            566           11             577

  Dividends declared          --          --            --           (573)          --            (573)

  Common stock issued      1,350          --            --             --           --           1,350

  Preferred stock retired     --         (42)           --             --           --             (42)

  LESOP payment               --          --            93             --           --              93
                         -----------------------------------------------------------------------------------------
  JANUARY 31, 1998         2,766         526           (49)         3,999           48           7,290
                         -----------------------------------------------------------------------------------------
  Net income                  --          --            --            594           --             594

  Net unrealized change
  in investments              --          --            --             --           (1)             (1)

  Currency translation
  adjustments                 --          --            --             --          (61)(3)         (61)
                         -----------------------------------------------------------------------------------------
  Total comprehensive
  income/(loss)               --          --            --            594          (62)            532

  Dividends declared          --          --            --           (588)          --            (588)

  Common stock issued        140          --            --             --           --             140

  Common stock retired       (56)         --            --           (214)          --            (270)

  Preferred stock retired     --         (51)           --             --           --             (51)

  LESOP payment               --          --            49             --           --              49
                         -----------------------------------------------------------------------------------------
  JANUARY 30, 1999         2,850         475            --          3,791          (14)          7,102
                         -----------------------------------------------------------------------------------------
  Net income                  --          --            --            336           --             336

  Net unrealized change
  in investments              --          --            --             --          (76)            (76)

  Currency translation
  adjustments                 --          --            --             --           16              16
                         -----------------------------------------------------------------------------------------
  Total comprehensive
  income/(loss)               --          --            --            336          (60)            276

  Dividends declared          --          --            --           (537)          --            (537)

  Common stock issued        416          --            --             --           --             416

  Preferred stock retired     --         (29)           --             --           --             (29)
                         -----------------------------------------------------------------------------------------
  JANUARY 29, 2000       $ 3,266       $ 446        $   --        $ 3,590        $ (74)        $ 7,228
                         -----------------------------------------------------------------------------------------

(1) CUMULATIVE NET UNREALIZED CHANGES IN INVESTMENTS ARE SHOWN NET OF DEFERRED TAXES OF $(5) MILLION, $36 MILLION, AND $39 MILLION IN 1999, 1998 AND 1997, RESPECTIVELY. A DEFERRED TAX ASSET HAS NOT BEEN ESTABLISHED FOR CURRENCY TRANSLATION ADJUSTMENTS.

(2) BEGINNING REINVESTED EARNINGS HAS BEEN REDUCED BY $67 MILLION, NET OF TAX, TO REFLECT CHANGES TO CERTAIN REVENUE RECOGNITION POLICIES.

(3) 1998 CURRENCY TRANSLATION ADJUSTMENTS INCLUDE $(49) MILLION ASSOCIATED WITH ASSETS ACQUIRED AND LIABILITIES ASSUMED IN THE PURCHASE OF RENNER.

See Notes to the Consolidated Financial Statements on pages 29 through 40.

CONSOLIDATED STATEMENTS OF CASH FLOWS

J. C. PENNEY COMPANY, INC. AND SUBSIDIARIES


------------------------------------------------------
($ IN MILLIONS)                                            1999              1998              1997
------------------------------------------------------------------------------------------------------------------
  OPERATING ACTIVITIES

  Net income                                            $     336         $     594        $     566

  Gain on the sale of business units                           --                --              (52)

  Other charges and credits, net                              169               (22)             371

  Depreciation and amortization, including
     intangible assets                                        710               637              584

  Deferred taxes                                              (11)              219                1

  Change in cash from:

     Customer receivables                                      13               258              215

     Other receivables                                       (134)             (163)             (94)

     Inventory, net of trade payables                         169                64             (395)

     Current taxes payable                                    (97)             (171)             116

     Other assets and liabilities, net                        103              (358)             (94)
                                                      ------------------------------------------------------------
                                                            1,258             1,058            1,218
                                                      ------------------------------------------------------------
  INVESTING ACTIVITIES

  Capital expenditures                                       (631)             (744)            (824)

  Proceeds from the sale of assets                          3,179                --              276

  Acquisitions(1)                                              --              (247)              --

  Purchases of investment securities                         (860)             (611)            (401)

  Proceeds from the sale of investment securities             874               447              252
                                                      ------------------------------------------------------------
                                                            2,562            (1,155)            (697)
                                                      ------------------------------------------------------------
  FINANCING ACTIVITIES

  Change in short-term debt                                (1,650)              507           (2,533)

  Proceeds from the issuance of long-term debt                 --               644            2,990

  Payment of long-term debt                                  (467)             (478)            (343)

  Common stock issued, net                                     32                89               79

  Common stock purchased and retired                           --              (270)              --

  Dividends paid, preferred and common                       (598)             (586)            (558)
                                                      ------------------------------------------------------------
                                                           (2,683)              (94)            (365)
                                                      ------------------------------------------------------------
  NET INCREASE/(DECREASE) IN CASH AND
  SHORT-TERM INVESTMENTS                                    1,137              (191)             156

  Cash and short-term investments at beginning of year         96               287              131
                                                      ------------------------------------------------------------
  CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR         $  1,233        $       96        $     287
                                                      ------------------------------------------------------------
  SUPPLEMENTAL CASH FLOW INFORMATION

  Interest paid                                         $     673         $     649        $     571

  Interest received                                            61                45               71

  Income taxes paid                                           245               307              225
------------------------------------------------------------------------------------------------------------------


(1) REFLECTS TOTAL CASH CHANGES RELATED TO ACQUISITIONS.

NON-CASH TRANSACTIONS: IN 1999, THE COMPANY ISSUED 9.6 MILLION SHARES OF COMMON STOCK HAVING A VALUE OF $354 MILLION TO COMPLETE THE ACQUISITION OF GENOVESE. ALSO IN 1999, GE CAPITAL ASSUMED $650 MILLION OF BALANCE SHEET DEBT AS PART OF THE COMPANY'S SALE OF PROPRIETARY CREDIT CARD RECEIVABLES. IN 1997, THE COMPANY ISSUED 23.2 MILLION SHARES OF COMMON STOCK HAVING A VALUE OF $1.3 BILLION TO COMPLETE THE ACQUISITION OF ECKERD.

See Notes to the Consolidated Financial Statements on pages 29 through 40.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                     SUMMARY OF ACCOUNTING POLICIES     1

                                ACQUISITIONS AND SALE OF RECEIVABLES    2

                   RETAINED INTEREST IN JCP MASTER CREDIT CARD TRUST    3

                 INVESTMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS    4

                               ACCOUNTS PAYABLE AND ACCRUED EXPENSES    5

                                                     SHORT-TERM DEBT    6

                                                      LONG-TERM DEBT    7

                                                       CAPITAL STOCK    8

                                            STOCK-BASED COMPENSATION    9

                                               INTEREST EXPENSE, NET   10

                                                   LEASE COMMITMENTS   11

                                                   ADVERTISING COSTS   12

                                                    RETIREMENT PLANS   13

                                      OTHER CHARGES AND CREDITS, NET   14

                                              RESTRUCTURING RESERVES   15

                                                    SUBSEQUENT EVENT   16

                                                               TAXES   17

                                                   SEGMENT REPORTING   18

1   SUMMARY OF
    ACCOUNTING POLICIES

BASIS OF PRESENTATION. In 1999, after giving consideration to guidance provided by SEC Staff Accounting Bulletin (SAB) No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, the Company changed certain revenue recognition policies affecting Department stores and catalog. Changes primarily affected the reporting of sales for licensed departments and catalog orders shipped to various Company facilities for customer pickup. These changes reduced sales by $152 million, $217 million and $136 million in 1999, 1998 and 1997, respectively, and resulted in a $67 million reduction of reinvested earnings, net of tax, as of January 28, 1995. The impact on earnings and cash flows for the intervening periods presented in this report is not material. Accordingly, the cumulative effects of the changes have been reflected as a $20 million pre-tax charge to cost of goods sold in the statement of income for fiscal 1999, the period in which the change was made.

Third-party credit fees of $91 million in 1999 and $93 million in both 1998 and 1997 have been reclassified from Net interest expense and credit operations to Department stores and catalog SG&A expenses to reflect these costs as operating expenses. Certain other prior year amounts have been reclassified to conform to the current year presentation.

BASIS OF CONSOLIDATION. The consolidated financial statements present the results of J. C. Penney Company, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

DEFINITION OF FISCAL YEAR. The Company's fiscal year ends on the last Saturday in January. Fiscal 1999 ended January 29, 2000; fiscal 1998 ended January 30, 1999; and fiscal 1997 ended January 31, 1998. Fiscal 1999 and 1998 were 52-week years; fiscal 1997 was a 53-week year. The accounts of Direct Marketing and Renner are on a calendar-year basis.

REVENUE RECOGNITION. Retail sales include merchandise and services, net of returns, and exclude all taxes. Commissions earned on sales generated by licensed departments are included as a component of retail sales; layaway sales and catalog orders delivered to catalog departments located in department stores and other Company facilities are recorded as sales at the time customers pick up the merchandise. An allowance has been established to provide for projected merchandise returns.

Insurance premiums are recognized according to the type of product sold. Revenue is recognized for life insurance when premiums become due and for credit, accident and health insurance over the coverage period. Premiums earned but not paid within 90 days are reversed.

Membership services revenue is recognized over the contract period, less amounts subject to money back guarantees, if any.

EARNINGS PER COMMON SHARE. Basic earnings per share are computed by dividing net income less dividend requirements on the Series B ESOP Convertible Preferred Stock, net of tax, by the weighted average common stock outstanding. Diluted earnings per share assume the exercise of stock options and the conversion of the Series B ESOP Convertible Preferred Stock into the Company's common stock.

CASH AND SHORT-TERM INVESTMENTS. The Company's short-term investments are comprised principally of commercial paper which has a maturity at the acquisition date of less than three months. All other securities are classified as investments on the consolidated balance sheet.

MERCHANDISE INVENTORY. Substantially all merchandise inventory is valued at the lower of cost (last-in, first-out) or market, determined by the retail method. The Company determines the lower of cost or market on an aggregated basis for similar types of merchandise. The Company applies internally developed indices to measure increases and decreases in its own retail prices.

DEPRECIATION AND AMORTIZATION. All long-lived assets are amortized on a straight-line basis over their respective estimated useful lives. The primary useful life for buildings is 50 years, and ranges between three and 20 years for furniture and equipment. Improvements to leased premises are amortized over the expected term of the lease or their estimated useful lives, whichever is shorter. Intangible assets, other than trade name, are amortized over periods ranging from five to seven years. Trade name and goodwill are generally amortized over 40 years.

ASSET RECOVERABILITY. The Company assesses the recoverability of asset values, including goodwill and other intangible assets, on a periodic basis by comparing undiscounted cash flows to carrying value. Impaired assets are written down to estimated fair value. Fair value is generally determined based on discounted expected future cash flows.

DEFERRED CHARGES. Deferred policy acquisition and advertising costs, principally solicitation and marketing costs and commissions, incurred by Direct Marketing to secure new business, are amortized over the expected premium-paying period of the related policies and over the expected period of benefits for membership.

CAPITALIZED SOFTWARE COSTS. Expenses associated with the acquisition or development of software for internal use are capitalized and amortized over the expected useful life of the software. The amortization period generally ranges between three and ten years.

INVESTMENTS. The Company's investments, the majority of which are held by Direct Marketing, are classified as available-for-sale and are carried at fair value. Changes in unrealized gains and losses are included in other comprehensive income net of applicable income taxes. Realized gains and losses are determined on a first-in, first-out basis.

INSURANCE POLICY AND CLAIMS RESERVES. Liabilities established by Direct Marketing for future policy benefits are computed using a net level premium method including assumptions as to investment yields, mortality, morbidity, and persistency based on the Company's experience. The liability for claims includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported.

ADVERTISING. Costs for newspaper, television, radio, and other media advertising are expensed as incurred. Catalog book preparation and printing costs, which are considered direct response advertising, are charged to expense over the life of the catalog, not to exceed six months.

PRE-OPENING EXPENSES. Costs associated with the opening of new stores are expensed in the period incurred.

FOREIGN CURRENCY TRANSLATION. Foreign currency assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date and revenues and expenses are translated using average currency rates during the reporting period.

DERIVATIVE FINANCIAL INSTRUMENTS. The Company selectively uses non-leveraged, off-balance-sheet derivative instruments to manage its market and interest rate risk, and does not hold derivative positions for trading purposes. The current derivative position consists of one non-leveraged, off-balance-sheet interest rate swap which is accounted for by recording the net interest received or paid as an adjustment to interest expense on a current basis. Gains or losses resulting from market movements are not recognized.

USE OF ESTIMATES. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires that management estimate certain amounts that are reported. Actual results may differ from these estimates.

NEW ACCOUNTING RULES. The Financial Accounting Standards Board issued FAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, in June 1998. The new rules are effective for quarters beginning after June 15, 2000. The Company has a limited exposure to derivative products and does not expect these new rules to have a material impact on reported results.


2   ACQUISITIONS AND
    SALE OF RECEIVABLES

On December 6, 1999, the Company completed the sale of its proprietary credit card receivables, including its Retained Interest in the JCP Master Credit Card Trust and its credit facilities, to GE Capital. The total value of the transaction, including $729 million of debt, $79 million of which was off-balance-sheet debt, assumed by GE Capital, related to previous receivable securitization transactions, was $4.0 billion. Proceeds from the sale were used to pay down short-term debt with the balance invested in short-term investments pending the maturity of long-term debt issues. The sale resulted in a pre-tax gain of $55 million, net of an allowance for final settlement, which is included as a component of Other charges and credits, net, in the consolidated statement of income. As a part of the overall transaction, the Company also outsourced the management of its proprietary credit card business to GE Capital.

The Company has completed several acquisitions in recent years as noted below. In all cases, the purchase price was allocated to assets acquired and liabilities assumed based on estimated fair values. The excess of the purchase price over the fair value of assets acquired, including intangible assets, and liabilities assumed is accounted for as goodwill and is generally amortized over 40 years. All acquisitions have been accounted for under the purchase method. Accordingly, their results of operations are included in the Company's statements of income as of the date of the acquisition.

On March 1, 1999, the Company completed the acquisition of Genovese, a 141-drugstore chain with locations in New York, New Jersey and Connecticut. The acquisition was accomplished through the exchange of approximately 9.6 million shares of JCPenney common stock for the outstanding shares of Genovese, and the conversion of outstanding Genovese stock options into approximately 550 thousand common stock options of the Company. The total value of the transaction, including the assumption of $60 million of debt, was $414 million, of which $263 million represented goodwill.

The Company completed the acquisition of a majority interest in Renner, a 21-store Brazilian department store chain, in

January 1999. The total purchase price was $139 million, of which $67 million represented goodwill.

During fiscal 1998, Direct Marketing formed Quest Membership Services, Inc. and acquired Insurance Consultants, Inc., strengthening its access to other business relationships. The total purchase price was approximately $72 million, of which $53 million represented goodwill.


3   RETAINED INTEREST IN JCP
    MASTER CREDIT CARD TRUST

The Company previously transferred portions of its customer receivables to a trust which, in turn, sold certificates in public offerings representing undivided interests in the trust. The Company owned the remaining undivided interest not represented by the certificates. The retained interest in the trust was transferred to GE Capital as part of the sale of the Company's credit card receivables in the fourth quarter of 1999.

The retained interest in the trust was accounted for as an investment in accordance with FAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. The carrying value of $415 million at the end of 1998 included a valuation reserve of $15 million.


(4) INVESTMENTS AND FAIR VALUE
    OF FINANCIAL INSTRUMENTS


                           1999              1998
                    -------------------------------------

------------------- AMORTIZED  FAIR    AMORTIZED   FAIR
  ($ IN MILLIONS)    COST      VALUE      COST     VALUE
---------------------------------------------------------
  Fixed income
  securities        $ 1,433   $ 1,396   $ 1,269   $ 1,322

  Asset-backed
  certificates          267       268       431       449

  Equity securities     143       163       159       190
                    -------------------------------------
  Total             $ 1,843   $ 1,827   $ 1,859   $ 1,961
---------------------------------------------------------

INVESTMENTS. The Company's investments are recorded at fair value based on quoted market prices and consist principally of fixed income and equity securities, substantially all of which are held by Direct Marketing, and asset-backed certificates. The majority of the fixed income securities mature during the next ten years.

FINANCIAL LIABILITIES. Financial liabilities are carried in the consolidated balance sheets at historical cost. At January 29, 2000, long-term debt, including current maturities, had a carrying value of $6.4 billion and a fair value of $5.9 billion, and at January 30, 1999, had a carrying value of $7.5 billion and a fair value of $7.8 billion. Carrying value approximates fair value for short-term debt. These values are not necessarily indicative of actual market transactions. The fair value of long-term debt, excluding capital leases, is based on the interest rate environment and the Company's credit ratings. All long-term debt is fixed rate debt and therefore the Company is not exposed to fluctuations in market rates except to the extent described in the following paragraph.

DERIVATIVE FINANCIAL INSTRUMENTS. The Company's current derivative position consists of one interest rate swap, with a notional principal amount of $375 million, which was entered into in connection with the issuance of asset-backed certificates with the same principal amount. The purpose of the swap was to lock in a fixed rate of interest over the life of the financing. Both the swap and the asset-backed certificates will mature June 15, 2000. The Company's total exposure resulting from the swap is not material. The cost associated with this swap is recorded as interest expense.

CONCENTRATIONS OF CREDIT RISK. The Company has no significant concentrations of credit risk.


5   ACCOUNTS PAYABLE AND
    ACCRUED EXPENSES


----------------------------------
  ($ IN MILLIONS)                    1999       1998
-----------------------------------------------------------
  Trade payables                   $ 1,480   $ 1,471

  Accrued salaries, vacation,
  and bonus                            463       444

  Taxes payable                        179       232

  Interest payable                     155       165

  Workers' compensation and general
  liability insurance                   90        77

  Common dividends payable              79       140

  Other(1)                             905       914
                                  -------------------------
  Total                            $ 3,351   $ 3,443
-----------------------------------------------------------

(1) INCLUDES $86 MILLION AND $110 MILLION FOR 1999 AND 1998, RESPECTIVELY, RELATED TO OTHER CHARGES AND CREDITS, NET, PRINCIPALLY FUTURE LEASE OBLIGATIONS.


6   SHORT-TERM DEBT


---------------------------------------
  ($ IN MILLIONS)                          1999      1998
-------------------------------------------------------------
  Commercial paper                        $  330   $  1,924

  Average interest rate at year-end         6.3%       5.1%
-------------------------------------------------------------

The decline in short-term debt as of the end of 1999 is the result of paying down commercial paper balances with the proceeds from the sale of the Company's proprietary credit card receivables in December 1999. Committed bank credit facilities available to the Company as of January 29, 2000 totaled $3.0 billion. The facilities, as amended and restated in 1999, support the Company's short-term borrowing program and are comprised of a $1.5 billion, 364-day revolver (expires September 29, 2000) and a $1.5 billion, five-year revolver (expires November 21, 2002). None of the borrowing facilities was in use as of January 29, 2000.

The Company also has $1 billion of uncommitted credit lines in the form of letters of credit with seven banks to support its direct import merchandise program. As of January 29, 2000, $404 million of letters of credit issued by the Company were outstanding.


7   LONG-TERM DEBT


                          JAN. 29, 2000       JAN. 30, 1999
                      --------------------------------------
----------------------   AVG.                AVG.
  ($ IN MILLIONS)        RATE    BALANCE     RATE    BALANCE
------------------------------------------------------------
  Notes and debentures

   Due: Year 1            6.7%    $  625      8.0%   $  424

        Year 2            9.1%       250      6.7%      625

        Year 3            7.5%     1,100      9.1%      250

        Year 4            6.3%       350      7.5%    1,100

        Year 5            7.5%       300      5.8%    1,000

        Years 6 - 10      8.2%     1,172      8.0%    1,441

        Years 11 - 15     9.0%       117      9.0%      125

        Years 16 - 20     7.6%       763      7.6%      767

        Years 21 - 30     7.5%       862      7.5%      875

        Thereafter        7.5%       900      7.5%      900
                      --------------------------------------------
  Total notes and
  debentures              7.6%     6,439      7.4%    7,507

  Capital lease
  obligations and other    --         30       --        74

  Less current
  maturities               --       (625)      --      (438)
                      --------------------------------------------
  Total long-term debt    --     $ 5,844       --   $ 7,143
------------------------------------------------------------------

ALL NOTES AND DEBENTURES HAVE SIMILAR CHARACTERISTICS REGARDLESS OF DUE DATE AND THEREFORE ARE GROUPED BY MATURITY DATE IN THE ABOVE SCHEDULE.

In the first quarter of 1999, the Company redeemed approximately $199 million principal amount of Eckerd Notes, due 2004, having a coupon rate of 9.25 percent. The Company recognized a pre-tax gain of $5 million on the early extinguishment of the Notes which is classified as a component of Net interest expense and credit operations in the consolidated statements of income. In the fourth quarter of 1999, GE Capital assumed $650 million of debt, described below, in conjunction with the purchase of the Company's proprietary credit card receivables. During 1998, JCP Receivables, Inc., an indirect wholly owned subsidiary of the Company, completed a public offering of $650 million aggregate principal amount of Series E asset-backed certificates of JCP Master Credit Card Trust. The certificates had a maturity of five years and an interest rate of 5.5 percent. The transaction did not meet the criteria for sale accounting under FAS No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES, and accordingly was accounted for as a secured borrowing.

8   CAPITAL STOCK

At January 29, 2000, there were approximately 55 thousand stockholders of record. On a combined basis, the Company's savings plans, including the Company's employee stock ownership plan (ESOP), held 46.5 million shares of common stock or 16.8 percent of the Company's common shares after giving effect to the conversion of preferred stock.

COMMON STOCK. The Company has authorized 1,250 million shares, par value $.50; 261 million shares were issued and outstanding as of January 29, 2000, and 250 million shares were issued and outstanding as of January 30, 1999.

PREFERRED STOCK. The Company has authorized 25 million shares; 743 thousand shares of Series B ESOP Convertible Preferred Stock were issued and outstanding as of January 29, 2000, and 792 thousand shares were issued and outstanding as of January 30, 1999. Each share is convertible into 20 shares of the Company's common stock at a guaranteed minimum price of $30 per common share. Dividends are cumulative and are payable semi-annually at a rate of $2.37 per common share equivalent, a yield of 7.9 percent. Shares may be redeemed at the option of the Company or the ESOP under certain circumstances. The redemption price may be satisfied in cash or common stock or a combination of both, at the Company's sole discretion.

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


9   STOCK-BASED
    COMPENSATION

The Company has a stock-based compensation plan which was approved by stockholders in 1997. The plan reserved 14 million shares of common stock for issuance to plan participants upon the exercise of options over the ten-year term of the plan. Approximately 2,000 employees, comprised principally of selected management employees, are eligible to participate. Both the number of shares and the exercise price, which is based on the average market price, are fixed at the date of grant and have a maximum term of ten years. The plan also provides for grants of stock options and stock awards to outside members of the Board of Directors. Shares acquired by such directors are not transferable until a director terminates service. The Company accounts for stock-based compensation under the provisions of APB No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Accordingly, net income and earnings per share shown in the consolidated statements of income appearing on page 25 do not reflect any compensation cost for the Company's fixed stock options. In accordance with FAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the fair value of each fixed option granted is estimated on the date of grant using the Black-Scholes option pricing model, as follows:

OPTION ASSUMPTIONS


                                 1999     1998     1997
-----------------------------------------------------------
  Dividend yield                 3.8%     3.8%     4.0%

  Expected volatility           25.1%    20.5%    21.3%

  Risk-free interest rate        5.5%     5.7%     6.3%

  Expected option term        7 years  6 years  6 years

  Fair value per share of
  options granted              $ 8.41  $ 13.66   $ 9.76
-----------------------------------------------------------

Compensation expense recorded under FAS No. 123 would have been approximately $40 million in 1999, $21 million in 1998 and $11 million in 1997, reducing earnings per share by approximately 15 cents in 1999, eight cents in 1998 and four cents in 1997.

-------------------------------------------------------------------------------

The following table summarizes the status of the Company's fixed stock option plans for the three years ended January 29, 2000, January 30, 1999 and January 31, 1998:

OPTIONS


                                                            1999                  1998                 1997
-------------------------------------------------------------------------------------------------------------------
  (SHARES IN THOUSANDS, PRICE IS WEIGHTED AVERAGE)   SHARES      PRICE     SHARES      PRICE     SHARES     PRICE
-------------------------------------------------------------------------------------------------------------------
  Outstanding at beginning of year                    6,972      $ 48       7,583      $ 40       8,633      $ 36

  Granted                                             5,619        36       1,643        71       1,413        45

  Exercised                                            (479)       23      (2,100)       36      (2,347)       30

  Expired and cancelled                                (280)       40        (154)       61        (116)       48
                                                   ----------------------------------------------------------------
  Outstanding at end of year                         11,832      $ 43       6,972      $ 48       7,583      $ 40
                                                   ----------------------------------------------------------------
  Exercisable at end of year                          6,913      $ 48       5,418      $ 41       6,428      $ 38
-------------------------------------------------------------------------------------------------------------------

OPTIONS AS OF JANUARY 29, 2000



                                                              OUTSTANDING                 EXERCISABLE
------------------------------------                 -------------------------------------------------------------
(SHARES IN THOUSANDS, PRICE AND TERM                                      REMAINING
 ARE WEIGHTED AVERAGES)                              SHARES       PRICE   TERM (YRS.)  SHARES   PRICE
-------------------------------------------------------------------------------------------------------------------

  Under $25                                              27      $ 16         5.8        27      $ 16

  $25 - $35                                           1,779        28         1.9     1,768        28

  $35 - $45                                           5,897        37         8.4     1,087        42

  $45 - $55                                           1,828        48         6.6     1,825        48

  Over $55                                            2,301        66         7.3     2,206        66
                                                  -----------------------------------------------------------------
  Total                                              11,832      $ 43         6.9     6,913      $ 48
-------------------------------------------------------------------------------------------------------------------

10   INTEREST EXPENSE, NET


------------------------
  ($ IN MILLIONS)         1999     1998    1997
------------------------------------------------------
  Short-term debt        $ 137    $ 106    $ 121

  Long-term debt           536      557      527

  Other, net *             (61)     (48)     (64)
                        ------------------------------
  Interest expense, net  $ 612    $ 615    $ 584
------------------------------------------------------


* INCLUDES $34 MILLION IN BOTH 1999 AND 1997, AND $39 MILLION IN 1998 FOR INTEREST INCOME FROM THE COMPANY'S INVESTMENT IN ASSET-BACKED CERTIFICATES.


11   LEASE COMMITMENTS

The Company conducts the major part of its operations from leased premises that include retail stores, catalog fulfillment centers, warehouses, offices and other facilities. Almost all leases will expire during the next 20 years; however, most leases will be renewed or replaced by leases on other premises. Rent expense for real property operating leases totaled $667 million in 1999, $585 million in 1998, and $541 million in 1997, including contingent rent, based on sales, of $64 million, $66 million and $72 million for the three years, respectively.

The Company also leases data processing equipment and other personal property under operating leases of primarily three to five years. Rent expense for personal property leases was $127 million in 1999, $123 million in 1998, and $126 million in 1997.

Future minimum lease payments for non-cancelable operating and capital leases, net of executory costs, principally real estate taxes, maintenance and insurance, and subleases, as of January 29, 2000 were:


----------------------------------------------------------
  ($ IN MILLIONS)                OPERATING   CAPITAL
----------------------------------------------------------
  2000                          $    620       $ 10

  2001                               568         10

  2002                               521          6

  2003                               492          1

  2004                               454         --

  Thereafter                       3,099         --
                               ---------------------------
  Total minimum lease payments   $ 5,754       $ 27
                               ---------------------------
  Present value                  $ 3,302       $ 24

  Weighted average interest rate    9.7%      10.0%
----------------------------------------------------------


12   ADVERTISING COSTS

Advertising costs consist principally of newspaper, television, radio and catalog book costs. In 1999, the total cost of advertising was $1,054 million compared with $1,077 million in 1998, and $977 million in 1997. The consolidated balance sheets include deferred advertising costs, primarily catalog book costs, of $84 million as of January 29, 2000, and $87 million as of January 30, 1999, classified as Other Assets.


13   RETIREMENT PLANS

The Company's retirement plans consist principally of a noncontributory pension plan, noncontributory supplemental retirement and deferred compensation plans for certain management associates, a contributory medical and dental plan, and a 401(k) plan and employee stock ownership plan. In 1998, the Company adopted two additional non-qualified savings plans. Pension plan assets are invested in a balanced portfolio of equity and debt securities managed by third party investment managers. In addition to the above, Eckerd has a noncontributory pension plan. As of January 1, 1999, all Eckerd retirement benefit plans were frozen and employees began to accrue benefits under the Company's retirement plans. The cost of these programs and the December 31 balances of plan assets and obligations are shown below:

EXPENSE


-------------------------------
  ($ IN MILLIONS)                 1999     1998     1997
--------------------------------------------------------------
  PENSION AND HEALTH CARE

  Service cost                   $ 109     $ 76     $ 68

  Interest cost                    220      221      200

  Projected return on assets      (314)    (283)    (488)

  Net amortization                  13       14      248
                               -------------------------------
  Total pension and
  health care                       28       28       28

  SAVINGS PLAN EXPENSE              35       76       71
                               -------------------------------
  TOTAL RETIREMENT PLANS          $ 63    $ 104     $ 99
--------------------------------------------------------------

ASSUMPTIONS


                              1999     1998    1997
-------------------------------------------------------
  Discount rate               7.75%    6.75%  7.25%

  Expected return on assets   9.5%     9.5%    9.5%

  Salary progression rate     4.0%     4.0%    4.0%

  Health care trend rate      7.0%     7.0%    7.0%
-------------------------------------------------------


ASSETS AND OBLIGATIONS

PENSION PLANS*


---------------------------------
  ($ IN MILLIONS)                  1999    1998
-----------------------------------------------------
  PROJECTED BENEFIT OBLIGATION

  Beginning of year              $ 3,006 $ 2,749

  Service and interest cost          303     273

  Actuarial (gain)/loss             (375)    184

  Benefits paid                     (201)   (200)

  Amendments and other                 4      --
                                 --------------------
  End of year                      2,737   3,006


  FAIR VALUE OF PLAN ASSETS

  Beginning of year                3,393   3,064

  Company contributions               35      32

  Net gains                          560     497

  Benefits paid                     (201)   (200)

  Amendments and other                 4      --
                                 --------------------
  End of year                      3,791   3,393


  Excess of fair value over
  projected benefits               1,054     387

  Unrecognized gains and
  prior service cost                (563)     75
                                 --------------------
  PREPAID PENSION COST             $ 491   $ 462
-----------------------------------------------------


*   INCLUDES SUPPLEMENTAL RETIREMENT PLAN.

MEDICAL AND DENTAL


------------------------------------
  ($ IN MILLIONS)                     1999     1998
--------------------------------------------------------
  Accumulated benefit obligation     $ 322    $ 334

  Net unrecognized losses               17       10
                                    --------------------

  Net medical and dental liability   $ 339    $ 344
--------------------------------------------------------

A one percent change in the health care trend rate would change the accumulated benefit obligation and expense by approximately $26 million and $2 million, respectively.


14   OTHER CHARGES AND
     CREDITS, NET

CHARGES/(CREDITS) BY CATEGORY


------------------------
  ($ IN MILLIONS)         1999     1998    1997
---------------------------------------------------
  Asset impairments      $ 240     $ --  $   72

  Gain on the sale of
  business units           (55)      --     (63)

  Workforce reduction
  programs                  --       --     206

  Store closing costs       --       --      61

  Drugstore integration
  costs                     --       --     103

  Other                    (16)     (22)     --
                        ---------------------------
  Total                  $ 169    $ (22) $  379
                        ---------------------------
  Net income impact      $ 126    $ (13) $  231
---------------------------------------------------

In 1999's fourth quarter the Company recorded items totaling $169 million on a pre-tax basis that are reported as Other charges and credits, net. This charge was comprised of three categories: (i) asset impairment charges of $240 million,
(ii) a $55 million gain on the sale of the Company's proprietary credit card receivables and (iii) reversal of reserves and recognition of gains, together totaling $16 million, related to 1996 and 1997 store restructuring provisions.

Asset impairments were recognized for underperforming department stores ($130 million) and drugstores ($110 million) in accordance with FAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. The impairment charges represent the excess of the carrying values of the assets, including intangible assets, over estimated fair values. The department store charge relates to ten stores, with the majority attributable to seven stores in the Washington, D.C. market that were acquired in 1995. The Washington, D.C. stores have performed substantially below levels anticipated at the time of the acquisition, and the impairment charge generally represents goodwill associated with the acquisition. Three of the impaired department stores had contracts of sale pending as of the end of fiscal 1999 and are expected to close by the end of the first quarter of 2000. Fair values for department stores were determined based on the established sales prices for the three stores, independent appraisals of three other stores and projected cash flows for the remaining stores. Stores held for sale were written down to net realizable value. Drugstore impairment charges represent the write-off of fixed assets, including intangibles, associated with 289 underperforming stores located throughout Eckerd's operating area, with concentrations in Pennsylvania, Virginia, New Jersey and New York. The impaired stores generally represent smaller, low-volume stores that were former independent units and chains acquired over the years that do not meet Eckerd's performance standards and cannot be relocated. Subsequent to year end, a plan was approved to close all of the stores during the first half of fiscal 2000 with the majority closing by May
1. Fair values were based on projected cash flows for the expected remaining operating periods for the individual stores.

In December 1999, the Company completed the sale of its proprietary credit card receivables, including its credit facilities, to GE Capital at a gain of $55 million (see Note 2 for further discussion of the sale). The Company also recorded credits related to restructuring charges recognized in 1996 and 1997. Gains on the sale of two closed department store locations that had been written off in 1997 totaled $4 million and reserves for future lease obligations were reduced by $7 million based on the negotiation of lease terminations that were lower than the reserves that had been established in 1997. In addition, drugstore reserves were reduced by $5 million.

In 1998's fourth quarter, the Company recorded a $22 million pre-tax credit for the reversal of reserves established in 1997 for future obligations for store closings and workforce reduction programs. The reversals related to the final settlement of obligations for amounts less than anticipated. In 1997, the Company recorded pre-tax charges, net of $379 million, comprised of early retirement and workforce reduction programs ($206 million), the closing of underperforming department stores ($133 million), drugstore integration activities ($103 million), and gains on the sale of business units ($63 million). Reserves for future obligations were established for certain components of the 1997 charges which are discussed in Note 15 below.


15   RESTRUCTURING
     RESERVES

During 1996 and 1997, the Company established reserves for future costs associated with certain restructuring charges. These reserves were principally related to future lease obligations for both department stores and drugstores that were identified for closing. The following tables provide a roll forward of reserves that were established for these charges. Reserves are reviewed for adequacy on a periodic basis and are adjusted as appropriate based on those reviews. The following schedules, and the accompanying discussion, provide the status of the reserves as of January 29, 2000.

1997 OTHER CHARGES


                                                      1998                          1999
-----------------------------------------------------------------------------------------------------------
                                                       Y/E            CASH          OTHER         Y/E
($ IN MILLIONS)                                      RESERVE         OUTLAYS       CHANGES      RESERVE
-----------------------------------------------------------------------------------------------------------
  DEPARTMENT STORES AND CATALOG

  Future lease obligations(1)                         $ 20           $ (5)         $ (7)       $   8

  ECKERD DRUGSTORES

  Future obligations, primarily leases(1)               27             (4)           --           23
                                                 ----------------------------------------------------------

  Total                                               $ 47           $ (9)         $ (7)        $ 31
-----------------------------------------------------------------------------------------------------------


(1) RESERVE BALANCES ARE INCLUDED AS A COMPONENT OF ACCOUNTS PAYABLE AND ACCRUED EXPENSES.

DEPARTMENT STORES AND CATALOG

FUTURE LEASE OBLIGATIONS. In 1997, the Company identified 97 underperforming stores that did not meet the Company's profit objectives and several support units (credit service centers and warehouses) which were no longer needed. All of these facilities had closed by the end of fiscal 1998. The store-closing plan anticipated that the Company would remain liable for all future lease obligations. The reserve as of the end fiscal 1999 represents future lease obligations, and costs are being charged against the reserve as incurred. During fiscal 1999, approximately $5 million in lease payments had been charged against the reserve. In the fourth quarter of 1999, reserves were reduced by $7 million as a result of favorable lease termination settlements for certain stores.

ECKERD DRUGSTORES

FUTURE OBLIGATIONS, PRIMARILY LEASES. During 1997, the Company established reserves for the present value of future lease payments for certain drugstores that were identified for closure. In addition, reserves were established for pending litigation and other miscellaneous charges, each individually insignificant. During fiscal 1999, approximately $4 million in payments were charged against the reserve. On a combined basis, the reserves totaled $23 million at the end of fiscal 1999.

1996 OTHER CHARGES


                                                      1998                          1999
-------------------------------------------------------------------------------------------------------------------
                                                       Y/E            Cash          Other         Y/E
($ IN MILLIONS)                                      Reserve         Outlays       Changes      Reserve
-------------------------------------------------------------------------------------------------------------------
  Eckerd Drugstores

  Future lease obligations and severance(1)           $ 59            $ (3)        $ (5)        $ 51

  Allowance for notes receivable(2)                     25              --           --           25

  Other(1)                                               4              --           --            4
-------------------------------------------------------------------------------------------------------------------
  Total                                               $ 88            $ (3)        $ (5)        $ 80
-------------------------------------------------------------------------------------------------------------------

(1) RESERVE BALANCES ARE INCLUDED AS A COMPONENT OF ACCOUNTS PAYABLE AND ACCRUED EXPENSES.

(2) THE ALLOWANCE FOR NOTES RECEIVABLE IS INCLUDED AS A REDUCTION OF OTHER
    ASSETS.


FUTURE LEASE OBLIGATIONS. In 1996 the Company identified certain drugstores that would be closed in connection with its acquisition of Eckerd Corporation, and established a reserve for the present value of future lease obligations for the closed drugstores. Costs are being charged against the reserve as incurred; the interest component related to lease payments is recorded as rent expense in the period incurred with no corresponding increase in the reserve. During fiscal year 1999, approximately $3 million in lease payments were charged against the reserve. These reserves were reviewed for adequacy in 1999, and consequently, were reduced by $5 million.

ALLOWANCE FOR NOTES RECEIVABLE. In connection with the Eckerd acquisition, the Federal Trade Commission required that the Company divest certain drugstores in North Carolina and South Carolina. The sale of these drugstores was partially financed by the Company through a note receivable for $33 million. A reserve for 75 percent of the face value of the note receivable was established due to the significant constraints on the Company's ability to collect on the note.

OTHER. The remaining charges, the majority of which have been expensed as incurred, were related to integration activities for the Fay's drugstores acquired by the Company in October 1996, and other activities such as contract terminations.

16   SUBSEQUENT EVENT

In February 2000, the Company announced that it was evaluating underperforming assets and as a result, expected to close 40 to 45 department stores and 289 drugstores. The majority of department store closings are expected to occur by July 1, 2000, while the majority of drugstore closings are expected to occur by May 1, 2000. Charges associated with department store closings are expected to total approximately $125 million and charges associated with drugstore closings are expected to total approximately $200 million, including inventory liquidation costs and store operating costs during the shut-down period of approximately $80 million which will be reported within drugstore segment results. Exit costs are expected to consist principally of the write-off of asset values, the present value of future lease obligations, and severance and outplacement costs. In addition, the Company expects to finalize other cost saving initiatives that will result in a first quarter 2000 charge of $16 million.


17   TAXES

Deferred tax assets and liabilities reflected in the Company's consolidated balance sheet as of January 29, 2000 were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The major components of deferred tax (assets)/liabilities as of January 29, 2000 and January 30, 1999 were as follows:

TEMPORARY DIFFERENCES


--------------------------------
  ($ IN MILLIONS)                  1999    1998
-----------------------------------------------------
  Depreciation and amortization  $ 1,104  $ 1,084

  Leases                             318      312

  Deferred acquisition costs         224      233

  Retirement benefits                 47       49

  Other, including
  comprehensive income/(loss)        (73)     (59)
                                ---------------------
  Total                          $ 1,620  $ 1,619
-----------------------------------------------------


INCOME TAX EXPENSE


-------------------------
  ($ IN MILLIONS)         1999     1998    1997
----------------------------------------------------
  CURRENT

  Federal and foreign     $ 227    $ 111   $ 319

  State and local           (21)      31      39
                         ---------------------------

  Subtotal                  206      142     358


  DEFERRED

  Federal and foreign        (5)     219       3

  State and local            (6)      --      (2)
                         ---------------------------

  Subtotal                  (11)     219       1
                         ---------------------------
  Total                   $ 195    $ 361   $ 359

  Effective tax rate      36.8%    37.8%   38.8%
----------------------------------------------------


1999 BALANCES INCLUDE $12 MILLION OF DEFERRED TAXES RELATED TO THE GENOVESE ACQUISITION.

RECONCILIATION OF TAX RATES


----------------------------------
  (PERCENT OF PRE-TAX INCOME)      1999    1998      1997
-------------------------------------------------------------
  Federal income tax
  at statutory rate                 35.0     35.0    35.0

  State and local income
  taxes, less federal income
  tax benefit                       (3.4)     2.2     2.8

  Tax effect of dividends
  on allocated ESOP shares          (2.8)    (1.4)   (1.3)

  Tax credits and other              8.0      2.0     2.3
                                  ---------------------------
  Total                             36.8     37.8    38.8
-------------------------------------------------------------

Declines in the effective tax rate over the last three years are related primarily to the effects of tax planning strategies that have significantly reduced state and local effective income tax rates.

18   SEGMENT REPORTING

The Company operates in three business segments: Department stores and catalog, Eckerd drugstores, and Direct Marketing. The results of Department stores and catalog are combined because they generally serve the same customer, have virtually the same mix of merchandise, and the majority of catalog sales are completed in department stores. For more detailed descriptions of each business segment, including products sold, see page 2 and pages 5 through 13 of this report. Other items are shown in the table below for purposes of reconciling to total Company consolidated amounts.



----------------------------------------                      Operating    Total      Capital    Depr. &
  ($ IN MILLIONS)                        Year       Revenue   Profit(1)   Assets   Expenditures  Amort.
----------------------------------------------------------------------------------------------------------
  Department stores and catalog(2)       1999     $ 18,964   $    670   $ 10,906      $ 321      $ 386

                                         1998       19,114        920     14,433        439        380

                                         1997       19,819      1,275     14,850        464        366


  Eckerd drugstores                      1999       12,427        183      7,053        283        193

                                         1998       10,325        254      6,361        256        139

                                         1997        9,663        347      6,064        341        112


  Direct Marketing                       1999        1,119        247      2,842          2          2

                                         1998        1,022        237      2,603          1          5

                                         1997          928        217      2,283          5          5


  Total segments                         1999       32,510      1,100     20,801        606        581

                                         1998       30,461      1,411     23,397        696        524

                                         1997       30,410      1,839     23,197        810        483


  Net interest expense and credit
    operations                           1999           --       (299)        --         --         --

                                         1998           --       (391)        --         --         --

                                         1997           --       (457)        --         --         --


  Real estate and other and
    acquisition amortization             1999           --       (101)        87         --        129

                                         1998           --        (87)       111         --        113

                                         1997           --        (78)       166         --        101


  Other charges and credits, net         1999           --       (169)        --         --         --

                                         1998           --         22         --         --         --

                                         1997           --       (379)        --         --         --


  Total Company                          1999       32,510        531     20,888        606        710

                                         1998       30,461        955     23,508        696        637

                                         1997       30,410        925     23,363        810        584
----------------------------------------------------------------------------------------------------------


(1) TOTAL COMPANY OPERATING PROFIT EQUALS INCOME BEFORE INCOME TAXES AS SHOWN ON THE COMPANY'S CONSOLIDATED STATEMENTS OF INCOME.

(2) INCLUDES CERTAIN AMOUNTS FOR CORPORATE DEPARTMENTS.

QUARTERLY DATA (UNAUDITED)

J. C. PENNEY COMPANY, INC. AND SUBSIDIARIES


                                                   FIRST              SECOND              THIRD                FOURTH
----------------------------------------------------------------------------------------------------------------------------
  ($ IN MILLIONS, EXCEPT PER SHARE DATA)      1999       1998      1999     1998      1999      1998       1999      1998
----------------------------------------------------------------------------------------------------------------------------
  Retail sales, net                         $ 7,258    $ 6,755   $ 7,034   $ 6,483   $ 7,552   $ 7,129   $ 9,547   $ 9,072

  Total revenue                               7,532      7,001     7,310     6,734     7,834     7,381     9,834     9,345

  LIFO gross margin                           1,966      1,904     1,756     1,629     2,057     2,015     2,238     2,249

  Net income/(loss)                             167        174        39        27       142       186       (12)      207

  Net income/(loss) per common share,
    diluted                                    0.61       0.64      0.12(1)   0.08(1)   0.51      0.68     (0.08)(1)  0.77

  Dividend per common share                   0.545      0.545     0.545     0.545     0.545     0.545    0.2875     0.545

  Price range

    High                                      48.38      77.88     54.44     78.75     44.88     59.38     27.50     56.13

    Low                                       35.38      64.69     43.75     58.00     25.31     42.63     17.69     38.13

    Close                                     45.63      71.94     43.75     58.69     25.38     47.50     18.31     39.00
----------------------------------------------------------------------------------------------------------------------------


FIVE YEAR FINANCIAL SUMMARY

J. C. PENNEY COMPANY, INC. AND SUBSIDIARIES


--------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)                  1999      1998        1997       1996       1995
------------------------------------------------------------------------------------------------------------
  RESULTS FOR THE YEAR

  Total revenue                                     $ 32,510   $ 30,461   $ 30,410   $ 23,292   $ 21,084

  Retail sales, net                                   31,391     29,439     29,482     22,474     20,404

    Percent increase                                    6.6%     (0.1)%      31.2%      10.1%       1.5%

  Net income                                           $ 336      $ 594      $ 566      $ 565      $ 838

  Return on beginning stockholders' equity              4.7%       8.2%       8.0%(2)    9.7%      15.1%(3)

  Per common share

    Net income, diluted                               $ 1.16(1)  $ 2.19     $ 2.10     $ 2.25     $ 3.33

    Dividends                                           1.92       2.18       2.14       2.08       1.92

    Stockholders' equity                               26.17      26.74      27.31      24.71      24.60

  FINANCIAL POSITION

  Capital expenditures                                   606        696        810        790        749

  Total assets                                        20,888     23,508     23,363     21,958     16,972

  Long-term debt                                       5,844      7,143      6,986      4,565      4,080

  Stockholders' equity                                 7,228      7,102      7,290      5,885      5,817(3)

  OTHER

  Common shares outstanding at end of year               261        250        251        224        224

  Weighted average common shares

    Basic                                                259        253        247        226        226

    Diluted                                              275        271        268        248        249

  Number of employees at end of year (IN THOUSANDS)      291        268        260        252        205
------------------------------------------------------------------------------------------------------------

(1) CALCULATION EXCLUDES THE EFFECTS OF THE POTENTIAL CONVERSION OF OUTSTANDING PREFERRED SHARES INTO COMMON SHARES, AND RELATED DIVIDENDS, BECAUSE THEIR INCLUSION WOULD HAVE AN ANTI-DILUTIVE EFFECT ON EPS.

(2) ASSUMES THE COMPLETION OF THE ECKERD ACQUISITION IN BEGINNING EQUITY.

(3) BEGINNING REINVESTED EARNINGS HAS BEEN REDUCED BY $67 MILLION, NET OF TAX, TO REFLECT CHANGES TO CERTAIN REVENUE RECOGNITION POLICIES.

FIVE YEAR OPERATIONS SUMMARY

J. C. PENNEY COMPANY, INC. AND SUBSIDIARIES


                                                      1999       1998       1997       1996       1995
------------------------------------------------------------------------------------------------------------
  DEPARTMENT STORES

  Number of stores - JCPenney department stores

    Beginning of year                                  1,148      1,203      1,228      1,238      1,233

    Openings                                              14         12         34         36         43

    Closings                                             (19)       (67)       (59)       (46)       (38)
                                                 -----------------------------------------------------------
    End of year                                        1,143      1,148      1,203      1,228      1,238

  Renner department stores                                35         21         --         --         --
                                                 -----------------------------------------------------------
  Total department stores                              1,178      1,169      1,203      1,228      1,238

  Gross selling space (IN MILLIONS)                    116.4      116.0      118.4      117.2      114.3

  Sales (IN MILLIONS)                               $ 15,016   $ 15,224   $ 15,904   $ 15,568   $ 14,814

  Sales including catalog desks (IN MILLIONS)         17,575     17,991     18,953     18,515     17,771

  Sales per gross square foot                            154        154        156        157        154
                                                 -----------------------------------------------------------
  CATALOG

  Number of catalog units

    Department stores                                  1,142      1,139      1,199      1,226      1,228

    Freestanding sales centers and other                 509        512        554        569        565

    Drugstores                                           410        139        110        107        106
                                                 -----------------------------------------------------------

    Total                                              2,061      1,790      1,863      1,902      1,899

  Sales (IN MILLIONS)                              $   3,948  $   3,890  $   3,915  $   3,759  $   3,739
                                                 -----------------------------------------------------------
  ECKERD DRUGSTORES

  Number of stores

    Beginning of year                                  2,756      2,778      2,699        645        526

    Openings                                             266*       220*       199*        47         37

    Acquisitions                                         163         36        200      2,020         97

    Closings                                            (287)*     (278)*     (320)*      (13)       (15)
                                                 -----------------------------------------------------------
    End of year                                        2,898      2,756      2,778      2,699        645

  Gross selling space (IN MILLIONS)                     29.2       27.6       27.4       26.4        6.2

  Sales (IN MILLIONS)                               $ 12,427   $ 10,325  $   9,663  $   3,147  $   1,851

  Sales per gross square foot                            395        350        314        261        253
                                                 -----------------------------------------------------------
  DIRECT MARKETING

  Revenue (IN MILLIONS)                            $   1,119  $   1,022 $      928 $      818 $      680

  Distribution of revenue

    JCPenney customers                                   48%        50%        53%        56%        65%

    Other business relationships                         52%        50%        47%        44%        35%

  Policies, certificates, and memberships
  in force at year end (IN MILLIONS)                    14.8       14.7       13.2       11.3        9.6
------------------------------------------------------------------------------------------------------------


* INCLUDES RELOCATIONS OF 208 DRUGSTORES IN 1999, 175 DRUGSTORES IN 1998 AND 127 DRUGSTORES IN 1997.

SUPPLEMENTAL DATA (UNAUDITED)

GENERAL. The following information is provided as a supplement to the Company's audited financial statements. Its purpose is to facilitate an understanding of credit sales penetration rates, capital structure and cash flows.

The following table presents the sales penetration rates of the Company's proprietary/private-label and third-party credit cards.

DEPARTMENT STORES AND CATALOG


                                                 1999                  1998                  1997
                                          -------------------------------------------------------------------------
                                                   PERCENT OF            PERCENT OF            PERCENT OF
------------------------------------------          ELIGIBLE              ELIGIBLE              ELIGIBLE
  ($ IN BILLIONS)                          SALES      SALES      SALES      SALES      SALES      SALES
-------------------------------------------------------------------------------------------------------------------
  JCPenney credit card                     $  7.4        37.9%   $   7.6       39.4%   $  8.6        43.4%

  Third-party credit cards                    5.2        27.6%       5.0       26.1%      4.7        23.5%
                                          -------------------------------------------------------------------------
  Total                                    $ 12.6        65.5%    $ 12.6       65.5%   $ 13.3        66.9%
-------------------------------------------------------------------------------------------------------------------

EBITDA. Earnings before interest, taxes, depreciation, and amortization (EBITDA) is a key measure of cash flow generated and is provided as an alternative assessment of operating performance. It is not intended to be a substitute for GAAP measurements. Following is a calculation of EBITDA by operating segment on an individual and combined basis; calculations may vary for other companies:


-------------------------------------------      DEPARTMENT       ECKERD        DIRECT           TOTAL
  ($ IN MILLIONS)                             STORES & CATALOG  DRUGSTORES     MARKETING       SEGMENTS
-----------------------------------------------------------------------------------------------------------
  1999

  Revenue                                        $ 18,964       $ 12,427       $ 1,119       $ 32,510

  Segment profit                                      670            183           247          1,100

  Depreciation and amortization                       386            193             2            581

  Credit operating results                            313             --            --            313
                                          -----------------------------------------------------------------
  EBITDA                                        $   1,369     $      376      $    249      $   1,994

    % of revenue                                     7.2%           3.0%         22.3%           6.1%
                                          -----------------------------------------------------------------
  1998

  Revenue                                        $ 19,114       $ 10,325       $ 1,022       $ 30,461

  Segment profit                                      920            254           237          1,411

  Depreciation and amortization                       380            139             5            524

  Credit operating results                            224             --            --            224
                                          -----------------------------------------------------------------
  EBITDA                                        $   1,524     $      393      $    242        $ 2,159

    % of revenue                                     8.0%           3.8%         23.7%           7.1%
                                          -----------------------------------------------------------------
  1997

  Revenue                                        $ 19,819      $   9,663      $    928       $ 30,410

  Segment profit                                    1,275            347           217          1,839

  Depreciation and amortization                       366            112             5            483

  Credit operating results                            127             --            --            127
                                          -----------------------------------------------------------------
  EBITDA                                        $   1,768     $      459      $    222      $   2,449

    % of revenue                                     8.9%           4.7%         23.9%           8.0%
-----------------------------------------------------------------------------------------------------------

CAPITAL STRUCTURE. The Company's objective is to maintain a capital structure that will assure continuing access to financial markets so that it can, at reasonable cost, provide for future needs and capitalize on attractive opportunities for growth.

The debt to capital percentage shown in the table below includes both debt recorded on the Company's consolidated balance sheet as well as off-balance-sheet debt related to operating leases and the securitization of a portion of the Company's customer accounts receivable (asset-backed certificates).

DEBT TO CAPITAL

--------------------------
  ($ IN MILLIONS)             1999        1998        1997
--------------------------------------------------------------
  Short-term debt,
  net of cash investments  $  (1,170)(1) $ 1,602    $ 1,209

  Long-term debt,
  including current
  maturities                   6,469       7,581      7,435
--------------------------------------------------------------
                               5,299       9,183      8,644

  Off-balance-sheet debt:

    Present value of
    operating leases           3,302       2,715      2,250

    Securitization of
    receivables, net              --         146        343
                          ------------------------------------
  Total debt                   8,601      12,044     11,237

  Consolidated equity          7,228       7,102      7,290
                          ------------------------------------
  Total capital             $ 15,829    $ 19,146   $ 18,527

  Percent of total debt
  to capital                   54.3%       62.9%(2)   60.7%
--------------------------------------------------------------


(1) INCLUDES ASSET-BACKED CERTIFICATES OF $267 MILLION.

(2) UPON COMPLETION OF THE GENOVESE ACQUISITION, THE COMPANY'S DEBT TO CAPITAL RATIO DECREASED TO 62.1%.

The Company's debt to capital percentage improved in 1999 primarily as a result of the sale of the Company's proprietary credit card receivables. The Company currently expects the percentage to improve over the next several years.

CREDIT RATINGS. Ratings as of March 13, 2000 were as follows:

                                             LONG-TERM   COMMERCIAL
                                                DEBT       PAPER
---------------------------------------------------------------------
  Moody's Investors Service                     Baa2        P2

  Standard & Poor's Corporation                 BBB+(1)     A2(1)

  Fitch Investors Service, Inc.                  A-(1)       F2
---------------------------------------------------------------------

(1) UNDER REVIEW.

44